As filed with the Securities and Exchange Commission on April 22, 2002
File No. 333-83068

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LIN TV Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4833	05-0501252
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Four Richmond Square, Suite 200

Providence, Rhode Island 02906
(401) 454-2880
(Address, including Zip Code, and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)

Gary R. Chapman

Chief Executive Officer
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880
(Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

Copies to:

Rod D. Miller Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Michael A. Becker Cahill Gordon & Reindel 80 Pine Street New York, New York 10005 (212) 701-3000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8, may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY
The Transactions
Summary Historical and Pro Forma Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
DILUTION
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL DATA
Unaudited Pro Forma Combined Condensed Statement of Operations
Notes To Unaudited Pro Forma Financial Statements
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Retirement Plans
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
SIGNATURES
EXHIBIT INDEX
EX-10.22 Exchange Agreement - February 19, 2002
EX-23.2 Consent of PricewaterhouseCoopers LLP
EX-23.3 Consent of Arthur Andersen LLP
EX-99.4 Director Nominee Consent Antoinette C Bush
EX-99.5 Director Nominee Consent Wilma H. Jordan

Subject to Completion, Dated April 22, 2002

LIN TV Corp.

14,650,000 Shares

Class A Common Stock

This is the initial public offering of LIN TV Corp. We are offering 14,650,000 shares of our class A common stock. We anticipate that the initial public offering price will be between $19.00 and $22.00 per share. We have applied to list our class A common stock on the New York Stock Exchange under the symbol “TVL.”

Investing in our class A common stock involves risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to LIN TV Corp.	$	$

We have granted the underwriters the right to purchase up to 2,197,500 additional shares of class A common stock to cover over-allotments.

Deutsche Bank Securities

Bear, Stearns & Co. Inc.

JPMorgan

Credit Suisse First Boston	Morgan Stanley

The date of this prospectus is                     , 2002.

MARKETS WE SERVE

LIN TV Corp.
Sunrise Television Corp.
Puerto Rico

WISH-TV
Indianapolis, IN
Market Rank 25
CBS

WTNH-TV / WCTX-TV
Hartford-New Haven, CT
Market Rank 28
ABC / UPN

WOOD-TV / WOTV-TV / WXSP-CA
Grand Rapids-Kalamazoo-
Battle Creek, MI
Market Rank 38
NBC / ABC / UPN

WAVY-TV / WVBT-TV
Norfolk-Portsmouth-Newport News, VA
Market Rank 42
NBC / FOX

WIVB-TV / WNLO-TV
Buffalo, NY
Market Rank 47
CBS / Independent

WPRI-TV / WNAC-TV
Providence, RI-New Bedford, MA
Market Rank 49
CBS / FOX

KXAN-TV / KNVA-TV / KBVO-CA
Austin, TX
Market Rank 54
NBC / WB / Telefutura

WDTN-TV
Dayton, OH
Market Rank 60
ABC

WEYI-TV
Flint-Saginaw-Bay City, MI
Market Rank 64
NBC

WUPW-TV
Toledo, OH
Market Rank 68
FOX

WAND-TV
Champaign-Springfield-
Decatur, IL
Market Rank 82
ABC

WANE-TV
Fort Wayne, IN
Market Rank 104
CBS

WWLP-TV
Springfield-Holyoke, MA
Market Rank 105
NBC

KRBC-TV
Abilene-Sweetwater, TX
Market Rank 162
NBC

WLFI-TV
Lafayette, IN
Market Rank 190
CBS

KACB-TV
San Angelo, TX
Market Rank 199
NBC

WAPA-TV / WJPX-TV
San Juan, Puerto Rico
Market Rank N/A
Independent

Market rank data for the top 210 designated market areas is taken from Nielson Media Research Local Universe Estimates for the 2001-2002 Broadcast Season, August 23, 2001.

PROSPECTUS SUMMARY

      Unless the context requires otherwise, the term transactions refers to, and information in this prospectus assumes, the completion of the transactions described under the caption “The Transactions.”

Our Business

      We are a leading pure-play television company covering the United States and Puerto Rico. We own and operate 23 television stations, operate three television stations under local marketing agreements and provide management or sales services to four television stations. Under local marketing agreements, we provide substantial portions of the broadcast programming for airing on another station in the same market as a station we own and operate and sell advertising time for that station. Our stations broadcast in 21 markets, 14 of which are located in the top 50 designated market areas, as reported by A.C. Nielsen Co. Our stations cover approximately 6.8% of U.S. television households and all of the 1.2 million television households in Puerto Rico, ranking us among the top independent pure-play television station group operators. As a private company since March 1998, we have grown from 13 television stations to 26 television stations, including the seven stations operated by Sunrise Television Corp., for which our subsidiary, LIN Television Corporation, began providing management services in January 2002. We believe we are well positioned to benefit from future growth and to participate in a consolidation of our industry, including opportunities that may arise as a result of changes in the regulatory environment.

      We seek to be the largest local television presence in our markets by combining network-affiliated programming with leading local news and a multi-channel strategy. Our multi-channel strategy enables us to increase our audience share by operating multiple stations in the same market. We currently operate multiple stations in seven markets either under “duopolies,” in which we own two stations in a single market or under local marketing agreements. We have stations affiliated with all six major networks, with NBC, CBS and ABC affiliated stations representing 32%, 25% and 17%, respectively, of our 2001 pro forma net revenues. Our local sales force has capitalized on our local presence to increase the percentage of our net revenues from local advertising, a historically stable revenue source for the television broadcast industry. In 2001, we generated net revenues of $271.0 million and a net loss of $61.7 million. On a pro forma basis for 2001, we would have had net revenues of $331.3 million. Pro forma information in this prospectus gives effect to the adjustments described under the caption “Unaudited Pro Forma Financial Data,” including our anticipated acquisition of Sunrise.

      Our management team is recognized as an industry leader. Gary R. Chapman, our Chairman, President and Chief Executive Officer, along with Paul Karpowicz, our Vice President of Television, has led LIN for over 13 years, including during the period from December 1994 through March 1998 when LIN Television was a public company with its common stock traded on The Nasdaq National Market. Messrs. Chapman and Karpowicz have both chaired the board of the National Association of Broadcasters and the boards of several other major television industry groups. Our senior management team has, on average, more than 20 years of experience in the television broadcast industry. Our management team has successfully identified and implemented business strategies, including pioneering the multi-channel strategy, which we are extending on a regional basis. Our senior management team maintains a significant equity investment in our company.

      Our principal executive offices are located at Four Richmond Square, Suite 200, Providence, Rhode Island 02906 and our telephone number at that address is (401) 454-2880.

The Transactions

      In March 1998, a group of investors led by Hicks, Muse, Tate & Furst Incorporated, a leading private investment firm that specializes in leveraged acquisitions, recapitalizations and other principal investing activities acquired LIN Television. In addition, in March 1997, Hicks Muse led a group of investors that acquired the predecessor to Sunrise. Affiliates of Hicks Muse currently own approximately 74.7% of our capital stock and 87.4% of the capital stock of Sunrise. In connection with this offering, we are undertaking the following transactions with Hicks Muse or its affiliates, which are not arms’ length transactions because of Hicks Muse’s economic interest in, and veto and consent rights relating to significant corporate transactions by, both LIN and Sunrise:

•	the acquisition of Sunrise, including its subsidiary, STC Broadcasting, Inc., and the disposition of its North Dakota stations;

•	the exchange of STC Broadcasting preferred stock and Sunrise debt, plus accumulated dividends and accrued interest, with a value of $78.3 million at December 31, 2001, to be acquired by affiliates of Hicks Muse from a third party, for a number of shares of our class B common stock based on the initial public offering price of our class A common stock, after deducting underwriting discounts and commissions;

•	the termination of our monitoring and oversight agreement with Hicks Muse and the amendment of our financial advisory agreement with Hicks Muse to eliminate the terms requiring the payment of transaction fees, in exchange for an aggregate fee of $16.0 million consisting of cash in the amount of $6.2 million, warrants to purchase a number of shares of our class B common stock with a value of $2.7 million and a promissory note in the amount of $7.1 million; and

•	the redemption by its terms of our preferred interest in Southwest Sports Group Holdings LLC, an affiliate of Hicks Muse, for approximately $59.6 million, plus accumulated dividends, in cash.

      We believe that the Sunrise acquisition presents us with the opportunity to acquire an attractive portfolio of stations with regional profiles that complement our business strategy by providing us a multi-channel market in Providence and by expanding our regional clusters in Indianapolis, Austin and Springfield. In addition, we will not incur additional indebtedness to consummate the transaction, but rather, as a result of this offering, the Sunrise acquisition and the other transactions described above, we expect to reduce our indebtedness.

      We expect these transactions to be completed on or before the completion of this offering. However, the consummation of the Sunrise acquisition, Sunrise’s disposition of its North Dakota stations and the exchange of Sunrise debt and STC Broadcasting preferred stock for shares of our class B common stock may not occur until after the completion of this offering primarily due to the need for other third party consents.

      The following diagram summarizes our ownership, voting and operational structure following this offering:

(1)	All shares of our class B common stock will be held by affiliates of Hicks Muse. The class B common stock is convertible into class A common stock and class C common stock in the circumstances described under “Description of Capital Stock – Common Stock – Conversion.” In the event that affiliates of Hicks Muse convert the shares of class B common stock held by them into shares of class A common stock, the shares of class C common stock would automatically convert to shares of class A common stock, and the two shares of class C common stock would represent less than 0.01%, the shares being issued in this offering would represent approximately 32.2% and affiliates of Hicks Muse would own approximately 53.2%, in each case, of the total number of shares of class A common stock anticipated to be outstanding immediately following this offering.

The Offering

Class A common stock offered by us	14,650,000 shares

Common stock to be outstanding after this offering(1)	21,253,142 shares of class A common stock
24,197,826 shares of class B common stock
2 shares of class C common stock

Conversion rights	Our class B common stock and class C common stock are convertible as follows:

• subject to obtaining any necessary approvals of the Federal Communications Commission, or the FCC, holders of shares of our class B common stock may elect at any time to convert their shares into an equal number of shares of class A common stock;

• subject to obtaining any necessary approvals of the FCC, with the approval of the holders of a majority of our class B common stock, one or more shares of class B common stock of a holder may be converted into an equal number of shares of class C common stock; and

• if a majority of the shares of class B common stock convert into shares of class A common stock, each outstanding share of class C common stock will automatically convert into an equal number of shares of class A common stock.

Voting rights	The class A common stock and the class C common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, with the class A common stock representing 30% of our combined voting power and the class C common stock representing 70% of our combined voting power. Partnerships controlled by Royal W. Carson, III and Randall S. Fojtasek, two of our directors, will hold all of our outstanding class C common stock.

The shares of class B common stock have no voting rights, except that without the consent of at least a majority of the shares of class B common stock then outstanding, we may not enter into a wide range of significant transactions. We currently anticipate that upon consummation of this offering, affiliates of Hicks Muse will hold all of our class B common stock.

Use of proceeds	We intend to use the net proceeds from this offering, together with the cash proceeds from the other transactions, which we estimate will be an aggregate of approximately $388.8 million, to:

• repay substantially all of the then outstanding indebtedness of Sunrise and preferred stock of STC Broadcasting which, as of December 31, 2001, totaled $143.3 million, excluding the $78.3 million of such indebtedness and preferred stock which will be discharged through any issuance of shares of our class B common stock to affiliates of Hicks Muse, as described under “The Transactions;”

• pay the discounts, commission and other expenses as described under “The Transactions,” which total $27.2 million, including $6.2 million payable to affiliates of Hicks Muse;

• repay all of the outstanding indebtedness under our senior credit facilities, which, as of December 31, 2001, totaled $182.3 million; and

• use the remaining $36.0 million for general corporate purposes.

Proposed New York Stock Exchange Symbol	TVL

(1)	The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of March 31, 2002, after giving effect to the transactions (except for the exchange of STC Broadcasting preferred stock and Sunrise debt for shares of our class B common stock, which is based upon such exchange occurring on April 30, 2002), and does not include:

•	682,107 shares of class A common stock that are issuable upon the exercise of outstanding phantom units as of March 31, 2002 and 1,843,570 shares of class A common stock issuable upon the exercise of stock options as of March 31, 2002 with a weighted average exercise price of $18.97 per share and, on a pro forma basis, 7,082 shares of class A common stock that are issuable upon exercise of outstanding stock options as of March 31, 2002 that have been issued by Sunrise with a weighted average exercise price of $48.61 per share that we expect to assume in connection with our acquisition of Sunrise and up to 1,250,000 shares of class A common stock issuable upon the exercise of stock options we expect to grant upon the consummation of this offering with an exercise price equal to the initial public offering price of the class A common stock;

•	24,197,828 shares of class A common stock issuable upon the conversion of shares of our class B common stock and our class C common stock, assuming an initial public offering price of $20.50, the midpoint of the range on the cover of this prospectus;

•	24,197,826 shares of class C common stock issuable upon the conversion of shares of class B common stock, assuming an initial public offering price of $20.50, the midpoint of the range on the cover of this prospectus;

•	7,909 shares of class A common stock and 20,127 shares of class B common stock that are issuable upon exercise of warrants that have been issued by Sunrise with an exercise price of $0.01 per share and that we expect to assume in connection with our acquisition of Sunrise, assuming an initial public offering price of $20.50, the midpoint of the range on the cover of this prospectus; and

•	132,504 shares of class B common stock issuable upon the exercise of warrants being issued to affiliates of Hicks Muse with an exercise price of $0.01 per share, assuming an initial public offering price of $20.50, the midpoint of the range on the cover of this prospectus.

The number of shares of common stock outstanding after this offering includes shares of class B common stock issuable upon the exchange by affiliates of Hicks Muse of STC Broadcasting preferred stock and Sunrise debt, which we estimate to be 4,251,947 shares, assuming an initial public offering price of $20.50, the midpoint of the range on the cover of this prospectus, and assuming such exchange occurs on April 30, 2002.

     Unless otherwise indicated, the information in this prospectus assumes the underwriters have not exercised their over-allotment option.

Summary Historical and Pro Forma Consolidated Financial Data

      The summary historical consolidated financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 is derived from audited consolidated financial statements that appear in this prospectus. The summary historical consolidated financial data as of December 31, 1999 is derived from audited consolidated financial statements that do not appear in this prospectus. The historical results presented are not necessarily indicative of future results. Pro forma consolidated financial data reflects the adjustments set forth under “Unaudited Pro Forma Financial Data.”

      You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the related notes and “Unaudited Pro Forma Financial Data” and the related notes.

Year ended December 31,

1999	2000	2001	2001

Actual	Pro Forma

(dollars in thousands, except share and per
share data)
Statement of Operations Data:
Net revenues	$224,446	$295,706	$271,038	$331,295
Total operating costs and expenses	188,456	237,104	242,211	295,267

Operating income	35,990	58,602	28,827	36,028
Interest expense	68,689	92,868	97,646	84,687
Gain on sale of stations, net	—	—	—	(67,781)
Total other (income) expense, net	4,366	(1,653)	6,719	10,809

Loss before provision for (benefit from) income taxes and extraordinary item	(37,065)	(32,613)	(75,538)	8,313
Provision for (benefit from) income taxes	(3,039)	1,581	(18,227)	15,533

Loss from continuing operations	$(34,026)	$(34,194)	$(57,311)	$(7,220)

Basic and diluted earnings per common share:
Loss before extraordinary item	$(1.32)	$(1.33)	$(2.23)	$(0.16)
Weighted-average number of common shares outstanding	25,682	25,687	25,688	45,451
Other Data:
Capital expenditures	$18,191	$29,126	$21,503	$29,565
Broadcast cash flow(1)	102,738	130,070	102,649	119,123
Broadcast cash flow margin(2)	45.8%	44.0%	37.9%	36.0%
Adjusted EBITDA(3)(4)	$94,263	$120,715	$99,235	$114,174
Ratio of net debt to Adjusted EBITDA(4)(5)	8.9	x	8.1	x	10.5	x	7.1	x
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$21,717	$58,106	$42,192	$59,497
Investing activities	(197,269)	(174,081)	(56,376)	67,195
Financing activities	151,902	106,108	23,588	(78,202)
Net increase (decrease) in cash and cash equivalents	(23,650)	(9,867)	9,404	48,490

	December 31,

	1999	2000	2001	2001

	Actual			Pro Forma

	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,699	$7,832	$17,236	$61,349
Intangible assets, net	1,546,392	1,600,882	1,592,463	1,762,728
Total assets	1,952,685	2,045,363	2,036,286	2,259,507
Total debt(5)	857,626	988,257	1,056,223	871,423
Total stockholders’ equity	499,915	466,190	404,654	782,304

(1) (a)	Broadcast cash flow is defined as adjusted EBITDA (as defined below) plus cash corporate expenses less capital distributions from equity investments. Corporate expenses primarily include the costs of our management group, office space and related expenses, legal, auditing, financial systems and the Hicks Muse monitoring and oversight fees. Our management group plays a key role in the operations of our stations including programming, accounting, engineering, legal and personnel.

We believe the presentation of broadcast cash flow is relevant and useful because it is a measurement used by lenders to measure our ability to service our debt, it is a measurement used by industry analysts to determine the market value of our television stations and it is a measurement industry analysts use when evaluating our operating performance.

Broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles. Broadcast cash flow should not be considered in isolation of, or as a substitute for net income or loss, cash flows from operating activities and other income and cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of liquidity or profitability. Broadcast cash flow as determined below may not be comparable to the broadcast cash flow measures reported by other companies. In addition, these measures do not represent funds available for discretionary use.

(b)	Adjusted EBITDA is defined as operating income plus amortization of program rights, depreciation and amortization of intangible assets, capital distributions from equity investments and non-cash expenses (credits) less program payments. Program payments represent cash payments scheduled under program contracts and do not necessarily correspond to program usage.

We believe the presentation of adjusted EBITDA is relevant and useful because it is a measurement used by lenders to measure our ability to service our debt and it is a measurement industry analysts use when evaluating our operating performance.

Adjusted EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles. Adjusted EBITDA should not be considered in isolation of, or as a substitute for net income or loss, cash flows from operating activities and other income and cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of liquidity or profitability. Adjusted EBITDA as determined below may not be comparable to the EBITDA measures reported by other companies. In addition, these measures do not represent funds available for discretionary use.

(c)	Adjusted EBITDA and broadcast cash flow have been calculated for the periods presented as follows:

	Year ended December 31,

	1999	2000	2001	2001

				Pro
	Actual			Forma

	(dollars in thousands)
Operating income	$35,990	$58,602	$28,827	$36,028
Plus: Amortization of program rights	15,029	21,214	21,847	27,976
Depreciation and amortization of intangible assets	57,934	63,734	65,925	74,602
Capital distributions from equity investments	—	815	6,583	6,583
Non-cash expenses (credits)	603	(900)	(1,561)	(1,561)
Less: Program payments	(15,293)	(22,750)	(22,386)	(29,454)

Adjusted EBITDA	94,263	120,715	99,235	114,174
Plus: Cash corporate expenses	8,475	10,170	9,997	11,532
Less: Capital distributions from equity investments	—	(815)	(6,583)	(6,583)

Broadcast cash flow	$102,738	$130,070	$102,649	$119,123

(2)	Broadcast cash flow margin is broadcast cash flow divided by net revenues.

(3)	We have further adjusted the following pro forma information listed under Other Data for the elimination of cash fees paid to Hicks Muse in 2001 and the elimination of certain overhead costs at Sunrise that we will not have to incur as a result of our providing management services to the seven stations operated by Sunrise:

	Year Ended December 31, 2001

	Pro Forma As Adjusted
	(dollars in thousands)
Adjusted EBITDA	$118,523
Ratio of net debt to adjusted EBITDA	6.8	x

(4)	Net debt is defined as total debt less cash and cash equivalents.

(5)	Total debt is defined as long-term debt, including current portion. Does not include our guarantee of a promissory note due 2023 issued to General Electric Capital Corporation, or GECC, by our joint venture with NBC in connection with the formation of that joint venture. We would be liable on that guarantee only to the extent that GECC is not paid in full on the note after liquidation of all of the assets of the joint venture.

RISK FACTORS

      Before you participate in this offering, we urge you to consider carefully the following risks applicable to us, our industry and this offering, as well as the other matters described in this prospectus.

Risks Related to Our Business

Our operating results are primarily dependent on advertising revenues and, as a result, we may be more vulnerable to economic downturns than businesses in other industries.

      Our operating results are primarily dependent on advertising revenues. The success of our operations depends in part upon factors beyond our control, such as:

•	national and local economic conditions;

•	the availability of coverage of political events and high profile sporting events, such as the Olympics, the Super Bowl and the NCAA Men’s Basketball Tournament;

•	the relative popularity of the programming on our stations;

•	the demographic characteristics of our markets; and

•	the activities of our competitors.

      We cannot assure you that our programming will attract sufficient targeted viewership or that we will achieve favorable ratings. Our ratings depend partly upon unpredictable and volatile factors beyond our control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our programming not to gain popularity or decline in popularity, which could cause our advertising revenues to decline. In addition, we and those that we rely on for programming may not be able to anticipate and react effectively to shifts in viewer tastes and interests in our markets.

We are dependent to a significant degree on automotive advertising.

      Approximately 26%, 22% and 21% of our total net revenues for the years ended December 31, 1999, 2000 and 2001, respectively, consisted of automotive advertising. A significant decrease in these revenues in the future could materially and adversely affect our results of operations and cash flows, which could affect our ability to fund operations and service our debt obligations and affect the price of shares of our class A common stock.

We will continue to have a substantial amount of debt after this offering, which could adversely affect our financial condition, liquidity and results of operations, reduce our operating flexibility and put us at greater risk for default and acceleration of our debt.

      We have, and will continue to have, a large amount of indebtedness when compared to our stockholders’ equity, even after the consummation of the transactions. As of December 31, 2001, we had $1.1 billion of total debt and $404.7 million of total stockholders’ equity, and on a pro forma basis we would have had approximately $871.4 million of total debt and $782.3 million of total stockholders’ equity. We may incur additional indebtedness in the future. Accordingly, even following the repayment of a portion of our indebtedness with the net proceeds from the transactions, we will continue to have, significant debt service obligations.

      Our large amount of indebtedness could, for example:

•	require us to use a substantial portion of our cash flow from operations to pay indebtedness and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate activities;

•	limit our ability to obtain additional financing in the future;

•	expose us to greater interest rate risk since the interest rates on certain of our borrowings, including amounts borrowed under our senior credit facilities, vary; and

•	impair our ability to successfully withstand a downturn in our business or the economy in general and place us at a disadvantage relative to our less leveraged competitors.

      Any of these consequences could have a material adverse effect on our business, liquidity and results of operations. In addition, our debt instruments require us to comply with covenants, including those that restrict the ability of certain of our subsidiaries to dispose of assets, incur additional indebtedness, pay dividends, make investments, make acquisitions, engage in mergers or consolidations and make capital expenditures, that will restrict the manner in which we conduct our business and may impact our operating results. Our failure to comply with these covenants could result in events of default, which, if not cured or waived, would permit acceleration of our indebtedness and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. In the past, we have obtained amendments with respect to compliance with financial ratio tests in our senior credit facilities. We cannot assure you that any consents or amendments that may be required in the future will be available on reasonable terms, if at all.

We have a history of net losses and a substantial accumulated deficit.

      We have had net losses of $34.0 million, $34.2 million and $61.7 million for the years ended December 31, 1999, 2000 and 2001, respectively, primarily as a result of our amortization of intangible assets and debt service obligations. In addition, as of December 31, 2001, we had an accumulated deficit of $157.2 million. We cannot assure you that we will be able to achieve or maintain our profitability.

We may not be able to generate sufficient cash flow to meet our debt service obligations, forcing us to refinance all or a portion of our indebtedness, sell assets or obtain additional financing.

      Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance our indebtedness, will depend on our future performance, which, to a certain extent, will be subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate sufficient cash flow from operations in the future to pay our indebtedness or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, on or before maturity, to sell assets or to obtain additional financing. We may not be able to refinance any of our indebtedness on commercially reasonable terms, if at all. In addition, on March 1, 2003, we will be required to redeem $125.0 million in aggregate principal amount of our 10% senior discount notes due 2008. If we are unable to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms, we may have to seek to restructure our debt obligations.

We have a material amount of intangible assets, and if we are required to write down intangible assets to comply with new accounting standards, it would reduce our net income, which in turn could materially and adversely affect our results of operations and the trading price of our class A common stock.

      Approximately $1.6 billion, or 78.2%, of our total assets as of December 31, 2001, or $1.8 billion, or 78.0% of our pro forma total assets as of the same date, consists of unamortized intangible assets. Intangible assets principally include FCC licenses and network affiliations and goodwill. In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which is generally effective for us from January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of the amortization of goodwill and FCC licenses and network affiliations, and the introduction of impairment testing in its place. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires us to complete a transitional goodwill impairment test six months from the date of adoption. Application of the non-amortization provisions of SFAS No. 142 for goodwill and FCC licenses and network affiliations is expected to result in an increase in our operating income of approximately $43.6 million for the year ended December 31, 2002. At December 31, 2001, we had goodwill and FCC licenses and network affiliations of approximately $1,592.5 million. Pursuant to SFAS No. 142, we will test our goodwill and FCC licenses and network affiliations for impairment upon adoption and, if impairment is indicated, record that impairment as a cumulative effect of an accounting change. In addition, we will continue to review the need for a valuation allowance against certain of our deferred tax assets in the absence of the reversal of taxable temporary differences associated with goodwill and FCC licenses and network affiliation amortization. Certain provisions of SFAS No. 142 were applicable to business combinations that closed after June 30, 2001. As a result, the FCC licenses and network affiliations acquired in connection with the WJPX-TV, WKPV-TV, WJWN-TV and WNLO-TV purchases have not been amortized as they have an indefinite life. As a result of our ongoing assessment of goodwill and intangible asset impairment, we anticipate that we will record an impairment charge in the range of $75.0 million to $100.0 million in 2002.

We intend to pursue a growth strategy through acquisitions of television stations, which could pose certain risks and increase our leverage.

      We intend to pursue selective acquisitions of television stations with the goal of improving their operating performance by applying our management’s business and growth strategy. However, we may not be successful in identifying attractive acquisition targets. Inherent in any future acquisitions are certain risks, such as increasing leverage and debt service requirements and combining company cultures and facilities, that could have a material adverse effect on our operating results, particularly during the period immediately following any acquisitions. We may not be able to successfully implement effective cost controls, increase advertising revenues or increase audience share with respect to any acquired station. In addition, our future acquisitions may result in our assuming unexpected liabilities and may result in the diversion of our management’s attention from the operation of our business.

      In addition, television station acquisitions are subject to the approval of the FCC and, potentially, other regulatory authorities. The need for FCC and other regulatory approvals could restrict our ability to consummate future transactions and potentially require us to divest some television stations if the FCC believes that a proposed acquisition would result in excessive concentration in a market, even if the proposed combinations may otherwise comply with FCC ownership limitations. If and when our acquisition of Sunrise is completed, our ability to consummate future transactions may be further limited due to FCC regulations that restrict the number of television stations a licensee can own in a market.

Broadcast interests of our affiliates, including Hicks Muse, may be attributable to us and may limit our ability to acquire television stations in particular markets, restricting our ability to execute our growth strategy.

      The number of television stations we may acquire in any market is limited by FCC rules and may vary depending upon whether the interests in other television stations or other media properties of individuals affiliated with us are attributable to those individuals under FCC rules. The FCC generally applies its ownership limits to “attributable” interests held by an individual, corporation, partnership or other association. The broadcast or other media interests of our officers, directors and 5% or greater voting stockholders are generally attributable to us, which may limit us from acquiring or owning television stations in particular markets while those officers, directors or stockholders are associated with us. In addition, the holder of an otherwise nonattributable equity or debt interest in a licensee which is in excess of 33% of the total debt and equity of the licensee, will nonetheless be attributable where the holder is either a major program supplier to that licensee or the holder has an attributable interest in another broadcast station, cable system or newspaper in the same market. Affiliates of Hicks Muse currently own approximately 74.7% of our capital stock. Immediately following this offering, we anticipate that affiliates of Hicks Muse will beneficially own 24,350,457 shares of our class B common stock, which will represent approximately 53.4% of our capital stock. Pursuant to FCC rules and regulations non-voting stock does not generally create an attributable interest. As a result, due to the fact that affiliates of Hicks Muse will only own shares of our class B common stock immediately following this offering, we believe that none of our stations will be attributed to Hicks Muse and that no stations attributed to Hicks Muse will be attributed to us. However, if affiliates of Hicks Muse elects to convert their shares of class B common stock into either our class A common stock or class C common stock, under current FCC rules and regulations, the stations that are attributable to Hicks Muse would be attributed to us. In addition, the FCC has stated that it reserves the authority, in an appropriate case, to declare as being attributable an unusual combination of otherwise nonattributable interests.

Hicks Muse and its affiliates, whose interests may differ from your interests, have approval rights with respect to significant transactions and could convert their equity interests in us into a majority of our voting power, thereby reducing your voting power.

      Hicks Muse and its affiliates will have the ability to convert shares of our nonvoting class B common stock into class A common stock, subject to the approval of the FCC. If this occurs, affiliates of Hicks Muse would own approximately 53.2% of our voting equity interests and will effectively have the ability to elect our entire board of directors and to approve or disapprove any corporate transaction or other matters submitted to our stockholders for approval, including the approval of mergers or other significant corporate transactions. The interests of Hicks Muse and its affiliates may differ from the interests of our other stockholders and Hicks Muse and its affiliates could take actions or make decisions that are not in your best interests.

      For example, Hicks Muse is in the business of making significant investments in existing or newly formed companies and may from time to time acquire and hold controlling or non-controlling interests in television broadcast assets, such as its existing investment in businesses like Clear Channel Communications, Inc., that may directly or indirectly compete with us for advertising revenues. Hicks Muse and its affiliates may from time to time identify, pursue and consummate acquisitions of television stations or other broadcast related businesses that may be complementary to our business and therefore such acquisition opportunities may not be available to us.

      In addition, affiliates of Hicks Muse, as the holders of our class B common stock, have the right to approve, among other things, the issuance or repurchase of any of our securities, the sale or acquisition of any asset or the incurrence of any indebtedness with a value of 10% or more of the fair market value of our common equity securities, our merger or consolidation with another company or any transaction that is not in the ordinary course of business. Hicks Muse also has an assignable right, under certain conditions, to acquire the outstanding shares of our class C common stock.

      Moreover, Royal W. Carson, III and Randall S. Fojtasek, two of our directors, together will own all of our class C common stock and will therefore possess 70% of our combined voting power. Accordingly, Messrs. Carson and Fojtasek will have the power to elect our entire board of directors and to approve or disapprove any corporate transaction or other matter submitted to our stockholders for approval, including the approval of mergers or other significant corporate transactions. Both of Messrs. Carson and Fojtasek have prior business relations with Hicks Muse. Mr. Carson is the President of Carson Private Capital Incorporated, an investment firm that sponsors funds-of-funds and dedicated funds that have invested substantially all of the net capital of these funds in investment funds sponsored by Hicks Muse or its affiliates. Mr. Carson also serves on an advisory board representing the interests of limited partners of Hicks, Muse, Tate & Furst Europe Fund, L.P., which is sponsored by Hicks Muse. Hicks, Muse, Tate & Furst Europe Fund does not have an investment in either LIN or Sunrise. Until its sale in 1999, Mr. Fojtasek was the Chief Executive Officer of Atrium Companies, Inc., which was principally owned by Hicks Muse or its affiliates. Affiliates of Hicks Muse have invested as limited partners in Brazos Investment Partners LLC, a private equity investment firm of which Mr. Fojtasek is a founding member.

If we are unable to compete effectively our revenue could decline.

      The entertainment industry, and particularly the television industry, is highly competitive and is undergoing a period of consolidation and significant change. Many of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do. Technological innovation and the resulting proliferation of television entertainment, such as cable television, wireless cable, satellite-to-home distribution services, pay-per-view and home video and entertainment systems, have fractionalized television viewing audiences and have subjected free over-the-air television broadcast stations to new types of competition. In addition, as a result of the Telecommunications Act of 1996, the legislative ban on telephone cable ownership has been repealed and telephone companies are now permitted to seek FCC approval to provide video services to homes.

It will be difficult to take over LIN, which could adversely affect the trading price of our Class A common stock.

      Affiliates of Hicks Muse effectively determine whether a change of control will occur because of their rights through their ownership of all of the shares of our class B common stock or through their voting power, if they convert their shares of class B common stock into class A common stock or class C common stock. Moreover, provisions of Delaware corporate law and our bylaws and certificate of incorporation, including the 70% voting power rights of our class C common stock to be held by Messrs. Carson and Fojtasek, make it more difficult for a third party to acquire control of us, even if a change of control would benefit you. These provisions and controlling ownership by affiliates of Hicks Muse could also adversely affect the public trading price of our class A common stock.

The loss of network affiliation agreements could materially and adversely affect our results of operations.

      The non-renewal or termination of a network affiliation agreement could have a material adverse effect on us. Each of the networks generally provide our affiliated stations with up to 22 hours of prime time programming per week. In return, our stations broadcast network-inserted commercials during that programming and often receive cash network compensation.

      In addition, certain of our network affiliation agreements are subject to earlier termination by the networks under specified circumstances, including as a result of a change of control of our affiliated stations, which would generally result upon the acquisition of 50% of our voting power. In the event that affiliates of Hicks Muse elect to convert the shares of class B common stock held by them into shares of either class A common stock or class C common stock, such conversion may result in Hicks Muse and its affiliates acquiring more than 50% of our voting power and, thus, result in a change of control of our stations with network affiliation agreements. Some of the networks with which our stations are affiliated have required other broadcast groups, upon renewal of affiliation agreements, to reduce or eliminate network affiliation compensation and, in certain cases, even to pay compensation to the network, and to accept other material modifications of existing affiliation agreements. Consequently, our affiliation agreements may not all remain in place and each network may not continue to provide programming or compensation to affiliates on the same basis as it currently provides programming or compensation. If this occurs, we would need to find alternative sources of programming, which may be less attractive and more expensive. We have to obtain approvals with respect to the network affiliation agreements for all of Sunrise’s stations in connection with the Sunrise acquisition and Sunrise is currently in negotiations with FOX with respect to two expired affiliation agreements.

The General Electric Capital Corporation note could result in significant liabilities and could trigger a change of control under our existing indebtedness, causing our indebtedness to become immediately due and payable.

      General Electric Capital Corporation, or GECC, provided debt financing for a joint venture between us and NBC, a sister corporation of GECC, in the form of an $815.5 million, non-amortizing senior secured note due 2023. In the event that such note is not extended or otherwise refinanced when the note matures in 2023, we expect that, assuming current federal marginal tax rates remain in effect, our tax liability related to the joint venture transaction will be approximately $255.0 million. The formation of the joint venture was intended to be tax-free to us. However, any early repayment of the note will accelerate this tax liability, which could have a material adverse effect on us. In addition, if an event of default occurs under the note, and GECC is unable to collect all amounts owed to it after exhausting all commercially reasonable remedies against the joint venture, including during the pendency of any bankruptcy involving the joint venture, GECC may proceed against us to collect any deficiency, including by foreclosing on the stock of LIN Holdings and its subsidiaries, which could trigger the change of control provisions under our existing indebtedness.

      Annual cash interest payments on the note are approximately $66.2 million. There are no scheduled payments of principal due prior to 2023, the stated maturity of the note. The obligations under the note were assumed by the joint venture, and we utilized the proceeds of the note to finance a portion of the cost of Hicks Muse’s acquisition of us. The note is not our obligation or the obligation of any of our subsidiaries and is recourse only to the joint venture, our equity interest in the joint venture and, after exhausting all remedies against the assets of the joint venture and other equity interest in the joint venture, to us pursuant to a guarantee.

      An event of default under the note will occur if the joint venture fails to make any scheduled payment of interest, within 90 days of the date due and payable, or principal of the note on the maturity date. The joint venture has established a cash reserve of $10.0 million for the purpose of making interest payments on the note when due. Both NBC and we have the right to make a shortfall loan to the joint venture to cover any interest payment. However, if the joint venture fails to pay principal or interest on the note, and neither NBC nor we make a shortfall loan to cover the interest payment, an event of default would occur under the note and GECC could accelerate the maturity of the entire amount due under the note. Other than the acceleration of the principal amount of the note upon an event of default, prepayment of the principal of the note is prohibited prior to its stated maturity.

Risks Related to Our Industry

Our industry is subject to significant programming costs and increased programming costs could adversely affect our operating results.

      Our industry is subject to significant syndicated programming costs. We may be exposed in the future to increased syndicated programming costs which may adversely affect our operating results. We often acquire program rights two or three years in advance, making it difficult for us to accurately predict how a program will perform. In some instances, we may have to replace programs before their costs have been fully amortized, resulting in write-offs that increase station operating costs.

Recently-enacted campaign finance legislation and pending election law reform proposals may substantially limit political advertising, upon which we heavily rely.

      Recently-enacted campaign finance legislation restricts spending by candidates, political parties, independent groups and others on political advertising and imposes significant reporting and other burdens on political advertising. Certain election reform proposals would require deeper discounting of time sold to political candidates. The legislation is subject to judicial review. Unless overturned, this legislation could have an adverse effect on us by decreasing advertising revenue in connection with political campaigns. The same would be true of the election reform proposals, if enacted.

Our industry is subject to significant regulation and we must maintain our broadcast licenses to operate.

      Television stations are subject to significant regulation by the FCC under the Communications Act of 1934. The issuance, renewal or transfer of television broadcast station licenses requires FCC approval. The failure to renew our licenses could prevent us from operating the affected stations. If the FCC included conditions or qualifications in any of our licenses we may be limited in the manner in which we may operate the affected station.

      In addition, if we or any of our officers, directors or significant stockholders materially violate the FCC’s rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition from a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the television station only after we had exhausted all administrative and judicial review without success. We have no reason to believe that the FCC will not continue to renew our licenses without material conditions or qualifications, but if the FCC does not do so, our revenues and cash flow would suffer materially.

Changes in FCC regulations may not allow us to continue to operate our local marketing agreements or could increase competition within the markets in which we operate.

      FCC ownership rules currently impose significant limitations on the ability of broadcast licensees to have attributable ownership interests in other media properties. These restrictions include a national limit of broadcast television stations with an aggregate audience reach of 35% of all households. These restrictions also include a variety of local limits on ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets, known as the duopoly rule, prohibitions on ownership of a daily newspaper or a cable system and television station in the same market and limits of four to eight radio stations and one television station in the same market. These regulations currently prevent us from entering dual-station ownership and cross-ownership arrangements in various attractive markets. In particular, the regulations currently prevent us from directly owning the stations we operate under grandfathered local marketing agreements in Austin and Providence and could require us to discontinue those local marketing agreements upon the conclusion of an FCC proceeding which may be initiated in 2004. In 2001, we had net revenues of $19.7 million, or 5.9%, attributable to those local marketing agreements.

      In two recent decisions, the United States Court of Appeals for the District of Columbia Circuit found three of the FCC’s ownership rules, including the 35% national cap, the duopoly rule and the prohibition on ownership of cable system and broadcast station in the same local market to be arbitrary and capricious. On April 19, 2002, the FCC filed a petition for rehearing or rehearing en banc with the United States Court of Appeals for the District of Columbia Circuit seeking reconsideration of the Court’s decision regarding the 35% ownership rule and cable/broadcast cross-ownership rules. In particular, the FCC has asked the Court to reconsider its interpretation of the provision of the Telecommunications Act that requires the FCC to review its ownership rules biennially. In addition, the decision relating to the duopoly rule may also be subject to further judicial proceedings. Pending the resolution of these proceedings and possible further FCC review, the 35% ownership rule and the duopoly rule will remain in place. We cannot predict the ultimate outcome of these proceedings. Relaxation of the duopoly rule may permit either co-ownership of our local marketing agreement stations or indefinite continuation of the local marketing agreements as well as the creation of dual-station combinations in other markets. Relaxation of the other rules would create the prospect of attractive cross-media combinations. But these changes could also create additional competition for us from competitors such as national broadcast networks, large station groups, cable operators or newspaper owners who are better positioned to take advantage of such changes and benefit from the resulting operating synergies both nationally and in specific local markets.

Changes in technology may impact our long-term success and ability to compete.

      The FCC has adopted rules for implementing advanced television, commonly referred to as “digital” television, in the United States. Our conversion to digital television will require additional capital expenditures, which we anticipate will be $12.0 million in 2002 for both LIN Television and Sunrise, or $16.0 million in 2002 if we acquire Sunrise’s North Dakota stations, and operating costs. Implementation of digital television will improve the technical quality of over-the-air broadcast television. It is possible, however, that conversion to digital operations may reduce a station’s geographical coverage area. We believe that digital television is essential to our long-term viability and the broadcast industry, but we cannot predict the precise effect digital television might have on our business. The FCC has levied fees on broadcasters with respect to non-broadcast uses of digital channels, including data transmissions or subscriber services.

      Further advances in technology may also increase competition for household audiences and advertisers. We are unable to predict the effect that technological changes will have on the broadcast television industry or the future results of our operations.

Risks Related to this Offering

Our stock price may be volatile and you may not be able to sell your shares at prices you deem acceptable.

      The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in or our failure to meet securities analysts’ expectations;

•	technological innovations;

•	changes in governmental regulations;

•	depth of the trading market in our stock;

•	increased competition; and

•	general market conditions.

      In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our class A common stock and you may not be able to sell your shares of class A common stock at prices you deem acceptable.

Future sales of our common stock after this offering could adversely affect its market price.

      The market price of our class A common stock could fall substantially if our stockholders sell large amounts of shares of class A common stock in the public market following this offering. The availability of a large number of shares for sale could result in the need for sellers to accept a lower price in order to complete a sale. After giving effect to the transactions, including this offering, there will be 45,450,970 shares of our class A common stock outstanding, including 24,197,826 shares of class B common stock and 2 shares of class C common stock that are convertible into shares of class A common stock, or 47,648,470 shares if the underwriters’ over-allotment option is exercised in full, assuming no exercise of outstanding stock options and warrants. Of these shares, the shares sold in this offering will be freely tradeable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act. Of the remaining 30,800,970 shares of class A common stock (including shares of class B common stock and shares of class C common stock convertible into shares of class A common stock) held by existing stockholders, 30,800,970 shares are subject to 180-day lock-up agreements and are eligible for sale only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. Subject to the provisions of Rules 144, 144(k) and 701, up to 6,268,384 shares will be available for sale in the public market 180 days after the date of this prospectus, subject in the case of shares held by affiliates to compliance with applicable volume restrictions.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward looking statements with respect to our financial condition, results of operations and business, including statements under the captions “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Data” and “Business.” All of these forward looking statements are based on estimates and assumptions made by our management which, although we believe to be reasonable, are inherently uncertain. Therefore, you should not place undue reliance upon such estimates and statements. We cannot assure you that any of such estimates or statements will be realized and it is likely that actual results will differ materially from those contemplated by such forward looking statements. Factors that may cause such differences include:

•	volatility and changes in our advertising revenues;

•	restrictions on our operations due to, and the effect of, our significant leverage;

•	effects of complying with new accounting standards, including with respect to the treatment of our intangible assets;

•	inability to consummate acquisitions on attractive terms, including the acquisition of Sunrise;

•	increases in our cost of borrowings or inability or unavailability of additional debt or equity capital;

•	increased competition, including from newer forms of entertainment and entertainment media or changes in the popularity or availability of programming;

•	increased costs, including increased capital expenditures as a result of necessary technological enhancements such as expenditures related to the transition to digital broadcasting, or acquisitions or increased programming costs;

•	effects of our control relationships, including the control that Hicks Muse and its affiliates have with respect to corporate transactions and activities we undertake;

•	loss of network affiliations;

•	adverse state or federal legislation or regulation or adverse determinations by regulators including adverse changes in, or interpretations of, the exceptions to the FCC “duopoly” rule; and

•	changes in general economic conditions in the markets in which we compete.

      Many of these factors are beyond our, and our management’s, control. Forward-looking statements contained herein speak only as of the date hereof. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For further information or other factors which could affect our financial results and such forward looking statements, see “Risk Factors.”

DIVIDEND POLICY

      We do not currently anticipate paying cash dividends on our common stock in the foreseeable future because we expect to retain our future earnings, if any, for use in the operation and expansion of our business. Moreover, our senior credit facilities and the indentures governing our notes restrict our ability to pay dividends on our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, and other considerations that our board of directors deems relevant.

DILUTION

      Dilution is the amount by which the price paid by the purchasers of class A common stock in this offering will exceed the net tangible book deficit per share of common stock after this offering. The net tangible book deficit per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets, which for purposes of this calculation includes program rights, and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined. As of December 31, 2001, after giving effect to the transactions, excluding the consummation of this offering and the application of the net proceeds therefrom, we would have had a pro forma net tangible book deficit of $1,259.7 million, or $(40.90) per share. After giving effect to the transactions, including the consummation of this offering and the application of the net proceeds therefrom, our pro forma net tangible book deficit as of December 31, 2001 would have been $980.4 million, or $(21.57) per share. This represents an immediate decrease in pro forma net tangible book deficit to existing stockholders of $19.33 per share and an immediate dilution to new investors of $42.07 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$20.50
Pro forma net tangible book deficit per share before this offering	$(40.90)
Decrease in pro forma net tangible book deficit per share resulting from this offering	19.33

Pro forma net tangible book deficit per share after this offering		(21.57)

Dilution per share to new investors		$42.07

      The following table summarizes, on the pro forma basis set forth above as of December 31, 2001, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	30,800,970	67.8%	$668,357,000	69.0%	$21.70
New investors	14,650,000	32.2	300,325,000	31.0	20.50

Total	45,450,970	100.0%	$968,682,000	100.0%

      As of March 31, 2002, after giving effect to the transactions, there would have been outstanding options and phantom units to purchase an additional 2,532,759 shares of class A common stock at exercise prices ranging from $0.00 to $207.12 per share. In addition, we expect to grant options to purchase up to an additional 1,250,000 shares of class A common stock at an exercise price equal to the initial public offering price of our class A common stock upon the consummation of this offering. To the extent these options or warrants are exercised, there will be further dilution to new investors.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $279.3 million, or $321.6 million if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $20.50 per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and other offering expenses payable by us. We intend to use the estimated net proceeds from this offering, together with other available funds from the other transactions and shares of our class B common stock, as described in the table below, which reflects amounts as of December 31, 2001.

Sources

(dollars in millions)

Cash sources:
Gross proceeds of this offering	$300.3
Proceeds from redemption of Southwest Sports Group preferred units	59.6	(a)
Proceeds from disposition of the North Dakota stations	28.9

Total cash sources	388.8
Non-cash source:
Exchange of STC Broadcasting preferred stock and Sunrise debt by affiliates of Hicks Muse for shares of our class B common stock	78.3	(b)

Total	$467.1

Uses

(dollars in millions)

LIN TV Corp.:
Senior credit facilities	$182.3
Sunrise/STC Broadcasting:
Senior credit facilities	24.2
11% senior subordinated notes due 2007	100.0
14% senior subordinated notes due 2008	32.9	(c)
14% redeemable preferred stock	58.3	(d)
Redemption premiums	6.2
Discounts, commissions and other expenses	27.2	(e)
Cash and cash equivalents	36.0

Total	$467.1

(a)	Excludes $1.2 million of accumulated dividends on Southwest Sports Group preferred units from December 31, 2001 through April 30, 2002, the anticipated redemption date.

(b)	Excludes accrued interest on Sunrise 14% senior subordinated notes and accumulated dividends on STC Broadcasting 14% redeemable preferred stock held by affiliates of Hicks Muse after December 31, 2001.

(c)	Includes $0.8 million to adjust Sunrise 14% senior subordinated notes to face value at December 31, 2001. Affiliates of Hicks Muse will acquire and exchange $29.7 million of the Sunrise 14% senior subordinated notes for shares of our class B common stock. Excludes accretion and accrued interest on Sunrise 14% senior subordinated notes after December 31, 2001. This accretion and accrued interest would be $2.4 million as of April 30, 2002.

(d)	Includes $0.8 million to adjust STC Broadcasting 14% preferred stock to face value at December 31, 2001. Affiliates of Hicks Muse will acquire and exchange $48.6 million of the STC Broadcasting 14% redeemable preferred stock for shares of our class B common stock. Excludes accretion and accumulated dividends on STC Broadcasting 14% redeemable preferred stock after December 31, 2001. This accretion and accumulated dividends would be $3.6 million as of April 30, 2002.

(e)	Includes a $6.2 million payment related to the termination of our financial advisory agreement and our monitoring and oversight agreement with Hicks Muse.

     We expect to use the cash and cash equivalent balance of the net proceeds for general corporate purposes. The foregoing use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. We retain broad discretion in the allocation and use of the net proceeds of this offering and a change in our plans or business condition could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

      The following table sets forth the capitalization as of December 31, 2001:

•	of LIN TV Corp. on an actual basis;

•	of Sunrise on an actual basis; and

•	of LIN TV Corp. on a pro forma basis to give effect to the transactions described in “Unaudited Pro Forma Financial Data.”

	December 31, 2001

	LIN TV	Sunrise	Pro Forma

	(actual)	(actual)

	(dollars in thousands)
Cash and cash equivalents	$17,236	$8,115	$61,349

Long-term debt:(1)
LIN TV Corp.:
Senior credit facilities	$182,300	$—	$—
8% senior notes due 2008	202,835	—	202,835
8 3/8% senior subordinated notes due 2008	299,568	—	299,568
10% senior discount notes due 2008	290,065	—	290,065
10% senior discount notes due 2008	78,955	—	78,955
7% STC Broadcasting note due 2006(2)	2,500	—	—
STC Broadcasting:
Senior credit facilities	—	24,150	—
11% senior subordinated notes due 2007	—	100,000	—
Sunrise Television Corp.:
14% senior subordinated notes due 2008(3)	—	32,068	—

Total long-term debt	1,056,223	156,218	871,423

STC Broadcasting 14% redeemable preferred stock(3)	—	57,507	—
Stockholders’ equity:
Accumulated deficit	(157,200)	(58,556)	(167,000)
Other stockholders’ equity	561,854	113,491	949,304

Total stockholders’ equity	404,654	54,935	782,304

Total capitalization	$1,460,877	$268,660	$1,653,727

(1)	Does not include a guarantee by us of the promissory note due 2023 issued to General Electric Capital Corporation by our joint venture with NBC in connection with the formation of that joint venture. We would be liable on that guarantee only to the extent that General Electric Capital Corporation was not paid in full on the note, after liquidation of all the assets of the joint venture.

(2)	Upon consummation of the Sunrise acquisition, this note will represent intercompany indebtedness.

(3)	The 14% senior subordinated notes due 2008 have a face value of $25.0 million, plus accrued interest of $7.9 million as of December 31, 2001. The 14% redeemable preferred stock has a face value of $58.3 million, plus accumulated dividends of $27.5 million as of December 31, 2001.

UNAUDITED PRO FORMA FINANCIAL DATA

      The pro forma financial data presented below is for illustrative purposes only and is not necessarily indicative of the operating results that would have actually occurred, nor is it necessarily indicative of future operating results. The unaudited pro forma financial data should be read in conjunction with the LIN TV Corp. consolidated financial statements and notes thereto included elsewhere in this prospectus, and in conjunction with the Sunrise Television Corp. consolidated financial statements and notes thereto included elsewhere in this prospectus.

      The pro forma adjustments include the following:

•	our acquisition of Sunrise in a merger in which we will issue 860,863 shares of our common stock in exchange for all of the issued and outstanding shares of common stock of Sunrise and options and warrants to issue 35,118 shares of our common stock in exchange for all of the issued and outstanding options and warrants of Sunrise. Restructuring costs are anticipated to be incurred in connection with the acquisition of Sunrise. These costs, which have not yet been estimated, may include, among other things, amounts with respect to employee severance. These costs have not been reflected in the unaudited pro forma combined condensed financial statements;

•	Sunrise’s disposition of its North Dakota stations for an aggregate sale price of $36.0 million, consisting of $28.9 million in cash and a promissory note for $7.1 million;

•	Sunrise’s acquisition of the FCC license and certain operating assets of WPRI-TV in Providence, Rhode Island, from Clear Channel Communications on June 5, 2001, for an aggregate purchase price, including transaction costs, of $52.1 million;

•	LIN Television’s acquisition of the FCC license of WNAC-TV in Providence, Rhode Island, from Sunrise on June 5, 2001 for an aggregate purchase price, including transaction costs, of $2.5 million, which was financed by a note issued by LIN Television in favor of Sunrise;

•	our acquisition of the common stock of S&E Networks Inc., a Puerto Rican corporation that owns WJPX-TV and its two satellite stations, WKPV-TV and WJWN-TV, on August 2, 2001, for an aggregate purchase price, including transaction costs, of $11.7 million;

•	the termination of our monitoring and oversight agreement and the amendment of our financial advisory agreement with an affiliate of Hicks Muse in exchange for an aggregate fee of $16.0 million consisting of cash in the amount of $6.2 million, warrants to purchase shares of our class B common stock with a value of $2.7 million based upon the initial offering price of our class A common stock less $.01 per share and a promissory note in the amount of $7.1 million, which we may satisfy through the issuance of an additional warrant or through the assignment of a note that we may receive in connection with the disposition of the North Dakota stations;

•	the exchange of STC Broadcasting preferred stock and Sunrise debt, plus accumulated dividends and accrued interest, with a value of $78.3 million at December 31, 2001, to be acquired by affiliates of Hicks Muse from a third party, for a number of shares of our class B common stock based on the initial public offering price of our class A common stock, after deducting underwriting discounts and commissions;

•	the redemption of our preferred interest in Southwest Sports Group for approximately $59.6 million in cash, the aggregate liquidation preference as of December 31, 2001; and

•	the consummation of this offering and the application of the approximately $279.3 million in net proceeds therefrom as described in “Use of Proceeds.”

      The pro forma statement of operations data give effect to each of the foregoing adjustments as if such adjustments had occurred as of January 1, 2001. The pro forma balance sheet data give effect to each of the foregoing adjustments as if such adjustments had occurred as of December 31, 2001.

LIN TV CORP.

Unaudited Pro Forma Combined Condensed Statement of Operations
For The Year Ended December 31, 2001
(dollars in thousands, except per share data)

		Sunrise	Other
		Television	Acquisitions		Pro Forma
	LIN TV Corp.	Corp.	and Dispositions		Adjustments		Pro Forma

Net revenues	$271,038	$66,954	$(6,048	)(a)	$(649	)(b)	$331,295
Operating costs and expenses:
Direct operating	81,373	19,286	(828	)(a)			99,831
Selling, general and administrative	64,630	19,366	(2,021	)(a)	(649	)(b)	81,326
Corporate	8,436	3,096					11,532
Amortization of program rights	21,847	5,603	526	(a)			27,976
Depreciation and amortization of intangible assets	65,925	30,398	(4,807	)(a)	(16,914	)(c)	74,602

Total operating costs and expenses	242,211	77,749	(7,130)		(17,563)		295,267

Operating income (loss)	28,827	(10,795)	1,082		16,914		36,028
Other (income) expense:
Interest expense	97,646	18,388			1,327	(d)	84,687
					(1,343	)(e)
					(18,388	)(f)
					(12,943	)(e)
Investment (income)	(3,950)				3,000	(g)	(950)
Share of loss in equity investments	4,121						4,121
Loss on derivative instruments	5,552						5,552
Gain on sale of stations, net		(67,781)					(67,781)
Impairment charge on North Dakota stations		11,239	(11,239	)(a)			—
Other, net	996	1,111	(21	)(a)			2,086

Total other (income) expense, net	104,365	(37,043)	(11,260)		(28,347)		27,715

Income (loss) before provision for (benefit from) income taxes	(75,538)	26,248	12,342		45,261		8,313
Provision for (benefit from) income taxes	(18,227)	13,599	4,320	(a)	15,841	(h)	15,533

Income (loss) from continuing operations before extraordinary item	$(57,311)	$12,649	$8,022		$29,420		$(7,220)

Basic and diluted earnings per common share(i):
Loss from continuing operations	$(2.23)						$(0.16)
Weighted-average number of common shares outstanding used in calculating basic and diluted earnings per common share	25,688				4,252	(f)	45,451
					861	(l)
					14,650	(k)

LIN TV CORP.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of December 31, 2001
(dollars in thousands, except share data)

		Sunrise	Dakota	Pro Forma
	LIN TV Corp.	Television Corp.	Dispositions	Adjustments		Pro Forma

ASSETS

Current assets:
Cash and cash equivalents	$17,236	$8,115	$28,875	$59,551	(g)	$61,349
				(6,160	)(j)
				(143,270	)(f)
				279,302	(k)
				(182,300	)(e)
Accounts receivable, less allowance for doubtful accounts	58,256	13,426				71,682
Program rights	14,696	6,070				20,766
Broadcast assets held for sale		39,468	(39,468)			—
Other current assets	1,603	288				1,891

Total current assets	91,791	67,367	(10,593)	7,123		155,688
Property and equipment, net	163,051	35,165				198,216
Deferred financing costs	34,567			(2,628	)(e)	31,939
Equity investments	82,594					82,594
Investment in Southwest Sports Group, at cost plus accrued interest	56,000			(56,000	)(g)	—
Program rights	5,448			9,268	(b)	14,716
Intangible assets, net	1,592,463	180,650		(10,385	)(l)	1,762,728
Other assets	10,372	21,381	7,125	(9,268	)(b)	13,626
				(7,125	)(j)
				(6,359	)(l)
				(2,500	)(m)

Total assets	$2,036,286	$304,563	$(3,468)	$(77,874)		$2,259,507

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$7,751	$5,212				$12,963
Program obligations	13,265	7,240				20,505
Accrued income taxes	5,481			$1,105	(b)	6,586
Accrued interest expense	19,502			3,270	(b)	22,772
Accrued sales volume discount	3,820					3,820
Broadcast liabilities related to assets held for sale		2,249	$(2,249)			—
Other accrued expenses	14,267	6,437		(4,375	)(b)	18,323
				1,994	(l)

Total current liabilities	64,086	21,138	(2,249)	1,994		84,969
Long-term debt	1,056,223	148,298		9,727	(l)	871,423
				(2,500	)(m)
				(158,025	)(f)
				(182,300	)(e)
Long-term interest payable		7,920		(7,920	)(f)	—
Deferred income taxes	495,717			1,243	(g)	490,440
				(5,600	)(j)
				(920	)(e)
Sunrise’s subsidiary 14% redeemable preferred stock		57,507		6,983	(l)	—
				(64,490	)(f)
Program obligations	5,523	14,765				20,288
Other liabilities	10,083					10,083

Total liabilities	1,631,632	249,628	(2,249)	(401,808)		1,477,203

Stockholders’ equity:
Class A common stock, par value $0.01 per share	65	9		(9	)(l)	211
				146	(k)
Class B common stock, par value $0.01 per share	192	—		9	(l)	244
				43	(f)
Class C common stock, par value $0.01 per share	—	—		—		—
Additional paid-in capital and other equity accounts	561,597	113,286		(113,286	)(l)	948,849
				18,259	(l)
				87,122	(f)
				279,156	(k)
				2,715	(j)
Accumulated deficit and other comprehensive income	(157,200)	(58,360)	(1,219)	(10,400	)(j)	(167,000)
				59,579	(l)
				(1,708	)(e)
				2,308	(g)

Total stockholders’ equity	404,654	54,935	(1,219)	323,934		782,304

Total liabilities and stockholders’ equity	$2,036,286	$304,563	$(3,468)	$(77,874)		$2,259,507

Notes To Unaudited Pro Forma Financial Statements

(a)	We eliminated the operating results for the year ended December 31, 2001 for Sunrise’s North Dakota stations, which are being sold, and we included the operating results from January 1, 2001 to May 31, 2001 of our stations in Providence, which we acquired in June 2001, and the operating results from January 1, 2001 to August 1, 2001 of our stations in Puerto Rico, which we acquired in August 2001.

In addition to the $1.2 million loss on the sale of the North Dakota stations, Sunrise recorded an impairment charge on the North Dakota stations of $11.2 million for the year ended December 31, 2001. These amounts are not presented in the pro forma results of operations, but are reflected as an adjustment to accumulated deficit as of December 31, 2001.

The adjustments by station group are as follows:

	For the year ended December 31, 2001

				Other
				Acquisitions
	Providence	Dakota	Puerto Rico	and
	Stations	Dispositions	Stations	Dispositions

	(dollars in thousands)
Net revenues	$7,283	$(14,648)	$1,317	$(6,048)
Operating costs and expenses:
Direct operating	3,050	(4,246)	368	(828)
Selling, general and administrative	2,826	(5,140)	293	(2,021)
Amortization of program rights	1,078	(552)	—	526
Depreciation and amortization of intangible assets	1,030	(6,244)	407	(4,807)

Total operating costs and expenses	7,984	(16,182)	1,068	(7,130)

Operating income (loss)	(701)	1,534	249	1,082
Other expense, net:
Impairment charge on North Dakota stations		(11,239)	—	(11,239)
Other, net		(21)	—	(21)

Total other expense, net	—	(11,260)	—	(11,260)

Income (loss) before provision for (benefit from) income taxes	(701)	12,794	249	12,342
Provision for (benefit from) income taxes	(246)	4,478	88	4,320

Income (loss) from continuing operations	$(455)	$8,316	$161	$8,022

In the event that Sunrise’s disposition of its North Dakota stations has not occurred by the termination date of the agreement governing the sale of the stations, we will issue 448,441 shares of our common stock in exchange for all of the issued and outstanding shares of common stock of Sunrise and options and warrants to issue 18,295 shares of our common stock in exchange for all of the issued and outstanding options and warrants of Sunrise.

       In such event, the pro forma statement of operations data would have been as follows:

For the year ended
December 31, 2001

(dollars in
thousands)
Net Revenues	$345,943
Total operating costs and expenses	311,449

Operating income	34,494
Total other expense, net	38,975
Loss before provision for income taxes	(4,481)
Provision for income taxes	11,055

Loss from continuing operations before extraordinary item	$(15,536)

Basic and diluted earnings per common share:
Loss from continuing operations	$(0.34)
Weighted-average number of common shares outstanding used in calculating basic and diluted earnings per common share	45,038

      The effect of such event on pro forma total assets is less than 1.0% and, therefore, adjusted pro forma balance sheet information has not been presented.

(b)	Certain reclassifications, none of which affect operating income, have been made to the Sunrise statements of operations in the unaudited pro forma combined condensed statement of operations to classify certain expense items on a basis consistent with our presentation.

(c)	Adjustments to reflect the acquisition of Sunrise relate to the removal of historical Sunrise amortization expense of $16.9 million.

(d)	Adjustment to reflect incremental interest expense of $1.3 million on debt incurred to acquire our stations in Providence and Puerto Rico using an assumed interest rate of 7.1%.

(e)	Adjustments to reflect the repayment of borrowings under our senior credit facilities as follows:

(1) For the year ended December 31, 2001, to remove $12.9 million of interest expense related to borrowings under our senior credit facilities based on an average interest rate of 7.1% and $1.3 million related to the amortization of deferred financing fees.

(2) As of December 31, 2001, to remove $182.3 million of borrowings under our senior credit facilities and $2.6 million ($1.7 million after tax of $920,000) of related deferred financing costs.

(f)	Adjustments to reflect the repayment of STC Broadcasting’s senior credit facilities and 11% senior subordinated notes, Sunrise’s 14% senior subordinated notes and the redemption of STC Broadcasting’s 14% redeemable preferred stock.

(1)	For the year ended December 31, 2001, to remove $18.4 million of interest expense related to Sunrise’s long-term debt; and

(2)	As of December 31, 2001, to remove $158.0 million fair value of long-term debt and $7.9 million accrued interest thereon, related to STC Broadcasting’s senior credit facilities and 11% senior subordinated notes, Sunrise’s 14% senior subordinated notes and $64.5 million fair value of STC Broadcasting’s 14% redeemable preferred stock. In order to settle this debt and preferred stock, we will pay cash of $143.3 million and issue 4,251,947 of shares of our class B common stock with a value of $87.1 million based upon the initial offering price of our class A common stock after deducting discounts and commissions, assuming a repayment date of April 30, 2002.

(g)	We reflected the redemption of our preferred interest in Southwest Sports Group Holdings LLC for approximately $59.6 million in cash based on its face value, plus unpaid dividends as of December 31, 2001. The redemption of the preferred interest results in a gain of $3.6 million ($2.3 million after tax of $1.3 million) that is not presented in the pro forma results of operations, but is reflected as an adjustment to accumulated deficit as of December 31, 2001.

We have removed $3.0 million of investment income in relation to the preferred interest from our results of operations for the year ended December 31, 2001.

(h)	We adjusted the provision for (benefit from) income taxes using the Federal statutory income tax rate of 35%.

(i)	The unaudited pro forma per share amounts are based on the pro forma weighted-average number of shares of our common stock and the common stock of Sunrise based on Sunrise stockholders at December 31, 2001 receiving 860,863 shares of our common stock, and shares of our common stock to be issued in this offering and the other transactions, fully weighted for the entire year ended December 31, 2001.

(j)	Adjustment to reflect the payment of $6.2 million in cash, the assignment of a note receivable for $7.1 million and the grant of warrants to acquire shares of our class B common stock valued at $2.7 million, with a total value of $16.0 million ($10.4 million after tax of $5.6 million) to Hicks Muse as of December 31, 2001, related to the termination and amendment of fee arrangements.

(k)	Adjustments to reflect the net proceeds of this offering of $279.3 million and the issuance of 14,650,000 shares of our class A common stock in connection with this offering.

(l)	Adjustments to reflect the acquisition of Sunrise:

(1)	to remove the pre-acquisition stockholders’ equity of Sunrise of $113.3 million additional paid in capital and other equity accounts, $59.6 million accumulated deficit and $9,000 of common stock at par value;

(2)	to record the issuance of 860,863 shares of our common stock and options and warrants to purchase 35,118 shares of our common stock, the number of shares, options and warrants expected to be issued in the acquisition, at a preliminary aggregate total value of $18.3 million; and

(3)	to allocate the $20.3 million purchase price to the fair value of assets and liabilities of Sunrise after the disposition by Sunrise of its North Dakota stations. Although the allocation of the purchase price to the assets and liabilities of Sunrise will remain preliminary until we have finalized our assessment of these assets and liabilities following the acquisition (which assessment will be based in part upon third party evaluations which we have not yet received), we believe, based upon this preliminary information, that the purchase price allocation will not differ materially from this preliminary allocation.

       Calculation of the purchase price:

	Class A	Class B	Warrants
	common	common	and
	shares	shares	Options	Value

	(dollars in thousands, except share data)
Calculation of the purchase price:
Exchange for Sunrise Common Stock:
HMTF Fund III		751,997		$15,416
Coinvestors and Directors	85,861			1,760
Management	23,005			471
Exchange for Sunrise Warrants
HMTF Fund III			20,127	415
Coinvestors and Directors			7,909	160
Exchange for Sunrise Options
Directors — Options			7,082	46

	108,866	751,997	35,118	18,268

Estimated acquisition expenses				1,994

				$20,262

The fair value of options granted has been calculated using the Black- Scholes option- pricing model with a weighted-average risk-free interest rate of 4.8%, an expected option life of 7 years from the original date of grant and a volatility factor of 50%. No expected dividend yield was included in the option-pricing model. The fair value of each warrant granted has been calculated at $20.50, the midpoint of the range set forth on the cover of this prospectus, given their $0.01 exercise price.

       Provisional allocation of the purchase price:

	Historical
	Balance Sheet	Fair Value		Opening
	of Sunrise	Adjustments		Balance Sheet

	(dollars in thousands)
Working capital, including cash of $28,875	$37,885			$37,885
Property and equipment	35,165			35,165
FCC licenses and network affiliations	180,650	$(10,385	)(a)	170,265
Other assets	28,506	(6,359	)(b)	22,147
Long-term debt	(148,298)	(9,727	)(c)	(158,025)
Long-term interest	(7,920)			(7,920)
14% redeemable preferred stock	(57,507)	(6,983	)(c)	(64,490)
Program obligations	(14,765)			(14,765)

	$53,716	$(33,454)		$20,262

(a)	To adjust FCC licenses and network affiliations to fair value.

(b)	To remove deferred acquisition expenses.

(c)	To adjust debt and preferred stock to fair value.

(m)	Elimination of our 7% note payable due 2006 to Sunrise for $2.5 million.

SELECTED CONSOLIDATED FINANCIAL DATA

      Set forth below is selected consolidated financial data for each of the five years in the period ended December 31, 2001. The selected financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 is derived from audited consolidated financial statements that appear elsewhere in this prospectus. The selected financial data as of December 31, 1998 and 1999, and for the period from March 3, 1998 to December 31, 1998 is derived from audited consolidated financial statements that are not presented in this prospectus. The selected financial data for the period from January 1, 1998 to March 2, 1998 and as of and for the year ended December 31, 1997 is derived from audited consolidated financial statements of our predecessor that are not presented in this prospectus. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and those of our predecessor, and the related notes thereto. Because of the revaluation of assets and liabilities, and the related impact to the balance sheets and statements of operations, as a result of the acquisition of our predecessor business by LIN TV Corp. on March 3, 1998, the financial statements of our predecessor business for the periods prior to March 3, 1998 are not directly comparable to those of LIN TV Corp. subsequent to that date. The historical results presented are not necessarily indicative of future results.

	Predecessor		LIN TV Corp.

		Period from	Period from
	Year Ended	January 1-	March 3-	Year Ended December 31,
	December 31,	March 2,	December 31,
	1997	1998	1998	1999	2000	2001

	(dollars in thousands, except per share data)
Statement of Operations Data:
Net revenues	$291,519	$43,804	$189,536	$224,446	$295,706	$271,038
Operating costs and expenses:
Direct operating	70,746	11,117	48,812	57,292	78,693	81,373
Selling, general and administrative	63,473	11,701	42,168	49,123	64,193	64,630
Corporate	6,763	1,170	7,130	7,900	9,270	8,436
KXTX management fee	—	—	8,033	1,178	—	—
Tower write-offs(1)	2,697	—	—	—	—	—
Amortization of program rights	15,596	2,743	10,712	15,029	21,214	21,847
Depreciation and amortization of intangible assets	24,789	4,581	45,199	57,934	63,734	65,925

Total operating costs and expenses	184,064	31,312	162,054	188,456	237,104	242,211

Operating income	107,455	12,492	27,482	35,990	58,602	28,827
Interest expense	21,340	2,764	53,576	68,689	92,868	97,646
Share of (income) loss in equity investments	1,532	244	6,037	5,488	(365)	4,121
Merger expense(2)	7,206	8,616	—	—	—	—
Loss on derivative instruments	—	—	—	—	—	5,552
Other income, net	(1,332)	(98)	(1,220)	(1,122)	(1,288)	(2,954)

(Loss) income before (benefit from) provision for income taxes and extraordinary item	78,709	966	(30,911)	(37,065)	(32,613)	(75,538)
(Benefit from) provision for income taxes	30,602	3,710	(3,652)	(3,039)	1,581	(18,227)

Income (loss) before extraordinary item	48,107	(2,744)	(27,259)	(34,026)	(34,194)	(57,311)
Extraordinary loss	—	—	—	—	—	4,410

Net income (loss)	$48,107	$(2,744)	$(27,259)	$(34,026)	$(34,194)	$(61,721)

	Predecessor		LIN TV Corp.

		Period from	Period from
	Year Ended	January 1-	March 3-	Year Ended December 31,
	December 31,	March 2,	December 31,
	1997	1998	1998	1999	2000	2001

	(dollars in thousands, except per share data)
Basic and diluted earnings per common share:
Loss before extraordinary item			$(1.06)	$(1.32)	$(1.33)	$(2.23)
Extraordinary item, net of tax			$—	$—	$—	$(0.17)
Net loss			$(1.06)	$(1.32)	$(1.33)	$(2.40)
Basic and diluted weighted average number of common shares outstanding			25,682	25,682	25,687	25,688
Other Data:
Capital expenditures	$20,605	$1,221	$21,498	$18,191	$29,126	$21,503
Broadcast cash flow(3)	142,773	17,104	80,519	102,738	130,070	102,649
Broadcast cash flow margin(4)	49.0%	39.0%	42.5%	45.8%	44.0%	37.9%
Adjusted EBITDA(3)	136,010	15,934	73,389	94,263	120,715	99,235
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$81,691	$8,416	$65,446	$21,717	$58,106	$42,192
Investing activities	(15,060)	(1,468)	(1,753,865)	(197,269)	(174,081)	(56,376)
Financing activities	(86,537)	1,071	1,729,768	151,902	106,108	23,588
Net increase (decrease) in cash and cash equivalents	(19,906)	8,019	41,349	(23,650)	(9,867)	9,404
Balance Sheet Data (at period end):
Cash and cash equivalents	$8,046	$	$41,349	$17,699	$7,832	$17,236
Intangible assets, net	369,588		1,444,600	1,546,392	1,600,882	1,592,463
Total assets	569,325		1,800,890	1,952,685	2,045,363	2,036,286
Total debt(5)	260,000		683,580	857,626	988,257	1,056,223
Total stockholders’ equity	192,565		532,409	499,915	466,190	404,654

(1)	During the second quarter of 1997, we disposed of towers and other broadcast equipment that could no longer be used with digital technology.

(2)	During 1997 and 1998, our predecessor business incurred financial, legal advisory and regulatory filing fees in connection with its subsequent acquisition by LIN TV Corp.

(3) (a)	Broadcast cash flow is defined as adjusted EBITDA plus cash corporate expenses less capital distributions from equity investments. Corporate expenses primarily include the costs of our management group, office space and related expenses, legal, auditing, financial systems, and Hicks Muse monitoring and oversight fees. Our management group plays a key role in the operations of our stations including programming, accounting, engineering, legal and personnel.

We believe the presentation of broadcast cash flow is relevant and useful because it is a measurement used by lenders to measure our ability to service our debt, it is a measurement used by industry analysts to determine the market value of our television stations and it is a measurement industry analysts use when evaluating our operating performance.

Broadcast cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles. Broadcast cash flow should not be considered in isolation of, or as a substitute for net income or loss, cash flows from operating activities and other income and cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of liquidity or profitability. Broadcast cash flow as determined below may not be comparable to the broadcast cash flow measures reported by other companies. In addition, these measures do not represent funds available for discretionary use.

(b)	Adjusted EBITDA is defined as operating income plus amortization of program rights, depreciation and amortization of intangible assets, capital distributions from equity investments and non-cash expenses (credits) less program payments. Program payments represent cash payments scheduled under program contracts and do not necessarily correspond to program usage.

We believe the presentation of adjusted EBITDA is relevant and useful because its a measurement used by lenders to measure our ability to service our debt and it is a measurement industry analysts use when evaluating our operating performance.

Adjusted EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles. Adjusted EBITDA should not be considered in isolation of, or as a substitute for net income or loss, cash flows from operating activities and other income and cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of liquidity or profitability. Adjusted EBITDA as determined below may not be comparable to the EBITDA measures reported by other companies. In addition, these measures do not represent funds available for discretionary use.

(c)	Adjusted EBITDA and broadcast cash flow have been calculated for the periods presented as follows:

	Predecessor		LIN TV Corp.

		Period from	Period from
	Year Ended	January 1-	March 3-	Year Ended December 31,
	December 31,	March 2	December 31,
	1997	1998	1998	1999	2000	2001

	(dollars in thousands)
Operating income	$107,455	$12,492	$27,482	$35,990	$58,602	$28,827
Plus: Amortization of program rights	15,596	2,743	10,712	15,029	21,214	21,847
Depreciation and amortization of intangible assets	24,789	4,581	45,199	57,934	63,734	65,925
Capital distributions from equity investments	—	—	—	—	815	6,583
Non-cash expenses (credits)	1,349	275	493	603	(900)	(1,561)
Less: Program payments	(13,179)	(4,157)	(10,497)	(15,293)	(22,750)	(22,386)

Adjusted EBITDA	136,010	15,934	73,389	94,263	120,715	99,235
Plus: Cash corporate expenses	6,763	1,170	7,130	8,475	10,170	9,997
Less: Capital distributions from equity investments	—	—	—	—	(815)	(6,583)

Broadcast cash flow	$142,773	$17,104	$80,519	$102,738	$130,070	$102,649

(4)	Broadcast cash flow margin is broadcast cash flow divided by net revenues.

(5)	Total debt is defined as long-term debt, including current maturities. Does not include a guarantee by us of a promissory note due 2023, issued to General Electric Capital Corporation by our joint venture with NBC in connection with the formation of the joint venture. We would be liable on that guarantee only to the extent that General Electric Capital Corporation was not paid on the note after liquidation of all of the assets of the joint venture.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Our operating revenues are derived from local and national advertisers and, to a much lesser extent, from the networks for the broadcast of their programming and from other broadcast-related activities. Our operating expenses from owning and operating television stations are primarily from programming, news gathering, employee compensation, production, promotion and the solicitation of advertising.

      We receive revenues for advertising sold for placement within and adjoining our locally originated programming and within and adjoining our network and syndicated programming. Advertising rates for a given station are set based upon a variety of factors, including the size and demographic makeup of the market served by the station, a program’s popularity among viewers whom an advertiser wishes to attract, the number of advertisers competing for the available time, the availability of alternative advertising media in the station’s market area, a station’s overall ability to attract viewers in its market area and the station’s ability to attract viewers among particular demographic groups that an advertiser may be targeting. Our advertising rates are also affected by our sales force and the development of projects, features and programs that tie advertiser messages to programming.

      Our advertising revenues are generally highest in the second and fourth quarters of each fiscal year, due in part to increases in retail advertising in the period leading up to and including the holiday season and active advertising in the spring. The fluctuation in our operating results is generally related to fluctuations in the revenue cycle. In addition, advertising revenues are generally higher during election years due to spending by political candidates. During years in which the Olympic Games are held, there is additional demand for advertising time and, as a result, increased advertising revenue associated with Olympic broadcasts. The broadcast television industry is cyclical in nature, being affected by prevailing economic conditions. Since we rely on sales of advertising time for substantially all of our revenues, our operating results are sensitive to general economic conditions and regional conditions in each of the local market areas in which our stations operate. We are also dependent on automotive-related advertising. Approximately 26%, 22% and 21% of our total net revenues for the years ended December 31, 1999, 2000 and 2001, respectively, consisted of automotive advertising. A significant decrease in these advertising revenues in the future could materially and adversely affect our results of operations. For a discussion of other factors that may affect our business, see “Risk Factors.”

Business Combinations and Dispositions

      We have developed our business through a combination of acquisitions, dispositions and organic growth. We were acquired by a group of investors led by Hicks Muse on March 3, 1998. Thereafter, we have acquired and disposed of the following businesses and assets:

•	On August 2, 2001, we acquired all of the outstanding common stock of S&E Network, Inc., a Puerto Rican corporation that owns WJPX-TV, an independent television station in San Juan, Puerto Rico, WKPV-TV, an independent television station in Ponce, Puerto Rico, and WJWN-TV, an independent television station in San Sebastian, Puerto Rico. WKPV-TV and WJWN-TV currently rebroadcast the programming carried on WJPX-TV. The total purchase price, including transaction costs, was approximately $11.7 million, and was funded by operating funds.

•	On July 25, 2001, we acquired the broadcast license and operating assets of WNLO-TV (formerly called WNEQ-TV), an independent television station located in Buffalo, New York. We operated WNLO-TV from January 29, 2001 until July 25, 2001 under a local marketing agreement. The total purchase price, including transaction costs, was approximately $26.0 million, and was funded by operating funds.

•	On June 5, 2001, we acquired the broadcast license and certain related assets of WNAC-TV, the FOX affiliate serving the Providence-New Bedford market. Simultaneously with the acquisition, we assumed an existing local marketing agreement with STC Broadcasting, Inc., a subsidiary of Sunrise and an entity in which Hicks Muse has a substantial economic interest, under which STC Broadcasting operates WNAC-TV. The total purchase price was approximately $2.5 million, and was funded with a note payable to STC Broadcasting.

•	On November 10, 2000, we acquired the broadcast license and operating assets of WWLP-TV, an NBC affiliate in Springfield-Holyoke, Massachusetts. The total purchase price, including transaction costs, for the acquisition was approximately $128.0 million, and was funded by borrowings under our senior credit facilities. Although we did not own or control the assets or FCC license of WWLP-TV prior to November 10, 2000, pursuant to Emerging Issues Task Force Topic D-14, “Transactions Involving Special Purpose Entities,” WWLP Holdings, Inc., the parent of WWLP-TV, satisfied the definition of a special purpose entity as a result of our $75.0 million guarantee of WWLP Holdings’ debt and other factors, and we were deemed to be the sponsor of WWLP Holdings’. Accordingly, the financial results of operations of WWLP Holdings have been consolidated with our results of operations since March 31, 2000, when WWLP Holdings, Inc. acquired WWLP-TV from Benedek Broadcasting Corporation.

•	On August 15, 2000, we formed Banks Broadcasting Inc. with 21st Century Group, L.L.C., an entity in which Hicks Muse has a substantial economic interest, and BancAmerica Capital Investors SBICI, L.P. We contributed our interest in WLBB Broadcasting, LLC, and we and 21st Century both contributed our respective interests in Banks-Boise, Inc., to Banks Broadcasting. Banks Broadcasting owns and operates KWCV-TV, the WB affiliate serving the Wichita-Hutchinson, Kansas market, and owns and operates KNIN-TV, a UPN affiliate servicing the Boise, Idaho market. As of December 31, 2001, we had invested $14.9 million in Banks Broadcasting.

•	On April 1, 2000, we exchanged, with Block Communications, Inc., formerly Blade Communications Inc., a 66.7% interest in certain assets of WAND-TV, including its FCC license and network affiliation agreement, for substantially all of the assets and certain liabilities of WLFI-TV, Inc. Immediately after the WAND-TV exchange, we and Block Communications contributed our respective interests in the WAND-TV assets to a partnership, whereby we received a 33.3% interest in the partnership.

•	On October 19, 1999, we acquired Pegasus Broadcasting of San Juan, L.L.C., the owner and operator of WAPA-TV, an independent television station in San Juan, Puerto Rico. The total purchase price, including transaction costs, for the acquisition was approximately $71.8 million, and was funded by a combination of operating funds and $60.0 million of borrowings under our senior credit facilities.

•	On June 30, 1999, we acquired the assets of WOOD-TV and the local marketing agreement related to WOTV-TV, both of which stations are located in the Grand Rapids-Kalamazoo-Battle Creek market. The total purchase price, including transaction costs, for the acquisition was approximately $142.4 million and was funded by a combination of operating funds and $93.0 million of borrowings under our senior credit facilities.

•	On June 3, 1999, we contributed all of the assets of KXTX-TV to Southwest Sports Group Holdings LLC, a Texas limited liability company and an entity in which affiliates of Hicks Muse has a substantial economic interest. In exchange, we received 500,000 units of Southwest Sports Group Holding’s series A preferred units, par value $100.00 per unit, valued at $47.0 million (exclusive of accumulated dividends) at the time of the transaction.

      In connection with acquisitions accounted for under the purchase method of accounting, we do not separately value acquired FCC broadcasting licenses and network affiliation agreements as they do not represent separately identifiable intangible assets but rather have a value that is inseparably linked. The future value of our FCC licenses could be significantly impaired by the loss of corresponding network affiliation agreements, or vice versa.

Results of Operations

      Set forth below are the significant factors that contributed to our operating results for the years ended December 31, 2001, 2000 and 1999. Our results of operations from year to year are significantly affected by the impact of our acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, WLFI-TV and WWLP-TV in 2000, and WNLO-TV, WNAC-TV, WJPX-TV, WKPV-TV and WJWN-TV in 2001, and our dispositions of KXTX-TV in 1999 and WAND-TV in 2000. As a result, our future reported financial results may not be comparable to the historical financial information and comparisons of any years may not be indicative of future financial performance.

      We have had net losses of $34.0 million, $34.2 million and $61.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. In addition, as of December 31, 2001, we had an accumulated deficit of $157.2 million. In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which generally became effective for us on January 1, 2002. Application of the non- amortization provisions of SFAS No. 142 for goodwill and FCC licenses and network affiliations is expected to result in an increase in operating income of approximately $43.6 million in the year ended December 31, 2002. As a result of our ongoing assessment of goodwill and intangible asset impairment, we anticipate that we will record an impairment charge in the range of $75.0 million to $100.0 million in 2002. We expect that beginning in 2003 net loss will be reduced (and, therefore the likelihood of reporting net income increased) due to the elimination of goodwill amortization expenses, as required by SFAS No. 142, as well as the possibility of increased operating income resulting from the implementation of our growth and cost reduction strategies and increased demand for national advertising when the U.S. economy recovers. However, no assurances can be given as to future earnings.

      Adjusted EBITDA is defined as operating income plus amortization of program rights, depreciation and amortization of intangible assets, capital distributions from equity investments and non-cash expenses (credits) less program payments. Program payments represent cash payments scheduled under program contracts and do not necessarily correspond to program usage. Broadcast cash flow is defined as adjusted EBITDA plus cash corporate expenses less capital distributions from equity investments. Broadcast cash flow and adjusted EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles. However, we believe that broadcast cash flow and adjusted EBITDA are useful to a prospective investor because they are measures widely used in the broadcast industry to evaluate a television broadcast company’s operating performance. Broadcast cash flow and adjusted EBITDA should not be considered in isolation of, or as a substitute for, net income or loss, cash flows from operating activities and other income and cash flow statement data prepared in accordance with generally accepted accounting practices or as a measure of liquidity or profitability. Broadcast cash flow and EBITDA as determined above may not be comparable to the broadcast cash flow and EBITDA measures reported by other companies. In addition, these measures do not represent funds available for discretionary use.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenues

      Net revenues consist primarily of national and local airtime sales, net of sales adjustments and agency commissions. Additional, but less significant, amounts are generated from network compensation, internet revenues, barter revenues, production revenues and rental income.

      Net revenues decreased approximately 8.3% to $271.0 million for the year ended December 31, 2001, from $295.7 million for the same period in the prior year. The decrease is primarily due to a decrease of $21.0 million in political advertising for the 2000 campaign election cycle and a decrease of $13.4 million in demand for national advertising that began in the third quarter of 2000 and continued into the fourth quarter of 2001. These decreases were partially offset by a $6.3 million reduction in agency commissions. We believe that reduced demand for national advertising was generally the result of the slowdown in the general U.S. economy over this period. We expect demand for national advertising will increase if the broader U.S. economy recovers.

      Approximately 91.3% of net revenues for the year ended December 31, 2001, were derived from net advertising revenues compared to 91.9% for the same period in 2000. Net advertising revenues decreased by 9.0% to $247.3 million for the year ended December 31, 2001 from $271.8 million for the same period in the prior year, primarily for the reasons described above.

      Network revenue represents amounts paid to us for broadcasting network programming provided by CBS, NBC, ABC less amounts that we pay to FOX and the WB for broadcasting their network programming. Network revenues decreased 12.5% to $9.1 million for the year ended December 31, 2001 from $10.4 million for the same period in the prior year. This decrease is primarily due to an increase of $900,000 in reverse compensation paid to FOX.

Operating Costs and Expenses

      Direct operating expenses, consisting primarily of news, engineering, programming and music licensing costs, increased 3.4% to $81.4 million for the year ended December 31, 2001, from $78.7 million for the same period in the prior year. This increase is primarily due to startup costs of $1.4 million for the low power television stations in Grand Rapids, Michigan and WNLO-TV in Buffalo, New York and a net increase of $4.4 million due to the acquisitions of WLFI-TV, WWLP-TV, WKPV-TV, WJWN-TV and WJPX-TV, partially offset by the disposition of WAND-TV.

      Selling, general and administrative expenses, consisting primarily of employee salaries, sales commissions and other employee benefit costs, advertising and promotional expenses, remained relatively flat over the prior year, increasing only 0.7% to $64.6 million for the year ended December 31, 2001, from $64.2 million for the same period in the prior year.

      Corporate expenses, representing costs associated with the centralized management of our stations, decreased 9.0% to $8.4 million for the year ended December 31, 2001, from $9.3 million for the same period in the prior year. This decrease is due to certain operating expenses being allocated to the stations as compared to last year.

      Amortization of program rights represents costs associated with the acquisition of syndicated programming, features and specials. Amortization of program rights increased 3.0% to $21.8 mil-

lion for the year ended December 31, 2001, from $21.2 million for the same period in the prior year.

      Depreciation and amortization of intangible assets increased 3.4% to $65.9 million for the year ended December 31, 2001, from $63.7 million for the same period in the prior year. This increase was principally driven by the amortization of goodwill and other intangible assets associated with the acquisitions of WNAC-TV, WNLO-TV, WJPX-TV, WKPV-TV and WJWN-TV in 2001.

Other (Income) Expense

      Interest expense increased 5.1% to $97.6 million for the year ended December 31, 2001, from $92.9 million for the same period in the prior year. This increase was primarily due to the issuance of the notes in June 2001, which resulted in additional interest expense of $14.8 million for the year ended December 31, 2001. This increase was partially offset by the early retirement of a portion of our senior credit facilities using proceeds from the issuance of the notes and a decrease in interest expense of $3.2 million due to our lower financing costs associated with the acquisition of WWLP-TV on March 31, 2000.

      Investment income, principally consisting of accrued interest on our preferred units in Southwest Sports Group, decreased 2.5% to $4.0 million for the year ended December 31, 2001, from $4.1 million for the same period in the prior year, due to a decrease on interest earned on cash balances.

      Share of loss in equity investments increased to $4.1 million for the year ended December 31, 2001, from income in equity investments of $365,000 for the same period in the prior year. This decrease was primarily the result of the operating performance of the stations included in our joint venture with NBC.

Provision for (Benefit from) Income Taxes

      Benefit from income taxes increased to $18.2 million for the year ended December 31, 2001, from a provision for income taxes of $1.6 million for the same period in the prior year. This increase was primarily due to larger operating losses in 2001 exceeding the amount of non-deductible goodwill amortization. Our benefit from income taxes in 2001 is net of a provision for income taxes of $1.7 million, related to the non-cash use of previously unrecognized net operating losses acquired in connection with our 1999 purchase of WAPA-TV.

Net income (loss)

      Net loss increased approximately 80.5% to $61.7 million for the year ended December 31, 2001, from $34.2 million for the same period in the prior year. This increase was primarily due to the loss of political and national advertising noted above.

Broadcast Cash Flow

      Broadcast cash flow decreased by 21.1% to $102.6 million for the year ended December 31, 2001, from $130.1 million for the same period in the prior year. This decrease was primarily due to the loss of political and national advertising noted above.

Adjusted EBITDA

      Adjusted EBITDA decreased by 17.8% to $99.2 million for the year ended December 31, 2001, from $120.7 million for the same period in the prior year. This decrease was primarily due to the loss of political and national advertising noted above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenues

      Net revenues increased approximately 31.7% to $295.7 million for the year ended December 31, 2000, from $224.4 million for the same period in the prior year. This increase was primarily due to an increase of $17.5 million in political advertising for the 2000 campaign election cycle, as well as a net increase of approximately $51.0 million from the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000. In addition, this increase was also due to the continued revenue growth of $2.9 million in our local marketing agreement stations.

      Approximately 91.9% of net revenues for the year ended December 31, 2000, were derived from net advertising time sales compared to 89.8% for the same period in the prior year. Net advertising revenues increased by 34.8% to $271.8 million for the year ended December 31, 2000, from $201.6 million for the same period in the prior year. This increase was primarily due to an increase in net advertising revenues from political advertising, as well as the impact of the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000, and the growth at the local marketing agreement stations.

      Network revenue represents amounts paid to us for broadcasting network programming provided by CBS, NBC and ABC. Network revenues increased 4.3% to $10.4 million for year ended December 31, 2000, from $10.0 million for the same period in the prior year. This increase was primarily the result of the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000.

Operating Costs and Expenses

      Direct operating expenses increased 37.4% to $78.7 million for the year ended December 31, 2000, from $57.3 million for the same period in the prior year. This increase was primarily due to a net increase of $15.1 million due to the impact of the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000, and to $2.5 million in news related expenditures.

      Selling, general and administrative expenses increased by 30.7% to $64.2 million for the year ended December 31, 2000, from $49.1 million for the same period in the prior year. The increase was primarily due to a net increase of $10.9 million due to the impact of the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000 and to an increase of $3.6 million in selling expenses related to the increase in advertising revenues.

      Corporate expenses increased 2.1% to $9.3 million for the year ended December 31, 2000, from $9.1 million for the same period in the prior year. This increase is primarily due to Internet startup costs of $243,000, cable retransmission costs of $359,000 and an increase of $255,000 in fees under our monitoring and oversight agreement with Hicks Muse, which increased based on increases in broadcast cash flow. The increase is offset by the elimination of the KXTX-TV management fee.

      Amortization of program rights increased 41.2% to $21.2 million for the year ended December 31, 2000, from $15.0 million for the same period in the prior year. This increase was primarily the result of the impact of the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000.

      Depreciation and amortization of intangible assets increased 10.0% to $63.7 million for the year ended December 31, 2000, from $57.9 million for the same period in the prior year. This increase was primarily due to the amortization of goodwill and other intangible assets associated with the impact of the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, and the dispositions of KXTX-TV in 1999 and WAND-TV in 2000.

Other (Income) Expense

      Interest expense increased 35.2% to $92.9 million for the year ended December 31, 2000, from $68.7 million for the same period in the prior year. This increase was the result of increased borrowings associated with the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999 and WWLP-TV in 2000.

      Investment income increased 23.5% to $4.1 million for the year ended December 31, 2000, from $3.3 million for the same period in the prior year. This increase was the result of improvements to our cash management systems, which resulted in higher average investment balances in 2000.

      Share of income in equity investments increased to $365,000 for the year ended December 31, 2000, from a loss of $5.5 million for the same period in the prior year. This increase was primarily the result of the improved operating performance of the stations included in our joint venture with NBC.

Provision for (Benefit from) Income Taxes

      Provision for income taxes was $1.6 million for the year ended December 31, 2000, compared to a benefit from income taxes of $3.0 million for the same period in the prior year. This increase was primarily due to an increase in the effective tax rate resulting from an increase in non-deductible goodwill as a result of the full year impact of our acquisition of WAPA-TV in 1999.

Net income (loss)

      Net loss remained relatively flat for the year ended December 31, 2000 compared to the prior year, increasing only approximately 0.5% to $34.2 million for the year ended December 31, 2000, from $34.0 million for the same period in the prior year. This increase was primarily due to the increase in political advertising revenues and to the acquisitions of WOOD-TV, the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, offset by the disposition of KXTX-TV in 1999 and WAND-TV in 2000, as noted above.

Broadcast Cash Flow

      Broadcast cash flow increased by 26.6% to $130.1 million for the year ended December 31, 2000, from $102.7 million for the same period in the prior year. This increase was primarily due to the increase in political advertising revenues and to the acquisitions of WOOD-TV, the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, offset by the disposition of KXTX-TV in 1999 and WAND-TV in 2000, as noted above.

Adjusted EBITDA

      Adjusted EBITDA increased by 28.1% to $120.7 million for the year ended December 31, 2000, from $94.3 million for the same period in the prior year. This increase was primarily due to the increase in political advertising revenues and to the acquisitions of WOOD-TV, the local marketing agreement related to WOTV-TV, and WAPA-TV in 1999, and WLFI-TV in 2000, offset by the disposition of KXTX-TV in 1999 and WAND-TV in 2000, as noted above.

Liquidity and Capital Resources

  Historical

      Our principal sources of funds for working capital have historically been cash from operations and borrowings under our senior credit facilities. At December 31, 2001, we had cash and cash equivalents of $17.2 million and $50.0 million available for borrowings under the revolving portion of our senior credit facilities.

      Net cash provided by operating activities for the year ended December 31, 2001 was $42.2 million, compared to $58.1 million for the same period in the prior year. This decrease was primarily the result of the noted decrease in national and political revenues and an increase in operating and interest expenses.

      Net cash used by investing activities was $56.4 million for the year ended December 31, 2001, compared to $174.1 million for the same period in the prior year. The change was primarily due to amounts paid related to our acquisition of WWLP-TV in 2000 compared to a smaller total cost of acquisitions in 2001.

      Net cash provided by financing activities was $23.6 million for the year ended December 31, 2001, compared to $106.1 million for the same period in the prior year. The change was primarily due to increased borrowings of $128.0 million under the revolving portion of our senior credit facilities in connection with the WWLP-TV transaction in 2000. There were no comparable transactions in 2001.

      In June 2001, we issued $210.0 million aggregate principal amount of our 8% senior notes due 2008 and $100.0 million aggregate principal amount of our 10% senior discount notes due 2008. These issuances resulted in net proceeds to us of $276.1 million which was principally used to prepay indebtedness outstanding under our senior credit facilities and a portion was used to finance acquisitions.

      Simultaneously with the consummation of the June notes offering, we obtained amendments to our senior credit facilities which provided more flexible financial covenants and ratio tests and increased certain fees and interest rate spreads.

      As of December 31, 2001, we had total debt of approximately $1.1 billion, including $182.3 million under our senior credit facilities. Our senior discount notes issued in March 1998 require the mandatory redemption of an amount expected to be $125.0 million on March 1, 2003. The remaining principal payments of $810.0 million on our long-term debt, excluding our senior credit facility, are due in 2008. Our senior credit facility requires principal payments of $13.0 million, $65.3 million and $104.0 million in 2005, 2006 and 2007, respectively. Our senior credit facilities and the indentures governing our notes contain financial and operational covenants with which our subsidiaries must comply. As of December 31, 2001, we were in compliance with all of these covenants.

      Interest payments on our notes and senior credit facilities represent significant cash requirements for us. Cash interest payments on our senior credit facilities, assuming current borrowing levels, are expected to total $11.7 million, $13.6 million, and $6.7 million in 2002, 2003-2005 and 2006-2007, respectively. In addition to cash interest payments under our senior credit facilities, we make semi-annual cash interest payments on our senior notes and senior subordinated notes. Beginning March 1, 2003, cash interest will accrue at a rate of 10% per annum and will be payable semi-annually in arrears on our senior discount notes. Cash interest payments on our notes are expected to total $43.4 million, $224.3 million, $146.7 million and $13.5 million in 2002, 2003-2005, 2006-2007 and 2008, respectively.

      Our capital expenditures primarily include purchases of broadcasting equipment, studio equipment, vehicles and office equipment to improve the efficiency and quality of our television broadcasting operations. Our capital expenditures were $18.2 million, $29.1 million and

$21.5 million for the years ended December 31, 1999, 2000 and 2001, respectively. We expect that we will make capital expenditures of approximately $25.0 million in the year ended December 31, 2002, of which we are contractually obligated for $3.0 million related to the conversion from analog to digital television. We estimate that a total of $5.0 million will be required to complete construction of our digital television stations. Since December 31, 1998, we have invested approximately $46.3 million to prepare our towers and transmitter buildings for the upcoming transition to digital television. We anticipate that we will be able to meet our currently anticipated capital expenditure requirements with internally generated funds and borrowings.

      We also have cash payments which are required under our current operating lease agreements, programming commitments and local marketing agreements. Payments under our current operating leases are expected to be $924,000, $1.3 million and $101,000 for 2002, 2003-2005 and 2006-2007 and $1.2 million thereafter. Payments on our current programming commitments are expected to be $17.9 million, $21.6 million and $2.1 million and current payments under our current local marketing agreements are expected to be $3.0 million, $2.7 million and $3.2 million for 2002, 2003-2005 and 2006-2007, respectively.

      General Electric Capital Corporation, or GECC, provided debt financing in connection with the formation of our joint venture with NBC in the form of an $815.5 million 25-year non-amortizing, senior secured note bearing an initial interest rate of 8.0% per annum. We expect that interest payments on the GECC note will be serviced solely by the cash flow of the joint venture. The GECC note is not our obligation and is recourse to the joint venture, our equity interests in the joint venture and, after exhausting all remedies against the assets of the joint venture and our equity interest, to us pursuant to a guarantee. If the joint venture were unable to pay principal or interest on the GECC note and GECC could not otherwise recover amounts owed under the GECC note from the joint venture, including through a disposition or liquidation of all its assets, GECC could require us to pay the shortfall of any outstanding amounts under the GECC note. If this happened, we could experience material adverse consequences, including:

•	since we have no assets other than our ownership in our subsidiaries, GECC could sell the stock of all or a portion of these subsidiaries to satisfy outstanding amounts under the GECC note;

•	if more than 50% of the ownership of LIN Holdings had to be sold to satisfy the GECC note, it could cause an acceleration of our senior credit facilities and notes; and

•	if the GECC note is prepaid because of an acceleration on default or otherwise, or if the note is repaid at maturity, we may incur a substantial tax liability.

      The joint venture is approximately 80% owned by NBC, and NBC controls the operations of the stations through a management contract. Therefore, the operation and profitability of those stations and the likelihood of a default under the GECC note are primarily within NBC’s control. The joint venture with NBC used cash provided by its operating activities to make the interest payments on the GECC note for the periods ended December 31, 1999, 2000 and 2001. In addition, we received joint venture cash distributions of $815,000 and $6.6 million for the years ended December 31, 2000 and 2001, respectively. These cash distributions reflect our interest in the joint venture and represent approximately 20% of excess cash generated by the joint venture after operating and capital expenditures and interest payments. We believe that with current revenue levels, the joint venture will have adequate cash provided by its operating activities to make future interest payments as required by the GECC note.

      Based on the current level of our operations and anticipated future growth, both internally generated as well as through acquisitions, we believe that our cash flows from operations, together with available borrowings under our senior credit facilities, will be sufficient to meet our anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for at least the next 12 months.

      The following table sets forth our material cash contractual obligations outstanding as of December 31, 2001 for the periods shown:

	2002	2003-2005	2006-2007	Thereafter	Total

	(dollars in thousands)
Debt	$—	$137,994	$169,309	$810,000	$1,117,303
Cash interest on debt	55,066	237,849	153,484	13,463	459,862
Capital purchases	3,000	—	—	—	3,000
Program payments	17,870	21,578	2,123	—	41,571
Operating leases	924	1,290	101	1,234	3,549
Local marketing agreement payments	2,957	2,736	3,200	—	8,893

Total	$79,817	$401,447	$328,217	$824,697	$1,634,178

      The acquisition of Sunrise would increase our contractual obligations for program payments by $7.2 million, $14.4 million and $338,000 and operating lease obligations by $519,000, $1.3 million and $1.7 million for 2002, 2003-2005 and 2006, respectively.

  After the Transactions

      On a pro forma basis assuming the transactions were completed on December 31, 2001, as of such date we would have approximately $61.3 million in cash available. We will depend on cash from operations, available cash and, if necessary, borrowings under our senior credit facilities to fund our working capital requirements, debt service obligations acquisitions and other general corporate purposes.

      As of December 31, 2001, Sunrise had substantial indebtedness outstanding. Affiliates of Hicks Muse expect to acquire STC Broadcasting’s outstanding 14% redeemable preferred stock and Sunrise’s 14% senior subordinated notes, the face amount, plus accrued interest and accumulated dividends, of which was approximately $78.3 million as of December 31, 2001. At the time of this offering, we will issue a number of shares of our class B common stock, in exchange for all of the 14% redeemable preferred stock and 14% senior subordinated notes, plus accumulated dividends and accrued interest, to be acquired by the Hicks Muse affiliates at the initial public offering price of our class A common stock, after deducting underwriting discounts and commissions. We will purchase the remaining portion of STC Broadcasting’s 14% redeemable preferred stock and Sunrise’s 14% senior subordinated notes.

      We expect to use the net proceeds of this offering, together with approximately $59.6 million of cash, plus accumulated dividends, we expect to receive from the redemption of the Southwest Sports Group preferred units we currently own, to repay substantially all of its outstanding indebtedness that is not subject to our debt-for-equity exchange agreement with the Hicks Muse affiliate and to make payments to Hicks Muse in partial consideration for terminating our monitoring and oversight agreement and amending our financial advisory agreement to eliminate the payment of transaction fees.

      We intend to use the remaining net proceeds from this offering together with other available funds from the other transactions, to repay term loans and revolving borrowings under our senior credit facilities, which were $182.3 million as of December 31, 2001.

      We expect that we will make additional capital expenditures in the year ended December 31, 2002 of approximately $10.1 million with respect to Sunrise, including $7.1 million to construct Sunrise’s digital stations and an additional $4.0 million if we acquire Sunrise’s North Dakota stations.

      In addition, we expect to make capital expenditures of $20.0 to $25.0 million annually from 2003 to 2006, or $23.0 to $28.0 million annually for the same period if we acquire Sunrise’s North Dakota stations. We also expect annual interest expense on our debt will be approximately $97.5 million over that period and we are required to redeem $125.0 million aggregate principal amount of our senior discount notes in March 2003. Based on current revenue levels, we estimate that cash and cash provided by operating activities, together with the net cash proceeds from this offering, will be adequate to fund these capital expenditures and service our debt obligations.

      We believe that our cash flows from operations and available cash following this offering and the other transactions, together with available borrowings under our senior credit facilities, will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt service requirements following completion of the transactions for at least the next 12 months.

Inflation

      We believe that our businesses are affected by inflation to an extent no greater than other businesses generally.

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements

      The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to intangible assets, bad debts, program rights, income taxes, pensions, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      We have significant goodwill and intangible assets on our balance sheet. If the value of these assets was impaired by some factor, such as the loss of a network affiliation or an adverse change in the advertising marketplace, we may be required to record an impairment charge.

      We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      We charge program rights to operations over the estimated broadcast period. If the expected broadcast period was shortened or cancelled due, for example, to poor ratings, we would be required to write-off the remaining value of the related program right to operations on an accelerated basis or possibly immediately.

      We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such a determination was made.

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires, among other things, the purchase method of accounting to be applied for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company does not expect the application of SFAS 141 to have a material impact on its financial position or results of operations.

      In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which generally became effective for us on January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of the amortization of goodwill and FCC licenses and network affiliations and the introduction of impairment testing in its place. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. Application of the non- amortization provisions of SFAS No. 142 for goodwill and FCC licenses and network affiliations is expected to result in an increase in operating income of approximately $43.6 million in the year ended December 31, 2002. At December 31, 2001, we had goodwill and FCC licenses and network affiliations of approximately $1.6 billion. Pursuant to SFAS No. 142, we will test our goodwill and FCC licenses and network affiliations for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of an accounting change. In addition, we will continue to review the need for a valuation allowance against certain of our deferred tax assets in the absence of the reversal of taxable temporary differences associated with goodwill and FCC license and network affiliation amortization. As a result of our ongoing assessment of goodwill and intangible asset impairment, we anticipate that we will record an impairment charge in the range of $75.0 million to $100.0 million in 2002.

      In October 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed of.” SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business.” SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and was adopted by us on January 1, 2002. We do not expect the application of SFAS No. 144 to have a material impact on its financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risk from changes in interest rates principally with respect to our senior credit facilities, which are priced based on certain variable interest rate alternatives (see “Note 9 — Long-Term Debt” to our consolidated financial statements for the year ended December 31, 2001). There was $182.3 million outstanding as of December 31, 2001 under our senior credit facilities.

      Accordingly, we are exposed to potential losses related to increases in interest rates. A hypothetical increase of 1.0% to the floating rate used as the basis for the interest charged on our senior credit facilities in Fiscal 2001 would result in an estimated $1.8 million increase in annualized interest expense assuming a constant balance outstanding of $182.3 million.

      We use derivative instruments to manage this and other exposures to interest rate risks. Our objective for holding derivatives is to minimize these risks using the most effective methods to eliminate or reduce the impacts of these exposures.

      We use interest rate collar, cap and swap arrangements, not designated as hedging instruments under SFAS No. 133, in the notional amount of $430.0 million at December 31, 2001 to mitigate the impact of the variability in interest rates in connection with our variable rate senior credit facilities and fixed rate senior notes. The aggregate fair value of the arrangements at December 31, 2001 was a liability of $5.6 million. Other (income) expense for the year ended

December 31, 2001 includes a loss of $5.6 million from the marking-to-market of these derivative instruments. We do not use derivative financial instruments for speculative or trading purposes.

      We are also exposed to market risk related to changes in interest rates through our investing activities. In addition, our ability to finance future acquisition transactions may be impacted if we are unable to obtain appropriate financing at acceptable rates. Our cash equivalents consist solely of investments in high-grade commercial bank money market accounts. A hypothetical 10% increase or decrease in interest rates would not have a material impact on the carrying value of our cash equivalents due to their immediate available liquidity or their short term maturity.

THE TRANSACTIONS

      We are undertaking the following transactions, which are not arms’ length transactions because of Hicks Muse’s economic interest in, and veto and consent rights relating to significant corporate transactions by, both LIN and Sunrise:

•	the acquisition of Sunrise, including its subsidiary, STC Broadcasting, and the disposition by Sunrise of its North Dakota stations;

•	the exchange of STC Broadcasting preferred stock and Sunrise debt, plus accumulated dividends and accrued interest, with a value of $78.3 million at December 31, 2001, to be acquired by affiliates of Hicks Muse from a third party, for a number of shares of our class B common stock based on the initial public offering price of our class A common stock, after deducting underwriting discounts and commissions;

•	the termination of our monitoring and oversight agreement with an affiliate of Hicks Muse and the amendment of our financial advisory agreement with an affiliate of Hicks Muse to eliminate the terms requiring the payment of transaction fees, in exchange for an aggregate fee of $16.0 million, consisting of $6.2 million in cash, warrants to purchase a number of shares of our class B common stock with a value of $2.7 million based on the initial public offering price of our class A common stock less $.01 per share and a promissory note in the amount of $7.1 million;

•	the redemption by its terms of our preferred interest in Southwest Sports Group for approximately $59.6 million, plus accumulated dividends, in cash;

•	the amendment of our certificate of incorporation, including a 1 for 21 reverse stock split and the creation of our class C common stock; and

•	this offering and the application of the net proceeds therefrom.

      We expect these transactions to be completed on or before the completion of this offering. However, the consummation of the Sunrise acquisition, Sunrise’s disposition of its North Dakota stations and the exchange of Sunrise debt and STC Broadcasting preferred stock for shares of our class B common stock may not occur until after the completion of this offering primarily due to the need for other third party consents.

The Sunrise Acquisition and Related Dispositions

      On February 19, 2002, we entered into an agreement to acquire Sunrise in a merger, which was amended on March 29, 2002. Upon consummation of the merger, each issued and outstanding share of Sunrise’s common stock will be automatically converted into the right to receive shares of our common stock (with Hicks Muse to receive shares of class B common stock and other holders to receive shares of class A common stock). The number of shares of our common stock to be issued in the merger will be determined as follows:

•	if the disposition of Sunrise’s North Dakota stations has occurred prior to the merger, then each outstanding share of Sunrise common stock will be automatically converted into the right to receive approximately 20.3 shares of our common stock; and

•	if the disposition has not occurred prior to the merger, then each issued and outstanding share of Sunrise’s common stock will be automatically converted into the right to receive approximately 10.6 shares of our common stock.

      Additionally, if the merger occurs prior to the termination date of the agreement related to the disposition of the North Dakota stations and the disposition of the North Dakota stations has not occurred prior to that date, then the number of shares of our common stock equal to the difference between the aggregate number of shares of common stock issuable to all holders of Sunrise common stock under the 20.3 exchange ratio and the 10.6 exchange ratio will be retained by us until either the termination date or the consummation of the North Dakota disposition. If the North

Dakota disposition occurs first, then the retained shares will be issued to the former holders of Sunrise common stock. If the North Dakota disposition does not occur by the termination date, then the retained shares will be cancelled.

      As a result of the merger, holders of Sunrise common stock will receive 108,866 shares of our class A common stock and 751,997 shares of our class B common stock if the 20.3 exchange ratio is used and 56,711 shares of our class A common stock and 391,730 shares of our class B common stock if the 10.6 exchange ratio is used. Substantially all of the shares of our class B common stock to be received by holders of Sunrise common stock will be issuable to Sunrise Television Partners, L.P., a limited partnership of which the ultimate general partner is HM3 Sunrise, Inc., an affiliate of Hicks Muse. We expect that Sunrise Television Partners, L.P. will be dissolved following the completion of our merger with Sunrise and the shares to be received by Sunrise Television Partners will be distributed to its partners, which consist of both affiliates of Hicks Muse and other parties. In addition, issued and outstanding options and warrants to acquire shares of Sunrise common stock will be converted to the right to receive shares of our class A common stock with share amounts and exercise prices adjusted based on the same terms. Issued and outstanding warrants to acquire shares of Sunrise common stock held by affiliates of Hicks Muse will be converted into the right to receive shares of our class B common stock with share amounts and exercise prices adjusted based on the same terms.

      Part of our strategy is to grow our station group through acquisitions, mergers and stations swaps. We target opportunities where we can leverage our management’s proven ability to create additional multi-channel markets, create or add to regional clusters and reduce costs. The Sunrise acquisition is an example of our implementation of this growth strategy. We believe that the Sunrise acquisition presents us with the opportunity to acquire an attractive portfolio of stations with regional profiles that complement our business strategy by providing a multi-channel market in Providence and by expanding our regional clusters in Indianapolis, Austin and Springfield. In addition, we will not incur additional indebtedness to consummate the transaction, but rather, as a result of this offering, the Sunrise acquisition and the related dispositions, and the other transactions described above, we expect to reduce our pro forma indebtedness.

      The closing of the Sunrise acquisition is conditioned upon, among other things, the following:

•	stockholder approval from Sunrise and us;

•	FCC approval of the transfer of control of Sunrise’s FCC licenses;

•	the repayment of STC Broadcasting’s senior credit facilities;

•	the delivery of opinions from FCC counsel for each party;

•	the delivery of opinions from our respective financial advisors to the effect that the consideration given and received by each party to the merger agreement is fair, from a financial point of view, to our respective stockholders; and

•	consents required under Sunrise’s network affiliation agreements and two of its station leases.

      On April 17, 2002, we received approval form the FCC to transfer Sunrise’s television stations to us.

      The merger agreement terminates on February 19, 2003 and can be terminated earlier by our mutual agreement or by either party if the other party breaches a representation or warranty or fails to perform a covenant and such breach or failure constitutes a material adverse effect.

      Under the merger agreement, we have agreed to indemnify and provide directors’ and officers’ liability insurance for each current and former director, officer and employee of Sunrise or any of its subsidiaries against claims arising out of actions or omissions occurring prior to the merger arising out of the fact that such person is or was a director, officer or employee or arising out of the merger.

      On March 28, 2002, Sunrise and one of its subsidiaries entered into an amended and restated asset purchase agreement with Smith Television of North Dakota, Inc. and Smith Television of North Dakota License Holdings, Inc., pursuant to which Sunrise sold its FCC license for television stations KVLY-TV, Fargo, North Dakota, KFYR-TV, Bismarck, North Dakota and its three satellite stations KMOT-TV, Minot, North Dakota, KUMV-TV, Williston, North Dakota and KQCD-TV, Dickinson, North Dakota, for $1.0 million and agreed to sell substantially all of the remaining assets of the stations for $35.0 million. The total purchase price will be $28.9 million in cash and a promissory note in the amount of $7.1 million. Pending consummation of the disposition, Sunrise has leased the assets to be transferred to the purchasers.

      In January 2002, we entered into an agreement to sell our interest in WNAC-TV, Providence, Rhode Island, to Super Towers, Inc. for a $2.5 million promissory note.

Termination of Monitoring and Oversight Agreement and Amendment of Financial Advisory Agreement

      We have agreed to terminate our monitoring and oversight agreement with an affiliate of Hicks Muse and have agreed to amend the terms of our financial advisory agreement with an affiliate of Hicks Muse to eliminate the terms requiring the payment of transaction fees upon the consummation of this offering. As consideration for the termination of this agreement and the amendment of the financial advisory agreement as described below, the Hicks Muse affiliate will receive an aggregate fee of $16.0 million, consisting of cash in the amount of $6.2 million, warrants to purchase a number of shares of our class B common stock with a value of $2.7 million based on the initial public offering price of our class A common stock less $0.01 per share and a promissory note in the amount of $7.1 million. The promissory note will bear interest at the rate of 10% per year and will mature one year from the date it is made. In addition, we may satisfy the note through the issuance of additional warrants to purchase a number of shares of our class B common stock with a value of $7.1 million based on the initial public offering price of our class A common stock, less $0.01 per share or through the assignment of a note that we may receive in connection with the disposition of the North Dakota stations. The warrants will have an exercise price of $0.01 and will be exercisable for ten years from the date of issue.

Hicks Muse Investment

      Affiliates of Hicks Muse expect to acquire STC Broadcasting’s outstanding 14% redeemable preferred stock and Sunrise’s 14% senior subordinated notes, the face amount, plus accrued interest and accumulated dividends, of which was approximately $78.3 million as of December 31, 2001. We have entered into an exchange agreement with the Hicks Muse affiliates pursuant to which we will exchange STC Broadcasting’s 14% redeemable preferred stock and Sunrise’s 14% senior subordinated notes to be acquired by the Hicks Muse affiliates for shares of our class B common stock upon the consummation of the Sunrise acquisition. The Hicks Muse affiliates will receive a number of shares of class B common stock, plus accrued interest and accumulated dividends, in exchange for the Sunrise 14% redeemable preferred stock and Sunrise 14% senior subordinated notes based upon the initial public offering price of our class A common stock after deducting underwriting discounts and commissions.

Southwest Sports Group Preferred Unit Redemption

      Southwest Sports Group has delivered a notice of redemption with respect to the 500,000 preferred units held by us for a redemption price of approximately $59.6 million, plus accumulated dividends, in cash, which is equal to our liquidation preference on the units plus imputed interest of 6%. The redemption will occur on or prior to the completion of this offering.

BUSINESS

Our History

      We were formed in March 1998 as a Delaware corporation by a group of investors led by Hicks Muse, under the name Ranger Equity Holdings Corporation. In connection with our formation, we acquired our predecessor, LIN Television Corporation, which had been engaged in television broadcasting since 1966. In February 2002, we changed our name to LIN TV Corp.

Our Business and Growth Strategy

      We are a growth-oriented company. We intend to increase our broadcast cash flow through revenue and audience growth and the continued implementation of effective cost controls. In addition, we intend to grow through acquisitions. The principal components of this strategy are to:

•	Create and Maintain Local News Franchises. LIN Television operates the number one or number two local news station in 90% of its markets and generated 64% of its advertising revenues from local sales in 2001. We believe that successful local news operations have been and will remain critical in enabling us to take advantage of the increasing importance of local advertising revenue to our industry. In addition, news audiences generally have the best demographic profiles for advertisers, serve as strong lead-ins for other programming and foster a high profile and the development of a strong local station brand in the community.

•	Expand our Multi-Channel Presence to Other Markets. We were among the first television broadcasters to expand our presence in our markets through local marketing agreements, most of which have been converted to duopolies, and subsequently through low-power television stations, local cable weather channels and joint sales agreements. In addition, our multi-channel strategy allows us to realize significant cost savings by consolidating engineering and back office functions. In 2001, our duopoly and local marketing agreement stations generated approximately 10% of our pro forma broadcast cash flow. We intend to take advantage of additional revenue growth and cost savings opportunities in our existing multi-channel markets and other markets.

•	Capitalize on Strong Network Relationships and Programming to Diversify our Audience. We have stations affiliated with all six major networks: NBC, CBS, ABC, FOX, the WB and UPN. These network affiliations provide our stations with competitive programming, including strong national news programming and high-profile sports events such as the Olympic Games, NFL football and the NCAA Men’s Basketball Tournament. In our multi-channel markets, our second station is generally affiliated with younger networks, such as the WB and UPN, which target a different demographic than our traditional affiliate stations. This targeting allows us to broaden our audience and advertising base.

•	Continue to Capture Disproportionate Revenue Share. We have generally captured revenue share greater than our audience share. Given our strong local news and sales efforts, we believe that we will continue to convert our audience share into a disproportionate share of advertising revenues. We have generally maintained or increased audience share in the LIN Television markets during the recent downturn in the industry and have increased our revenue share from 30.0% in 2000 to 30.8% in 2001. We believe that we are well positioned to achieve significant revenue growth as television advertising expenditures grow.

•	Operate and Expand our Regional Clusters. In 2001, we formed regional television station clusters to extend the benefits of our multi-channel strategy to a regional basis. By year end 2002 we will operate four regional clusters: Indianapolis, seven stations; Grand Rapids, four stations; Springfield, Massachusetts, five stations; and Austin, five stations. Each cluster centralizes engineering and back office operations for multiple stations at a single location, which we expect to generate significant annual cost savings. As we continue to grow our business, we will seek additional opportunities to add stations to our existing regional clusters or form new clusters.

•	Maintain Strict Cost Controls. We have achieved operating efficiencies by applying scale in the purchase of programming, capital equipment and vendor services. We believe that technological advances will enable us to achieve significant additional efficiencies in the near future. We expect that the implementation of our clustering strategy, combined with the realization of technological and automation efficiencies, will allow us to reduce our workforce by 10% over the two-year period ending December 31, 2002.

•	Expand Through Selective Acquisitions. We seek to grow our station group through acquisitions, mergers and station swaps. We target opportunities where we can leverage our management’s proven ability to establish a leading news franchise, create additional multi-channel markets, create or add to regional clusters and reduce costs. We believe that our ability to offer a publicly traded common equity security, combined with our stronger balance sheet, will enhance our ability to complete acquisitions. As a result, we are well positioned to participate in a consolidation of our industry, including opportunities that may arise as a result of regulatory changes. For example, a number of the FCC’s most restrictive ownership regulations, including newspaper-television cross ownership and television duopoly rules, are currently under regulatory or judicial review and could be relaxed significantly in the near term. We believe that these regulatory changes may provide us with attractive acquisition and merger targets in the future.

      Our Puerto Rico acquisition and Sunrise management services agreement are two recent examples of the implementation of our growth strategy. In Puerto Rico, we created a multi-channel market, supplementing our existing WAPA-TV station with a San Juan duopoly and other satellite facilities that provide broadcast coverage throughout Puerto Rico. We upgraded and increased our local news programming in San Juan, increasing our audience share for the time periods that we currently program with news from 18.6% in 1999 to 21.2% in 2001. We also consolidated studio operations, automated engineering and centralized back office functions, which generated significant cost savings.

      In January 2002, LIN Television began providing management services to the seven stations operated by Sunrise. We expect to acquire these stations in the first half of 2002. As a result, we operate a multi-channel market in Providence and expect to expand our regional clusters in Indianapolis, Austin and Springfield. We expect to generate significant corporate overhead savings and other cost savings as we integrate these stations. We are seeking to enhance revenue share in these markets by investing in and improving local news programming and expanding and enhancing local sales efforts.

Industry Overview

     General Television Broadcasting

      As an industry, commercial television broadcasting is now over 60 years old. The first stations were located exclusively in the very high frequency, VHF, band channels 2-13, but today over half of the more than 1,200 licensed commercial stations are located in the ultra high frequency band, UHF, channels 14-69. Historically, VHF stations had a competitive edge because of greater signal coverage, lower transmission costs and universal receiver reach. Improvements in UHF transmitters, the elimination of VHF-only receivers and nearly ubiquitous cable and satellite carriage have largely equalized the technical reach of VHF and UHF stations. VHF stations remain generally stronger largely for historical reasons, including earlier affiliation with the major networks and more established local news operations.

      Television markets are defined by the television industry’s designated audience measurement service, A.C. Nielsen Co. Nielsen currently divides the country into approximately 210 designated market areas, each of which consists of those counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. Nielsen samples audience television viewing periodically by means of meters, in larger markets, or diaries, in smaller markets, and periodically publishes estimated audiences for broadcast stations and cable networks. The estimates are expressed in terms of the number of households or demographic groups that watch a given program:

•	ratings — the percentage of the total potential audience in the market; and

•	shares — the percentages of the audience actually watching television.

     Broadcast Ownership Concentration

      As the commercial broadcast industry has matured and the number of stations increased, pressure to consolidate both nationally and locally has flowed from increased competition within the industry and from cable and other media and a corresponding need to achieve enhanced operating efficiencies of scale. However, the broadcast industry historically has been subject to the most restrictive ownership regulations of any media. Notwithstanding modest deregulatory initiatives in the 1980s and 1990s and a number of enabling technical innovations, the industry remains far less consolidated than other media. The national ownership limit was extended most recently by legislation in 1996 to permit one entity to own stations reaching 35% of the nation’s households, with UHF station households counted at a 50% rate. See “— Competition.”

      Under the most recent rules, at least one dual-station ownership or local marketing agreement is permitted in about one-fourth of all television markets, generally the largest markets. The precise number of dual-station operations is not known, but is probably less than 100. Even prior to adoption of the new rule, several companies, including ours, had established local marketing agreements, by which they programmed but did not own a second station in some of their markets. Under the new rules, local marketing agreements are now considered the regulatory equivalent of duopolies and, unless grandfathered, as ours were, are now permitted only where dual ownership is permitted. We have dual-station operations in seven of our eight largest markets, consisting of four duopolies and three local marketing agreements. These dual-station operations provide enhanced operating efficiencies, the ability to broaden audience reach through counter programming and, in certain instances, an improved negotiating posture with suppliers and distributors.

     The Transition to Digital

      The industry is in the midst of a historic conversion from analog to digital transmissions. Because current television receivers cannot receive digital transmissions, the FCC has granted each commercial station a second channel by the FCC on which to initiate digital operations. Most stations will be required to begin digital transmissions by May 2002, and must surrender their current analog channel to the government for resale by 2006 or such time as 85% of the households in their markets have the capability to receive digital signals. The digital conversion will require a substantial capital investment, including the construction and strengthening of towers, and will increase operating costs during the transition. Digital transmissions have the potential to deliver significantly higher quality pictures, multiple programs and large quantities of data. But the changeover also carries the risk that broadcasters’ household reach will be diminished by a less robust transmission scheme, reduced cable carriage or discontinuance of analog transmissions before there is complete ubiquity of household digital receivers. Because of our multichannel strategy, we have already undertaken major tower improvements and are well positioned for the digital transition. We have already initiated digital transmissions at our largest stations and anticipate that most of our stations will be transmitting in digital this year.

      As part of the digital transition, Congress has instructed the FCC to move incumbent broadcast stations off of channels 52-69 so that those frequencies may be auctioned off to other users or reallocated to public safety purposes. The incumbents, which include both analog and digital stations, have been grandfathered until the end of the digital transition, at which time they will be given new channel allotments in the channels 2-51 band. There are various scenarios by which the incumbents could be forced or encouraged to vacate the spectrum before the conclusion of the digital transition. We have three analog full-power stations and several low power stations with channels in the affected band.

     Network-Affiliate Relationship

      The vast majority of commercial television stations are affiliated with broadcast networks which are their primary program suppliers. Stations with no affiliation, such as our stations in Puerto Rico, are known as independents. Network affiliation agreements give stations both the exclusive right and, subject to certain limited preemption rights, the obligation to carry the networks’ programming and the network advertising within it. The affiliates receive the ability to sell some of the time within and around the network programs, as well as preserving substantial local time periods which they program and for which they retain all advertising revenues. Moreover, the traditional networks, ABC, CBS, NBC and, to a lesser extent, FOX, have historically given cash compensation payments for every hour of network programming carried by the affiliates with the size of the fees varying by type of programming and when it was broadcast.

      The substantial increase in the number of broadcast stations in the 1980s and 1990s led to the emergence of new networks, beginning with FOX and then the WB, UPN and PAX. These networks have provided somewhat less programming than the major networks, focusing primarily on prime time. The affiliation arrangements with these networks do not typically involve compensation to the stations; but, rather, affiliates of those emerging network affiliates often pay some sort of compensation to the network. Moreover, the major broadcast networks recently have renewed or extended many of their affiliation agreements contingent upon reduction or elimination of compensation payments because of increased competition from subscription-based cable networks for programming, particularly sports programming. Affiliate exclusivity rights also have been diluted to some extent with several networks repurposing their programming by running some of their programs on cable networks a short time after the initial broadcasts.

      The programming strength of a particular affiliate’s network may affect that station’s competitive position. Our stations are well-diversified in affiliations among major and emerging networks, reducing the potential impact of any one network’s performance. We believe that network affiliations remain an efficient means of obtaining competitive programming, both for established stations with strong local news franchises and for newer stations with greater programming needs.

     Cable and Satellite Distribution

      Cable penetration has grown from under 10% of homes in 1972 to over 70% today. Direct broadcast satellites have captured another 12% of U.S. households in the last decade. Historically, cable systems had the right to carry local broadcast stations for free. Carriage of local stations with improved reception has been a key selling point for cable systems to attract subscribers. Since legislation extending the compulsory license to satellite in 1999, direct broadcast satellite operators now have the ability to transmit local station signals and are doing so in most of the top 40 designated market areas in the country. As a consequence, over 80% of U.S. households receive their local broadcast signals by cable or satellite. Thus cable and satellite are not only broadcast stations’ primary competitors, they are also their primary distributors.

      Local stations secured the statutory right to demand consent for carriage by cable systems in 1993. Since that time, most major network affiliates have been carried by agreement with most cable operators in their markets. Emerging network affiliates, by contrast, generally have relied upon the FCC’s rules which require carriage of any qualifying local station that chooses not to be carried by agreement.

      In certain instances, broadcast stations have been able to obtain compensation from cable operators of various kinds for carriage of their signals. The ability of stations to enter into favorable arrangements has been negatively impacted in recent years by the high degree of local and national consolidation in the cable industry. Competition for station signals has been improved by the initiation of local station carriage by direct broadcast satellite operators DirecTV and EchoStar. However, EchoStar and DirecTV have announced an agreement to merge their operations. The merger is dependent upon a variety of regulatory approvals.

      We were initially more successful than most station operators in obtaining some compensation for carriage of our signals in certain markets, mostly in the form of carriage of and payment for The Local Weather Station described below. Local station direct broadcast satellite service has now been initiated by one or both of the direct broadcast satellite carriers in Austin and Indianapolis and will be extended shortly to the Grand Rapids-Kalamazoo-Battle Creek and Hartford-New Haven markets. We have entered into carriage agreements with both operators providing compensation for carriage.

     Class A Low Power Television Stations.

      Low power broadcast television stations are licensed by the FCC to provide service to areas which are substantially smaller than those of full-power stations. They have been used primarily to extend the service areas of full-power stations and for many years licensed only on a basis that allowed them to be displaced by a full-power station that wanted to change its coverage area or by a new digital station. In addition, the low power stations did not have the right to convert to digital. As a result of legislation passed in 1999, however, low power stations which met certain eligibility criteria, such as carrying certain amounts of local and children’s educational programming, were granted additional protection and are known as Class A stations. Class A stations are largely protected against displacement by full-power stations and have the right to convert to digital transmissions. See “— Government Regulation — Digital Television.”

      We own or operate 28 low-power stations in several of our markets, of which 20 received Class A status. In three of our markets, we have been able to program multiple low power stations in a “network” covering the majority of the market and functioning like a full-power station. In Grand Rapids, Michigan, our low power network is affiliated with UPN and in Austin, Texas, with Univision’s Telefutura Network.

      Local Weather Station

      Since 1994, we have operated The Local Weather Station programming service which provides Doppler radar or local travel and aviation forecasts, weather trends and features. In some markets our Local Weather Station is distributed on cable systems, from which we receive monthly payments, a share of advertising revenues or other consideration, and in others it is distributed by means of subcarriers in the station signal or low power stations.

Stations

      The following table lists the stations operated by LIN Television, Sunrise and our joint venture partners, with information related to such stations, including the expiration dates of the FCC licenses for such stations and for stations that are affiliated with a network the expiration date of the related network affiliation agreement:

										No. of
										Commercial
										Stations in
		Channel		FCC License	Network Affiliation					Market
				Expiration			DMA	DMA TV HH	% of DMA
Market	Status(1)	Analog	Digital	Date(2)	Network	Expiration Date(3)	Rank(4)	(in 000s)(4)	TV HH(4)	VHF	UHF

LIN TELEVISION STATIONS
Indianapolis, IN
WISH-TV	O&O	8	9	8/01/2005	CBS	12/31/2005	25	1,013,290	0.96%	4	5
WIIH-LP (Satellite)	O&O	11	17	8/01/2005	CBS
Local Weather Station	O&O	Cable			n/a
Hartford-New Haven, CT
WTNH-TV	O&O	8	10	4/01/2007	ABC	9/04/2005	28	953,130	0.90%	2	6
WCTX-TV(5)	LMA	59	6	4/01/2007	UPN	1/15/2006
Grand Rapids-Kalamazoo-Battle Creek, MI
WOOD-TV	O&O	8	7	10/01/2005	NBC	12/31/2010	38	702,210	0.67%	3	5
WOTV-TV	O&O	41	20	10/01/2005	ABC	9/04/2005
WXSP-CA(6)	O&O	Various		10/01/2005	UPN	12/31/2005
WZPX-TV(7)	JSA	43	44	10/01/2005	PAX
Norfolk-Portsmouth-Newport News, VA
WAVY-TV	O&O	10	31	10/01/2004	NBC	12/31/2010	42	654,150	0.62%	3	5
WVBT-TV	O&O	43	29	10/01/2004	FOX	8/30/2008
WPXV-TV(7)	JSA	49	46	10/01/2004	PAX
Buffalo, NY
WIVB-TV	O&O	4	39	6/01/2007	CBS	12/31/2005	47	616,610	0.59%	3	5
WNLO-TV(8)	O&O	23	32	6/01/2007	IND
Austin, TX
KXAN-TV	O&O	36	21	8/01/2006	NBC	12/31/2010	54	555,840	0.53%	2	4
KXAM-TV (Satellite)(9)	O&O	14	27	8/01/2006	NBC	12/31/2010
KNVA-TV	LMA	54	49	8/01/2006	WB	12/31/2003
KBVO-CA	O&O	Various		8/01/2006	Telefutura
Low Power Network (10)	O&O	Various			n/a
Local Weather Station	O&O	Cable			n/a
Fort Wayne, IN
WANE-TV(11)	O&O	15	4	8/01/2005	CBS	12/31/2005	104	262,000	0.25%	0	5
Local Weather Station	O&O	Cable			n/a
Springfield-Holyoke, MA
WWLP-TV	O&O	22	11	4/01/2007	NBC	12/31/2005	105	254,020	0.24%	0	2
Lafayette, IN
WLFI-TV	O&O	18	11	8/01/2005	CBS	12/31/2007	190	57,190	0.05%	0	1
San Juan, Puerto Rico
WAPA-TV	O&O	4	27	2/01/2005	IND	—	—	1,222,115		5	2
WJPX-TV	O&O	24	21	2/01/2005	IND
WTIN-TV (13)	LMA	14	15	2/01/2005	IND
WNJX-TV (Satellite)(13)	O&O	22	23	2/01/2005	IND
WJWN-TV (Satellite)(13)	O&O	38	39	2/01/2005	IND
WKPV-TV (Satellite)(13)	O&O	20	19	2/01/2005	IND

										No. of
										Commercial
										Stations in
		Channel		FCC License	Network Affiliation					Market
				Expiration			DMA	DMA TV HH	% of DMA
Market	Status(1)	Analog	Digital	Date(2)	Network	Expiration Date(3)	Rank(4)	(in 000s)(4)	TV HH(4)	VHF	UHF

SUNRISE TELEVISION STATIONS
Providence, RI – New Bedford, MA
WPRI-TV	O&O	12	13	4/01/2007	CBS	6/30/2006	49	600,730	0.57%	3	3
WNAC-TV(14)	LMA	64	54	4/01/2007	FOX	8/31/1999
Dayton, OH
WDTN-TV	O&O	2	50	10/01/2005	ABC	8/29/2004	60	494,960	0.47%	2	4
Flint-Saginaw-Bay City, MI
WEYI-TV	O&O	25	30	10/01/2005	NBC	12/31/2010	64	453,740	0.43%	2	3
Toledo, OH
WUPW-TV	O&O	36	46	10/1/2005	FOX	10/11/2001	68	418,340	0.40%	2	3
Abilene-Sweetwater, TX
KRBC-TV	O&O	9	29	8/1/2006	NBC	7/31/2010	162	113,280	0.11%	2	3
San Angelo, TX
KACB-TV	O&O	3	16	8/01/2006	NBC	7/31/2010	199	50,640	0.05%	3	1
OPERATED BY WAND (TV) PARTNERSHIP
Champaign-Springfield-Decatur, IL
WAND-TV	JV	17	18	12/01/2005	ABC	9/04/2005	82	362,090	0.34%	1	4
Local Weather Station	JV	Cable			n/a
OPERATED BY BANKS BROADCASTING INC.
Wichita, KS
KWCV-TV	JV	33	31	6/01/2006	WB	6/30/2002	65	452,770	0.43%	3	3
Boise, ID
KNIN-TV	JV	9	10	10/01/2006	UPN	1/15/2006	121	219,560	0.21%	5	0
OPERATED UNDER NBC JOINT VENTURE
Dallas-Fort Worth, TX
KXAS-TV	JV	5	41	8/01/2006	NBC	—	7	2,201,170	2.09%	4	12
San Diego, CA
KNSD-TV	JV	39	40	12/01/2006	NBC	—	26	975,690	0.93%	4	5

(1)	“O&O” indicates stations we own and operate. “LMA” indicates stations to which we provide services under a local marketing agreement. “JV” indicates stations owned and operated by a joint venture to which we are a party. “JSA” indicates stations under joint services agreements pursuant to which we provide sales and operational support for which we receive commissions and certain fees. Unlike stations operated pursuant to a local marketing agreement, the licensee of a joint services agreement station provides its own programming.

(2)	Applications for renewal of FCC licenses must be filed with the FCC four months before the expiration date of the license. FCC regulations permit successive renewals of FCC licenses.

(3)	Network affiliation contracts are generally renewable by their terms for successive periods, unless notice of termination is provided in advance of its expiration date.

(4)	“DMA” indicates designated market area, “DMA TV HH” indicates designated market area television households and “% of DMA TV HH” indicates the percentage of designated market area television households. Designated market area rank, designated market area television households and percentage of designated market area television households estimates are taken from Nielsen Media Research Local Universe Estimates for the 2001-2002 Broadcast Season, August 23, 2001.

(5)	WBNE-TV changed call letters to WCTX-TV on January 1, 2001 and, on the same date, changed its network affiliation from the WB to UPN. We have signed an agreement to purchase WCTX-TV for approximately $1.2 million and are awaiting final FCC approval. We have agreed to exchange our digital television channel positions with Connecticut Public Broadcasting, Inc. subject to FCC approval. Upon FCC approval, WCTX-TV will broadcast its digital television signal on Channel 29.

(6)	We operate WOMS-LP, WOWD-LP, WOGC-LP, WOLP-LP, WOKZ-LP, WOBC-LP, and WOHO-LP, a collection of seven low power television stations, as one program service using the call letters WXSP-CA. WXSP-CA has an affiliation agreement with UPN.

(7)	We signed a joint sales agreement to provide management, technical and sales services to operate WZPX-TV in Battle Creek, Michigan, and WPXV-TV in Norfolk, Virginia. These two stations are owned by and will carry the network programming of Paxson.

(8)	WNLO-TV will become a UPN affiliate beginning January 1, 2003 with the affiliation agreement expiring on December 31, 2010.

(9)	Station KXAM-TV, Channel 14 in Llano, Texas, is operated as a satellite station of KXAN-TV to extend that station’s service area.

(10)	Low power television stations and satellite broadcasting facilities provide simultaneous broadcasts of network programming of the station serving the same market, unless a different network affiliation for the low power television station is indicated.

(11)	WANE-TV, in Fort Wayne, Indiana, has an application pending with the FCC to switch its digital television channel location from 4 to 31.

(12)	Puerto Rico television households estimates from Mediafax, Inc. Television Audience Measure for the Puerto Rico Television Market, January 2002.

(13)	WTIN-TV, WNJX-TV, WJWN-TV and WKPV-TV are currently programmed as satellite stations of WAPA-TV.

(14)	We have signed an agreement and filed an application with the FCC to sell the broadcast license and certain related assets of WNAC-TV, the FOX affiliate serving the Providence-New Bedford market to Super Towers, Inc. Following the sale of the license, we will operate WNAC-TV pursuant to a local marketing agreement. The sales price for the broadcast license for WNAC-TV is approximately $2.5 million.

     The following are descriptions of the stations we operate, their markets and our television competition:

WISH-TV (Indianapolis, Indiana)

      Station Profile. WISH-TV, a CBS affiliate, is the number one ranked station in the Indianapolis market. Its current affiliation agreement expires on December 31, 2005. The station broadcasts 38 hours of news per week and its late news is tied for first in the Indianapolis market. The station is currently broadcasting in both analog and digital.

      Market Overview. Indianapolis, Indiana is the twenty-fifth largest designated market area in the United States, with a population of approximately 2,513,000 and approximately 1,013,290 television households, representing 0.96% of total television households in the United States. Cable penetration in the Indianapolis market is estimated at 64%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WISH-TV	Indianapolis	VHF	CBS	LIN Television	16	14	16	15	15	13	15	16	17
Other:
WTTV-TV	Bloomington	VHF	WB	Sinclair Bcst Group	5	4	5	6	6	6	8	7	8
WRTV-TV	Indianapolis	VHF	ABC	McGraw-Hill Bcstg	8	9	9	8	10	9	11	11	10
WTHR-TV	Indianapolis	VHF	NBC	Dispatch Printing Co	14	12	15	14	13	10	15	13	13
WNDY-TV	Marion	UHF	UPN	CBS TV Stations	3	4	4	4	4	3	4	4	3
WXIN-TV	Indianapolis	UHF	FOX	Tribune Bcstg Co	8	5	7	7	6	6	6	7	7
WIPX-TV	Bloomington	UHF	PAX	Paxson Comm Corp	—	—	—	—	1	1	—	1	—
WTTK-TV	Kokomo	UHF	WB	Sinclair Bcst Group	—	—	—	—	—	—	—	—	—

WTNH-TV and WCTX-TV (Hartford-New Haven, Connecticut)

      Station Profiles. WTNH-TV, an ABC affiliate, is the number three ranked station in the Hartford-New Haven market. Its current affiliation agreement expires on September 4, 2005. The station broadcasts 25 hours of news per week, and its late news is ranked third in the Hartford-New Haven market. The station is currently broadcasting in both analog and digital.

      We operate WCTX-TV, a station operated pursuant to a local marketing agreement in the Hartford-New Haven, market, from the WTNH-TV television studio and office facility. WCTX-TV changed its network affiliation from the WB to UPN on January 1, 2001. Its current affiliation agreement expires on January 15, 2006. The station broadcasts 4 hours of news per week.

      Market Overview. Hartford-New Haven, Connecticut is the twenty-eighth largest designated market area in the United States, with a population of approximately 2,450,000 and approximately 953,130 television households, representing 0.90% of total television households in the United States. Cable penetration in the Hartford-New Haven market is estimated at 88%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WTNH-TV	New Haven	VHF	ABC	LIN Television	9	9	10	10	10	10	12	12	13
WCTX-TV	New Haven	UHF	UPN	LIN Television	2	3	3	2	2	2	2	3	3
Other:
WFSB-TV	Hartford	VHF	CBS	Meredith Corp	14	13	14	14	15	14	15	16	15
WUVN-TV	Hartford	UHF	UNI	Entravision Holdings	—	—	—	—	—	—	—	—	—
WTXX-TV	Waterbury	UHF	WB	Tribune Bcstg Co	2	2	2	3	2	2	3	3	2
WHPX-TV	New London	UHF	PAX	Paxson Comm Corp	—	—	—	1	—	—	—	—	—
WVIT-TV	New Britain	UHF	NBC	NBC/GE	12	10	12	11	12	10	12	11	11
WTIC-TV	Hartford	UHF	FOX	Tribune Bcstg Co	8	6	7	7	7	6	7	7	8

WOOD-TV, WOTV-TV, WXSP-CA, and WZPX-TV (Grand Rapids-Kalamazoo-Battle Creek, Michigan)

      Station Profiles. WOOD-TV, an NBC affiliate, is the number one ranked station in the Grand Rapids-Kalamazoo-Battle Creek market. Its current affiliation agreement expires on December 31, 2010. The station broadcasts 32 hours of news per week and its late news is ranked number one in the Grand Rapids-Kalamazoo-Battle Creek market. The station is currently broadcasting in both analog and digital.

      We operate WOTV-TV in the Battle Creek market from the WOOD-TV television studio and office facility in Grand Rapids. WOTV-TV maintains a stand-alone sales and news operation located in Battle Creek. The station is affiliated with ABC under an affiliation agreement that expires on September 4, 2005. The station broadcasts 12 hours of news per week.

      In May 2000, we launched WOMS-LP, WOWD-LP, WOGC-LP, WOLP-LP, WOKZ-LP, WOBC-LP, and WOHO-LP, a collection of seven low power television stations as one program service using the call letters WXSP-CA. WXSP-CA has an affiliation agreement with UPN that expires on December 31, 2005. These stations broadcast from the WOOD-TV television studio facility.

      In April 2001, we signed a joint sales agreement to provide technical and sales services to operate WZPX-TV in Battle Creek, Michigan from the WOOD-TV television studio facility. This station is owned by and will carry the network programming of Paxson and will also carry the WB programming during parts of the day.

      Market Overview. Grand Rapids-Kalamazoo-Battle Creek, Michigan is the thirty-eighth largest designated market area in the United States, with a population of approximately 1,869,000 and approximately 702,210 television households representing 0.67% of total television households in the United States. Cable penetration in the Grand Rapids-Kalamazoo-Battle Creek market is estimated at 62%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WOOD-TV	Grand Rapids	VHF	NBC	LIN Television	15	13	15	14	15	12	15	15	15
WOTV-TV	Battle Creek	UHF	ABC	LIN Television	4	4	5	4	6	5	6	5	5
WXSP-CA	Grand Rapids	UHF	UPN	LIN Television	—	—	—	—	—	—	—	—	—
WZPX-TV	Battle Creek	UHF	PAX	Paxson Comm Corp	—	—	—	—	—	—	—	—	—
Other:
WWMT-TV	Kalamazoo	VHF	CBS	Freedom Comm Inc	14	15	16	16	14	16	17	16	16
WZZM-TV	Grand Rapids	VHF	ABC	Gannett Co Inc	11	11	11	12	12	12	13	13	13
WXMI-TV	Grand Rapids	UHF	FOX	Tribune Bcstg Co	10	6	7	8	8	6	7	7	9

WAVY-TV, WVBT-TV and WPXV-TV (Norfolk-Portsmouth-Newport News, Virginia)

      Station Profiles. WAVY-TV, an NBC affiliate, is tied for the number one ranked station in the Norfolk-Portsmouth-Newport News market. Its current affiliation agreement expires on December 31, 2010. The station broadcasts 32 hours of news per week, and its late news is ranked number one in the Norfolk-Portsmouth-Newport News market. The station is currently broadcasting in both analog and digital.

      We operate WVBT-TV in the Norfolk-Portsmouth-Newport News market, from the WAVY-TV television studio and office facility. WVBT-TV is affiliated with FOX under an affiliation agreement that expires on August 30, 2008. The station broadcasts 7 hours of news per week.

      In April 2001, we signed a joint sales agreement to provide management, technical and sales services to operate WPXV-TV in the Norfolk-Portsmouth-Newport News market. The station is owned by, and will carry the network programming of, PAX.

      Market Overview. Norfolk-Portsmouth-Newport News, Virginia is the forty-second largest designated market area in the United States, with a population of approximately 1,752,000 and approximately 654,150 television households representing 0.62% of total television households in the United States. Cable penetration in the Norfolk-Portsmouth-Newport News market is estimated at 77%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WAVY-TV	Portsmouth	VHF	NBC	LIN Television	11	10	13	12	12	9	12	12	12
WVBT-TV	Virginia Beach	UHF	FOX	LIN Television	6	4	4	5	5	3	4	4	6
WPXV-TV	Norfolk	UHF	PAX	Paxson Comm Corp	—	—	—	—	—	—	—	—	—
Other:
WTKR-TV	Norfolk	VHF	CBS	New York Times Co	11	10	12	12	12	12	11	13	14
WVEC-TV	Hampton	VHF	ABC	Belo Corp	10	10	11	11	11	10	11	12	12
WGNT-TV	Portsmouth	UHF	UPN	CBS TV Stations Div	7	7	7	8	8	7	8	10	9
WTVZ-TV	Norfolk	UHF	WB	Sinclair Bcst Group	5	4	5	5	5	5	6	6	5

WIVB-TV and WNLO-TV (Buffalo, New York)

      Station Profiles. WIVB-TV, a CBS affiliate, is the number one ranked station in the Buffalo market. Its current affiliation agreement expires on December 31, 2005. The station broadcasts 28 hours of news per week and its late news is ranked number one in the Buffalo market. The station is currently broadcasting in analog and is expected to broadcast in digital in 2002.

      On July 25, 2001, we acquired the broadcast license and operating assets of WNLO-TV (formerly called WNEQ-TV), an independent broadcast television station. We operate WNLO-TV from the WIVB-TV television studio and office facility. WNLO-TV has signed a network affiliation agreement with UPN that will become effective January 1, 2003 and expire on December 31, 2010. The station broadcasts 16 hours of news per week.

      Market Overview. Buffalo, New York is the forty-seventh largest designated market area in the United States, with a population of approximately 1,623,000 and approximately 616,610 television households, representing 0.59% of total television households in the United States. Cable penetration in the Buffalo market is estimated at 77%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WIVB-TV	Buffalo	VHF	CBS	LIN Television	15	13	14	15	16	11	13	17	20
WNLO-TV	Buffalo	UHF	IND	LIN Television	1	1	1	—	—	—	—	—	—
Other:
WGRZ-TV	Buffalo	VHF	NBC	Gannett Co Inc	11	9	11	10	11	9	11	11	11
WKBW-TV	Buffalo	VHF	ABC	Granite Bcstg Corp	12	11	14	13	14	14	16	22	19
WUTV-TV	Buffalo	UHF	FOX	Sinclair Bcst Group	7	5	6	6	6	5	6	5	7
WNYO-TV	Buffalo	UHF	WB	Sinclair Bcst Group	4	4	4	4	4	5	5	3	4
WPXJ-TV	Batavia	UHF	PAX	Paxson Comm Corp	—	—	—	—	—	—	—	—	—
WNGS-TV	Springville	UHF	UPN	Powley, Caroline K	—	—	—	—	—	—	—	—	—

KXAN-TV, KXAM-TV, KNVA-TV and KBVO-CA (Austin, Texas)

      Station Profiles. KXAN-TV, an NBC affiliate, is the third ranked station in the Austin market. Its current affiliation agreement expires on December 31, 2010. The station broadcasts 20 hours of news per week, and its late news is ranked number one in the Austin market. The station is currently broadcasting in both analog and digital.

      We operate KXAM-TV, a satellite station in the Austin market, from the KXAN-TV television studio and office facility. As a satellite television station, KXAM-TV retransmits KXAN-TV’s television signal.

      We operate KNVA-TV, a local marketing agreement station in the Austin market, from the KXAN-TV television studio and office facility. KNVA-TV has been affiliated with the WB since 1994, and its current affiliation agreement expires December 31, 2003.

      In January 2002 we launched KBVO-CA, KHPB-LP, KHPX-LP, KGPG-LP, KHPZ-LP, KHPL-LP and KHPM-LP, a collection of seven low power television stations as one program service using the call letters KBVO-CA. KBVO-CA carries the recently launched Spanish-speaking network Telefutura, programmed by Univision. The percentage of Spanish-speaking population in Austin is 25.6%.

      Market Overview. Austin, Texas is the fifty-fourth largest designated market area in the United States, with a population of approximately 1,243,000 and approximately 555,840 television households, representing 0.53% of total television households in the United States. Cable penetration in the Austin market is estimated at 66%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
KXAN-TV	Austin	UHF	NBC	LIN Television	11	10	13	16	14	12	15	15	14
KXAM-TV	Llano	UHF	NBC	LIN Television	—	—	—	—	—	—	—	—	—
KNVA-TV	Austin	UHF	WB	54 Bcstg. Inc	6	6	6	5	4	5	6	5	5
KBVO-CA	Austin	UHF	Telefutura	LIN Television	—	—	—	—	—	—	—	—	—
Other:
KTBC-TV	Austin	VHF	FOX	FOX Television	15	11	12	11	10	10	11	11	13
KVUE-TV	Austin	UHF	ABC	Belo Corp	12	10	10	13	16	13	15	15	17
KEYE-TV	Austin	UHF	CBS	CBS TV Station Div	8	8	9	12	11	10	11	11	12
K13VC	Austin	VHF	IND	FOX Television	—	—	—	—	—	—	—	—	—

WANE-TV (Fort Wayne, Indiana)

      Station Profile. WANE-TV, a CBS affiliate, is the number one ranked station in the Fort Wayne market. Its current affiliation agreement expires on December 31, 2005. The station broadcasts 26 hours of news per week, and its late news is ranked number two in the Fort Wayne market.

      Market Overview. Fort Wayne, Indiana is the hundred and fourth largest designated market area in the United States, with a population of approximately 668,000 and approximately 262,000 television households, representing 0.25% of total television households in the United States. Cable penetration in the Fort Wayne market is estimated at 55%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WANE-TV	Fort Wayne	UHF	CBS	LIN Television	17	15	16	17	17	16	17	20	20
Other:
WPTA-TV	Fort Wayne	UHF	ABC	Granite Bcstg Corp	15	16	15	15	17	15	19	18	17
WKJG-TV	Fort Wayne	UHF	NBC	Cloutier Trust	13	11	13	13	13	11	14	14	13
WFFT-TV	Fort Wayne	UHF	FOX	Quorum Bcstg Co	7	5	7	8	6	6	6	7	8

WWLP-TV (Springfield-Holyoke, Massachusetts)

      Station Profile. We acquired WWLP-TV in 2000. WWLP-TV, an NBC affiliate, is the number one ranked station in the two-station Springfield-Holyoke market. Its current affiliation agreement expires on December 31, 2005. The station broadcasts 27 hours of news per week, and its late news is ranked number one in the Springfield-Holyoke market.

      Market Overview. Springfield-Holyoke, Massachusetts is the one hundred and fifth largest designated market area in the United States, with a population of approximately 658,000 and approximately 254,020 television households, representing 0.24% of total television households in the United States. Cable penetration in the Springfield-Holyoke market is estimated at 85%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WWLP-TV	Springfield	UHF	NBC	LIN Television	19	17	18	17	18	17	17	18	19
Other:
WGGB-TV	Springfield	UHF	ABC	Sinclair Bcst Group	11	12	14	14	14	14	16	17	14

WLFI-TV (Lafayette, Indiana)

      Station Profile. We acquired WLFI-TV, a CBS affiliate, in April 2000. The Lafayette market is a one-station market and its current affiliation agreement expires on December 31, 2007. The station broadcasts 19 hours of news per week.

      After we acquired WLFI-TV, we consolidated WLFI-TV’s technical and administrative operations with the WISH-TV studio facilities in Indianapolis. WLFI-TV maintains separate news and sales operations in Lafayette.

      Market Overview. Lafayette, Indiana is the one hundred and ninetieth largest designated market area in the United States, with a population of approximately 150,000 and approximately 57,190 television households, representing 0.05% of total television households in the United States. Cable penetration in the Lafayette market is estimated at 75%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WLFI-TV	Lafayette	UHF	CBS	LIN Television	18	19	21	23	20	17	20	24	23

WAPA-TV (San Juan, Puerto Rico)

      Station Profile. WAPA-TV is the second ranked station in Puerto Rico. The station has no network affiliation. The station acquires syndicated programming primarily from South America, Mexico and the United States. In addition, the station produces 21.5 hours per week of entertainment programming in its studios and produces 25 hours of news programming per week. The station is the first station in Puerto Rico to install a Doppler Weather Satellite radar in support of its news programming.

      Due to the mountainous terrain of Puerto Rico, we own and operate WNJX-TV, a television station in Mayaguez, Puerto Rico and operate a local marketing agreement station, WTIN-TV, a television station in Ponce, Puerto Rico. These stations re-broadcast the television signal of WAPA-TV.

      On August 2, 2001, we acquired the broadcast license and operating assets of WJPX-TV, an independent television station in San Juan, Puerto Rico, WKPV-TV, an independent television station in Ponce, Puerto Rico and WJWN-TV, an independent television station in San Sebastian, Puerto Rico. WKPV-TV and WJWN-TV currently rebroadcast the programming carried on WJPX-TV.

      Market Overview. Puerto Rico has a population of approximately 3,808,610 and approximately 1,222,115 television households. Based on its population, Puerto Rico would have been the twentieth largest designated market area in the continental United States. Cable penetration in the Puerto Rico market is estimated at 29%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

LIN Television:
WAPA-TV	San Juan	VHF	IND	LIN Television	29	29	30	30	29	29	29	30	28
WJPX-TV	San Juan	UHF	IND	LIN Television	—	—	—	—	—	—	—	—	—
WTIN-TV (LMA)	Ponce	UHF	IND	Nicolau, Laura	—	—	—	—	—	—	—	—	—
WNJX-TV (Satellite)	Mayaguez	UHF	IND	LIN Television	—	—	—	—	—	—	—	—	—
WKPV-TV (Satellite)	Ponce	UHF	IND	LIN Television	—	—	—	—	—	—	—	—	—
WJWN-TV (Satellite)	San Sebastian	UHF	IND	LIN Television	—	—	—	—	—	—	—	—	—
Other:
WKAQ-TV(1)(2)	San Juan	VHF	IND	Telemundo	34	37	37	35	32	33	33	31	32
WORA-TV	Mayaguez	VHF	IND	Telecinco Inc	—	—	—	—	—	—	—	—	—
WSTE-TV	Ponce	VHF	IND	Ch 7 WSTE	2	2	2	2	1	2	2	3	1
WLII-TV(2)(3)	Caguas	VHF	IND	Raycom	24	20	22	23	26	24	24	26	27
WOLE-TV	Aguadilla	VHF	IND	Du Art Film Labs	—	—	—	—	—	—	—	—	—
WPRV-TV	Fajardo	VHF	FOX	Catholic Church	—	—	—	—	—	—	—	—	—
WAVB-TV	San Juan	UHF	NBC	Esperanza TV	—	—	—	—	—	—	—	—	—
WSJU-TV	San Juan	UHF	IND	Aerco Bcstg	—	—	—	—	—	—	—	—	—
WVEO-TV	Aguadilla	UHF	IND	Esperanza TV	—	—	—	—	—	—	—	—	—
WCCV-TV	Arecibo	UHF	UNI	Asociacion Evangel	—	—	—	—	—	—	—	—	—
WECN-TV	Naranjito	UHF	IND	Pegasus Comm	—	—	—	—	—	—	—	—	—
WVSN-TV	Humacao	UHF	IND	Asociacion Evangel	—	—	—	—	—	—	—	—	—
WSUR-TV(3)	Ponce	VHF	IND	Raycom	—	—	—	—	—	—	—	—	—
WVOZ-TV	Ponce	UHF	IND	Esperanza TV	—	—	—	—	—	—	—	—	—

(1)	NBC has a purchase agreement with Telemundo to acquire this station as a part of the Telemundo acquisition.

(2)	Each of these stations has satellite stations that broadcast their signal throughout Puerto Rico.

(3)	Univision is currently operating this station and has a purchase agreement to acquire the station.

Sunrise Stations

      The following are descriptions of the stations currently operated by Sunrise and for which LIN Television provides management services.

WPRI-TV and WNAC-TV (Providence, Rhode Island – New Bedford, Massachusetts)

      Station Profiles. Sunrise acquired WPRI-TV in 2001. WPRI-TV, a CBS affiliate, is the number two ranked station in the Providence-New Bedford market. Its current affiliation agreement expires on June 30, 2006. The station broadcasts 19.5 hours of news per week, and its late news is ranked second in the Providence-New Bedford market.

      Although we own the FCC license and certain other assets of WNAC-TV, Sunrise operates WNAC-TV under a local marketing agreement with us. Sunrise operates WNAC-TV from the WPRI-TV television studio and office facility. WNAC-TV is affiliated with FOX and it is currently operating without an affiliation agreement. The station broadcasts 3.5 hours of news per week. We have signed an agreement and filed an application with the FCC to sell the broadcast license and certain related assets of WNAC-TV to a third party. See “The Transactions — The Sunrise Acquisition and Related Dispositions.”

      Market Overview. The Providence-New Bedford market is the forty-ninth largest designated market area in the United States, with a population of approximately 1,514,000 and approximately 600,730 television households, representing 0.57% of total television households in the United States. Cable penetration in the Providence-New Bedford market is estimated at 79%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

Sunrise:
WPRI-TV	Providence	VHF	CBS	STC Broadcasting	12	10	12	11	11	10	11	11	12
WNAC-TV	Providence	UHF	FOX	LIN Television	6	4	4	4	4	5	5	5	5
Other:
WLNE-TV	New Bedford	VHF	ABC	Freedom Comm Inc	6	6	7	7	8	7	9	9	8
WJAR-TV	Providence	VHF	NBC	NBC/GE	17	14	17	16	17	15	16	16	18
WLWC-TV	New Bedford	UHF	UPN/WB	CBS TV Stations Div	4	2	3	4	3	3	3	4	3
WPXQ-TV	Block Island	UHF	PAX	Offshore Bcstg Corp	1	—	—	1	1	1	—	—	1

WDTN-TV (Dayton, Ohio)

      Station Profile. WDTN-TV, an ABC affiliate, is tied as the second ranked station in the Dayton market. Its current affiliation agreement expires on August 29, 2004. The station broadcasts 24.5 hours of news per week, and its late news is ranked second in the Dayton market.

      Market Overview. Dayton is the sixtieth largest designated market area in the United States, with a population of 1,351,000 and approximately 494,960 television households, representing 0.47% of total households in the United States. Cable penetration in the Dayton market is 71%.

					Share Summary 9AM to Midnight (%)
	City of
Station	License	VHF or UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

Sunrise:
WDTN-TV	Dayton	VHF	ABC	STC Broadcasting Inc	8	11	11	12	12	12	16	15	15
Other:
WHIO-TV	Dayton	VHF	CBS	Cox Broadcasting	18	25	27	25	23	23	25	25	23
WKEF-TV	Dayton	UHF	NBC	Sinclair Bcst Group	8	7	9	9	10	7	9	8	9
WBDT-TV	Springfield	UHF	WB/UPN	Acme Television LLC	4	2	2	3	2	2	2	2	—
WRGT-TV	Dayton	UHF	FOX	Glencairn Ltd	8	4	6	6	6	5	5	5	6

WEYI-TV (Flint-Saginaw-Bay City, Michigan)

      Station Profile. WEYI-TV, an NBC affiliate, is the third ranked station in the Flint-Saginaw-Bay City market. Its current affiliation agreement expires on December 31, 2010. The station broadcasts 12 hours of news per week, and its late news is ranked third in the Flint-Saginaw-Bay City market.

      Market Overview. Flint-Saginaw-Bay City is the sixty-fourth largest designated market area in the United States, with a population of 1,195,000 and approximately 453,740 television households, representing 0.43% of total households in the United States. Cable penetration in the Flint-Saginaw-Bay City market is 65%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

Sunrise:
WEYI-TV	Saginaw	UHF	NBC	STC Broadcasting Inc	9	8	10	9	9	8	10	10	10
Other:
WNEM-TV	Bay City	VHF	CBS	Meredith Corp	14	15	16	16	15	15	16	17	15
WJRT-TV	Flint	VHF	ABC	ABC Inc	17	16	20	17	19	18	21	20	22
WSMH-TV	Flint	UHF	FOX	Sinclair Bcst Group	7	4	6	6	7	5	5	6	7

WUPW-TV (Toledo, Ohio)

      Station Profile. WUPW-TV, a FOX affiliate, is the fourth ranked station in the Toledo market and is currently operating without an affiliation agreement. The station broadcasts 6 hours of news per week, and its late news is ranked fourth in the Toledo, Ohio market.

      Market Overview. Toledo is the sixty-eighth largest designated market area in the United States, with a population of 1,107,000 and approximately 418,340 television households, representing 0.40% of total households in the United States. Cable penetration in the Toledo market is 70%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

Sunrise:
WUPW-TV	Toledo	UHF	FOX	STC Broadcasting Inc	6	5	6	7	6	6	6	6	8
Other:
WTOL-TV	Toledo	VHF	CBS	Cosmos Bcstg	21	21	22	21	21	19	22	24	22
WTVG-TV	Toledo	VHF	ABC	ABC Inc	14	13	15	14	16	15	16	16	17
WNWO-TV	Toledo	UHF	NBC	Raycom Media Inc	10	8	10	10	10	9	11	10	10

KRBC-TV (Abilene-Sweetwater, Texas)

      Station Profile. KRBC-TV, an NBC affiliate, is the third ranked station in the Abilene-Sweetwater market. Its current affiliation agreement expires on July 31, 2010. The station broadcasts 11 hours of news per week, and its late news is ranked third in the Abilene-Sweetwater market.

      Market Overview. Abilene-Sweetwater is the one hundred and sixty-second largest designated market area in the United States, with a population of 308,000 and approximately 113,280 television households, representing 0.11% of total households in the United States. Cable penetration in the Abilene-Sweetwater market is 67%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

Sunrise:
KRBC-TV	Abilene	VHF	NBC	STC Broadcasting Inc	10	8	12	11	11	9	11	11	12
Other:
KTXS-TV	Sweetwater	VHF	ABC	Lamco Communications	14	13	13	14	14	13	14	16	14
KXVA-TV	Abilene	UHF	FOX	Star Broadcasting	6	3	3	3	—	—	—	—	—
KTAB-TV	Abilene	UHF	CBS	Nexstar Bcstg Group	17	16	19	18	18	15	20	21	20
KIDZ-LP	Abilene	UHF	UPN/PAX	Sage Bcstg Corp	1	2	—	—	4	4	4	3	5

KACB-TV (San Angelo, Texas)

      Station Profile. KACB-TV, an NBC affiliate, is the third ranked station in the San Angelo market. Its current affiliation agreement expires on July 31, 2010. The station broadcasts 6 hours of news per week, and its late news is ranked second in the San Angelo market.

      Market Overview. San Angelo is the one hundred and ninety-ninth largest designated market area in the United States, with a population of 144,000 and approximately 50,640 television households, representing 0.05% of total households in the United States. Cable penetration in the San Angelo market is 76%.

		VHF			Share Summary 9AM to Midnight (%)
	City of	or
Station	License	UHF	Network	Owner	Nov-01	Jul-01	May-01	Feb-01	Nov-00	Jul-00	May-00	Feb-00	Nov-99

Sunrise:
KACB-TV	San Angelo	VHF	NBC	STC Broadcasting Inc	8	7	8	8	8	7	9	7	8
Other:
KIDY-TV	San Angelo	VHF	FOX/UPN	Sage Bcstg Corp	9	4	5	6	7	6	6	6	9
KLST-TV	San Angelo	VHF	CBS	Jewell TV Corp	23	25	25	24	23	22	25	24	24
KTXE-LP	San Angelo	UHF	ABC	Lamco Communications	5	4	5	5	5	4	7	6	7

North Dakota Stations

      Sunrise has entered into an agreement to dispose of its North Dakota stations. If this transaction is not consummated, we will continue to own and operate these stations.

Network Affiliations

      Of the stations we operate, currently 24 of such stations are affiliated with a network pursuant to an affiliation agreement. We currently have affiliation agreements with all six major networks. Network affiliation agreements generally give stations both the exclusive right and, subject to certain limited preemption rights, the obligation to carry the networks’ programming and the network advertising within it. The affiliates receive the ability to sell some of the time within and around the network programs, as well as preserving local time periods which they program and for they retain all advertising revenues.

      Our affiliation agreements have terms of up to 10 years, with scheduled expiration dates ranging from June 30, 2002 to December 31, 2010. See “— Stations” above, for a chart listing the expiration dates of each of our network affiliation agreements. In addition, each affiliation agreement is automatically renewed for successive terms subject to either party’s right to terminate the agreement at the end of any term after giving proper notice thereof. Our network affiliation agreements are subject to earlier termination by the networks under specified circumstances, including as a result of a change of control of our affiliated stations, which would generally result upon the acquisition of 50% of our voting power. In the event that affiliates of Hicks Muse elect to convert the shares of class B common stock held by them into shares of either class A common stock or class C common stock, such conversion may result in Hicks Muse and its affiliates acquiring more than 50% of our voting power and, thus, may result in a change of control of our stations with network affiliation agreements. In addition, we must obtain approvals with respect to the network affiliation agreements for all of Sunrise’s stations in connection with the Sunrise acquisition and Sunrise is currently in negotiations with FOX with respect to two expired affiliation agreements. For further information, see “Risk Factors — The loss of network affiliation agreements could materially and adversely affect our results of operations.”

Government Regulation

     Overview

      The ownership, operation and sale of television stations are subject to the jurisdiction of the FCC by authority granted it under the Communications Act. Matters subject to FCC oversight include, but are not limited to:

•	the assignment of frequency bands of broadcast television;

•	the approval of a television station’s frequency, location and operating power;

•	the issuance, renewal, revocation or modification of a television station’s FCC license;

•	the approval of changes in the ownership or control of a television station’s licensee;

•	the regulation of equipment used by television stations; and

•	the adoption and implementation of regulations and policies concerning the ownership and operation of television stations.

      The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the Communications Act and the FCC’s rules and regulations.

License Renewal, Assignments and Transfer

      Television broadcast licenses are granted for a maximum term of eight years and are subject to renewal upon application to the FCC. The FCC prohibits the assignment of a license or the transfer of control of a broadcast licensee without prior FCC approval. In determining whether to grant or renew a broadcast license, the FCC considers a number of factors pertaining to the applicant, including compliance with a variety of ownership limitations and compliance with character and technical standards. During certain limited periods when a renewal application is pending, petitions to deny a license renewal may be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold evidentiary, trial-type hearings on renewal applications if a petition to deny renewal of such license raises a substantial and material question of fact as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. The FCC must grant the renewal application if, after notice and opportunity for a hearing, it finds that the incumbent has served the public interest and has not committed any serious violation of FCC requirements. If the incumbent fails to meet that standard, and if it does not show other mitigating factors warranting a lesser sanction, the FCC has authority to deny the renewal application and consider a competing application.

     Multiple- and Cross-Ownership Rules

      On a national level, the FCC rules generally prevent an entity or individual from having an “attributable” interest in television stations with an aggregate audience reach in excess of 35% of all U.S. households. For this purpose only 50% of the television households in a market are counted towards the 35% national restriction if the station is a UHF station. The percentage of television homes that our stations reach is well below the 35% national limit. The United States Court of Appeals for the District of Columbia Circuit recently ruled that a decision by the FCC last year to retain the 35% national broadcast ownership audience reach limit was arbitrary and capricious because the FCC failed to adequately justify its decision. The court remanded the case to the FCC to determine whether the national limit should be eliminated, modified or retained. On April 19, 2002, the FCC filed a petition for rehearing or rehearing en banc with the United States Court of Appeals for the District of Columbia Circuit seeking reconsideration of the Court’s decision regarding the 35% ownership rule and cable/broadcast cross-ownership rules. In particular, the FCC has asked the Court to reconsider its interpretation of the provision of the Telecommunications Act that requires the FCC to review its ownership rules biennially. Pending the resolution of these proceedings and possible further FCC review, the 35% ownership rule will remain in place. The court also vacated a separate rule which effectively prohibited ownership of a cable system and a broadcast television station in the same local market. In addition, the court ruled that the provision of the Telecommunications Act requiring the FCC to revisit its ownership rules every two years places the burden on the FCC to justify the retention of each such ownership rule, including not just the national cap and cable cross ownership rule but the duopoly and newspaper-broadcast cross ownership rules. The FCC is expected to initiate another such biennial rulemaking later this year. It is unclear how, if at all, the court decision will affect the outcome of that rulemaking.

      On the local level, the FCC’s “duopoly” rule generally prohibits or restricts attributable interests in two or more television stations in the same local market. The FCC significantly relaxed the duopoly rule to permit ownership of two television stations in a local market under certain circumstances, primarily where a party is seeking to combine two stations where at least one of the stations is not among the top four in audience and there are at least eight post-merger independently owned television operations. Waivers of the rule are also available where one of the stations has failed or is either failing or unbuilt. The FCC also determined that television local marketing agreements were equivalent to ownership for purposes of the local ownership rules and thus permissible only where ownership was permissible. The FCC grandfathered otherwise ineligible television local marketing agreements entered into prior to November 5, 1996, until at least after the conclusion of a rulemaking that it anticipates initiating no sooner than 2004, examining whether it would be in the public interest to permit such combinations to continue. The FCC permitted the free transferability of grandfathered local marketing agreements during the grandfather period but held that dual licenses may be transferred only where the two-station combination continues to qualify under the revised duopoly rule. The United States Court of Appeals for the District of Columbia Circuit recently found the revised duopoly rule to be arbitrary and capricious and remanded it to the Commission because the Commission had failed to justify excluding other media, such as cable, newspapers and radio, as possible competing “voices” in assessing the competitiveness and diversity of local markets. The court also vacated the rule effectively prohibiting the common ownership of cable systems and television stations in the same local markets. These decisions may still be the subject of further judicial proceedings and Commission review and there can be no assurance as to the outcome. In the interim the duopoly rule will remain in effect.

      We recently acquired two of the stations with which we operated stations through a local marketing agreement. The markets, Grand Rapids-Kalamazoo-Battle Creek and Norfolk-Portsmouth-Newport News, satisfied the requirement for a sufficient number of post-merger independently owned television stations and did not require waivers of the duopoly rule for conversion to ownership or subsequent transferability. The station in New Haven, which is operated through an local marketing agreement, applied for and was granted an unbuilt station duopoly waiver. A petition for reconsideration filed by a competing station was recently withdrawn and we anticipate closing on the transaction shortly after the order granting that withdrawal becomes final. A subsequent transfer of the duopoly in New Haven may require a waiver if no additional independent stations initiate operations. Eligibility for a waiver may depend upon the stations’ future performance. We believe that the grandfathered Austin local marketing agreement may also be eligible for a waiver of the duopoly rule. In the event that the FCC determines otherwise, we have the right to assign our purchase option to a third party and we believe we can arrange a suitable disposition, including alternative non-attributable operating arrangements with such a party, such as a more limited programming and services agreement or joint sales agreement, which will not be materially less favorable to us than the current local marketing agreement. However, the rules may not be implemented or interpreted in such a manner.

      The FCC generally applies its ownership limits only to “attributable” interests held by an individual, corporation, partnership or other association. In the case of corporations holding broadcast licenses, the interest of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation’s voting stock, or 20% or more of such stock in the case of insurance companies, mutual funds, bank trust departments and certain other passive investors that are holding stock for investment purposes only, are generally deemed to be attributable, as are positions as an officer or director of a corporate parent of a broadcast licensee. Debt and non-voting stock are generally nonattributable interests. Moreover, pending completion of a court-ordered rulemaking, the FCC recently restored an exemption to attribution of voting stock in any entity which has a single shareholder with more than 50% of that entity’s voting stock. In any event, the holder of an otherwise nonattributable stock or debt interest in a licensee which is in excess of 33% of the total assets of the licensee (debt plus equity) will nonetheless be attributable where the holder is either a major program supplier to that licensee or the holder has an attributable interest in another broadcast station, cable system or newspaper in the same market. While intending to provide licensees and investors with clear attribution standards, the FCC has stated that it reserves the authority, in an appropriate case, to declare as being attributable an unusual combination of otherwise nonattributable interests.

      The FCC also limits the combined local ownership of a newspaper and a broadcast station and of a cable television system and a broadcast television station. In addition, it limits the number of radio stations that may be co-owned with a television station serving the same area.

      Because of these multiple and cross-ownership rules, any person or entity that acquires an attributable interest in us may violate the FCC’s rules if that purchaser also has an attributable interest in other television or radio stations, or in daily newspapers or cable systems, depending on the number and location of those radio or television stations, daily newspapers, or cable systems. Such person or entity also may be restricted in the companies in which it may invest to the extent that those investments give rise to an attributable interest. If the holder of an attributable interest violates any of these ownership rules or if a proposed acquisition by us would cause such a violation, we may be unable to obtain from the FCC one or more authorizations needed to conduct its television station business and may be unable to obtain FCC consents for certain future acquisitions.

     Alien Ownership

      The Communications Act restricts the ability of foreign entities or individuals to own or vote certain interests in broadcast licenses. No license may be held by a corporation more than 20% of which is owned by a foreign corporation or non-U.S. citizen. Also, no corporation may hold the capital stock of another corporation holding a broadcast license if more than 25% of the capital stock of such parent corporation is owned by a foreign corporation or non-U.S. citizen absent specific FCC authorization.

     Programming and Operation

      The Communications Act requires broadcasters to serve the “public interest.” Since the early 1980s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. Broadcast station licensees continue, however, to be required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station’s programming may be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed, and generally may be considered by the FCC, at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, children’s television programming, political advertising, sponsorship identifications, contest and lottery advertising, obscene and indecent broadcasts, programming rating guidelines and technical operations. Also, commercial time is limited to 10.5 minutes per hour on weekends and 12 minutes per hour on weekdays for programs originally produced and broadcast primarily for an audience of children 12 years of age and younger. The FCC’s rules implementing the Children’s Television Act of 1990 require television stations to present programming specifically directed to the educational and informational needs of children. The FCC has also adopted standards for the exposure of the public and workers to potentially harmful radio frequency radiation emitted by broadcast station transmitting facilities.

      In the past, the FCC oversaw compliance with its own equal employment opportunity outreach rules, and related reporting obligations, applicable to broadcast licensees and cable entities. Following a 2001 court decision vacating those rules, the FCC suspended these requirements indefinitely, and it is currently considering a possible replacement equal employment opportunity requirement.

     Restrictions on Broadcast Advertising

      The advertising of cigarettes on broadcast stations has been banned for many years. The broadcast advertising of smokeless tobacco products has more recently been banned by Congress. Congressional committees have examined legislative proposals to eliminate or severely restrict the advertising of beer and wine. In addition, recently enacted campaign finance legislation restricts spending by candidates, political parties, independent groups and others on political advertising and imposes significant reporting and other burdens on political advertising. Certain election reform proposals would require deeper discounting of time sold to political candidates. The legislation is subject to judicial review. Unless overturned, this legislation could have an adverse effect on us by decreasing advertising revenue in connection with political campaigns. The same would be true of the election reform proposals, if enacted. We cannot predict whether the legislation will survive judicial scrutiny or whether the reform proposals will be enacted into law and, if so, what the final form of such law might be. The elimination of all beer and wine advertising could have an adverse effect on our stations’ revenues and operating profits as well as the revenues and operating profits of other stations that carry beer and wine advertising.

     Cable Must-Carry or Retransmission Consent Rights

      The Cable Act of 1992 requires television broadcasters to make an election to exercise either must-carry or retransmission consent rights in connection with their carriage by cable television systems in the station’s local market. If a broadcaster chooses to exercise its must-carry rights, it may demand carriage on a specified channel on cable systems within its designated market area. Must-carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on, and the location and size of, the cable system, and the amount of duplicative programming on a broadcast station. Under specified circumstances, a cable system may decline to carry a given station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit carriage under a negotiated compensation arrangement. Our stations, for the most part, have negotiated retransmission consent agreements with cable television systems in their markets, with terms generally ranging from three to 10 years, which in four markets provides for carriage of the station’s signal and the local weather station. Virtually all of our stations have opted for must-carry with respect to at least some cable systems in their markets and in some instances with respect to all the systems in their markets. From time to time, various of our stations and/or local marketing agreements have been unable to reach agreement with cable operators and have been carried pursuant to short-term agreements and in a few instances have not been carried on those cable systems for periods ranging from a few days to two years. In general, broadcasters, at three-year intervals, make such elections to cover a three-year period, with the next elections to be made October 1, 2002, to become effective January 1, 2003.

     Network Affiliate Issues

      Several FCC rules impose restrictions on network affiliation agreements. Among other things, those rules prohibit a television station from entering into any affiliation agreement that:

•	requires the station to clear time for network programming that the station had previously scheduled for other use; or

•	precludes the preemption of any network programs that the station believes are unsuitable for its audience and the substitution of network programming with a program that it believes is of greater local or national importance.

      The FCC is currently reviewing several of these rules governing the relationship between broadcast television networks and their affiliates. We are unable to predict when and how the FCC will resolve these proceedings.

     Digital Television

      At present, U.S. television stations broadcast signals use the NTSC system, an analog transmission system named for the National Television Systems Committee, an industry group established in 1940 to develop the first U.S. television technical broadcast standards. The FCC has now approved a new digital television technical standard to be used by television broadcasters, television set manufacturers, the computer industry and the motion picture industry. This digital television standard will allow the simultaneous transmission of multiple streams of video programming and data on the bandwidth presently used by a single analog channel. On the multiple channels allowed by digital television, it will be possible to broadcast one high definition channel, with visual and sound quality superior to present-day television; transmit several standard definition channels, with digital sound and pictures of a quality of varying degrees better than present television; provide interactive data services, including visual or audio transmission; and to provide some combination of these possibilities.

      The FCC has already allocated to every existing television broadcast station one additional channel to be used for digital television during the transition between present-day analog television and digital television, and has established a timetable by which every current station must initiate digital television operations. Broadcasters will not be required to pay for this new digital television channel, but will be required to relinquish one of their two channels when the transition to digital television is complete.

      Broadcasters may be required to discontinue analog operations and to return the channel to the FCC by as early as 2006, or as soon thereafter as 85% of U.S. households have digital reception capability. Moreover, under current law the FCC is required to auction the returned channels by 2002, at least four years before they must be relinquished. The FCC has already undertaken to relocate all broadcast stations from channels 60-69 and could auction off that spectrum to non-broadcast users as soon as later this year. The FCC has also proposed to relocate broadcast stations and auction channels 52-59 in advance of the 2006 deadline. Although never adopted, federal budget proposals have included, and may in the future include, provisions for levying fees for continued analog operation beyond the 2006 deadline.

      The FCC has also declared that, absent an extension, all commercial digital television stations must be constructed by May 1, 2002. The FCC has stated that stations may initially construct digital television facilities that transmit at less than the full authorized power. We have built five digital television stations, one in each of Austin, Indianapolis, New Haven, Norfolk and Grand Rapids. We filed a number of requests to extend the May deadline by six months, primarily due to delays in the delivery of digital transmission equipment, the scarcity of tower installation crews and the need for tower modifications. In addition, six other facilities cannot be constructed because of FCC license processing delays. Nearly all of the extension requests have been granted and we believe the others will be shortly. We cannot assure you that we will be able to construct all of our digital television stations by the extended deadline or that the FCC will grant further extensions where we are unable to do so. Where we are unable to meet the revised construction deadline, we may be subject to FCC sanctions, including the loss of the authorization to construct the digital television station.

      The FCC recently rejected a petition supported by a number of other broadcast companies that requested that the FCC adopt a different digital television transmission standard which some companies believe would provide better coverage. The broadcast industry, through its primary trade associations, conducted extensive comparative field tests of the current system and the proposed alternative and also determined not to seek any changes in the current standard at the present time. The field testing also revealed inadequacies in the performance of the current system that we believe will require industry investment in additional improvements in both transmission and reception technology. We are unable to predict the timing or outcome of this investment.

      Also pending at the FCC is a rulemaking to determine what, if any, additional public interest obligations, including programming, such as children’s programming and children’s advertising restrictions should be imposed on digital television broadcasters. Pursuant to the Telecommunications Act, the FCC has already imposed certain fees upon broadcasters if they choose to use the digital television channel to provide paid subscription services to the public. The FCC has also proposed imposing fees on broadcasters who remain on their analog channels past a certain date. The FCC also issued a report and order concerning the extent to which cable systems will be required to carry broadcast digital television signals and issued a further rulemaking looking towards refining and completing these digital must carry regulations. The FCC tentatively concluded that it did not have the authority to require must carry of both analog and digital signals, and, if it did, that the must carry obligations would be limited to one video-programming service from each broadcast station’s primary video. The broadcast industry is generally seeking reconsideration of the tentative conclusion and a broader definition of the material that must be carried. We are unable to predict the timing or outcome of any of these proceedings.

      In some cases, conversion to digital television operations may reduce a station’s geographical coverage area. Moreover, some of our stations have channels that are in the spectrum to be cleared for resale by the FCC and there is no guarantee that the replacement channels will fully replicate existing service. In other instances, the digital service may exceed current service. In addition, the FCC’s current implementation plan would maintain the secondary status of low powered television stations with respect to digital television operations and many low powered television stations, particularly in major markets, will be displaced. We have already filed applications for new channel allotments for eleven of our low powered television stations, which will be at least partially displaced by digital television channels and are in the process of locating alternative channels for four others. It appears likely that the last four facilities, if granted, will require operation with substantially reduced coverage areas. There is no assurance that any of the applications will be granted.

      Congress also enacted legislation granting additional interference and displacement protection that satisfy specified programming requirements. A significant number of our low powered television stations have been granted this status. While the FCC has proposed that these new protections remain subordinate to digital television operations, it is unclear whether these operations will in fact further impede digital television implementation.

      We have also received temporary authority to operate a low powered television station in northwest Michigan to remedy interference to our Grand Rapids NBC affiliate from a new digital television station in Milwaukee. There is no assurance that this facility will be permitted to operate throughout the digital transition. It also appears likely that additional interference will occur to both analog and digital television stations in other markets as new digital television broadcast stations are constructed. We are unable to assess at this time the magnitude of such interference or the efficacy of possible remedies.

      In addition, it is not yet clear:

•	when and to what extent digital television or other digital technology will become available through the various media;

•	whether and how television broadcast stations will be able to avail themselves of or profit by the transition to digital television;

•	whether viewing audiences will make choices among services upon the basis of such differences;

•	whether and how quickly the viewing public will embrace the cost of new digital television sets and monitors;

•	to what extent the digital television standard will be compatible with the digital standards adopted by cable and other multi-channel video programming services;

•	whether a satisfactory copy protection technology will be developed for broadcasting and whether that technology will be compatible with copy protection systems developed for cable and other media;

•	whether cable systems will be required to carry digital television signals or, in the absence of such mandate, broadcasters will succeed in negotiating voluntary cable carriage arrangements;

•	whether significant additional expensive equipment will be required for television stations to provide digital service, including high definition television and supplemental or ancillary data transmission services; or

•	what additional public interest obligations digital broadcasters will be required to fulfill.

      Pursuant to the Telecommunications Act, the FCC must conduct a ten-year evaluation regarding the public interest in advanced television, alternative uses for the spectrum and reduction of the amount of spectrum each licensee utilizes. Many segments of the industry are also intensely studying these advanced technologies. There can be no assurances as to the answers to these questions or the nature of future FCC regulation.

     Direct Broadcast Satellite Systems

      There are currently in operation two direct broadcast satellite systems that serve the United States, Hughes Electronics Corporation, operator of DirecTV, and EchoStar Communications Corporation, operator of the DISH Network, and it is anticipated that additional systems may become operational over the next several years. Direct broadcast satellite systems provide programming on a subscription basis to those who have purchased and installed a satellite signal-receiving dish and associated decoder equipment. Direct broadcast satellite systems claim to provide visual picture quality comparable to that found in movie theaters and aural quality comparable to digital audio compact discs. Until recently, direct broadcast satellite systems did not have sufficient channel capacity to carry local television stations and carried only a few network affiliates which were distributed to dishes in every market and thus were potential competitors of the local affiliates.

      In 1998, Congress passed the Satellite Home Viewer Act which granted direct broadcast satellite a limited compulsory copyright license with respect to broadcast signals. Under this license, in exchange for a relatively modest license fee set by the U.S. Copyright Office, satellite operators have the right to provide non-local network television signals but only to unserved households. To be an unserved household with respect to a particular network, the household must not be able to receive, using a conventional rooftop antenna, the television signal of the network’s local affiliate at a specified intensity. Several broadcast companies and organizations have sued satellite carriers in various federal courts charging that the carriers have routinely and flagrantly violated the unserved household restriction. Two courts have agreed, making findings which could have significantly reduced the number of direct broadcast satellite households receiving distant network stations.

      Congress also recently amended the Satellite Home Viewer Act in a number of important respects. Direct broadcast satellite operators now have the channel capacity to carry local signals in the largest television markets and in the next few years will be able to utilize additional satellite capacity and new spot beam technologies to extend the transmission of local signals to most of the households in the country. To facilitate this development, Congress extended the compulsory copyright license to cover satellite transmission of local stations to households in, and only in, the local markets of those stations. Broadcasters were given the right to negotiate retransmission consent for these local transmissions, in good faith, with the FCC to determine the precise scope of this restriction by rulemaking. Moreover, starting in 2002, in any market where one local station is carried, all have the right to be carried. The amended law also grandfathered many of the households currently receiving distant signals until they are able to receive this service. The law modified the signal intensity standard to be considered in qualifying unserved households and instructed the FCC within the next year to reexamine and advise Congress as to what the standard should be going forward.

      Direct broadcast satellite companies have initiated carriage of local signals in the largest markets and have initiated carriage of two of our stations in Indianapolis and Austin pursuant to retransmission consent agreements and have given notice that our three stations in Grand Rapids, Providence and New Haven will be carried shortly. We are unable to predict when such carriage will begin in other markets and whether the revenues from such agreements will be significant. More generally, we are unable to predict what the results of judicial, regulatory, and legislative actions will be, or what effect they will have on our television broadcasting business.

      EchoStar has entered into an agreement to acquire DirecTV. The agreement is subject to various governmental approvals, including antitrust review. EchoStar has stated that if the acquisition is successful it will initiate local service in many more markets in the near future. We are unable to predict whether or when the EchoStar-DirecTV merger will be approved or what the competitive consequences of that merger will be.

     Recent Developments, Proposed Legislation and Regulation

      Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation and ownership of our stations. In addition to the changes and proposed changes noted above, these matters include, for example, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products like hard liquor, beer and wine, and revised rules and policies governing equal employment opportunity. Other matters that could affect the stations include technological innovations and development generally affecting competition in the mass communications industry.

      The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, as amended by the Telecommunications Act or the Cable Act, or of the regulations and policies of the FCC under either act. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. We are unable at this time to predict the outcome of any of the pending FCC rulemaking proceedings referenced above, the outcome of any reconsideration or appellate proceedings concerning any changes in FCC rules or policies noted above, the possible outcome of any proposed or pending Congressional legislation, or the impact of any of those changes on our stations.

Competition

      Competition in the television industry is intense and takes place in several levels, most notably the markets for audience, programming and advertising revenues. Competition with other local stations in all three arenas has increased greatly in the last ten years as the number of stations on air has grown, giving rise to the development of the emerging networks. Competition with local stations is affected not only by signal coverage and assigned frequency but by the corporate resources, including financial, marketing, programming and broadcasting resources and broader negotiating power with vendors and advertisers, available to regional and national owners, many of whom own more stations than we do.

      The television industry consists of a large number of television broadcasters, of varying sizes. As the commercial broadcast industry has matured and the number of stations increased, pressure to consolidate both nationally and locally has flowed from increased competition within the industry and from cable and other media, creating a corresponding need to achieve enhanced operating efficiencies of scale. However the broadcast industry historically has been subject to the most restrictive ownership regulations of any media. Notwithstanding modest deregulatory initiatives in the 1980s and 1990s and a number of enabling technical innovations, the industry remains far less consolidated than other media. The national ownership limit was extended most recently by legislation in 1996 to permit one entity to own stations reaching 35% of the nation’s households, with UHF households counted at a 50% rate. A handful of companies, including Viacom, News Corp and NBC (a subsidiary of General Electric) are near or above the 35% limit. All of these companies and others have aggregate audience reach in excess of 10%. Our stations have an aggregate household reach of 6.8% of the nation’s households, which places us among the 25 largest station groups. Our competitive position is enhanced by the fact that we have dual-station operations in seven of our markets and have strong local news operations in most of our markets. For a detailed description of the competitive position of each of our stations in the markets they serve, see “— Stations” above and for a description of our competitive strategies see “— Business and Growth Strategy” above. The FCC’s national and local ownership regulations are currently under regulatory and judicial review. See “— Government Regulation.” If the rules are relaxed, attractive combinations of television stations and other media may become available. If so, we will be competing for acquisitions with the above companies and possibly other large media concerns, including cable, radio and newspaper companies.

      Competition for audiences also has greatly intensified as well in recent years with non-broadcast media, principally cable and satellite. Collective viewing of cable networks now exceeds that of the broadcast networks in all-day viewing, though the broadcast networks still dominate the most lucrative time periods of early morning and prime time and no single cable network has viewing approaching that of any of the major broadcast networks. Further technological innovation, such as the increases in cable and satellite channel capacity, the development of two-way or “interactive” programming and the introduction of “broadband” or video-capable internet delivery by cable and/or telephone companies, could further fragment our audiences. The introduction of digital signals may enable us further to diversify our programming offerings and develop greater interactive capability.

      Because advertising revenues tend to follow viewing, further audience fragmentation may be expected to have an adverse impact on revenues. The advertising market historically has consisted of two revenue streams, local advertisers and national/regional advertisers. In the local market, stations compete for advertising revenues not only with other stations in their local markets but with other local advertising media, such as newspapers, radio, magazines, outdoor advertising, the internet and local cable systems. In the national spot market, stations compete against the stations in their local markets, with other local markets and with national programming services such as cable and broadcast networks. Historically, local and national revenues have been of roughly equivalent importance to local stations. In recent years, however, local advertising revenues have become increasingly more significant for local stations, in large part because national cable channels and broadcast networks have proliferated more rapidly than local channels. We believe that this trend is likely to continue, placing even greater importance on maintaining strong local news operations.

      The programming market for local stations, aside from network programming and local news, consists largely of syndicated off-network reruns, such as “Friends” or “Seinfeld,” and so-called “first-run syndication,” such as “Wheel of Fortune.” Because such programs often must be purchased well in advance of the time they are broadcast, it is difficult to accurately forecast their performance. The competition for such programming has largely come from other local stations. Increasingly, however, regionally consolidated local cable systems in larger markets have begun programming local channels with news and syndicated programming and national cable networks have been purchasing off-network programming that would otherwise have been available to local stations.

      The television broadcast industry is undergoing a period of consolidation and significant technological change. Many of our current and potential competitors have significantly greater financial, marketing, programming and broadcasting resources than we do. We believe, however, that our local news programming, network affiliations and sales resource management have enabled us to compete effectively in our markets. Nonetheless, our strategy may not continue to be effective and the introduction of new competitors for television audiences could have a material effect on our financial performance.

Employees

      As of December 31, 2001, LIN employed 1,535 employees and Sunrise employed 599 full-time and 97 part-time employees. Of these employees, 466 were represented by unions. We believe that our employee relations are generally good.

Facilities

      We maintain our corporate headquarters in Providence, Rhode Island. Each of our stations has facilities consisting of offices, studios, sales offices and transmitter and tower sites. Transmitter and tower sites are located in areas that provide optimal coverage to each of our markets.

      We own substantially all of the offices where our stations are located and generally own the property where our towers and primary transmitters are located. We lease the remaining properties, consisting primarily of sales office locations and microwave transmitter sites. While none of the properties owned or leased by us are individually material to our operations, if we were required to relocate any of our towers, the cost could be significant because the number of sites in any geographic area that permit a tower of reasonable height to provide good coverage of the market is limited, and zoning and other land use restrictions, as well as Federal Aviation Administration regulations, limit the number of alternative sites or increase the cost of acquiring them for tower siting.

Legal Proceedings

      We are involved in various claims and lawsuits that are generally incidental to our business. We are vigorously contesting all of these matters and believe that their ultimate resolution will not have a material adverse effect on us.

MANAGEMENT

      The following table provides information concerning our executive officers and directors.

Name	Age	Position

Gary R. Chapman	59	Chairman, President,Chief Executive Officer and Director
Paul Karpowicz	48	Vice President of Television and Director
Gregory M. Schmidt	52	Vice President of New Development, General Counsel and Secretary
Deborah R. Jacobson	42	Vice President of Corporate Development and Treasurer
Peter E. Maloney	47	Vice President of Finance
C. Robert Ogren, Jr.	59	Vice President of Engineering and Operations
Denise M. Parent	38	Vice President and Deputy General Counsel
William A. Cunningham	44	Vice President and Controller
Randall S. Fojtasek	38	Director
Royal W. Carson, III	52	Director

      Gary R. Chapman has been Chairman since August 2000 and has been President since 1989 and a director and Chief Executive Officer since November 1994. Mr. Chapman served as Joint Chairman of the National Association of Broadcasters from 1991 to 1993 and serves as a board member of the Advanced Television Test Center. Currently, Mr. Chapman serves on the Board of Directors of the Association for Maximum Service Television and is Co-Chairman of the Advisory Board of Governors for the National Association of Broadcasters Education Foundation.

      Paul Karpowicz has served as a director since August 1999 and as Vice President of Television since January 1994. Prior to January 1994, Mr. Karpowicz served as general manager of our Indianapolis CBS network station, WISH-TV, from July 1989 through July 1995.

      Gregory M. Schmidt has been Vice President of New Development, General Counsel and Secretary since March 1995. From 1985 to 1995, he was a partner at Covington & Burling, a Washington D.C. law firm with a high-profile presence in regulatory and communications law.

      Deborah R. Jacobson has been Vice President of Corporate Development and Treasurer since February 1995. From January 1999 through June 1999, Ms. Jacobson served as Senior Vice President-Investor Relations for Chancellor Media Corporation. From 1981 to 1995, Ms. Jacobson was employed by The Bank of New York, where most recently she served as Senior Vice President and Division Head of the Communications, Entertainment and Publishing Lending Division.

      Peter E. Maloney has served as Vice President of Finance since January 1995. Prior to January 1995, Mr. Maloney was employed as Vice President of Taxation from June 1990 to December 1994 and as Director of Taxation and Financial Planning from January 1983 to June 1990.

      C. Robert Ogren, Jr. has been Vice President of Engineering and Operations since November 1990. Prior to November 1990, Mr. Ogren was Director of Engineering at WBAL-TV from June 1989 to October 1990 and Director of Engineering for Freedom Newspapers, Inc. from June 1984 to May 1989.

      Denise M. Parent has been Vice President and Deputy General Counsel since March 1997. From 1993 to 1997, Ms. Parent was employed by The Providence Journal Company as Senior Corporate Counsel. Prior to 1993, Ms. Parent was employed by Adler, Pollock & Sheehan, Incorporated, a law firm in Providence, Rhode Island.

      William A. Cunningham has been Vice President and Controller since November 2000, having served as Controller since July 1998. From 1987 to 1994, Mr. Cunningham was employed by

FOX Television as Vice President, Finance and from 1994 to 1996, was employed by SF Broadcasting, LLC, a joint venture of Fox Television and Savoy Pictures, as Senior Vice President and Chief Financial Officer.

      Randall S. Fojtasek has been a director since August 2000. Mr. Fojtasek is a founding member of Brazos Investment Partners LLC, a private equity investment firm focusing on middle market buyouts and leveraged recapitalizations. Prior to joining Brazos in 1999, Mr. Fojtasek served as President and Chief Executive Officer of Atrium Companies, Inc., a manufacturer and distributor of building products. He joined Atrium in 1989, and was Chief Executive Officer from 1993 to 1999.

      Royal W. Carson, III, has served as a director since August 2000. He is Chairman and President of Carson Private Capital and has over 28 years of experience in the origination, structuring, and monitoring of private investments and investment funds. Mr. Carson served as Chairman and Chief Executive Officer of Carson Petroleum Corporation from 1977 to 1982. Mr. Carson serves on the Advisory Board of Olympus Real Estate Fund II, L.P. and Hicks, Muse, Tate & Furst Europe Fund, L.P. and also serves as a director of various privately held corporations and community organizations.

Board of Directors Composition

      Our board of directors is currently comprised of four individuals, two of whom are our employees. Upon the consummation of this offering, we intend to increase the size of our board by nominating and electing four independent directors. Following the consummation of our acquisition of Sunrise, we intend to nominate and elect Dr. William H. Cunningham and Mr. William S. Banowsky, Jr. as directors. Messrs. Cunningham and Banowsky currently serve as directors of Sunrise. Dr. Cunningham is not related to Mr. William A. Cunningham, our Vice President and Controller and would serve as an independent director. We intend to nominate and elect the remaining two independent directors, Antoinette Cook Bush and Wilma H. Jordan, at or prior to the closing this offering.

      The following provides information concerning the director nominees:

      Dr. William H. Cunningham began serving at the University of Texas at Austin in 1971 as a Professor of Marketing and held the following additional positions: James L. Bayless Chair for Free Enterprise from 1986 to present; the President of the University of Texas at Austin from 1985 to 1992; and Dean of College of Business Administration/ Graduate School of Business from 1983 to 1985. Dr. Cunningham was also Chancellor of the University of Texas System from 1992 to 2000. Dr. Cunningham currently serves on the board of directors of Jefferson-Pilot Corporation, Southwest Airlines Co. and Introgen Therapeutics, Inc. Dr. Cunningham also serves as a disinterested director of the John Hancock Funds. He is a member of the Philosophical Society of Texas, a trustee for the Southwest Research Institute and a director of the greater Austin Crime Commission. Dr. Cunningham received his B.B.A., M.B.A. and Ph.D. from Michigan State University. Dr. Cunningham currently serves as a director of Sunrise and STC Broadcasting.

      William S. Banowsky, Jr. is currently Chairman and Chief Executive Officer of Magnolia Pictures Company, an independent film distribution and exhibition company based in New York and Austin. From March 1999 to September 2000, Mr. Banowsky was Executive Vice President and General Counsel of AMFM, Inc., which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications, an affiliate of Hicks Muse, in September 2000. From January 1997 to July 2000, Mr. Banowsky was Executive Vice President and General Counsel of Capstar Broadcasting Corporation, which was publicly traded on the New York Stock Exchange until it merged with AMFM, Inc., in July 1999. Mr. Banowsky practiced law for 10 years in Dallas, Texas prior to joining Capstar. Mr. Banowsky currently serves as a director of Sunrise and STC Broadcasting.

      Antoinette Cook Bush has served as executive vice president of Northpoint Technology, Ltd. a leader in intellectual property enabling satellite-terrestrial sharing technology since 2000. Prior thereto, Ms. Bush was a partner in the Washington, DC office of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1993 to 2000, where she specialized in communications law. Prior to joining Skadden, Arps, Ms. Bush served as senior counsel to the Communications Subcommittee of the U.S. Senate Commerce, Science and Transportation Committee from 1987 to 1993.

      Wilma H. Jordan is currently the Chief Executive Officer of The Jordan Edmiston Group, a New York-based media investment bank and a founding general partner of JEGI Capital, a venture capital affiliate of the Jordan Edmiston Group that invests in early-stage Internet, digital communications and e-commerce companies that impact traditional media and market communications industries. From 1970 to 1985, Ms. Jordan served as Chief Financial Officer of 13-30 Corporation, a privately held publishing company. From 1980 to 1986, Ms. Jordan served as Chief Operating Officer of Esquire Magazine Group, which included Esquire, New York, Woman and other media assets. From 1987 to 1994, Ms. Jordan served as director of LIN Broadcasting and as director of LIN Television from 1994 to 1998. From 1990 to 1995, Ms. Jordan served as a director of Ringier America, a large Swiss printing company. Ms. Jordan also currently serves as a director of Clayton Homes, Inc., a manufactured housing company, which trades on the New York Stock Exchange and Guideposts, Inc. a publisher of Guideposts Magazine and a provider of other inspirational magazines, books and related products.

      The classification of the members of our Board of Directors will be determined prior to the closing of this offering. At each annual meeting of stockholders thereafter, directors in the class to be elected at the meeting will be elected to three-year terms to succeed those directors whose terms are expiring. These procedures could have the effect of discouraging opposition to candidates nominated by management and could provide management with a greater opportunity to oppose stockholder nominees or proposals should they choose to do so. For a discussion of other charter and bylaw provisions that could have the effect of delaying a change of control, see “Description of Capital Stock — Special Provisions in Our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Board of Directors Committees

      In May 2001, our board of directors established an audit committee and a compensation committee.

     Audit Committee

      The principal duties of our audit committee are as follows:

•	to recommend the firm of independent outside auditors for appointment by the board of directors;

•	to meet with our financial management, internal audit management and independent outside auditors to review matters relating to our internal accounting controls, internal audit program, accounting practices and procedures, the scope and procedures of the outside audit, the independence of the outside auditors and other matters relating to our financial condition;

•	to report to the board of directors periodically any recommendations the audit committee may have with respect to the foregoing matters; and

•	upon completion of this offering, to review our annual report to stockholders, proxy materials and annual report on Form 10-K and our quarterly reports on Form 10-Q for filing with the Securities and Exchange Commission.

      The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

      The members of our audit committee have been Messrs. Carson and Fojtasek. Our three independent directors will replace Messrs. Carson and Fojtasek following completion of this offering.

     Compensation Committee

      The principal duties of our compensation committee are as follows:

•	to review key employee compensation policies, plans and programs;

•	to monitor performance and compensation of our employee-directors, officers and other key employees;

•	to prepare recommendations and periodic reports to the board of directors concerning these matters; and

•	to function as the committee which administers our 1998 stock option plan and phantom stock unit plan described below.

      The members of our compensation committee are Messrs. Carson and Fojtasek.

Compensation Committee Interlocks and Insider Participation

      None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee in May 2001.

Director Compensation

      Our directors who are also employees serve without additional compensation. Total compensation payments made to our non-employee directors were $20,666 in 2000 and $28,000 in 2001. The current annual retainer for all services rendered by our outside directors is $10,000, plus $1,000 for attendance at meetings. Our outside directors may elect to receive their annual retainer in cash, options to purchase our stock, or a combination. We do not maintain a medical, dental or retirement benefits plan for these directors.

      In addition, under our 2002 Non-Employee Director Stock Option Plan, each of our non-employee directors will receive options to purchase 10,000 shares of our class A common stock upon their election as a director, and will receive options to purchase an additional 4,000 shares upon their attendance at each annual meeting of the board of directors thereafter. For additional information, see “— 2002 Non-Employee Director Stock Option Plan.”

Management Compensation

      The following table sets forth the compensation earned or paid, including deferred compensation, by our Chief Executive Officer and five other most highly compensated executive officers for services rendered for the year ended December 31, 2001:

	Annual Compensation
				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)

Gary R. Chapman	2001	$600,000	$775,000	$18,359
Chairman, President and Chief Executive Officer
Paul Karpowicz	2001	370,000	180,000	15,767
Vice President of Television
Gregory M. Schmidt	2001	355,000	130,000	16,968
Vice President of New Development, General Counsel and Secretary
Deborah R. Jacobson	2001	208,000	95,000	13,428
Vice President of Corporate Development and Treasurer
Peter E. Maloney	2001	208,000	95,000	7,573
Vice President of Finance
C. Robert Ogren, Jr.	2001	208,000	85,000	18,547
Vice President of Engineering and Operations

(1)	The amount set forth in All Other Compensation includes as to all named executive officers the value of executive life and disability insurance and to most of the specified executive officers the personal use of automobiles and nonqualified pension contributions.

Option Grants and Exercises

      We did not grant any options with respect to our common stock during fiscal year 2001 to the executive officers named above.

      The following table discloses for our executive officers named above, the number and value of options held by such named executive officers at December 31, 2001. There were no exercises of options held by such executive officers during the year ended December 31, 2001.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options/
	Options/Phantom Units at		Phantom Units at
	December 31, 2001		December 31, 2001(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Gary R. Chapman	298,607	332,279	$2,225,813	$5,584,592
Paul Karpowicz	92,304	110,718	608,778	1,831,268
Gregory M. Schmidt	72,819	106,394	247,538	1,702,253
Deborah R. Jacobson	39,605	66,999	—	1,000,000
Peter E. Maloney	51,208	79,204	191,826	1,272,156
C. Robert Ogren, Jr.	39,605	43,189	—	500,000

(1)	Assuming a fair market price of $20.50, the midpoint of the range on the cover of this prospectus.

1998 Stock Option Plan

      Our 1998 stock option plan permits us to issue both non-qualified and incentive stock options which in the aggregate may not be exercisable for more than 1,888,033 shares of our class A common stock. As of December 31, 2001, options exercisable for an aggregate of 1,106,780 shares of our class A common stock were outstanding.

      Non-qualified options granted pursuant to the plan are generally not exercisable until one year after grant, vest over the span of five years, and expire 10 years from the date of grant. Incentive options granted pursuant to the plan are exercisable as determined by the compensation committee of our board of directors.

      Upon any change of control of our company, or if we or Hicks Muse enter into an agreement providing for our change of control, the compensation committee may declare any or all options outstanding under the plan to be exercisable in full. We also have the right to repurchase all or a portion of any options, including any stock issued upon exercise of such options, in the event of a change of control of our company or, in respect of any single holder of options, in the event of such holder’s termination of employment with our company.

1998 Phantom Stock Plan

      Our 1998 phantom stock plan provides for awards of units, in our sole discretion, of hypothetical shares of our common stock to our employees, as well as those of our subsidiaries, who formerly held one or more non-vested options under the prior stock option plans of our predecessor and elected in writing to cancel all or part of such options in exchange for units of hypothetical shares of our common stock at the time of our acquisition of our predecessor in 1998. We granted 696,280 phantom units, with each unit representing one share of our class A common stock, to our executive officers and employees in connection with the March 1998 acquisition by Hicks Muse affiliates. As of December 31, 2001, we had 680,131 phantom units outstanding, of which 543,450 were held by our executive officers, representing hypothetical shares of our class A common stock with an estimated market value of $13.9 million, based on the midpoint of the initial public offering price range set forth on the cover of this prospectus.

      As soon as practicable following:

•	an employee’s termination for other than willful misconduct or by the employee for good cause;

•	the first anniversary of this offering; or

•	the first anniversary of a change of control of our company,

we are required to pay to each participant an amount equal to the product of the number of hypothetical shares and the market value of our common stock. We may make such payment, in our sole discretion, either in cash, in shares of our common stock or a combination of both.

      If there is any change in our common stock as a result of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, split-up, split-off, combination of shares, exchange of shares, dividend in kind or other change in our capital structure or distribution, other than normal cash dividends, such as our contemplated 1 for 21 reverse stock split, we are required to adjust the outstanding award so that the phantom award will be with respect to or exercisable for such securities, cash or other property as would have been received in respect of our common stock as if such award had been paid, distributed or exercised in full immediately prior to such change or distribution.

2002 Non-Employee Director Stock Option Plan

      Prior to the consummation of this offering, we anticipate that we will adopt our 2002 Non-Employee Director Stock Option Plan. The purpose of the plan is to attract highly qualified individuals who are not our current or former employees to serve as members of our board of directors and to enable them to increase their ownership of our common stock.

      The plan will provide for grants of options to non-employee directors, which in the aggregate may not be exercisable for more than 200,000 shares of our common stock. The plan will provide for initial option grants to purchase 10,000 shares of our common stock. Initial grants will be made to our non-employee directors on the effective date of the plan and also when a non-employee director is newly elected. Thereafter, the plan will provide for annual grants to non-employee directors to purchase 4,000 shares of our common stock. The option exercise price will be equal to the fair market value of a share of our common stock on the date of grant. The option exercise price of the initial grants under the plan will be equal to the initial public offering price of our class A common stock.

      We expect these options will vest over a period of four years, with 25% of the options vesting on each anniversary of the grant date, beginning one year from the date of grant. Upon any change of control of us, or if we or affiliates of Hicks Muse enter into any agreement providing for a change of control of us, all outstanding options will vest and become immediately exercisable. Thereafter, the options will be subject to the terms of the transaction effecting the change of control. Options expire on the earlier of 10 years from the date of grant, three months after cessation of service as a director, unless due to death or retirement, or one year after cessation of service as a director on account of death or retirement.

      The plan will also permit us to make stock awards, including restricted and unrestricted stock awards, the terms of which will be determined by the compensation committee of our board of directors. Stock awards will be taxable to the director and the company will be entitled to a deduction in an equal amount when the stock is no longer subject to a substantial risk of forfeiture.

2002 Stock Plan

      Prior to the consummation of this offering, we anticipate that we will adopt our 2002 Stock Plan. The purpose of the plan is to provide certain individuals and our and our subsidiaries’ key employees who are responsible for our continued growth, an opportunity to acquire a proprietary interest in us.

      The plan will permit us to issue both non-qualified and incentive stock options which in the aggregate may not be exercisable for more than 2,700,000 shares of our common stock. The plan will also permit us to make stock awards, including restricted stock awards, the terms of which will be determined by the compensation committee of our board of directors.

      Incentive options may be granted only to employees under the plan and are exercisable as determined by the compensation committee of our board of directors. The terms of incentive options are designed to meet the requirements of Section 422 of the Internal Revenue Code. Under an incentive option, there is no taxable event when the option is granted, and generally no taxable event when the option is exercised. However, the difference between the option price and the fair market value of the common stock at the time of exercise, or the bargain element of the option, is a tax preference item for purposes of the Alternative Minimum Tax computation under the Internal Revenue Code. When the common stock is sold, as long as the common stock has been held for at least two years from the date of grant and one year from the date of exercise, the gain from the sale will be treated as a capital gain or loss. Sales prior to the end of the holding period will shift the amount of the bargain element to ordinary income. If the holding period requirements are met, we will not be entitled to any tax deductions from the grant or exercise of the incentive option.

      Non-qualified options may be granted to employees or non-employees, but not to non-employee directors. Non-qualified options granted pursuant to the plan generally will not be exercisable until one year after their grant, will vest over the span of four years and will expire 10 years from the date of grant. In contrast to incentive options, non-qualified option holders will be taxed upon the exercise of their options in an amount equal to the excess of the fair market value of the common stock on the date the option is exercised over the option exercise price. We will be entitled to take a tax deduction in an equal amount. Non-qualified option holders will recognize a capital gain or loss on the difference between the fair market value on the date of any subsequent sale of the common stock purchased and the fair market value of the stock on the date of exercise.

      Stock awards may be made to employees or non-employees, but not to non-employee directors. The compensation committee of our board of directors will determine the terms of the stock awards. Stock awards will be taxable to the employee and we will be entitled to take a tax deduction in an equal amount when the stock is no longer subject to a substantial risk of forfeiture.

      Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1.0 million paid to the top executives of a publicly-traded company. In determining whether the $1.0 million limit has been exceeded, Section 162(m) excludes performance-based compensation. Options granted pursuant to the plan would generally qualify as performance-based compensation and thus amounts realized upon the exercise of an option would not be counted towards the $1.0 million compensation limit.

      The plan will permit the compensation committee to structure restricted stock awards so that restrictions lapse based on the achievement of certain business criteria relating to the employee, one or more of our business units or us as a whole. The business criteria may include comparisons to the performance of other companies.

      Upon any change of control of us, or if we or affiliates of Hicks Muse enter into any agreement providing for our change of control, the compensation committee may declare that any or all outstanding options shall vest and become immediately exercisable. Thereafter, the options will be subject to the terms of the transaction effecting the change of control.

      We intend to grant up to 1,250,000 options upon the consummation of this offering with an exercise price equal to the initial public offering price of our class A common stock. We expect these options will vest over a period of four years, with 25% of the options vesting on each anniversary of the grant date, beginning one year from the date of grant.

2002 Employee Stock Purchase Plan

      Prior to the consummation of this offering, we anticipate that we will adopt our 2002 Employee Stock Purchase Plan. The purpose of the plan is to encourage stock ownership among eligible employees by providing a convenient method of purchasing our common stock. Under the plan, full-time employees will be able to deduct up to 10% of their pay and have such amount accumulated to purchase shares of our common stock under the plan on a monthly basis. A total of up to 600,000 shares of common stock may be purchased under the plan.

      Employees may purchase shares of common stock under the plan at 85% of the fair market value of the common stock on the date the common stock is purchased.

      Employees who hold common stock purchased under the plan will not recognize income when they purchase common stock but will recognize capital gain or loss on any subsequent sale. Under the plan, employees have the option of selling the common stock purchased prior to the expiration of a holding period, in which case the 15% discount from fair market value will be treated as ordinary income to the employee.

Employment Agreement

      We entered into a new employment agreement with Gary R. Chapman effective January 1, 2002. This agreement expires on December 31, 2006 and will renew automatically for one year periods unless a 60 day notice of nonrenewal is given. Mr. Chapman’s annual base salary will be no less than $600,000, and his annual bonus will be no less than $800,000.

      The agreement may be terminated by either party with or without cause at any time upon 30 days’ written notice, or upon death or total disability. If we terminate without cause or if Mr. Chapman terminates with good reason before a change in control, Mr. Chapman will receive two years of salary and an additional sum of $1,600,000 in lieu of bonus, as well as any accrued unpaid salary. In the event that Mr. Chapman competes with us within a year following such termination, his termination payment will be one year’s salary and an additional sum of $800,000 in lieu of bonus, as well as any accrued unpaid salary. If termination occurs because of expiration of the term of the agreement, Mr. Chapman will receive one year of salary as well as any accrued unpaid salary. If Mr. Chapman terminates following our change in control, he will remain employed at our request for 30 days and will receive compensation according to his severance compensation agreement. If Mr. Chapman is terminated before a change in control, his options will terminate in accordance with our equity incentive plans. However, if Mr. Chapman is terminated without cause or if he terminates without good reason, his options will become exercisable to the extent of the number of shares covered by the options that were purchasable by Mr. Chapman at the date of termination and 50% of the total number of shares subject to the options which have not yet vested.

      Mr. Chapman has agreed not to compete for one year after his termination within any designated market area in which a station we own or operate or to which we provide substantial services is located, or in which any station we have an agreement to acquire, are negotiating to acquire, or are studying the feasibility of acquiring, is located.

Severance Compensation Agreements

      We have entered into severance compensation agreements with Mr. Chapman and the other executive officers named above. Under these agreements, if we terminate any such employee’s employment other than for cause, the employee will be entitled to severance benefits in addition to any compensation otherwise payable to the employee. The severance benefits include a lump sum payment designed to provide the equivalent to the sum of:

•	an amount equal to two times the employee’s annual base salary on the date of termination, as defined in the severance compensation agreements;

•	an amount equal to two times the bonus compensation paid to the employee with respect to the last complete fiscal year; and

•	the present value as of the date of termination, of the sum of all benefits which have accrued to the employee but have not vested under the our retirement plan as of the date of termination and all additional benefits which would have accrued to the employee under the retirement plan if the employee had continued to be employed by us for an additional 12 months on the same terms the employee was employed on the date of termination.

      In addition to such cash payments, the employee is entitled to life, health and disability and accident insurance benefits substantially similar to those which the employee was receiving prior to notice of termination, as defined in the severance compensation agreements, or, if greater, immediately prior to a change in control, as defined in the severance compensation agreements, for a period of two years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General

      Although we believe that the terms of each of the transactions described in this section were no less favorable to us than could have been obtained with non-affiliated parties, the transactions are not arms’ length because of Hicks Muse’s economic interest in, and veto and consent rights relating to significant corporate transactions by, both LIN and Sunrise.

Monitoring and Oversight Agreement and Financial Advisory Agreement

      In connection with the acquisition by Hicks Muse in March 1998, we entered into a monitoring and oversight agreement with Hicks, Muse & Co. Partners, L.P., an affiliate of Hicks Muse, pursuant to which we paid Hicks Muse & Co. an annual fee, payable quarterly, for oversight and monitoring services. Hicks Muse & Co. was reimbursed for expenses incurred by it in connection with rendering services allocable to us. The annual fee was $1.1 million, $1.3 million and $1.3 million, for the years ended December 31, 1999, 2000 and 2001, respectively. Pursuant to the monitoring and oversight agreement, Hicks Muse & Co. makes available to us on an ongoing basis the resources of Hicks Muse concerning a wide variety of financial and strategic matters, including identifying and assessing potential station acquisitions, mergers and business combinations, corporate restructuring and financing strategy. For example, Hicks Muse has provided advisory services to us related to our June 2001 offerings of senior discount notes and senior notes and various amendments to our senior credit facilities. In addition, Hicks Muse provides monitoring and oversight of general corporate affairs, such as reviewing our budgets, financial strategies and employee compensation arrangements. Hicks Muse & Co. provided an oversight function on behalf of our existing stockholders, which oversight function has been determined to be unnecessary following the completion of this offering given the level of public scrutiny of us as a public company.

      Under the monitoring and oversight agreement, we agreed to indemnify Hicks Muse & Co., its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees related to the services rendered by Hicks Muse & Co. under the monitoring and oversight agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of Hicks Muse & Co. The monitoring and oversight agreement made available the resources of Hicks Muse & Co. concerning a variety of financial and operational matters. We will continue to indemnify Hicks Muse & Co. for matters relating to periods prior to this offering.

      Hicks Muse & Co. has agreed to terminate the monitoring and oversight agreement upon the consummation of this offering. As consideration for the termination of this agreement and the amendment of the financial advisory agreement as described below, Hicks Muse will receive an aggregate fee of $16.0 million, consisting of cash in the amount of $6.2 million, warrants to purchase a number of shares of our class B common stock with a value of $2.7 million based on the initial public offering price of our class A common stock less $0.01 per share and a promissory note in the amount of $7.1 million. The promissory note will bear interest at the rate of 10% per year and will mature one year from the date it is made. In addition, we may satisfy the note by issuing additional warrants to purchase a number of shares of our class B common stock with a value of $7.1 million based on the initial public offering price of our class A common stock less $0.01 per share or through the assignment of a note that may be received by us in connection with the disposition of Sunrise’s North Dakota stations. The warrants will have an exercise price of $0.01 and will be exercisable for ten years from the date of issue. One-half of the consideration to be received by Hicks Muse & Co. in connection with the termination of the monitoring and oversight agreement will be attributed to the amendment of the financial advisory agreement described below.

      In connection with the investment by Hicks Muse we also entered into a financial advisory agreement with Hicks Muse & Co., pursuant to which Hicks Muse & Co. immediately prior to this offering was entitled to receive a fee equal to 1.5% of the total value of certain transactions in which we were involved. Transactions that were subject to this agreement included tender offers, acquisitions, sales, mergers, exchange offers, recapitalizations, restructurings and other similar transactions. This fee for the year ended December 31, 2000 was $1.8 million, relating to the acquisition of WWLP-TV, and was included in the total cost of that acquisition. This fee for the year ended December 31, 2001 was $539,000 relating to the acquisition of WNLO-TV, WJPX-TV, WKPV-TV, and WJWN-TV, and was included in the total cost of that acquisition. This fee for the year ended December 31, 1999 was approximately $3.0 million relating to the acquisitions of WOOD-TV and the local marketing agreement related to WOTV-TV, and WAPA-TV.

      We have agreed to indemnify Hicks Muse & Co., its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees related to or arising out of or in connection with the services rendered by Hicks Muse & Co. under the financial advisory agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of Hicks Muse & Co.

      Pursuant to the financial advisory agreement, Hicks Muse & Co. provides investment banking, financial advisory and other similar services with respect to transactions such as acquisitions, recapitalizations and restructurings in which we are involved. Such transactions require additional attention beyond that required to monitor and advise us on an ongoing basis and, accordingly, we have paid separate advisory fees with respect to such matters. The services that have been provided by Hicks Muse & Co. could not otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors.

      Hicks Muse & Co. has agreed to amend the terms of the financial advisory agreement to eliminate the terms requiring the payment of transaction fees upon the consummation of this offering. Hicks Muse & Co. will continue to provide services under the financial advisory agreement at our request. Hicks Muse & Co. will not be entitled to receive fees in connection with providing such services, but will be entitled to be reimbursed for its expenses. As consideration for the amendment of this agreement, Hicks Muse & Co. will receive one-half of the consideration described above with respect to the termination of the monitoring and oversight agreement.

      The consideration payable in connection with the termination of the monitoring and oversight agreement and the amendment of the financial advisory agreement is designed to have a value of $16.0 million, which is the present value of the projected amount of fee income which Hicks Muse & Co. will forego for the period through the expiration date of the agreements as a result of the termination or amendment of the agreements. We do not anticipate entering into monitoring, financial services or similar agreements with Hicks Muse that would provide for compensation to Hicks Muse in the future.

      In addition, Hicks Muse & Co. is a party to a monitoring and oversight agreement and financial advisory agreement with Sunrise and STC Broadcasting. The terms of the agreements are substantially similar to the terms of our monitoring and oversight agreement and financial advisory agreement with Hicks Muse & Co. Hicks Muse & Co. has agreed to terminate the agreements upon the consummation of the Sunrise acquisition.

Sunrise Management Services Agreement

      On January 7, 2002, we entered into a management services agreement with Sunrise, an affiliate of Hicks Muse, pursuant to which, among other things, we will assume the management of WPRI-TV, Providence, Rhode Island; WEYI-TV, Saginaw, Michigan; WUPW-TV, Toledo, Ohio; KRBC-TV, Abilene, Texas; KACB-TV, San Angelo, Texas; WDTN-TV, Dayton, Ohio, and following FCC approval of the divestiture, WNAC-TV, Providence, Rhode Island; and any television broadcast stations that may be owned or operated by Sunrise in the future.

      On or promptly after the closing date of our transfer of our ownership interest in the television broadcast station WNAC-TV, Providence, Rhode Island, certain of our officers and employees will be elected to serve as officers of Sunrise.

      As compensation for our performance of services, Sunrise is required to pay us an annual management fee of $900,000, less the aggregate amount of the salaries paid by Sunrise to our officers and employees who are elected as officers of Sunrise. In addition to the annual management fee, Sunrise is required to pay us an annual fee equal to one-third of the cumulative and continuing cost savings (other than reductions in corporate overhead) actually realized resulting from the clustering of Sunrise stations with our stations or the consolidation of the management and operations of the Sunrise stations with those services related to our stations, the introduction of new technology to the management and operations of the Sunrise stations, and the renegotiation of vendor agreements, programming agreements, supply agreements and other agreements relating to the Sunrise stations. We will also be entitled to reimbursement for all reasonable out-of-pocket expenses that are directly incurred by us in connection with the performance of the management services, salaries and benefits of employees providing such services (other than salaries of our officers who are paid as officers of Sunrise) and the reasonable fees and out-of-pocket expenses of any independent contractor engaged in connection with the performance of such services, in each case subject to the operating budget for the applicable fiscal year.

      In connection with the execution and delivery of the management services agreement, Sunrise issued a warrant to us to purchase up to 139,780 shares of class B common stock of Sunrise at a price of $61.41 per share (as adjusted from time to time pursuant to the terms of the warrant) and adopted a stock option plan, pursuant to which Sunrise has the authority to issue options to purchase up to 61,912 shares of class B common stock of Sunrise to certain of the key employees and eligible non-employees of Sunrise and its subsidiaries. These options and the warrant will be cancelled upon the consummation of the Sunrise merger.

      Unless terminated earlier, the management services agreement will expire on January 7, 2005 subject to automatic annual extensions if it is not otherwise renewed. We anticipate that we will terminate the management services agreement upon the consummation of the Sunrise merger.

Exchange Agreement

      Affiliates of Hicks Muse expect to acquire, from a third party outstanding STC Broadcasting 14% redeemable preferred stock and Sunrise 14% senior subordinated notes, the face amount, plus accrued interest and accumulated dividends, of which was approximately $78.3 million as of December 31, 2001. We have entered into an exchange agreement with affiliates of Hicks Muse pursuant to which we will exchange STC Broadcasting 14% redeemable preferred stock and Sunrise 14% senior subordinated notes to be acquired by the Hicks Muse affiliates for shares of our Class B common stock upon the consummation of the Sunrise acquisition. The Hicks Muse affiliates will receive a number of shares of class B common stock having an equivalent value to the STC Broadcasting 14% redeemable preferred stock, plus accumulated dividends, and Sunrise 14% senior subordinated notes, plus accrued interest, based upon the initial public offering price of our class A common stock after deducting underwriting discounts and commissions.

The Sunrise Acquisition

      We have entered into an agreement to acquire Sunrise, which is an affiliate of Hicks Muse, in a merger. Upon consummation of the merger, each issued and outstanding share of Sunrise’s common stock will be automatically converted into the right to receive shares of our common stock. For more information concerning the Sunrise acquisition, see “The Transactions.”

Southwest Sports Redemption

      Southwest Sports Group, an affiliate of Hicks Muse, has notified us of its intent to redeem the 500,000 preferred units held by us for a redemption price of approximately $59.6 million, plus accumulated dividends, in cash, which is equal to our liquidation preference on the units plus imputed interest of 6% as of December 31, 2001. The redemption will occur on or prior to the completion of this offering.

Registration Rights Agreement

      In connection with the consummation of this offering, the terms of the existing amended and restated stockholders agreement is expected to be terminated and the registration rights granted to the parties pursuant to that agreement will be set forth in a new registration rights agreement to be entered into among the parties to the stockholders agreement and the stockholders of Sunrise. Under the new registration rights agreement, the parties to the original stockholders agreement and the former stockholders of Sunrise will have the right to require us, on two occasions, to register with the SEC shares of our class A common stock they hold, subject to certain conditions. Such holders will also have an unlimited number of “piggy back” registration rights under which any time we register our class A common stock for sale, except with respect to certain types of offerings, they will have the right to include their common stock in that offering. The holders will also agree not to sell our class A common stock subject to the agreement during any period beginning ten days prior and 180 days following any underwritten registration, unless the managing underwriter otherwise agrees. Under the agreement, we will bear all registration expenses, other than underwriting discounts, commissions and other fees. We will also agree to indemnify such holders against any liabilities that may result from their sale of class A common stock under the new registration rights agreement.

Transfer of WNAC-TV

      In January 2002, we entered into an agreement to sell our interest in WNAC-TV in Providence, Rhode Island, to Super Towers, Inc. for a $2.5 million promissory note. Timothy Sheehan, the brother-in-law of Paul Karpowicz, our Vice President of Television, owns Super Towers. We expect this transfer to occur on or about April 22, 2002.

Stock Options

      Stock option grants to our executive officers are described under the heading “Management Compensation” in this prospectus. In addition, stock options granted to directors of Sunrise, including Dr. Cunningham and Mr. Banowsky, will be assumed by us in connection with the Sunrise acquisition and will entitle them to acquire shares of our class A common stock at an exercise price based on the exchange rate that shares of Sunrise common stock will be exchanged for shares of our class A common stock under our merger agreement with Sunrise.

Right of First Refusal Agreements

      In connection with the reclassification of our outstanding common stock, Hicks Muse has entered into right of first refusal agreements with each holder of our class C common stock. Under these agreements, in the event of the dissolution, liquidation or insolvency of the holder of the class C common stock, the death of our director which controls the holder, or proposed transfer of all or any portion of the shares of class C common stock, Hicks Muse will have an option, which it may freely assign, exercisable for 30 days to purchase the shares of class C common stock at the same price as was initially paid by the holder.

PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of March 31, 2002, information regarding the beneficial ownership of each class of our common stock by each person who beneficially owned more than 5% of any class of our equity securities and by our directors and executive officers named in “Management — Management Compensation,” individually, and by our directors and executive officers as a group after giving effect to the offering and the other transactions described in “The Transactions.”

      The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

      The class A common stock and the class C common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. Each share of class A common stock is entitled to one vote and the class C common stock, while outstanding will always represent 70% of our combined voting power. Partnerships controlled by two of our directors will hold all of our outstanding class C common stock. The shares of class B common stock have no voting rights, except that without the consent of at least a majority of the shares of class B common stock then outstanding, we may not enter into a wide range of significant transactions. We currently anticipate that affiliates of Hicks Muse will hold all of our class B common stock.

      Holders of shares of our class B common stock may elect at any time to convert their shares into an equal number of shares of class A common stock, provided that any necessary consent by the FCC has been obtained. With the approval of the holders of a majority of our class B common stock and the FCC, one or more shares of class B common stock of a holder may be converted into an equal number of shares of class C common stock. If a majority of the shares of class B common stock convert into shares of class A common stock, each outstanding share of class C common stock will automatically convert into an equal number of shares of class A common stock. See “Risk Factors” and “Description of Capital Stock.”

      Percentage of beneficial ownership of class A common stock is based on 21,253,142 shares of class A common stock, 24,197,826 shares of class B common stock and 2 shares of class C common stock outstanding as of March 31, 2002, after giving effect to this offering and the transactions described in the “The Transactions.” The number of beneficially owned shares, of class A common stock excludes shares of class A common stock issuable upon conversion of shares of our class B common stock and class C common stock. The number of beneficially owned shares of class C common stock excludes shares of our class C common stock issuable upon conversion of shares of our class B common stock.

	Class A		Class B		Class C
	Common Stock		Common Stock		Common Stock		Percent of
							Total	Percentage of
	Number of	Percent of	Number of	Percent of	Number of	Percent of	Economic	Total Voting
	Shares	Class	Shares	Class	Shares	Class	Interest	Power

HM Parties(1)	—	—	24,350,457	100%	—	—	53.4%	—
c/o Hicks, Muse, Tate & Furst Incorporated 200 Crescent Court, Suite 1600 Dallas, Texas 75201
Co-Investment Partners, L.P.(2)	2,380,952	11.2%	—	—	—	—	5.2%	3.4%
c/o Lexington Partners Inc. 660 Lexington Avenue New York, New York 10021
Royal W. Carson, III(3)	310,712	1.5%	—	—	1	50.0%	*	35.5%
1925 Cedar Springs, L.B. #204 Dallas, Texas 75201
Randall Fojtasek(4)	24,998	*	—	—	1	50.0%	*	35.0%
300 Crescent Court, Suite 1740 Dallas, Texas 75201
Gary R. Chapman(5)	330,921	1.5%	—	—	—	—	*	*
Paul Karpowicz(6)	102,304	*	—	—	—	—	*	*
Gregory M. Schmidt(7)	82,819	*	—	—	—	—	*	*
Deborah R. Jacobson(8)	46,629	*	—	—	—	—	*	*
Peter E. Maloney(9)	59,660	*	—	—	—	—	*	*
All executive officers and directors as a group (14 persons)(10)	958,043	4.4%	—	—	2	100%	2.1%	71.3%

*	Represents less than 1%.

(1)	These figures include:

•	19,193,882 shares held of record by Ranger Equity Partners, L.P., a limited partnership of which the ultimate general partner is TOH/ Ranger, LLC, an affiliate of Hicks Muse;

•	751,997 shares to be issued to Sunrise Television Partners, L.P., a limited partnership of which the ultimate general partner is HM3 Sunrise, Inc., an affiliate of Hicks Muse and distributed to Hicks Muse, Tate & Furst Equity Fund III, L.P. and HM3 Coinvestors, L.P. upon consummation of the Sunrise acquisition;

•	shares of class B common stock issuable upon exercise of warrants held by Hicks, Muse & Co. Partners, L.P. in consideration for an agreement by Hicks, Muse & Co. Partners, L.P. to terminate the monitoring and oversight agreement and to amend the financial advisory agreement, which we anticipate to be exercisable in the aggregate for 132,504 shares, assuming an initial public offering price of $20.50, the midpoint of the range on the cover of this prospectus;

•	20,127 shares of class B common stock that are issuable upon exercise of warrants that have been issued by Sunrise with an exercise price of $0.01 per share and that we expect to assume in the Sunrise acquisition; and

•	shares of class B common stock to be received by Hicks, Muse, Tate & Furst Equity Fund III, L.P. and HM3 Coinvestors, L.P. in exchange for the STC Broadcasting 14% redeemable preferred stock and Sunrise’s 14% senior subordinated notes, which we estimate to be 4,251,947 shares based upon the midpoint of the range of the public offering price of our class A common stock after deducting underwriting discounts and commissions and such exchange occurring on April 30, 2002.

In the event that the Sunrise acquisition is not consummated, the number of shares of class B common stock owned by the HM parties will be 19,326,386, resulting in 47.8% of the total economic interest and 0% of total voting power.

Thomas O. Hicks is the sole member of TOH/Ranger, LLC, the sole stockholder of HM3 Sunrise Inc. and the controlling stockholder, Chairman of the Board and Chief Executive Officer of Hicks Muse and, accordingly may be deemed to be the beneficial owner of shares of common stock held by Ranger Equity Partners, L.P., Sunrise Television Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P. and Hicks, Muse & Co. Partners, L.P. Mr. Hicks disclaims beneficial ownership of common stock not owned of record by him.

(2)	Co-Investment Partners, L.P. is a limited partnership managed by LPNY Advisers, Inc., an affiliate of Lexington Partners Inc. The general partner of Co-Investment Partners, L.P. is CIP Partners, LLC. The managing members of CIP Partners, LLC are Brent R. Nicklas, Chris A. Melhado, Walter M. Cain and Nick Harris. The ordinary members of CIP Partners, LLC are Barnett D. Osman, David B. Outcalt and Wilson S. Warren. The sole limited partner of Co-Investment Partners, L.P. is the Florida State Board of Administration. Co-Investment Partners, L.P. is not affiliated with Hicks Muse.

(3)	Includes 309,523 shares held of record by Carson/LIN SBS L.P., a limited partnership whose ultimate general partner is Carson Private Capital Incorporated and 1,190 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002, held by Mr. Carson. Mr. Carson is President and a controlling stockholder of Carson Private Capital Incorporated. Mr. Carson disclaims beneficial ownership of common stock not owned of record by him.

(4)	Includes 23,809 of shares held of record by Fojtasek Capital, Ltd., a limited partnership of which Mr. Fojtasek is the general partner and 1,190 shares of class A common stock that are issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002, held by Mr. Fojtasek. Mr. Fojtasek disclaims beneficial ownership of common stock not owned of record by him.

(5)	Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002.

(6)	Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002.

(7)	Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002.

(8)	Consists of shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002.

(9)	These figures include 58,232 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002.

(10)	These figures include 623,285 shares of class A common stock issuable upon the exercise of options that are exercisable within 60 days of March 31, 2002.

DESCRIPTION OF OUR INDEBTEDNESS

Senior Credit Facilities

      In June 2001, we and certain of our subsidiaries entered into an amendment to the present credit agreement with JPMorgan Chase Bank, formerly The Chase Manhattan Bank, as administrative agent, and the lenders named therein. The following description of the credit agreement reflects the terms of the credit agreement, as amended.

     Structure

      Loans outstanding under the credit agreement as of December 31, 2001 consist of:

•	$87.0 million Tranche B term loans currently bearing interest at 5.44% per annum and maturing March 31, 2007;

•	$10.0 million of a $160.0 million commitment under a revolving credit facility currently bearing interest at 4.94% per annum and maturing March 31, 2005; and

•	$85.3 million incremental term loans under an incremental term loan facility currently bearing interest at a weighted average of 5.44% per annum.

      Some of our subsidiaries may use up to $75.0 million of permitted but uncommitted availability under the incremental term loans to provide funding for permitted acquisitions or for the mandatory principal redemption on March 1, 2003 in respect of our senior discount notes issued in March 1998 or mandatory interest payments due subsequent to March 1, 2003. These subsidiaries may use up to $60.0 million of the revolving credit facility for general corporate purposes including, without limitation, permitted acquisitions, and the remaining $100.0 million may only be used for the prepayment, including the mandatory principal redemption on March 1, 2003, of our senior discount notes issued in March 1998 or mandatory interest payments due subsequent to March 1, 2003 on our senior discount notes.

     Prepayments

      The senior credit facilities permit us to prepay loans and to permanently reduce revolving credit commitments, in whole or in part, at any time. In addition, we are required to make mandatory prepayments of term loans, subject to certain exceptions and subject to a reduction to zero based upon our financial performance, in amounts equal to:

•	75% of excess cash flow (as defined in the credit agreement); and

•	100% of the net cash proceeds of certain dispositions of assets or issuances of debt or equity of certain of our subsidiaries.

      Mandatory and optional prepayments of the term loans are allocated pro rata between the term loans and the incremental term loans, as applicable, and applied ratably based on the number of remaining installments under each. Any prepayment of adjusted LIBOR loans other than at the end of an interest period will be subject to reimbursement of breakage costs.

     Covenants

      The senior credit facilities contain covenants that, among other things, restrict the ability of certain of our subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by it, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the senior credit facilities, we are required to comply with specified financial ratios, including minimum interest coverage ratios, maximum leverage ratios and minimum fixed charge coverage ratios.

      The senior credit facilities also contain provisions that prohibit any modification of the indentures governing our senior subordinated notes and senior notes in any manner adverse to the lenders and that will limit our ability to refinance or otherwise prepay our senior subordinated notes or senior notes without the consent of such lenders.

     Events of Default

      The senior credit facilities contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, ERISA events, judgment defaults, actual or asserted invalidity of any security interest and change of control.

Senior Notes

      We have outstanding $210.0 million in aggregate principal amount of 8% senior notes due January 15, 2008. Interest on these notes accrues at a rate of 8% and is payable semi-annually on January 15 and July 15 of each year. We may redeem some or all of these notes at any time on or after January 15, 2005. We may also redeem up to 35% of these notes using the proceeds of some equity offerings completed before January 15, 2004.

      These senior notes are general unsecured obligations and rank equally with all existing and future senior debt of certain of our subsidiaries and senior in right of payment to all of those subsidiaries’ existing and future subordinated indebtedness. The senior notes are guaranteed on a senior basis by each of the same subsidiaries that guarantee our senior credit facilities. The indenture governing the senior notes contains a change of control provision which states, among other things, that upon a change of control (as defined therein) the holders of these notes may require us to purchase all or a portion of such holders’ notes at a cash purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase and prior to March 1, 2003, we will have the option to redeem these notes in whole but not part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. In addition, the indenture governing the senior notes limits, among other things:

•	the incurrence of additional indebtedness and issuance of capital stock;

•	the payment of dividends on, and redemption of capital stock of certain of our subsidiaries;

•	liens;

•	mergers, consolidations and sales of all or substantially all of the assets of certain of our subsidiaries;

•	asset sales;

•	asset swaps;

•	restricted payments; and

•	transactions with affiliates.

Senior Subordinated Notes

      We have outstanding $300.0 million in aggregate principal amount of 8 3/8% senior subordinated notes due March 1, 2008. Interest on these notes accrues at a rate of 8 3/8% and is payable semi-annually on March 1 and September 1 of each year.

      These senior subordinated notes are general unsecured obligations subordinated in right of payment to all of the existing and future senior indebtedness of certain of our subsidiaries, including the senior notes and the senior credit facilities and are guaranteed on a senior subordinated basis by each of the same subsidiaries that guarantee the senior notes. The indenture governing the senior subordinated notes contains a change of control provision and covenants substantially similar to those that govern our senior notes.

Senior Discount Notes Issued March 1998

      We have outstanding $325.0 million in aggregate principal amount of 10% senior discount notes due March 1, 2008. Cash interest does not accrue and is not payable on these notes prior to March 1, 2003. Thereafter, cash interest on these notes will be payable semi-annually in arrears on March 1 and September 1 of each year.

      We may not redeem these senior discount notes prior to March 1, 2003. On March 1, 2003, we will be required to redeem these notes with an aggregate principal amount at maturity equal to $125.0 million multiplied by the quotient obtained by dividing the aggregate principal amount at maturity of these senior discount notes then outstanding, other than senior discount notes then held by us or our subsidiaries or the entities with respect to which we are a direct or indirect subsidiary, by $325.0 million, at a redemption price equal to 100% of the principal amount at maturity of the senior discount notes so redeemed.

      These senior discount notes are general unsecured obligations of certain of our subsidiaries and rank senior in right of payment to all of these subsidiaries’ existing and future subordinated indebtedness and are not guaranteed by any of our present or future subsidiaries. The indenture governing the senior discount notes contains a change of control provision which states, among other things, that upon a change of control (as defined therein), the holders of these notes may require us to purchase all or a portion of such holder’s notes at a cash purchase price equal to 101% of the accreted value thereof if redeemed on or before March 1, 2003 and 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon, if purchased after March 1, 2003 and prior to March 1, 2003, we will have the option to redeem these notes in whole but not part at a redemption price equal to 100% of the accreted value thereof plus the make whole premium.

Senior Discount Notes Issued June 2001

      We have outstanding $100.0 million in aggregate principal amount of 10% senior discount notes due March 1, 2008. These senior discount notes have terms substantially identical to the senior discount notes issued in March 1998, except for the mandatory redemption on March 1, 2003.

DESCRIPTION OF CAPITAL STOCK

      Prior to the consummation of this offering, we will file a second amended and restated certificate of incorporation that will, among other things, create our class C common stock and effect a 1 for 21 reverse stock split. The following is a description of the material provisions of that second amended and restated certificate of incorporation.

Authorized Capital Stock

      Upon the filing of our second amended and restated certificate of incorporation our authorized capital stock will consist of a total of 205,000,000 shares of capital stock which will initially be allocated as follows:

•	5,000,000 shares of preferred stock, of which no shares are outstanding as of the date of this prospectus;

•	100,000,000 shares of class A common stock;

•	50,000,000 shares of class B common stock; and

•	50,000,000 shares of class C voting common stock.

Stock Reserved For Issuance

      As of the date of this prospectus, no shares of preferred stock are reserved for issuance and 2,532,669 shares of class A common stock are reserved for issuance upon exercise of options and phantom units granted under our stock option and phantom stock plans. In addition, 7,909 shares of class A common stock and 152,631 shares of class B common stock are reserved for issuance upon exercise of outstanding warrants.

Common Stock

  Voting

      Each outstanding share of class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

      The class B common stock is generally not entitled to vote. However, so long as at least a majority of the shares of class B common stock outstanding as of the date of this prospectus remain outstanding, we cannot, without the consent of at least a majority of the shares of class B common stock then outstanding:

•	sell or transfer assets with a total fair market value equal to 10% or more of the value of our outstanding common stock;

•	merge or consolidate with another entity;

•	reclassify any of our securities;

•	reclassify, dissolve, liquidate or wind-up our affairs;

•	issue equity securities or those of any of our subsidiaries, other than securities issued by a wholly-owned subsidiary to us or by us to another wholly-owned subsidiary or securities issued under our stock option plan or phantom stock plan;

•	redeem or repurchase any shares of our or our subsidiaries’ capital stock, other than purchases made pursuant to our stock option plan or phantom stock plan;

•	amend or modify our charter or bylaws so as to affect adversely the rights of the class B common stock;

•	declare or pay any dividend or make any other distribution;

•	enter into any transaction with an affiliate of ours, other than in our ordinary course of business;

•	enter into any transaction outside our ordinary course of business;

•	engage in any business or transaction that would require any direct or indirect owner of an equity interest in us to divest itself of any such interest;

•	incur or assume or permit any subsidiary to incur or assume any indebtedness in an amount equal to or greater than 10% of our fair market value;

•	engage in any business other than any business a majority of whose revenue is derived from the ownership and operation of television stations or any business that we conducted as of the date of filing of our second amended and restated charter; and

•	settle or allow any subsidiary to settle any claim outside the ordinary course of our business that involves any material restriction on our continued business or assets or that of any of our subsidiaries or affiliates.

      So long as any shares of class C common stock are outstanding the class C common stock is entitled to 70% of our voting power on all matters submitted to our stockholders for a vote. Each outstanding share of class C common stock is entitled to a proportionate number of votes determined at the time of each vote, relative to the total number of class C votes.

  Dividends

      The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine, subject to the prior rights of the holders of any preferred stock. See “Dividend Policy.”

  Conversion

      Under the terms of the second amended and restated certificate of incorporation the shares of our common stock have the following conversion features:

•	each outstanding share of class B common stock may be converted at the option of the holder into either (i) one share of class A common stock or (ii) one share of class C common stock, provided, that all requisite approval for ownership of such voting stock is received from the FCC and, in the case of class C common stock, that the consent of holders of a majority of the outstanding shares of class B common stock is obtained; and

•	if a majority of the class C common stock outstanding on the date of this prospectus is converted into class A common stock, then each share of class C common stock will be automatically converted into a share of class A common stock for no additional consideration.

  General

      Following this offering, holders of our common stock will have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All of our outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully-paid and nonassessable.

Preferred Stock

      Our board is authorized without stockholder approval to issue preferred stock in one or more classes or series and to designate for each class or series the following: the terms and conditions of any voting, dividend and conversion or exchange rights; the amount payable on the series upon redemption and upon our dissolution or distribution of our assets; and the rights, qualifications, limitations or restrictions pertaining to the class or series.

      These rights and privileges could adversely affect your voting power, and our board’s authority to issue preferred stock without your approval could delay or prevent a change in control of our company.

Special Provisions In Our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      Upon consummation of this offering, our second amended and restated certificate of incorporation and amended and restated bylaws will include provisions that could have an anti-takeover effect. We intend these provisions to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board. We also intend these provisions to help ensure that our board, if confronted by a surprise proposal from a third party which has acquired a block of our stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act accordingly.

     Blank Check Preferred Stock

      Our second amended and restated certificate of incorporation provides that our board may authorize the issuance of preferred stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. We have not yet issued, nor do we have any present intention to issue, any shares of preferred stock. We could, however, issue a series of preferred stock that could either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although our board is required to make any determination to issue stock based on its judgment and in accordance with applicable law, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of their stock. Our board does not intend to seek stockholder approval prior to any issuance of any preferred stock, unless otherwise required by law or stock exchange rules.

     Classified Board of Directors

      Our second amended and restated certificate of incorporation provides for a board divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board in a relatively short period of time. As a result, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the board.

     Number of Directors; Vacancies; Removal

      Our second amended and restated certificate of incorporation will provide that the board will consist of eight persons. Our second amended and restated bylaws provide that the board, acting by majority vote of the directors then in office, may fill any newly created directorships or vacancies on the board. Moreover, under the Delaware General Corporation Law, or the DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of our amended and restated bylaws authorizing the board to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board by filling the vacancies created by the directors’ removal with its own nominees.

     Stockholder Action by Written Consent; Special Meetings

      Our second amended and restated certificate of incorporation will prohibit action by stockholders by written consent in lieu of a meeting other than action permitted or required to be approved by holders of our class B common stock. Our amended and restated bylaws provide that special meetings of stockholders may be called by a majority of the board.

     Advance Notice Requirements for Stockholder Proposals and Director Nominees

      Our amended and restated bylaws establish an advance notice procedure with regard to business proposed to be submitted by a stockholder at any annual meeting of our stockholders, including the nomination of candidates for election as directors. The procedure provides that a notice of proposed stockholder business must be timely given in writing to us prior to the meeting. In all cases, to be timely, notice relating to an annual meeting must be received by the company not less than 90 days nor more than 120 days before the annual meeting.

      Notice to us from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act. The notice must also include the person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

      The chairman of a meeting of stockholders may determine that a person was not nominated in accordance with the nomination procedure, in which case the person’s nomination will be disregarded. If the chairman of a meeting of stockholders determines that other business was not properly brought before the meeting in accordance with our amended and restated bylaw procedures, the business will not be conducted at the meeting.

          FCC Compliance

      In order to comply with our obligations under the Communications Act our second amended and restated charter will contain a provision that prohibits us from:

•	issuing in excess of 25% of our capital stock to any non-U.S. entity or government or any representative of or individual controlled by any such entity or government; or

•	permitting any transfer of our securities that would result in any such government, entity or person holding greater than 25% of our capital stock.

      In addition, no such alien governments, entities, or persons shall be entitled to vote or direct or control the vote in excess of 25% of our outstanding capital stock.

Limitations on Director Liability

      Our second amended and restated certificate of incorporation will also contain provisions permitted under Delaware corporate law regarding liability of directors. These provisions eliminate the personal liability of directors for monetary damages for any breach of their fiduciary duties as directors, except for:

•	any breach of the duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	liability under Section 174 of the Delaware General Corporation Law regarding unlawful dividends, stock repurchases or stock redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      These provisions do not eliminate a director’s duty of care and do not affect the availability of equitable remedies, including action to enjoin or rescind a transaction involving a breach of fiduciary duty. Moreover, these provisions do not apply to claims against a director for knowing violation of laws, including the federal securities laws. Our second amended and restated certificate of incorporation further provides that we must indemnify our directors and officers, and may indemnify any of our employees or agents, to the fullest extent permitted by the Delaware General Corporation Law. We believe these provisions assist us in attracting and retaining qualified individuals to serve as directors and officers.

Transfer Agent And Registrar

      The Transfer Agent and Registrar for the class A common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our class A common stock, and we cannot assure you that a significant public market for our class A common stock will develop or be sustained after this offering. Future sales of substantial amounts of our class A common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities in the future.

      After giving effect to the transactions, including this offering, we will have 45,450,970 shares of our class A common stock outstanding, including 24,197,826 shares of our class B common stock and two shares of our class C common stock that are convertible into shares of our class A common stock, or 47,648,470 shares if the underwriters’ over-allotment option is exercised in full, assuming no exercise of outstanding options and warrants prior to completion of this offering. Of these shares, 14,650,000 shares, or 16,847,500 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, and 30,800,970 shares will be subject to the 180-day lock-up agreements described below.

      Of these shares of class A common stock, 30,800,970 shares outstanding upon completion of this offering will be “restricted shares” under Rule 144 or Rule 701 under the Securities Act and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer contained in the lock-up agreements described in “Underwriters.”

      None of these restricted shares of our class A common stock will be eligible for sale in the public market on the date of this prospectus. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, up to an additional 6,268,384 shares of our common stock will be eligible for sale in the public market pursuant to Rule 144.

      In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of our shares of class A common stock then outstanding, which will equal approximately 212,531 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of sale is filed.

      Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation and notice provisions of Rule 144.

      In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

      Rule 701 permits resales of shares in reliance on Rule 144 but without compliance with specified restrictions of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all Rule 701 shares are subject to the lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the receipt of the written consent of Deutsche Bank Securities Inc. more than 90 days after the date of this prospectus.

      All of our directors, officers, employees and stockholders of our outstanding common stock and certain holders of options to purchase our common stock, will agree not to sell any shares of our common stock for a period of 180 days after the date of this prospectus without prior written consent of Deutsche Bank Securities Inc., subject to some exceptions. In addition, we have agreed not to offer, sell or dispose of any shares of our common stock or any securities convertible or exercisable or exchangeable for our common stock or any rights to acquire our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., with a limited number of exceptions. For additional information, see “Underwriting.”

      Nearly all holders of all classes of common stock outstanding immediately prior to this offering have entered into a registration rights agreement that grants registration rights to the parties thereto with respect to outstanding shares of common stock and shares of common stock issued upon exercise of outstanding options or warrants. Registration of shares of common stock pursuant to these registration rights will result in those shares becoming freely tradable without restriction under the Securities Act.

      Following consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares of our common stock reserved for future issuance under our stock option plan. Based on the number of shares that are expected to be reserved for issuance under our stock option plan, that registration statement would cover up to approximately 6,100,000 shares issuable on exercise of the options, of which up to approximately 3,775,000 options will have been issued, assuming the completion of the transactions, including this offering. The registration statement on Form S-8 will become effective as soon as practicable after the closing of this offering. Accordingly, subject to the exercise of those options, shares registered under that registration statement will immediately be available for sale in the open market, subject to the restrictions on transfer contained in the lock-up agreements described in “Underwriting.”

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our class A common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our class A common stock that holds our class A common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•	a trust subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

      The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

      The following summary is included herein for general information. Accordingly, each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the federal, state, local or non-U.S. tax consequences of holding and disposing of common stock.

U.S. Trade or Business Income

      For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our class A common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

      Dividends paid to a Non-U.S. Holder of our class A common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

      The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of our class A common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of our class A common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

•	the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the class A common stock.

      The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, and are not currently, a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of class A common stock.

Federal Estate Taxes

      Class A common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

     Dividends

      We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of class A common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

     Disposition of Common Stock

      The payment of the proceeds from the disposition of class A common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder provides the required information to the Internal Revenue Service.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated have severally agreed to purchase from us the following respective number of shares of class A common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares

Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
J.P. Morgan Securities Inc.
Credit Suisse First Boston Corporation
Morgan Stanley & Co. Incorporated

Total	14,650,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of class A common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of class A common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of class A common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $          per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $          per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 2,197,500 additional shares of class A common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the class A common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of class A common stock as the number of shares of class A common stock to be purchased by it in the above table bears to the total number of shares of class A common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of class A common stock to the underwriters to the extent the option is exercised. If any additional shares of class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of class A common stock less the amount paid by the underwriters to us per share of class A common stock. The underwriting discounts and commissions are      % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without Exercise	With Full Exercise
		of Over-allotment	of Over-allotment
	Fee per Share	Option	Option

Discounts and commissions paid by us	$	$	$

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors, all of our stockholders and certain holders of options to purchase our common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period by gift or for estate planning purposes or by a partnership or limited liability company to its partners or members so long as, in each case, the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our employee stock option plan. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with the offering, the underwriters may purchase and sell shares of our class A common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of class A common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our class A common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our class A common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our class A common stock. As a result, the price of our class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      At our request, the underwriters have reserved for sale at the initial public offering price up to 732,500  shares of our class A common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our class A common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

      A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. The representatives may agree to allocate a number of shares of class A common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of class A common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of class A common stock may be sold by the underwriters to securities dealers who may resell shares of class A common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

      Prior to this offering, there has been no public market for our class A common stock. Consequently, the initial public offering price of our class A common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

      Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our class A common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our class A common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

      Since we expect that more than 10% of the net proceeds of this offering will be received by members of the National Association of Securities Dealers, Inc., or the NASD, that are participating in this offering, the initial public offering price of our class A common stock will be established pursuant to Rule 2720(c) (3) of the Conduct Rules of the NASD. This rule requires that if a bona fide independent market does not exist for the class A common stock, then the price at which the class A common stock is distributed to the public can be no higher than that recommended by a “qualified independent underwriter” within the meaning of Rule 2720. Bear, Stearns & Co. Inc. has agreed to act as “qualified independent underwriter” within the meaning of Rule 2720 with respect to this offering. Accordingly, the price per share of our class A common stock set forth on the cover page of this prospectus is not higher than that recommended by Bear, Stearns & Co. Inc. in its capacity as “qualified independent underwriter.”

      Some of the underwriters or their affiliates have provided investment and commercial banking services to us and our subsidiaries and our affiliates and to Hicks Muse and its affiliates in the past and may do so in the future. They receive customary fees and commissions for these services. J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated acted as initial purchasers for the 1998 offerings of our 10% senior discount notes due 2008 and our 8 3/8% senior subordinated notes due 2008. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. acted as initial purchasers for the 2001 offerings of our 10% senior discount notes due 2008 and our 8% senior notes due 2008. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our senior credit facilities. Bankers Trust Company, an affiliate of Deutsche Bank Securities Inc. is also a lender under our senior credit facilities. Affiliates of J.P. Morgan Securities, Inc. own certain of the securities of Sunrise that are expected to be repaid with the proceeds of this offering. In addition, JPMorgan Chase Bank is the administrative agent and a lender under STC’s senior credit facilities. Each of JPMorgan Chase Bank and Bankers Trust Company will receive its proportionate share of any repayment of amounts outstanding under each of those facilities from the proceeds of this offering. Affiliates of some of the underwriters are limited partners in the Hicks Muse partnerships and its coinvestors that own portions of our common stock and the common stock of Sunrise. Morgan Stanley & Co. Incorporated is acting as financial advisor to us in connection with our acquisition of Sunrise and will receive customary fees for their services.

LEGAL MATTERS

      The validity of the Class A common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York. A number of partners of Weil, Gotshal & Manges LLP are investors in Hicks Muse sponsored limited partnerships that will own an aggregate of approximately 260,000 shares of our class B common stock attributable to the aggregate investment by those partners. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

EXPERTS

      The consolidated financial statements of LIN TV Corp. as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The combined balance sheet of Sunrise Television Corp. and Subsidiaries as of December 31, 2000 and 2001 and the related combined statements of operations, of cash flows and of changes in stockholders’ equity and comprehensive income for the years ended December 31, 1999, 2000 and 2001 included in this prospectus have been audited by Arthur Anderson LLP, independent certified public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Commission a registration statement on Form S-1 under the Securities Act regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the exhibits to the registration statement. For further information about us, you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other material we file with the Commission at the Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The site’s address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Four Richmond Square, Suite 200, Providence, Rhode Island 02906, Attention: Controller.

      We intend to furnish to each of our stockholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. We will also furnish to each of our stockholders such other reports as may be required by law.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of LIN TV Corp.:

      The creation of three classes of common stock, the reclassification of existing common stock and the 1-for-21 reverse common stock split described in Note 1 to the financial statements has not been consummated at April 19, 2002. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of LIN TV Corp. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 8, 2002

LIN TV CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,

	2000	2001

ASSETS
Current assets:
Cash and cash equivalents	$7,832	$17,236
Accounts receivable, less allowance for doubtful accounts (2000 — $1,679; 2001 — $1,802)	58,826	58,256
Program rights	13,614	14,696
Other current assets	4,302	1,603

Total current assets	84,574	91,791
Property and equipment, net	164,738	163,051
Deferred financing costs	36,298	34,567
Equity investments	91,798	82,594
Investment in Southwest Sports Group, at cost plus accrued interest	53,000	56,000
Program rights	4,155	5,448
Intangible assets, net	1,600,882	1,592,463
Other assets	9,918	10,372

Total Assets	$2,045,363	$2,036,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,226	$7,751
Program obligations	13,491	13,265
Accrued income taxes	5,578	5,481
Current portion of long-term debt	19,572	—
Accrued interest expense	10,809	19,502
Accrued sales volume discount	4,728	3,820
Other accrued expenses	16,604	14,267

Total current liabilities	78,008	64,086
Long-term debt, excluding current portion	968,685	1,056,223
Deferred income taxes, net	521,494	495,717
Program obligations	3,984	5,523
Other liabilities	7,002	10,083

Total liabilities	1,579,173	1,631,632

Commitments and Contingencies (Notes 13 and 14)
Stockholders’ equity:
Class A common stock, $0.01 par value, 100,000,000 shares authorized, 6,494,276 shares issued and outstanding	65	65
Class B common stock, $0.01 par value, 50,000,000 shares authorized, 19,193,882 shares issued and outstanding	192	192
Class C common stock, $0.01 par value, 50,000,000 shares authorized, 2 shares issued and outstanding	—	—
Additional paid-in capital	561,412	561,597
Accumulated deficit	(95,479)	(157,200)

Total stockholders’ equity	466,190	404,654

Total liabilities and stockholders’ equity	$2,045,363	$2,036,286

The accompanying notes are an integral part of the consolidated financial statements.

LIN TV CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,

	1999	2000	2001

Net revenues	$224,446	$295,706	$271,038
Operating costs and expenses:
Direct operating	57,292	78,693	81,373
Selling, general and administrative	49,123	64,193	64,630
Corporate	7,900	9,270	8,436
KXTX management fee	1,178	—	—
Amortization of program rights	15,029	21,214	21,847
Depreciation and amortization of intangible assets	57,934	63,734	65,925

Total operating costs and expenses	188,456	237,104	242,211

Operating income	35,990	58,602	28,827
Other (income) expense:
Interest expense	68,689	92,868	97,646
Investment income	(3,280)	(4,052)	(3,950)
Share of (income) loss in equity investments	5,488	(365)	4,121
Loss on WAND-TV exchange	—	2,720	—
Loss on disposition of KXTX-TV	2,212	—	—
Loss on derivative instruments	—	—	5,552
Loss on disposition of property and equipment, net	112	202	1,128
Other, net	(166)	(158)	(132)

Total other expense, net	73,055	91,215	104,365

Loss before provision for (benefit from) income taxes and extraordinary item	(37,065)	(32,613)	(75,538)
Provision for (benefit from) income taxes	(3,039)	1,581	(18,227)

Loss before extraordinary item	(34,026)	(34,194)	(57,311)
Extraordinary loss due to extinguishment of debt, net of tax benefit of $2,400	—	—	4,410

Net loss	$(34,026)	$(34,194)	$(61,721)

Basic and diluted earnings per common share:
Loss before extraordinary item	$(1.32)	$(1.33)	$(2.23)
Extraordinary loss, net of tax	—	—	$(0.17)
Net loss	$(1.32)	$(1.33)	$(2.40)
Weighted — average number of common shares outstanding used in calculating basic and diluted earnings per common share	25,682	25,687	25,688

The accompanying notes are an integral part of the consolidated financial statements.

LIN TV CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except for number of shares)

	Class A		Class B		Class C
	Common Stock		Common Stock		Common Stock		Additional		Total
							Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance at January 1, 1999	6,488,086	$65	19,193,882	$192	—	$—	$559,411	$(27,259)	$532,409
Net loss	—	—	—	—	—	—	—	(34,026)	(34,026)
Tax benefit from exercises of stock options	—	—	—	—	—	—	1,532	—	1,532

Balance at December 31, 1999	6,488,086	65	19,193,882	192	—	—	560,943	(61,285)	499,915
Net loss	—	—	—	—	—	—	—	(34,194)	(34,194)
Stock options exercised	6,190	—					130		130
Payments on exercises of phantom stock units	—	—	—	—	—	—	(133)	—	(133)
Tax benefit from exercises of stock options	—	—	—	—	—	—	472	—	472

Balance at December 31, 2000	6,494,276	65	19,193,882	192	—	—	561,412	(95,479)	466,190
Net loss	—	—	—	—	—	—	—	(61,721)	(61,721)
Payments on exercises of phantom stock units	—	—	—	—	—	—	(38)	—	(38)
Tax benefit from exercises of stock options	—	—	—	—	—	—	223	—	223

Balance at December 31, 2001	6,494,276	$65	19,193,882	$192	—	$—	$561,597	$(157,200)	$404,654

The accompanying notes are an integral part of the consolidated financial statements.

LIN TV CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,

	1999	2000	2001

Net loss	$(34,026)	$(34,194)	$(61,721)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization (including amortization of financing costs and note discounts)	85,346	95,311	105,210
Amortization of program rights	15,029	21,214	21,847
Interest on SSG preferred units	(3,000)	(3,000)	(3,000)
Loss on disposition of stations	2,212	2,720	—
Tax benefit from exercises of stock options	1,532	472	223
Deferred income taxes	(8,537)	(3,025)	(20,459)
Utilization of previously unrecognized acquired net operating losses, net	—	—	1,110
Extraordinary loss due to extinguishment of debt, net of tax benefit	—	—	4,410
Loss on derivative instruments	—	—	5,552
Net (gain) loss on disposition of property and equipment	(545)	220	1,128
Program payments	(15,293)	(22,750)	(22,386)
Share of loss (income) in equity investments	5,488	(365)	4,121
Provision for doubtful accounts	38	239	123
Changes in operating assets and liabilities, net of acquisitions and disposals:
Accounts receivable	(10,786)	(3,072)	447
Program rights, net of program obligations	(247)	239	(523)
Other assets	(15,837)	5,604	2,245
Accounts payable	(1,606)	1,798	488
Accrued income taxes	(5,326)	828	(97)
Accrued interest expense	(194)	315	8,693
KXTX management fee payable	(4,175)	—	—
Accrued sales volume discount	4,269	459	(908)
Other accrued expenses	7,375	(4,907)	(4,311)

Net cash provided by operating activities	21,717	58,106	42,192

INVESTING ACTIVITIES:
Capital expenditures	(18,191)	(29,126)	(21,503)
Proceeds from property and equipment disposals	6,560	—	923
Liquidating dividend on investment in SSDB	7,125	—	—
Capital distributions from equity investments	—	815	6,583
Investment in Banks Broadcasting, Inc.	(2,229)	(11,145)	(1,500)
Other investments	—	(3,000)	—
Payments for business combinations, net of cash acquired	(189,894)	(128,000)	(40,879)
Local marketing agreement expenditures	(640)	(3,625)	—

Net cash used in investing activities	(197,269)	(174,081)	(56,376)

FINANCING ACTIVITIES:
Net payments on exercises of phantom stock units	—	(133)	(38)
Proceeds from exercises of stock options	—	130	—
Proceeds from long-term debt related to acquisition of WNAC-TV	—	—	2,500
Proceeds from long-term debt related to acquisition of WWLP-TV	—	128,000	—
Proceeds from other long-term debt, net of issuance costs	153,000	19,000	264,515
Proceeds from revolver debt, net	18,000	500	13,000
Principal payments on long-term debt	(19,098)	(41,389)	(256,389)

Net cash provided by financing activities	151,902	106,108	23,588

Net increase (decrease) in cash and cash equivalents	(23,650)	(9,867)	9,404
Cash and cash equivalents at the beginning of the period	41,349	17,699	7,832

Cash and cash equivalents at the end of the period	$17,699	$7,832	$17,236

The accompanying notes are an integral part of the consolidated financial statements.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Background:

      LIN TV Corp. (“LIN TV”), together with its subsidiaries, including LIN Holdings Corp.(“Holdings”) and LIN Television Corporation (“LIN Television”), (together, the “Company”) was formed on July 18, 1997. The non-voting equity interest of LIN TV is owned by affiliates of Hicks, Muse, Tate & Furst Incorporated (“Hicks Muse”) and each of Royal W. Carson III and Randall S. Fojtasek own 50% of the voting equity interest in LIN TV.

      The Company is a television station group operator in the United States and Puerto Rico that owns fifteen television stations, nine of which are network-affiliated television stations. Additionally, the Company has local marketing agreements (“LMAs”) under which it programs four other network affiliated stations in the markets in which it operates.

      The Company owns and operates four CBS affiliates, four NBC affiliates, one ABC affiliate and six independent stations, one in New York and the others in Puerto Rico. Additionally, the Company has investments in ventures with third parties, through which it has an interest in television stations in locations throughout the United States of America (see Note 5). The Company is also the owner and operator of 28 low-power television stations.

      All of the Company’s consolidated subsidiaries fully and unconditionally guarantee the senior notes and credit facilities of Holdings and LIN Television on a joint and several basis (see Note 9). However, LIN TV does not guarantee the debt of its subsidiaries.

Equity Restructuring:

      The Company’s Board of Directors has passed a resolution to create three classes of common stock, classes A, B and C, to reclassify existing common stock, and to effect a 1-for-21 reverse common stock split to be consummated immediately prior to the initial public offering of securities. All references in the consolidated financial statements to shares of common stock have been retroactively adjusted to reflect this equity restructuring. Class A common stock and class C common stock will be voting common stock, although class C common stock will be entitled to 70% of LIN TV’s voting power. Class B common stock will have no voting rights, except that without the consent of a majority of the shares of class B common stock then outstanding, the Company may not enter into a wide range of corporate transactions (as described below). Affiliates of Hicks Muse will hold substantially all of the non-voting class B common stock. However, the class B common stock is convertible into class A or class C common stock under certain conditions. The total number of shares to be authorized is 100 million shares for class A common stock, 50 million shares for class B common stock, and 50 million shares for class C common stock, respectively.

      The class B common stock is generally not entitled to vote. However, without the consent of at least a majority of the shares of class B common stock then outstanding, the Company may not:

•	sell or transfer assets with a total fair market value equal to 10% or more of the value of the Company’s outstanding common stock;

•	merge or consolidate with another entity;

•	reclassify any of the Company’s securities;

•	reclassify, dissolve, liquidate or wind-up the Company’s affairs;

•	issue equity securities or those of any of our subsidiaries, other than securities issued by a wholly owned subsidiary to the Company or by the Company to another wholly-owned

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiary or securities issued under the Company’s stock option plan or phantom stock plan;

•	redeem or repurchase any shares of the Company’s or the Company’s subsidiaries’ capital stock, other than purchases made pursuant to the Company’s stock option plan or phantom stock plan;

•	amend or modify the Company’s charter or bylaws so as to affect adversely the rights of the class B common stock;

•	declare or pay any dividend or make any other distribution;

•	enter into any transaction with an affiliate of the Company, other than in its ordinary course of business;

•	enter into any transaction outside the Company’s ordinary course of business;

•	engage in any business or transaction that would require any direct or indirect owner of an equity interest in the Company to divest itself of any such interest;

•	incur or assume or permit any subsidiary to incur or assume any indebtedness in an amount equal to or greater than 10% of the Company’s fair market value;

•	engage in any business other than any business a majority of whose revenue is derived from the ownership and operation of television stations or any business that the Company conducted as of the date of filing of the Company’s second amended and restated charter; and

•	settle or allow any subsidiary to settle any claim outside the ordinary course of the Company’s business that involves any material restriction on the Company’s continued business or assets or that of any of the Company’s subsidiaries or affiliates.

Note 2 — Summary of Significant Accounting Policies:

      The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below:

Principles of Consolidation:

      The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated. The Company conducts its business through its subsidiaries and has no operations or assets other than its investment in its subsidiaries. Accordingly, no separate or additional financial information about the subsidiaries or the Company on a stand-alone basis is provided.

      Specifically, the only operating activity of the Company on a stand-alone basis in each of the three years ended December 31, 2001, was the receipt of $130,000 on the exercise of stock options in 2000. This amount was immediately contributed to the Company’s subsidiaries.

Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. The Company’s actual

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results could differ from these estimates. Estimates are used when accounting for the collectability of receivables and valuing intangible assets and net assets of businesses acquired.

Cash and Cash Equivalents:

      Cash equivalents consist of highly liquid, short-term investments that have an original maturity of three months or less when purchased. The Company’s excess cash is invested primarily in short-term U.S. Government securities.

Property and Equipment:

      Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets, generally 20 to 30 years for buildings and fixtures, and 3 to 15 years for broadcast and other equipment. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in the determination of net loss. Expenditures for maintenance and repairs are expensed as incurred.

Equity Investments:

      The Company’s equity investments are accounted for on the equity method, as the Company does not have a controlling interest. Accordingly, the Company’s share of the net loss or income of its equity investments is included in consolidated net loss.

Revenue Recognition:

      Broadcast revenue is recognized during the period in which advertising is aired. Barter revenue is accounted for at the fair value of the assets or services received or the advertising time surrendered, whichever is more clearly evident. Revenue from barter agreements is recorded at the time the advertising is broadcast, and barter expense is recorded at the time the services are used. The Company recognized barter revenue in the amount of $12.4 million, $9.3 million and $12.2 million in the years ended December 31, 1999, 2000 and 2001, respectively. The Company incurred barter expense in the amount of $12.2 million, $9.0 million and $12.0 million in the years ended December 31, 1999, 2000 and 2001, respectively.

Advertising Expense:

      The cost of advertising is expensed as incurred. The Company incurred advertising costs in the amount of $4.2 million, $4.9 million and $4.7 million in the years ended December 31, 1999, 2000 and 2001, respectively.

Intangible Assets:

      Intangible assets include FCC licenses, network affiliations and goodwill, all of which are being amortized over a period of 40 years (see Recently Issued Accounting Pronouncements). The Company does not separately attribute value to acquired FCC licenses and network affiliations, but instead regards these arrangements as one asset for accounting purposes and, as a result of the adoption of SFAS 142, there will be no amortization of intangible assets in 2002.

Long Lived-Assets:

      The Company periodically evaluates the net realizable value of long-lived assets, including tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value.

      An impairment assessment of enterprise level goodwill could be triggered by a significant reduction in operating results or cash flows at one or more of the Company’s television stations, or a forecast of such reductions, a significant adverse change in the advertising marketplaces in which the Company’s television stations operate, or by adverse changes to FCC ownership rules, amongst others. Goodwill is recorded at the television station level and, in the event that an impairment assessment is triggered, the need for an impairment charge would be measured by comparing the net book value of the related station to anticipated future operating cashflows from that station on an undiscounted basis.

      The future value of the Company’s FCC licenses could be significantly impaired by the loss of corresponding network affiliation agreements, or vice versa. Accordingly, such an event would trigger an assessment of the carrying value of the FCC license and network affiliation agreement recorded for each station affected by such an event (see Recently Issued Accounting Pronouncements).

Program Rights:

      Program rights are recorded as assets when the license period begins and the programs are available for broadcasting, at the gross amount of the related obligations. Costs incurred in connection with the purchase of programs to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast subsequently are considered noncurrent. The program costs are charged to operations over their estimated broadcast periods using the straight-line method. Program obligations are classified as current or noncurrent in accordance with the payment terms of the license agreement.

Accounting for Stock-Based Compensation:

      The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of the underlying common stock at the date of grant. The Company has adopted the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” through disclosure only (see Note 10).

Income Taxes:

      Deferred income taxes are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Concentration of Credit Risk:

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Concentration of credit risk with respect to cash and cash equivalents is limited as the Company maintains its primary banking relationships with only large nationally recognized institutions. Credit risk with respect to trade

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivables is limited, as the trade receivables are primarily from advertising revenues generated from a large diversified group of local and nationally recognized advertisers. The Company does not require collateral or other security against trade receivable balances; however, it does maintain reserves for potential credit losses and such losses have been within management’s expectations for all years presented.

Earnings per Share:

      Basic and diluted earnings per common share are computed in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per common share is computed by dividing loss attributable to common stockholders by the weighted average number of shares of common stock outstanding. There is no difference between basic and diluted earnings per share since potential common shares from the exercises of stock options and phantom units are anti-dilutive for all periods presented and are, therefore, excluded from the calculation. Options to purchase 1,661,000, 1,836,000 and 1,817,000 shares of common stock, and phantom units exercisable into 688,000, 682,000 and 680,000 shares of common stock were outstanding as of December 31, 1999, 2000 and 2001, respectively, but were not included in the calculation of diluted earnings per share because the effect of their inclusion would have been anti-dilutive.

Fair Value of Financial Instruments:

      Financial instruments, including cash and cash equivalents, accounts receivable and accounts payable are carried in the consolidated financial statements at amounts that approximate fair value at December 31, 2000 and 2001 (see Note 9 relating to debt). Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Reclassification:

      Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation.

Recently Issued Accounting Pronouncements:

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires, among other things, the purchase method of accounting to be applied for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The Company does not expect the application of SFAS No. 141 to have a material impact on its financial position or results of operations.

      In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which is generally effective for the Company from January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of the amortization of goodwill and FCC licenses and network affiliations, and the introduction of impairment testing in its place. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. Application of the non-amortization provisions of SFAS No. 142 for goodwill and FCC licenses and network affiliations is expected to result in an increase in operating income of approximately $43.6 million for the year ended December 31, 2002. At December 31, 2001, the Company had goodwill and FCC licenses and

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

network affiliations of approximately $1,592.5 million. Pursuant to SFAS No. 142, the Company will test its goodwill and FCC licenses and network affiliations for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of an accounting change. In addition, the Company will continue to review the need for a valuation allowance against certain of its deferred tax assets in the absence of the reversal of taxable temporary differences associated with goodwill and FCC licenses and network affiliation amortization. Certain provisions of SFAS No. 142 were applicable to business combinations that closed after June 30, 2001. As a result, the FCC licenses and network affiliations acquired in connection with the WJPX-TV, WKPV-TV, WJWN-TV and WNLO-TV purchases have not been amortized as they have an indefinite life.

      The Company intends to test impairment of its FCC license and network affiliations annually or whenever events or changes in circumstances indicate that such assets might be impaired. The impairment test shall consist of a comparison of the fair value of the FCC license and network affiliation with carrying amount on a station by station basis using the discounted cash flow valuation method.

      The Company intends to test impairment of its goodwill annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of the business with its carrying amount, including goodwill. If the fair value of the business exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the business exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss shall be recognized in an amount equal to that excess.

      Unaudited: As a result of its ongoing assessment of goodwill and intangible asset impairment, the Company anticipates that it will record an impairment charge in the range of $75.0 million to $100.0 million in 2002.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of.” SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business.” SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company on January 1, 2002. The Company does not expect the application of SFAS No. 144 to have a material impact on its financial position or results of operations.

Note 3 — Business Combinations:

      WNAC-TV: On June 5, 2001, the Company acquired the broadcast license and certain related assets of WNAC-TV, the FOX affiliate serving the Providence-New Bedford market. Simultaneously with the acquisition, the Company assumed an existing LMA agreement with STC Broadcasting, Inc., an entity in which Hicks Muse has a substantial economic interest, under which STC Broadcasting, Inc. will operate WNAC-TV. As a result of this LMA, the Company does not generate revenues or incur expenses from the operation of this station but, instead receives an annual fee of $100,000 from STC Broadcasting, Inc. The total purchase price, including transactions costs, was approximately $2.5 million, and was funded with a note payable to STC Broadcasting. The Company has accounted for the business combination under the purchase method of accounting. On January 22, 2002, the Company entered into an agreement to sell the

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

broadcast license and certain related assets of WNAC-TV to Super Tower, Inc. (See Note 18). The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed
Property and equipment	$16
FCC license and network affiliation	2,484

Total acquisition	$2,500

      WNLO-TV: On July 25, 2001, the Company acquired the broadcast license and operating assets of WNLO-TV (formerly called WNEQ-TV), an independent broadcast television station located in Buffalo, New York. The Company has been operating WNLO-TV since January 29, 2001 under an LMA. The total purchase price, including transactional costs, was approximately $26.0 million, and was funded by available cash. The Company has accounted for the business combination under the purchase method of accounting. The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed
Property and equipment	$644
FCC license and network affiliation	25,400

Total acquisition	$26,044

      WJPX-TV, WKPV-TV and WJWN-TV: On August 2, 2001, the Company acquired the common stock of S&E Network, Inc., a Puerto Rican corporation that owns WJPX-TV, an independent television station in San Juan, Puerto Rico, WKPV-TV, an independent television station in Ponce, Puerto Rico and WJWN-TV, an independent television station in San Sebastian, Puerto Rico. WKPV-TV and WJWN-TV currently rebroadcast the programming carried on WJPX-TV. The total purchase price, including transactional costs, was approximately $11.7 million, and was funded by available cash. The Company has accounted for the business combination under the purchase method of accounting. The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed
Current liabilities	$(37)
Property and equipment	1,327
Deferred taxes	2,943
FCC licenses	7,466

Total acquisition	$11,699

      Unaudited Pro Forma Results of Acquisitions. The following summarizes unaudited pro forma consolidated results of operations as if the acquisitions of WLFI-TV and WWLP-TV in 2000 had taken place as of January 1, 1999 and WNAC-TV, WNLO-TV, WJPX-TV and its satellite stations, WKPV-TV and WJWN-TV, in 2001, had taken place as of January 1, 2000 (in thousands):

	1999	2000	2001

Net revenues	$287,809	$302,056	$272,355
Operating income	47,495	60,809	29,076
Net loss	(37,396)	(33,035)	(61,579)
Basic and diluted net loss per common share	(1.46)	(1.29)	(2.40)

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The unaudited pro forma data give effect to actual operating results prior to the acquisitions and adjustments to interest expense, amortization and income taxes. No effect has been given to cost reductions and operating synergies in this presentation. The unaudited pro forma results do not necessarily represent results that would have occurred if the acquisitions had taken place as of the beginning of the periods presented, nor are they necessarily indicative of the results of future operations.

Note 4 — Related Party Transactions:

      Monitoring and Oversight Agreement. The Company is party to an agreement with Hicks, Muse & Co. Partners, L.P. (“Hicks Muse & Co.”), an affiliate of Hicks Muse, pursuant to which the Company agreed to pay Hicks Muse & Co. an annual fee (payable quarterly) for oversight and monitoring services. The aggregate annual fee is adjustable, on a prospective basis, on January 1 of each calendar year to an amount equal to 1% of the budgeted consolidated annual adjusted EBITDA of the Company for the then current fiscal year. Upon the acquisition by the Company of another entity or business, the fee is adjusted prospectively in the same manner using the pro forma consolidated annual adjusted EBITDA of the Company. In no event shall the annual fee be less than $1.0 million. Hicks Muse & Co. is also entitled to reimbursement for any expenses incurred by it in connection with rendering services allocable to the Company. The annual fee was $1.1 million, $1.3 million and $1.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      Financial Advisory Agreement. The Company is also party to an agreement with Hicks Muse Partners, pursuant to which Hicks Muse Partners receives a fee equal to 1.5% of the total value of certain transactions in which the Company is involved. Transactions subject to this agreement include a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction. This fee for the year ended December 31, 2001 was $539,000, relating to the acquisitions of WNLO-TV, WJPX-TV, WKPV-TV and WJWN-TV, and was included in the total cost of those acquisitions. This fee for the years ended December 31, 1999 and 2000 was $3.0 million and $1.8 million, respectively.

Note 5 — Equity Investments:

      The Company has investments in a number of ventures with third parties, through which it has an interest in television stations in locations throughout the United States of America. The following presents the Company’s basis in these ventures at December 31 (in thousands):

	2000	2001

NBC Joint Venture	$65,886	$56,259
WAND (TV) Partnership	13,784	13,458
Banks Broadcasting, Inc.	12,128	12,877

	91,798	82,594
Southwest Sports Group	53,000	56,000

	$144,798	$138,594

      NBC Joint Venture. The Company owns a 20.38% interest in a joint venture with NBC and accounts for its interest using the equity method, as the Company does not have a controlling interest. The Company received cash distributions from the joint venture of $0.8 million and

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$6.6 million for the years ended December 31, 2000 and 2001, respectively. The following presents the summarized financial information of the joint venture (in thousands):

	Year Ended December 31,

	1999	2000	2001

Net revenues	$142,578	$171,349	$146,630
Operating income	40,830	69,177	49,880
Net income (loss)	(24,144)	4,562	(14,935)

	December 31,

	2000	2001

Current assets	$32,716	$1,939
Non-current assets	241,408	248,118
Current liabilities	1,087	906
Non-current liabilities	815,500	815,500

      WAND (TV) Partnership: The Company has a 33 1/3% interest in a partnership (“WAND(TV)”) with Block Communications. The Company accounts for its interest using the equity method, as the Company does not have a controlling interest. The Company has also entered into a management services agreement with WAND (TV) Partnership to provide certain management, engineering and related services for a fixed fee. Included in this agreement is a cash management arrangement under which the Company incurs expenditures on behalf of WAND (TV) Partnership and is periodically reimbursed. Amounts due to the Company from WAND (TV) Partnership under this arrangement were approximately $1.6 million and $1.2 million at December 31, 2000 and 2001, respectively. The following presents the summarized financial information of the WAND (TV) Partnership from April 1, 2000 (date of inception)(in thousands):

	Period from
	Inception
	(April 1, 2000)
	to	Year Ended
	December 31,	December 31,
	2000	2001

Net revenues	$6,363	$6,386
Operating income (loss)	1,294	(747)
Net income (loss)	1,294	(711)

	December 31,

	2000	2001

Current assets	$2,825	$4,141
Non-current assets	35,143	34,104
Current liabilities	858	1,846

      Banks Broadcasting, Inc.: On August 15, 2000, the Company, 21st Century Group LLC, an entity in which Hicks Muse has a substantial economic interest, and BancAmerica Capital Investors SBIC I, L.P. acquired non-voting Series A Convertible Preferred Stock in Banks Broadcasting, Inc. Banks Broadcasting, Inc. is a broadcast station operator that owns and operates KWCV-TV, a WB affiliate, in Wichita, Kansas and KNIN-TV, a UPN affiliate serving the Boise, Idaho area.

      The Company’s preferred stock gives it a 50% non-voting interest in Banks Broadcasting, Inc. The Company is able to exercise significant, but not controlling, influence over the activities of Banks Broadcasting, Inc. through representation on the Board of Directors and, therefore, accounts

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for its investment using the equity method. The Company has also entered into a management services agreement with Banks Broadcasting, Inc. to provide certain management, engineering and related services for a fixed fee. Included in this is a cash management arrangement under which the Company incurs expenditures on behalf of Banks Broadcasting, Inc. and is periodically reimbursed . Amounts due to the Company from Banks Broadcasting, Inc. under this arrangement were approximately $1.2 million and $900,000 at December 31, 2000 and 2001, respectively.

      On March 20, 2001, the Board of Directors of Banks Broadcasting, Inc. approved a 1-for-100 reverse stock split of its common stock, par value $0.01 per share, its Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share, and its special non-voting common stock, par value $0.01 per share.

      The following presents the summarized financial information of Banks Broadcasting, Inc. from August 15, 2000 (date of inception) (in thousands):

	Period from
	Inception
	(August 15,) to	Year Ended
	December 31,	December 31,
	2000	2001

Net revenues	$1,990	$4,539
Operating loss	(998)	(2,426)
Net loss	(632)	(1,501)

	December 31,

	2000	2001

Current assets	$7,708	$2,969
Non-current assets	21,805	27,903
Current liabilities	2,530	2,481
Non-current liabilities	850	760
Redeemable preferred stock	268	298

      Southwest Sports Group Holdings LLC. The Company owns 500,000 units of Southwest Sports Group Holdings LLC (“SSG”) Series A Preferred Units, par value of $100 per unit. Affiliates of Hicks Muse have a substantial economic interest in SSG. The Series A Preferred Units are entitled to receive non-liquidating distributions prior to any junior ranked units of SSG in an amount equal to $100 per Series A Preferred Unit, minus the amount of previously made distributions, plus an amount of cumulative interest thereon at a rate of 6% per annum. The Company carries its investment in the Series A Preferred Units at cost and has recorded $9.0 million of accumulated interest on the Series A Preferred Units through December 31, 2001. As of December 31, 2001, no distributions have been made with respect to the Series A Preferred Units.

      SSG has the option at any time to redeem in whole or in part the outstanding Series A Preferred Units for an amount equal to par plus accumulated interest. The Company has the right to convert its Series A Preferred Units into Class A Units at the rate of 6% from January 1, 1999 to the redemption date at the earlier of (a) the date of consummation of an underwritten initial public offering of the Class A Units, (b) a change of control or (c) June 2, 2002.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Property and Equipment:

      Property and equipment consisted of the following at December 31 (in thousands):

	2000	2001

Land and land improvements	$10,971	$11,090
Buildings and fixtures	66,666	68,110
Broadcasting equipment and other	135,930	154,213

	213,567	233,413
Less accumulated depreciation	(48,829)	(70,362)

	$164,738	$163,051

      The Company recorded depreciation expense in the amount of $19.2 million, $21.3 million and $22.8 million in the years ended December 31, 1999, 2000 and 2001, respectively.

Note 7 — Intangible Assets:

      Intangible assets consisted of the following at December 31 (in thousands):

	2000	2001

FCC licenses and network affiliations	$1,055,653	$1,091,503
Goodwill	652,508	651,398
LMA purchase options	1,125	1,125

	1,709,286	1,744,026
Less accumulated amortization	(108,404)	(151,563)

	$1,600,882	$1,592,463

Note 8 — Derivative Instruments:

      Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and that changes in a derivative’s fair value be recognized currently in earnings unless specific hedge criteria are met. The Company uses derivative instruments to manage exposure to interest rate risks. The Company’s objective for holding derivatives is to minimize its interest rate risk.

      The Company uses interest rate collar, cap and swap arrangements, not designated as hedging instruments under SFAS No. 133, in the notional amount of $430.0 million at December 31, 2001 to mitigate the impact of the variability in interest rates in connection with its variable rate senior credit facility and fixed rate senior notes. The aggregate fair value of the arrangements at December 31, 2001 was a liability of $5.6 million. Other (income) expense for the year ended December 31, 2001 includes $5.6 million from the marking-to-market of these derivative instruments.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Long-term Debt:

      Long-term debt consisted of the following at December 31 (in thousands):

	2000	2001

Senior Credit Facilities	$425,690	$182,300
$300,000, 8 3/8% Senior Subordinated Notes due 2008 (net of discount of $432 at December 31, 2001)	299,442	299,568
$325,000, 10% Senior Discount Notes due 2008 (net of discount of $34,935 at December 31, 2001)	263,125	290,065
$100,000, 10% Senior Discount Notes due 2008 (net of discount of $21,045 at December 31, 2001)	—	78,955
$210,000, 8% Senior Notes due 2008 (net of discount of $7,165 at December 31, 2001)	—	202,835
$2,500, 7% STC Broadcasting Note due 2006	—	2,500

Total debt	988,257	1,056,223
Less current portion	(19,572)	—

Long-term debt	$968,685	$1,056,223

Senior Credit Facilities:

      The Senior Credit Facilities include a revolving line of credit for $160.0 million, a Tranche B Term Loan for $87.0 million and Incremental Term Loans for $85.3 million. Of the $160.0 million available under the revolving line of credit, $100.0 million is restricted for the mandatory principal redemption payment on the Senior Discount Notes. As of December 31, 2001, the Company had $10.0 million outstanding under the revolving line of credit. The revolving line of credit is available until maturity on March 31, 2005. As of December 31, 2001, the Company had $87.0 million outstanding under the Tranche B Term Loan. The repayment of the Tranche B Term Loan begins March 31, 2005 until final maturity on March 31, 2007. As of December 31, 2001, the Company had $85.3 million outstanding under the Incremental Term Loans. The Incremental Term Loans become due September 30, 2007.

      Borrowings under the Senior Credit Facilities bear interest at a rate based, at the option of the Company, on an adjusted LIBOR rate (“Adjusted LIBOR”), or the higher of JPMorgan Chase Bank’s prime rates, certificate of deposits rate plus 1.00%, or the Federal Funds effective rate plus  1/2 of 1.00% plus an incremental rate based on the Company’s financial performance. As of December 31, 2000, the interest rates ranged from 8.00% to 9.04%, based on the Adjusted LIBOR. As of December 31, 2001, the interest rates ranged from 4.69% to 5.44%, based on the Adjusted LIBOR. The Company is required to pay quarterly commitment fees ranging from 0.25% to 0.50%, based upon the Company’s leverage ratio for that particular quarter, on the unused portion of the Senior Credit Facilities, in addition to annual agency and other administration fees.

      The obligations of Holdings under the Senior Credit Facilities are unconditionally and irrevocably guaranteed, jointly and severally, by each existing and subsequently acquired or organized subsidiary of Holdings, but not by LIN TV. In addition, substantially all of the assets of Holdings and its subsidiaries are pledged as collateral against the performance of these obligations. The Senior Credit Facilities are subject to compliance with certain financial covenants, such as consolidated leverage and interest coverage, and other conditions set forth in the credit agreement.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Subordinated Notes:

      On March 3, 1998, LIN Television issued $300 million aggregate principal amount of 8 3/8% Senior Subordinated Notes due 2008 in a private placement for net proceeds of $290.3 million. Such Senior Subordinated Notes were subsequently registered with the SEC pursuant to a Registration Statement filed on August 12, 1998. The Senior Subordinated Notes are uncollateralized obligations of LIN Television without collateral rights, subordinated in right of payment to all existing and any future senior indebtedness of LIN Television. The Senior Subordinated Notes are fully and unconditionally guaranteed, on a joint and several basis, by all wholly owned subsidiaries of LIN Television. Interest on the Senior Subordinated Notes accrues at a rate of 8 3/8% per annum and is payable in cash, semi-annually in arrears, commencing on September 1, 1998. LIN Television is subject to compliance with certain financial covenants, such as consolidated leverage and interest coverage, and other conditions set forth in the credit agreement. The Senior Subordinated Notes are subject to early redemption provisions in the event of a change in control.

Senior Discount Notes:

      On March 3, 1998, Holdings issued $325 million aggregate principal amount at maturity of 10% senior discount notes due 2008 in a private placement. Such senior discount notes were subsequently registered with the SEC pursuant to a Registration Statement filed on August 12, 1998. The senior discount notes were issued at a discount and generated net proceeds of $192.6 million. The senior discount notes are uncollateralized senior obligations and are not guaranteed. Cash interest will not accrue or be payable on the senior discount notes prior to March 1, 2003. Thereafter, cash interest will accrue at a rate of 10% per annum and will be payable semi-annually in arrears commencing on September 1, 2003. Holdings is subject to compliance with certain financial covenants, such as consolidated leverage and interest coverage, and other conditions set forth in the credit agreement. The Senior Discount Notes are subject to early redemption provisions in the event of a change in control. A mandatory principal redemption amount (expected to be $125 million) related to the Senior Discount Notes will become due and payable in a lump sum on March 1, 2003.

      On June 14, 2001, Holdings issued $100 million aggregate principal amount at maturity of 10% Senior Discount Notes due 2008 in a private placement. The Senior Discount Notes were issued at a discount to yield 12.5% and generated net proceeds of $73.9 million. Financing costs of $2.4 million were incurred in connection with the issuance and are being amortized over the term of the debt. The Senior Discount Notes are unsecured senior obligations of Holdings and are not guaranteed. Cash interest will not accrue or be payable on the Senior Discount Notes prior to March 1, 2003. Cash interest will accrue at a rate of 10% per annum and will be payable semi-annually in arrears commencing on September 1, 2003. Holdings is subject to compliance with certain financial covenants and other conditions. The Senior Discount Notes are subject to early redemption provisions in the event of a change of control.

Senior Notes:

      On June 14, 2001, LIN Television issued $210 million aggregate principal amount at maturity of 8% Senior Notes due 2008 in a private placement. The Senior Notes were issued at a discount to yield 8 3/4% and generated net proceeds of $202.2 million. The Senior Notes are uncollateralized senior obligations of LIN Television and are not guaranteed. Financing costs of $4.5 million were incurred in connection with the issuance and are being amortized over the term of the debt. Cash interest on the Senior Notes accrues at a rate of 8% per annum and will be payable semi-annually

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in arrears commencing on January 15, 2002. LIN Television is subject to compliance with certain financial covenants, such as consolidated leverage and interest coverage, and other conditions set forth in the credit agreement. The Senior Notes are subject to early redemption provisions in the event of a change of control.

      A portion of the proceeds from the Senior Notes and Senior Discount Notes issued in June 2001, less certain transactional costs, was used to repay $233.2 million of the Company’s existing Senior Credit Facilities. The Company incurred an extraordinary charge of $4.4 million, net of a tax benefit of $2.4 million, related to the write-off of unamortized deferred financing costs attributable to the early settlement of this debt.

      Simultaneously with the consummation of the offering of the new notes in 2001, the Company obtained certain amendments to its existing Senior Credit Facilities which:

i. provided for the adjustment of certain financial covenants and ratio tests; and

ii. increased certain fees and interest rate spreads.

      As a result of the repayment of the term loans under the Senior Credit Facilities in June 2001, there is expected to be no required principal payments until December 2005.

      The following are the adjustments made to the financial covenant and ratio tests under the Senior Credit Facilities:

	1Q01		2Q01		3Q01		4Q01		1Q02		2Q02		3Q02		4Q02

Maximum Leverage Ratio:
Amended	7.40	x	7.40	x	7.40	x	7.40	x	7.40	x	7.40	x	7.40	x	7.40x
Prior	6.75	x	6.75	x	6.75	x	6.75	x	6.75	x	6.75	x	6.40	x	6.40x
Minimum Interest Coverage Ratio:
Amended	1.50	x	1.50	x	1.50	x	1.50	x	1.50	x	1.50	x	1.50	x	1.50x
Prior	1.70	x	1.70	x	1.70	x	1.70	x	1.75	x	1.75	x	1.85	x	1.85x

      Future payments in connection with the Senior Credit Facilities, Senior Subordinated Notes, Senior Discount Notes and Senior Notes at December 31, 2001 are as follows:

2002	$—
2003	125,000
2004	—
2005	12,994
2006	67,799
Thereafter	850,430

$1,056,223

      On October 26, 2001, the Company filed an effective exchange offer to allow holders of the Senior Notes and Senior Discount Notes issued in June 2001 to exchange their notes for registered notes with essentially identical terms.

      The fair values of the Company’s long-term debt are estimated based on quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining maturities. The carrying amounts and fair values of long-term debt were as follows at December 31 (in thousands):

	2000	2001

Carrying amount	$988,257	$1,056,223
Fair value	932,565	944,751

Note 10 — Stockholders’ Equity:

      Stock Option Plan. Pursuant to the Company’s 1998 Option Plan (the “1998 Option Plan”) nonqualified options in the Company’s class A common stock have been granted to certain directors, officers and key employees of the Company.

      Options granted under the 1998 Option Plan have exercise prices equal to or more than the fair market value of the underlying common stock at the date of grant. The Board of Directors, in assessing the fair market value of common stock, considered factors relevant at the time, including recent third-party transactions, composition of the management team, recent hiring results, financial condition and operating results and the lack of a public market for the Company’s common stock.

      Options granted under the 1998 Option Plan generally have straight-line vesting terms over four or five years and expire ten years from the date of grant. At December 31, 2001, there were 71,000 shares available for future grant under the 1998 Option Plan.

      Pro Forma information regarding net loss as required by SFAS No. 123, “Accounting for Stock-Based Compensation” has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1999, 2000 and 2001: a risk free interest rate of 5.96%, 5.92% and 4.95%, respectively, and a weighted-average expected life of the options of seven years. No expected dividend yield was included in the option-pricing model. If the Company had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option grants, net loss would have been changed to the pro forma amounts indicated below (in thousands):

	Year Ended December 31,

	1999	2000	2001

Pro forma net loss	$(36,225)	$(36,658)	$(64,378)

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides additional information regarding the 1998 Option Plan (shares in thousands):

	1998 Option Plan
	Year Ended December 31,

	1999		2000		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of period	1,564	$17.66	1,661	$17.97	1,836	$18.83
Granted	188	20.29	259	25.10	59	25.44
Exercised	—		(6)	19.46	—
Forfeited	(91)	17.58	(78)	21.24	(78)	20.86

Outstanding at end of period	1,661	17.97	1,836	18.83	1,817	18.96

Options exercisable at period-end	525		809		1,106

Weighted-average fair value of options granted during the period	$6.93		$8.40		$7.35

      The following table summarizes information about the 1998 Option Plan at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable

		Weighted-Average	Weighted-		Weighted-
Range of Exercise	Number	Remaining	Average	Number	Average
Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$10.00-$19.99	533	6.2 years	$11.55	456	$11.48
$20.00-$26.25	1,284	7.2 years	23.10	650	21.33

      Phantom Stock Unit Plan. Pursuant to the Company’s 1998 Phantom Stock Plan (“Phantom Stock Units Plan”), and as partial consideration for the acquisition of LIN Television by the Company in 1998, phantom units exercisable into shares of the Company’s class A common stock and with a $0 exercise price were issued to officers and key employees. As a non-compensatory element of the total purchase price of LIN Television, the phantom units are not subject to variable accounting and any cash paid on exercise of the phantom units is accounted for as a reduction to Additional Paid-in Capital.

      The phantom units expire ten years from the date of issuance, are non-forfeitable, and are exercisable at a date selected by the holder within the ten year term.

      The following table provides additional information regarding the Phantom Stock Units Plan (shares in thousands):

	Phantom Stock Units Plan
	Year Ended December 31,

	1999	2000	2001
	Shares	Shares	Shares

Outstanding at beginning of period	688	688	682
Exercised	—	(6)	(2)

Outstanding at end of period	688	682	680

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Income Taxes:

      The Company files a consolidated federal income tax return. Provision for (benefit from) income taxes included in the accompanying consolidated statements of operations consisted of the following (in thousands):

	Year Ended December 31,

	1999	2000	2001

Current:
State	$340	$1,102	$859
Foreign	53	315	110

	393	1,417	969

Deferred:
Federal	(4,057)	(2,911)	(20,799)
State	(825)	(133)	(128)
Foreign	1,450	3,208	1,731

	(3,432)	164	(19,196)

	$(3,039)	$1,581	$(18,227)

      The components of the loss before income taxes were as follows (in thousands):

	Year Ended December 31,

	1999	2000	2001

United States of America	$(40,784)	$(40,839)	$(81,172)
Foreign	3,719	8,226	5,634

Loss before income taxes	$(37,065)	$(32,613)	$(75,538)

      The following table reconciles the amount that would be benefited by applying the 35% federal statutory rate to loss before income taxes to the actual provision for (benefit from) income taxes (in thousands):

	Year Ended December 31,

	1999	2000	2001

Benefit assuming federal statutory rate	$(12,973)	$(11,415)	$(26,438)
State taxes, net of federal tax benefit	(315)	630	430
Amortization	9,379	9,948	6,452
Foreign taxes, net of federal tax benefit	996	2,290	964
Other	(126)	128	365

	$(3,039)	$1,581	$(18,227)

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the net deferred tax liability are as follows at December 31 (in thousands):

	2000	2001

Deferred tax liabilities:
Intangible assets	$506,071	$504,871
Property and equipment	22,642	20,478
Investments	12,258	13,308

	540,971	538,657

Deferred tax assets:
Net operating loss carryforwards	(20,701)	(37,736)
Valuation allowance	5,576	3,868
Other	(4,352)	(9,072)

	(19,477)	(42,940)

Net deferred tax liabilities	$521,494	$495,717

      The valuation allowance relates to certain acquired net operating loss carryovers in Puerto Rico. At the time of the acquisition, the Company had determined that it was more likely than not that these deferred tax assets would not be realized. During the year ended December 31, 2001, the Company reduced the valuation allowance by approximately $1.7 million to reflect the usage of a portion of these losses. The Company, under the applicable accounting standards, has concluded that it is more likely than not that the remaining losses will not be realized and, therefore, has retained a valuation allowance of $3.9 million as of December 31, 2001. All reductions to the valuation allowance are recorded as a decrease to acquisition related intangible assets, rather than a tax provision benefit, as the net operating loss carryovers were fully reserved at the time of the related business combination. The Company reevaluates positive and negative evidence relating to the need for a valuation allowance periodically.

      At December 31, 2001, the Company had a federal net operating loss carryforward of approximately $87.1 million that begins to expire in 2019. The Company also has net operating loss carryforwards in Puerto Rico in separate legal entities of $9.9 million and $8.6 million, which expire between 2002 through 2005 and 2002 through 2007, respectively. Under the provisions of the Internal Revenue Code, future substantial changes in the Company’s ownership could limit the amount of net operating loss carryforwards which could be used annually to offset future taxable income and income tax liability.

Note 12 — Retirement Plans:

      401(k) Plan. The Company provides a defined contribution plan (“401(k) Plan”) to substantially all of its employees. The Company makes contributions to employees groups that are not covered by another retirement plan sponsored by the Company. Contributions made by the Company vest based on the employee’s years of service. Vesting begins after six months of service in 20% annual increments until the employee is 100% vested after five years. The Company matches 50% of the employee’s contribution up to 6% of the employee’s total annual compensation. The Company contributed $891,000, $1.1 million and $1.2 million to the 401(k) Plan in the years ended December 31, 1999, 2000 and 2001, respectively.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Retirement Plans. The Company has a number of noncontributory defined retirement plans covering certain of its employees in the United States and Puerto Rico. Contributions are based on periodic actuarial valuations and are charged to operations on a systematic basis over the expected average remaining service lives of current employees. The net pension expense is assessed in accordance with the advice of professionally qualified actuaries. The benefits under the defined benefit plans are based on years of service and compensation.

      The benefit obligation, accumulated benefit obligation, and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets, were $2.2 million, $1.3 million and $0 at December 31, 1999; $2.5 million, $1.5 million and $0 at December 31, 2000, and $2.8 million, $1.7 million and $0 at December 31, 2001, respectively.

      The components of the net pension expense included in the financial statements and information with respect to the change in benefit obligation, change in plan assets, the funded status of the retirement plans and underlying assumptions are as follows:

Retirement Plans

(Amounts in thousands, except percentages)

	Year Ended December 31,

	1999	2000	2001

Change in benefit obligation
Benefit obligation, beginning of period	$62,448	$55,637	$58,553
Service cost	1,146	944	1,047
Interest cost	4,104	4,148	4,351
Plan amendments	—	(216)	—
Actuarial loss (gain)	(10,563)	(16)	3,141
Benefits paid	(1,498)	(1,944)	(2,338)

Benefit obligation, end of period	$55,637	$58,553	$64,754

Change in plan assets
Fair value of plan assets, beginning of period	$63,965	$69,279	$66,824
Actual return on plan assets	6,812	(511)	1,028
Benefits paid	(1,498)	(1,944)	(2,338)

Fair value of plan assets, end of period	$69,279	$66,824	$65,514

Funded status of the plan	$13,642	$8,321	$810
Unrecognized actuarial gain	(19,422)	(13,227)	(4,982)
Unrecognized prior service cost	439	210	198
Unrecognized net transition asset	(660)	(329)	—

Total amount recognized and accrued benefit liability	$(6,001)	$(5,025)	$(3,974)

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	1999	2000	2001

Assumptions as of period end
Discount rate	7.00- 7.50%	7.50- 8.00%	7.25- 8.00%
Expected return on plan assets	7.00- 8.25%	7.00- 8.25%	7.00- 8.25%
Rate of compensation increase	4.00- 5.00%	4.00- 5.00%	4.00- 5.00%
Net periodic cost
Service cost	$1,146	$944	$1,047
Interest cost	4,104	4,148	4,351
Expected return on assets	(4,510)	(5,087)	(5,478)
Prior service cost amortization	256	12	12
Actuarial gain recognized	16	(618)	(638)
Transition amount recognized	(329)	(329)	(329)

Net periodic (credit) cost	$683	$(930)	$(1,035)

Note 13 — Commitments and Contingencies:

  Commitments:

      The Company leases land, buildings, vehicles and equipment under noncancelable operating lease agreements that expire at various dates through 2011. Commitments for noncancelable operating lease payments at December 31, 2001 are as follows (in thousands):

2002	$924
2003	834
2004	298
2005	158
2006	101
Thereafter	1,234

$3,549

      Rent expense included in the consolidated statements of operations was $1.4 million, $1.3 million and $1.0 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      The Company has entered into a commitment for future capital purchases of $3.0 million payable in 2002 related to the conversion from analog to digital television.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has also entered into commitments for future syndicated news, entertainment, and sports programming. Future payments associated with these commitments at December 31, 2001 are as follows (in thousands):

		Future
Year	Recorded	Contracts

2002	$13,265	$4,605
2003	3,596	6,080
2004	1,849	5,660
2005	78	4,315
2006	—	2,123

	$18,788	$22,783

Contingencies:

      Changes in FCC Ownership Rules. Effective November, 2000, and as modified in January, 2001, the FCC has significantly revised certain of its broadcast ownership regulations. Among the FCC actions were:

1. relaxing the “duopoly” rule to permit substantially more frequent waivers of the rule and permitting ownership of two television stations in a local market under certain circumstances;

2. determining that television LMAs were equivalent to ownership for purposes of the local ownership rules and thus permissible only where ownership was permissible;

3. grandfathering television LMAs entered into prior to November 5, 1996, until at least after the conclusion of a rulemaking, to be initiated no sooner than 2004, and examining whether it would be in the public interest to permit such combinations to continue;

4. permitting the free transferability of grandfathered LMAs during the grandfather period but limiting the transferability of television duopolies where one entity owns both stations; and

5. modifying the FCC’s radio-television cross-ownership rules to permit the possession of “attributable” ownership interests in a maximum of two television stations and six radio stations in larger markets and two television and four radio stations in smaller markets.

      Under the new rules, the Company has exercised its option to purchase three of its LMA stations (in Grand Rapids, Norfolk, New Haven) and expects to close on these transactions in the first quarter of 2002 (see Note 18). The future payments required at the closing of these transactions totaled $7.4 million as of December 31, 2001. The Company believes that the fourth LMA (in Austin) will either be eligible for conversion to ownership or alternative management without a material financial impact.

      GECC Note. General Electric Capital Corporation (“GECC”) provided debt financing in connection with the formation of the joint venture with NBC in the form of an $815.5 million 25-year non-amortizing senior secured note bearing an initial interest rate of 8.0% per annum. The Company expects that the interest payments on the GECC note will be serviced solely by the cash flow of the joint venture. The GECC note is not an obligation of the Company, but is recourse to the joint venture, the Company’s equity interests therein and to a subsidiary of the Company which owns approximately 63% of Holdings, pursuant to a guarantee (the “Guarantor”). If the joint venture were unable to pay principal or interest on the GECC note and GECC could not otherwise

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

get its money back from the joint venture, GECC could require the Guarantor to pay the shortfall of any outstanding amounts under the GECC note. If this happened, the Company could experience material adverse consequences, including:

•	GECC could force the Guarantor to sell the stock of Holdings held by the Guarantor to satisfy outstanding amounts under the GECC note;

•	if more than 50% of the ownership of Holdings had to be sold to satisfy the GECC Note, it could cause an acceleration of the Company’s senior credit facilities, senior notes, senior subordinated notes and senior discount notes; and

•	if the GECC note is prepaid because of an acceleration on default or otherwise, or if the note is repaid at maturity, the Company may incur a substantial tax liability.

      The joint venture is approximately 80% owned by NBC, and NBC controls the operations of the stations through a management contract. Therefore, the operation and profitability of those stations, and the likelihood of a default under the GECC note, are primarily within NBC’s control.

      Litigation. The Company currently and from time to time is involved in litigation incidental to the conduct of its business. In the opinion of the Company’s management, none of such litigation as of December 31, 2001 is likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 14 — Local Marketing Agreements:

      The Company has entered into an option and put agreement that would enable or require the Company to purchase KNVA-TV for a fixed amount under certain conditions. Given the changes in FCC ownership rules, the Company, at the option of the parties involved in the LMA contract, could be required to purchase the LMA station. The potential commitment for fulfilling the put options was approximately $9.0 million, subject to adjustments for monthly rental payments and outstanding loans, at December 31, 2001. In connection with its LMAs for WCTX-TV and KNVA-TV, the Company is committed to pay minimum future periodic fees of $706,667 at December 31, 2001.

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15 — Unaudited Quarterly Data (in thousands):

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,
	2000	2000	2000	2000

Net revenues	$59,274	$77,798	$72,094	$86,540
Operating income	4,291	17,724	11,204	25,383
Net income (loss)	(22,566)	(6,606)	(7,331)	2,309
Basic and diluted earnings per common share	$(0.87)	$(0.26)	$(0.29)	$0.09

	March 31,	June 30,	September 30,	December 31,
	2001	2001	2001	2001

Net revenues	$58,028	$73,046	$63,534	$76,430
Operating income (loss)	(1,378)	11,268	2,773	16,164
Net loss	(21,775)	(11,999)	(19,528)	(8,419)
Basic and diluted earnings per common share:
Loss before extraordinary item	$(0.85)	$(0.29)	$(0.76)	$(0.33)
Extraordinary loss net of tax	—	$(0.17)	—	—
Net loss	$(0.89)	$(0.47)	$(0.76)	$(0.33)

Note 16 — Supplemental Disclosure of Cash Flow Information (in thousands):

	Year Ended December 31,

	1999	2000	2001

Cash paid for interest	$43,732	$63,082	$50,348
Cash paid for income taxes	$599	$1,011	$1,048
Non cash investing activities:
Value of preferred units received on disposal of KXTX	$47,000
Cash investing activities:
On June 30, 1999, the Company acquired WOOD-TV and its LMA WOTV-TV for approximately $142.4 million. In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets	$158,146
Cash paid	(142,385)

Liabilities assumed	$15,761

On October 19, 1999, the Company acquired Pegasus Broadcasting of San Juan, LLC for approximately $71.8 million. In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets	$89,575
Cash paid	(71,800)

Liabilities assumed	$17,775

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	1999	2000	2001

On April 1, 2000, the Company exchanged two-thirds of WAND-TV for WLFI-TV, Inc. valued at approximately $23.7 million. In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets		$23,820
2/3 of WAND-TV		(23,745)

Liabilities assumed		$75

On November 10, 2000, the Company acquired WWLP-TV for approximately $128.0 million In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets		$128,635
Cash paid		(128,000)

Liabilities assumed		$635

On June 5, 2001, the Company acquired WNAC-TV for approximately $2.5 million In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets			$2,500
Note issued			(2,500)

Liabilities assumed			$—

On July 25, 2001, the Company acquired WNLO-TV for approximately $26.0 million In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets			$26,044
Cash paid			(26,044)

Liabilities assumed			$—

On August 2, 2001, the Company acquired the common stock of S&E Network, Inc. for approximately $11.7 million. In conjunction with this acquisition, liabilities were assumed as follows:
Fair value of assets acquired and intangible assets			$11,736
Cash paid			(11,699)

Liabilities assumed			$37

LIN TV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Valuation and Qualifying Accounts:

	Balance at	Charged
	Beginning of	to		Balance at
	period	Operations	Deductions	End of Period

Year ended December 31, 1999
Allowance for doubtful accounts	$1,880	$493	$455	$1,918
Year ended December 31, 2000
Allowance for doubtful accounts	$1,918	$532	$771	$1,679
Year ended December 31, 2001
Allowance for doubtful accounts	$1,679	$1,069	$946	$1,802

Note 18 — Subsequent Events:

      Sunrise Management Agreement. On January 7, 2002, the Company entered into a management services agreement with STC Broadcasting, Inc. (“Sunrise”) under which the Company will assume the management of certain of Sunrise’s television stations. Sunrise is an entity in which Hicks Muse has a substantial economic interest.

      Once certain regulatory approvals are received, it is anticipated that Gary R. Chapman, the Company’s Chairman, President and CEO, will be appointed to the same positions at Sunrise and that other Company executives will be appointed to serve as Sunrise officers. Mr. Chapman and the other Company executives will also continue to serve in their present capacities at the Company.

      Acquisition of WOTV-TV and WVBT-TV FCC Licenses. On January 29, 2002, the Company acquired the FCC license of WOTV-TV for $2.8 million. The Company has operated WOTV-TV under an LMA agreement since October 30, 1991. The Company intends to account for the acquisition of the FCC license under the purchase method of accounting.

      On January 31, 2002, the Company acquired the FCC license of WVBT-TV for $1.5 million. The Company has operated WVBT-TV under an LMA agreement since June 14, 1994. The Company intends to account for the acquisition of the FCC license under the purchase method of accounting.

      Sale of WNAC-TV. On January 25, 2002, the Company entered into an agreement to sell its interest in WNAC-TV to Super Towers, Inc. in return for a $2.5 million promissory note. Super Towers, Inc. is owned by the brother-in-law of one of the Company’s Vice Presidents.

      Merger Agreement with Sunrise Television Corp. On February 19, 2002, the Company agreed to acquire Sunrise Television Corp. (“Sunrise”) subject to, among other things, completion of a proposed initial public offering of equity securities and FCC approval. The Company has filed a registration statement with the SEC, which has not yet been declared effective. The Company expects to complete this public offering in the second quarter of 2002, and to close on the acquisition of Sunrise at that time. In connection with the acquisition of Sunrise, the Company will issue common stock, options and warrants with an expected value of approximately $25.1 million in exchange for Sunrise’s common stock, options and warrants. In addition, affiliates of Hicks Muse will acquire from a third-party the face amount, plus accrued interest and accumulated dividends, which was approximately $78.3 million as of December 31, 2001, of Sunrise’s 14% redeemable preferred stock and 14% senior subordinated notes due 2007, and will then exchange these obligations for a number of shares of the Company’s class B common stock with an equivalent value. The Company intends to use part of the proceeds from its planned initial public offering to repay the remaining debt of Sunrise. The Company intends to account for this transaction under the purchase method of accounting.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Directors of Sunrise Television Corp.:

      We have audited the accompanying consolidated balance sheets of Sunrise Television Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Television Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Arthur Andersen LLP

Tampa, Florida,

February 19, 2002 (except with respect
to the matters discussed in Note 24, as to
which the date is March 29, 2002)

SUNRISE TELEVISION CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31,

	2001	2000

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,115	$5,026
Accounts receivable, net of allowance for doubtful accounts of approximately $747 and $336, respectively	13,426	8,620
Current portion of program rights	6,070	3,468
Other current assets	288	222
Broadcast assets held for sale, current	39,468	70,101

Total current assets	67,367	87,437
PROPERTY AND EQUIPMENT, net	35,165	28,088
INTANGIBLE ASSETS, net	180,650	163,357
BROADCAST ASSETS HELD FOR SALE, net of current portion	—	53,018
OTHER ASSETS, net	21,381	17,496

Total assets	$304,563	$349,396

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,212	$2,513
Accrued expenses	6,437	5,545
Current portion of program rights payable	7,240	3,485
Broadcast liabilities related to assets held for sale, current	2,249	4,663
Current portion of long-term debt	—	8,000

Total current liabilities	21,138	24,206
LONG-TERM DEBT, net of current portion	148,298	211,275
LONG-TERM INTEREST PAYABLE	7,920	3,688
DEFERRED TAXES	—	4,421
PROGRAM RIGHTS PAYABLE, net of current portion	14,765	5,516
BROADCAST LIABILITIES RELATED TO ASSETS HELD FOR SALE, net of current portion	—	693
SUBSIDIARY REDEEMABLE PREFERRED STOCK
Series A, liquidation preference of $30,000	57,507	49,870
STOCKHOLDERS’ EQUITY:
Common stock, par value $.01 per share, 2,502,000 shares authorized 891,500, issued and outstanding	9	9
Common stock warrants	1,083	1,083
Additional paid-in capital	112,203	112,203
Accumulated other comprehensive income	196	—
Accumulated deficit	(58,556)	(63,568)

Total stockholders’ equity	54,935	49,727

Total liabilities and stockholders’ equity	$304,563	$349,396

See accompanying notes to consolidated financial statements.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Years Ended December 31,

	2001	2000	1999

NET BROADCASTING REVENUES:
Spot revenues, net of agency and national representative commissions of $10,237, $11,360, and $12,080, respectively	$57,866	$64,167	$67,664
Network compensation	2,854	4,045	5,340
Income from joint operating agreements	1,995	4,279	3,622
Income from time brokerage agreements	97	3,677	—
Revenues realized from barter transactions	2,717	2,577	2,913
Other	1,425	1,486	1,618

Total net broadcasting revenues	66,954	80,231	81,157

EXPENSES:
Station operating	19,286	18,018	20,955
Selling, general and administrative	19,366	19,325	20,280
Amortization of program rights	5,603	5,013	6,178
Depreciation of property and equipment	11,748	13,933	13,405
Amortization of intangibles and other assets	18,650	22,251	22,505
Corporate expenses	3,096	3,927	3,499
Interest expense	18,388	23,227	21,114
Gain on sale of stations, net	(67,781)	—	(4,500)
Impairment charge on North Dakota stations	11,239	—	—
Other, net	1,111	3,183	1,127

INCOME (LOSS) BEFORE INCOME TAX (PROVISION) BENEFIT	26,248	(28,646)	(23,406)
INCOME TAX (PROVISION) BENEFIT	(13,599)	13,539	7,525

NET INCOME (LOSS)	12,649	(15,107)	(15,881)
REDEEMABLE PREFERRED STOCK DIVIDENDS AND ACCRETION	(7,637)	(6,674)	(7,423)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$5,012	$(21,781)	$(23,304)

See accompanying notes to consolidated financial statements.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Dollars in thousands)

				Accumulated
		Common	Additional	Other		Total
	Common	Stock	Paid-in	Comprehensive	Accumulated	Stockholders’
	Stock	Warrants	Capital	Income	Deficit	Equity

Balance, December 31, 1998	$8	$—	$97,204	$—	$(18,483)	$78,729

Net loss applicable to common stock	—	—	—	—	(23,304)	(23,304)
Sale of 75,000 shares of common stock	1	—	14,999	—	—	15,000
Common stock warrants vested	—	439	—	—	—	439

Balance, December 31, 1999	9	439	112,203	—	(41,787)	70,864

Net loss applicable to common stock	—	—	—	—	(21,781)	(21,781)
Common stock warrants vested	—	644	—	—	—	644

Balance, December 31, 2000	9	1,083	112,203	—	(63,568)	49,727

Net income applicable to common stock	—	—	—	—	5,012	5,012
Accumulated Other Comprehensive Income
Other comprehensive income:
Cumulative effect of change in accounting principle for derivative transaction adjustment for periods prior to 2001, net of income tax of $148	—	—	—	240	—	240
Amortization of derivative transaction adjustment, net	—	—	—	(44)	—	(44)

Comprehensive Income	—	—	—	196	5,012	5,208

Balance, December 31, 2001	$9	$1,083	$112,203	$196	$(58,556)	$54,935

See accompanying notes to consolidated financial statements.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended December 31,

	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$12,649	$(15,107)	$(15,881)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	11,748	13,933	13,405
Amortization of debt reissue costs	578	578	479
Amortization of intangibles and other assets	18,650	22,251	22,505
Tax effect of derivative transaction adjustment	121	—	—
Amortization of program rights	5,603	5,013	6,178
Amortization of debt discount	123	108	—
Payments on program rights	(6,180)	(5,332)	(6,358)
Gain on sale of stations, net	(67,781)	—	(4,500)
Impairment charge on North Dakota stations	11,239	—	—
Loss on disposal of property and equipment	1,404	1,804	402
Deferred income tax provision (benefit)	11,799	(13,539)	(7,525)
Proceeds on surrender of insurance policy	—	107	—
Changes in operating assets and liabilities, net of effects from acquired stations:
Accounts receivable, net	397	3,773	1,667
Other current assets	(88)	349	(606)
Accounts payable and accrued expenses	2,502	(2,056)	(3,664)
Long term interest payable	4,232	3,688	—

Net cash provided by operating activities	6,996	15,570	6,102

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of WPRI	(52,062)	—	—
Acquisition of WUPW	—	—	(74,487)
Proceeds from sale of stations	127,086	—	46,000
Release (deposit) on purchase of WPRI	5,000	(5,000)	—
Investment in note receivable	(2,500)	—	—
Transfer to restricted cash	(3,153)
Capital expenditures	(8,062)	(4,939)	(5,781)
Proceeds from the disposal of property and equipment	88	79	242
Other, net	796	(93)	22

Net cash provided by (used in) investing activities	67,193	(9,953)	(34,004)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowing under senior credit agreement	—	5,500	62,000
Repayment of senior credit agreement	(71,100)	(10,000)	(73,250)
Capital contribution of cash by parent, net	—	—	15,000
Proceeds from sale of redeemable preferred stock Series B, net of expenses	—	—	61,405
Payment of redeemable preferred stock dividend Series B	—	—	(1,191)
Retirement of redeemable preferred stock Series B	—	—	(37,500)

Net cash (used in) provided by financing activities	(71,100)	(4,500)	26,464

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,089	1,117	(1,438)
CASH AND CASH EQUIVALENTS, beginning balance	5,026	3,909	5,347

CASH AND CASH EQUIVALENTS, ending balance	$8,115	$5,026	$3,909

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Non cash items:
Accrued preferred dividends and accretion	$7,637	$6,674	$6,232
New program contracts, other than acquisition	$4,143	$2,086	$6,112
Cash paid for interest	$13,377	$18,831	$20,613

See accompanying notes to consolidated financial statements.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Dollars in thousands except per share data)

1.     Organization and Nature of Operations:

      The accompanying financial statements present the consolidated financial statements of Sunrise Television Corp. (“Sunrise”) and subsidiaries (the “Company”). Sunrise commenced operations through its wholly owned subsidiary, STC Broadcasting, Inc. and its subsidiaries (collectively, “STC Broadcasting”) on March 1, 1997. On March 14, 2000, STC License Company (“STCLC”), a subsidiary of STC Broadcasting, filed an application with the Federal Communications Commission (“FCC”) for consent to transfer control of Sunrise to Smith Broadcasting Partners, L.P. (“SBP”). SBP is a limited partnership owned by certain current and former senior managers of the Company and is controlled by Smith Broadcasting Group, Inc. (“SBG”). SBG is controlled by Robert N. Smith, the former Chief Executive Officer and a current director of Sunrise and STC Broadcasting. This application for transfer was approved on July 12, 2000, and was consummated on August 30, 2000, by the sale of one share of Sunrise voting common stock by Sunrise Television Partners, L.P. (“STPLP”) to SBP for two hundred dollars and the conversion by STPLP of its remaining shares of voting common stock of Sunrise to a non-voting common stock (“Sunrise Reorganization”). STPLP is a limited partnership controlled by Thomas O. Hicks, an affiliate of Hicks, Muse, Tate and Furst, Incorporated (“Hicks Muse”).

      On January 3, 2002, SBP entered into an agreement to sell its one share of non-voting common stock of Sunrise to William S. Banowsky Jr., a current director of Sunrise and STC Broadcasting, for two hundred dollars. On January 3, 2002, STPLP agreed to sell one share of Sunrise non-voting stock to Dr. William Cunningham, a current director of Sunrise and STC Broadcasting. Upon consummation of such sale, the share of non-voting common stock will be immediately converted into one share of Sunrise voting common stock.

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into a Management Services Agreement (the “SBG Management Agreement”) with SBG, pursuant to which, among other things, SBG will assume management of KVLY, Fargo, North Dakota, KFYR, Bismarck North Dakota, and its three satellite stations KMOT, Minot, North Dakota, KUMV, Williston, North Dakota, and KQCD, Dickinson, North Dakota (collectively the “North Dakota Stations”) (see footnote 17).

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into a Management Services Agreement (the “LIN Management Agreement”) with LIN Television Corporation (“LIN”), pursuant to which, among other things, LIN will assume the management of the Company’s television stations except for the North Dakota Stations (see footnote 16). Affiliates of Hicks Muse have a substantial investment in LIN.

      On February 8, 2002, STC Broadcasting and STCLC entered into an Asset Purchase Agreement with Smith Television of North Dakota, Inc. and Smith Television of North Dakota License Holdings, Inc. (collectively “Smith Television”) to sell substantially all the assets of the Company’s North Dakota Stations (see footnote 13). Smith Television is controlled by affiliates of Robert N. Smith.

      On February 19, 2002, Sunrise and LIN TV Corp. (“LIN TV”) entered into an Agreement and Plan of Merger (the “LIN TV Merger”). LIN TV is the parent company of LIN (see footnote 20). Affiliates of Hicks Muse have a substantial investment in LIN TV.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company owns the following commercial television stations (the “Stations”) at December 31, 2001:

Network
Station	Designated Market Area	Affiliation

WPRI	Providence, Rhode Island and
	New Bedford, Massachusetts	CBS
WDTN	Dayton, Ohio	ABC
WUPW	Toledo, Ohio	FOX
WEYI	Flint-Saginaw-Bay City, Michigan	NBC
KFYR	Bismarck, North Dakota	NBC
KMOT	Minot, North Dakota	NBC
KUMV	Williston, North Dakota	NBC
KQCD	Dickinson, North Dakota	NBC
KVLY	Fargo, North Dakota	NBC
KRBC	Abilene-Sweetwater, Texas	NBC
KACB	San Angelo, Texas	NBC

2.     Summary of Significant Accounting Policies:

Basis of Presentation

      The accompanying consolidated financial statements include the consolidated accounts of the Company. All material intercompany items and transactions have been eliminated including 25,000 shares of Redeemable Preferred Stock Series B, with an aggregate liquidation preference of $25,000, issued by STC Broadcasting to Sunrise.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash, included in other assets at December 31, 2001, amounting to approximately $3,154 was held in highly liquid investments. On January 7, 2002, the cash was released from escrow and used to reduce outstanding balances on the senior credit agreement in the amount of $3,000.

Concentration of Risk and Accounts Receivable

      The Company serves the markets shown in Note 1 and accordingly, the revenue potential of the Company is dependent on the economy in these markets. The Company monitors the collectibility of its accounts receivable through continuing credit evaluations. Credit risk is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different geographic areas. Total provision for losses on doubtful accounts amounted to approximately $490, $492, and $403 for the three years ended December 31, 2001, respectively.

Program Rights

      The Company has agreements with distributors for the rights to television programming over contract periods which generally run from one to four years. Each contract is recorded as an asset and liability when the license agreement is signed or committed to by the Company and is first

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available for telecast. Program rights and the corresponding obligation are classified as current or long-term based on the estimated usage and payment terms.

      The capitalized cost of program rights for one-time only programs is amortized on a straight-line basis over the period of the program rights agreements. The capitalized cost of program rights for multiple showing syndicated program material is amortized on an accelerated basis over the period of the program rights agreements. Program rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based upon management’s expectation of future advertising revenues, net of sales commissions, to be generated by the program material. Payments of program rights liabilities are typically paid on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Barter Transactions

      The Company purchases certain programming, which includes advertising time of the syndicator during the airing of the programs. The estimated fair value of advertising revenue received in program barter transactions is recognized as revenue and a corresponding program cost when the airtime is used by the advertiser. The Company broadcasts certain customers’ advertising in exchange for equipment, merchandise, or services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred trade costs, the corresponding obligation to broadcast advertising is recorded as deferred trade revenues, resulting in a net current asset or net current liability. The deferred trade costs are expensed or capitalized as they are used, consumed or received. Deferred trade revenues are recognized as the related advertising is aired.

      The following table summarizes revenues realized from barter transactions:

	Three Years Ended December 31,

	2001	2000	1999

Program barter	$1,739	$1,449	$1,835
Other	978	1,128	1,078

Total	$2,717	$2,577	$2,913

Property and Equipment

      Property and equipment of the Stations acquired are recorded at the estimate of fair value based upon independent appraisals, and property and equipment acquired subsequent thereto is recorded at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and improvements	20-39 years
Land improvements	15 years
Broadcast equipment	5-15 years
Vehicles	3 years
Furniture and computers	3-5 years

      Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for renewals and betterments are capitalized.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The major classes of property and equipment are as follows:

	December 31,

	2001	2000

Land and improvements	$2,784	$1,770
Buildings and improvements	7,166	5,213
Broadcast equipment	37,394	31,260
Vehicles	1,661	1,195
Furniture and computers	4,083	3,404
Construction in progress	4,466	907

	57,554	43,749
Less: accumulated depreciation and amortization	(22,389)	(15,661)

Property and equipment, net	$35,165	$28,088

      At December 31, 2001, substantially all of the construction in progress related to the Company’s digital conversion program at its major market stations (see footnote 15).

Intangible Assets

      Intangible assets consist principally of values assigned to the FCC licenses and network affiliation agreements of the Stations. Intangible assets are being amortized on the straight-line basis over 15 years.

      Intangible assets consist of the following:

	December 31,

	2001	2000

FCC licenses	$95,536	$66,846
Network affiliations	128,228	128,228
Other	2,168	1,569

	225,932	196,643
Less: Accumulated amortization	(45,282)	(33,286)

Intangible assets, net	$180,650	$163,357

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Assets

      Other assets consist of the following:

	December 31,

	2001	2000

Deferred financing and acquisition costs, net of accumulated amortization of $7,313 and $5,153, respectively	$6,359	$6,403
Program rights, net of current portion	9,268	5,393
Escrow deposit for purchase of WPRI	—	5,000
Restricted cash in indemnity escrow account	3,154	—
Note receivable from LIN	2,500	—
Other	100	700

	$21,381	$17,496

      Deferred financing costs are amortized over the applicable loan period (seven or ten years) on a straight-line basis, and deferred acquisition costs are amortized over a five year period on a straight-line basis. At December 31, 2001, the Company had a $3,154 deposit with an escrow agent related to an indemnity agreement related to the Cox Broadcasting, Inc. (“Cox”) sale. At December 31, 2000, the Company had a $5,000 deposit with an escrow agent related to the purchase of WPRI.

Broadcast Assets Held for Sale

      At December 31, 2001, broadcast assets held for sale included substantially all of the assets, including license assets, of the North Dakota Stations. At December 31, 2000, broadcast assets held for sale included substantially all of the assets, including license assets of the North Dakota Stations, WJAC and WTOV.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Broadcast assets and liabilities held for sale consist of the following:

	December 31,

	2001	2000

Current Assets:
Accounts receivable	$2,679	$2,802
Program rights	1,197	3,405
Other current assets	113	136
Property and equipment, net	20,647	9,551
Intangible assets, net	14,058	53,484
Other assets, net	774	723

Total current	$39,468	$70,101

Non-Current Assets:
Property and equipment, net	—	24,196
Intangible assets, net	—	27,054
Other assets, net	—	1,095
Program rights	—	673

	$—	$53,018

Current Liabilities:
Accounts payable and accrued expenses	$1,020	$1,115
Program rights	1,229	3,548

	$2,249	$4,663

Non-Current Liabilities:
Program rights	$—	$693

Revenue Recognition

      The Company’s primary source of broadcasting revenue is spot revenues generated by the sale of television time to advertisers. Revenues are recorded when the advertisements are broadcast and are recorded net of agency and national representative commissions The Company receives compensation from various networks for broadcasting network programming and revenues are recorded when the network programming is aired. The Company records revenues related to income from joint operating agreements on an accrual basis as a single line item and records certain cash expenditures related to these agreements as selling, general and administrative costs. Other revenues consist of production revenues, tower rentals, and special projects and are recorded when services are provided.

Joint Operating Agreement

      Prior to June 1, 2001, STC Broadcasting had a Joint Marketing and Programming Agreement (“JMPA”) with a subsidiary of Clear Channel Communications (“CCC”) under which CCC programmed certain airtime, including news programming for WNAC and managed the sale of commercial airtime on WNAC and WPRI, the FOX and the CBS affiliate, respectively, in Providence, Rhode Island, for a period that would have ended July 1, 2006. STC Broadcasting and CCC each received 50% of the broadcast cash flow generated by the two stations subject to certain

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustments in accordance with the JMPA. After the non-license closing on the purchase of WPRI on March 1, 2001, and through May 31, 2001, STC Broadcasting received 89% of the broadcast cash flow of both stations. Effective June 5, 2001, upon the license closing on the purchase of WPRI, STC Broadcasting took CCC’s position in the JMPA, and sold certain assets of WNAC to LIN (see footnote 4). For the period June 1, 2001 to December 31, 2001, STC Broadcasting recorded 100% of the gross revenues and expenses of both stations and the expected payment to LIN (approximately $184 on an annual basis) in the consolidated financial statements.

Income Taxes

      Income taxes are provided using the liability method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.”

Long-Lived Assets

      The Company periodically evaluates the net realizable value of long-lived assets, including tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recorded when the expected future operating cash flow derived from the asset is less than its carrying value.

      An impairment assessment of long-lived assets could be triggered by a significant reduction in operating results or cash flows at one or more of the Company’s television stations, or a forecast of such reductions, a significant adverse change in the advertising marketplaces in which the Company’s television stations operate, or by adverse changes to FCC ownership rules, amongst others. In the event that a long-lived asset impairment assessment is triggered, the need for an impairment charge would be measured by comparing the net book value of the related station to anticipated future operating cash flows from that station on an undiscounted basis.

      The Company has determined that there has been no impairment in the carrying value of long-lived assets of the Stations, as of December 31, 2001 and 2000, except for the value of North Dakota Stations intangibles as of December 31, 2001 (see footnote 13).

Fair Value of Financial Instruments

      The book value of all financial instruments, other than STC Broadcasting’s Senior Subordinated Notes, approximates their fair value as of December 31, 2001 and 2000. The fair values of STC Broadcasting’s Senior Subordinated Notes are estimated based on quoted market prices and/or quoted market prices for similar issues.

      The carrying amounts and fair value of STC Broadcasting’s Senior Subordinated Notes at December 31, 2001 were as follows:

Carrying amount	$100,000
Fair Value	$83,000

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the current year’s presentation.

Current Accounting Pronouncements

      On January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 established accounting and reporting standards for derivative instruments and for hedging activities. Specifically, SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. The Company has elected to treat its interest rate swap agreements related to its senior loan agreement as derivative instruments and recorded a cumulative change in accounting principle for the Company’s derivative position at January 1, 2001, the date the Company adopted SFAS No. 133, of $240, which is net of $148 in income taxes.

      On July 20, 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.” SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001; establishes specific criteria for the recognition of intangible assets separately from goodwill; and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination at acquisition). SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The Company will adopt SFAS No. 141 in 2002, but has not yet determined the effect this pronouncement will have on its financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. At December 31, 2001, the Company had FCC licenses, network affiliations and other intangibles of approximately $194,708. Pursuant to SFAS No. 142, the Company will test its intangible assets upon adoption and, if an impairment is indicated, will record such impairment as a cumulative effect of an accounting change. The Company anticipates that it will amortize intangible assets related to network affiliations over the remaining contract period of the agreements or the estimated renewal period for contracts pending renewal at December 31, 2001. The Company will no longer amortize FCC licenses and other intangibles.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and the accounting and reporting provisions of Accounting Principle Board Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management has elected not to apply SFAS No. 144 with respect to the disposals of long-lived assets prior to 2002. The Company will adopt SFAS No. 144 in 2002, but has not yet determined the effect this pronouncement will have on its financial statements, if any.

3.     Condensed Financial Information of Sunrise:

      The following are unaudited condensed financial statements of Sunrise as of December 31, 2001 and 2000:

Condensed Balance Sheets

	2001	2000

Assets
Deferred financing costs	$532	$639
Preferred Stock Series B dividends receivable from STC Broadcasting	7,920	3,688
Investments in and advances to STC Broadcasting	78,601	73,163

Total assets	$87,053	$77,490

Liabilities and Stockholders’ Equity
Accounts payable to STC Broadcasting	$50	$50
Senior Subordinated Notes	24,148	24,025
Long-term interest payable	7,920	3,688
Stockholders’ equity
Common stock	9	9
Common stock warrants	1,083	1,083
Additional paid-in-capital	112,203	112,203
Accumulated other comprehensive income	196	—
Accumulated deficit	(58,556)	(63,568)

Total stockholders’ equity	54,935	49,727

Total liabilities and stockholders’ equity	$87,053	$77,490

Condensed Statement of Operations

	2001	2000	1999

Equity in undistributed earnings of STC Broadcasting	$5,142	$(21,666)	$(23,304)
Sunrise operating expenses
Amortization of intangibles	(7)	(7)
Interest expense	(4,454)	(3,895)	—
Accrued dividends and accretion from STC Broadcasting Preferred Stock Series B	4,331	3,787	—

Net income (loss) applicable to common stock	$5,012	$(21,781)	$(23,304)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Acquisitions and Disposals:

2001 Transactions

      On July 6, 2000, STC Broadcasting entered into an agreement with Cox to sell to Cox all of the capital stock of WJAC, Incorporated for $70,000. WJAC, Incorporated owned WJAC, the NBC affiliate in Johnstown, Pennsylvania. In a related transaction, Smith Acquisition Company (“SAC”) and Smith Acquisition License Company (“SALC”), subsidiaries of STC Broadcasting, entered into an agreement with Cox to sell to Cox the assets of WTOV, the NBC affiliate in Steubenville, Ohio, for $58,000. On August 4, 2000, STC Broadcasting entered into Time Brokerage Agreements (“TBAs”) with Cox under which Cox programmed most of the available time on WJAC and WTOV and retained the revenues from such sales of advertising time. Cox paid STC Broadcasting a $750 monthly fee under the two TBAs and reimbursed STC Broadcasting for out of pocket costs. On December 22, 2000, STC Broadcasting and Cox amended their agreement for the sale of WJAC to provide for the sale of the FCC licenses for WJAC directly from STCLC, the subsidiary of STC Broadcasting which held such licenses, to Cox. Prior to the closing of the sale of WJAC and WTOV, STC Broadcasting incurred direct incremental costs associated with the disposition of these stations during 2000 in the amount of $823 and such costs were expensed in 2000 and included in other expense in the accompanying consolidated financial statements. The sale of WJAC, Incorporated and WTOV closed on January 5, 2001. Net proceeds from the transactions, were approximately $125,394. $69,350 was used to permanently retire a portion of the Company’s senior term loan agreement, $53,044 was transferred to a collateral account with the Company’s senior lender pending the purchase of WPRI and $3,000 was transferred to an indemnity escrow account. The escrow deposit was released on January 7, 2002 and used to permanently retire a portion of the Company’s senior term loan agreement.

      On November 3, 2000, STC Broadcasting entered into an Asset Purchase Agreement with CCC to acquire the assets of WPRI, the CBS affiliate in the Providence, Rhode Island and New Bedford, Massachusetts, market for a purchase price of $50,000. On January 31, 2001, STC Broadcasting and certain subsidiaries entered into an Asset Purchase Agreement with LIN to sell LIN certain assets of WNAC, including the FCC license and an interest in the revised JMPA for $2,500. Approval and consummation of that sale was a necessary precondition of the Company being able to acquire WPRI.

      On March 1, 2001, STC Broadcasting and CCC consummated the purchase and sale of certain assets of WPRI. At this initial closing, STC Broadcasting paid $44,500 to CCC and acquired all of the real estate and tangible personal property related to WPRI and was funded by a $39,500 payment to CCC by a transfer of funds from the collateral account with STC Broadcasting’s senior lender and the release of the $5,000 previously placed in an escrow account. On June 5, 2001, STC Broadcasting paid $5,500 to CCC and acquired the remaining assets of WPRI including the FCC license, working capital and operating contracts. The payment was made by a transfer of funds from the collateral account with the Company’s senior lender. On June 5, 2001, STC Broadcasting financed the purchase price by making a promissory note in favor of LIN for $2,500 and completed the sale of the WNAC assets and FCC License to LIN for $2,500. The interest on the LIN note accrues at 7% and is due December 31 of each year. The note is payable in full by June 10, 2006.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accompanying consolidated financial statements reflect the acquisition of WPRI under the purchase method of accounting. The acquired assets and assumed liabilities were recorded at fair value as of the date of acquisition. The approximate purchase price was allocated as follows:

Property and equipment	$8,722
FCC license	43,638
Deferred acquisition costs	2,121
Other intangibles	599
Working capital	(3,018)

$52,062

2000 Transactions

      On July 6, 2000, STC Broadcasting entered into an agreement with Cox related to WJAC and WTOV as detailed above. The transaction closed on January 5, 2001.

      On November 3, 2000, STC Broadcasting entered into an agreement with CCC for the purchase of WPRI as outlined above. The transaction closed on June 5, 2001.

1999 Transactions

      On February 5, 1999, STC Broadcasting acquired substantially all of the assets related to WUPW from Raycom Media, Inc. for approximately $74,487. WUPW, Channel 36, is the UHF FOX-affiliated television station serving the Toledo, Ohio market. The accompanying consolidated financial statements reflect the acquisition under the purchase method of accounting and include the results of operations from February 5, 1999. The acquired assets and assumed liabilities were recorded at fair value as of the date of acquisition. The approximate purchase price was allocated as follows:

Property and equipment	$4,688
FCC license	26,847
Network affiliations	41,293
Deferred acquisition costs	1,557
Other intangibles	422
Working capital	(320)

$74,487

      The acquisition was funded with $40,000 of borrowings and the sale of $35,000 Redeemable Preferred Stock Series B by STC Broadcasting.

      On March 3, 1999, STC Broadcasting, STCLC, and Nexstar Broadcasting of Rochester, Inc. (“Nexstar”) entered into an asset purchase agreement to sell to Nexstar the television broadcast license and operating assets of WROC, Rochester, New York for approximately $46,000 subject to adjustment for certain customary proration amounts. On April 1, 1999, STC Broadcasting completed the non-license sale of WROC assets to Nexstar for $43,000 and entered into a Time Brokerage Agreement with Nexstar under which Nexstar programmed most of the available time of WROC and retained the revenues from the sale of advertising time through the license closing on December 23, 1999. STC Broadcasting recognized a gain of $4,500 from the sale in 1999.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Accrued Expenses:

      Accrued expenses consist of the following:

	December 31,

	2001	2000

Interest	$3,270	$3,313
Income tax payable	1,105	—
Compensation	941	1,080
Property taxes	376	339
Professional fees	134	246
Other	611	567

Total	$6,437	$5,545

6.     Obligations for Program Rights:

      The aggregate scheduled maturities of obligations for program rights subsequent to December 31, 2001 are as follows:

Year

2002	$7,240
2003	6,252
2004	5,201
2005	2,974
2006	324
2007	14

22,005
Less: current portion	(7,240)

Long-term portion of program rights payable	$14,765

7.     Long-Term Debt:

      Long-term debt consists of the following:

	December 31,

	2001	2000

Senior Credit Agreement:
Term Loan	$24,150	$93,500
Revolving Credit Facility	—	1,750
Senior Subordinated Notes	100,000	100,000
Sunrise Notes	24,148	24,025

Total long-term debt	148,298	219,275
Less: current portion	—	8,000

Long-term debt, net of current portion	$148,298	$211,275

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows scheduled payments on long-term debt:

Year

2002	$—
2003	202
2004	7,379
2005	7,379
2006	9,190
2007	100,000
2008	24,148

$148,298

      The following table shows interest expense for the periods indicated:

	Years Ended December 31,

	2001	2000	1999

Senior Subordinated Notes	$11,000	$11,000	$11,000
Senior Credit Agreement	2,455	7,853	9,635
Amortization of loan costs	578	578	479
Sunrise Notes	4,355	3,796	—

Total	$18,388	$23,227	$21,114

      In 1997, STC Broadcasting completed a private placement of $100,000 principal amount of its 11% Senior Subordinated Notes (“Senior Subordinated Notes”) due March 15, 2007, which subsequently were exchanged for registered Senior Subordinated Notes having substantially identical terms.

      Interest on the Senior Subordinated Notes is payable semiannually on March 15 and September 15 of each year. The Senior Subordinated Notes will mature on March 15, 2007. Except as described below, STC Broadcasting may not redeem the Senior Subordinated Notes prior to March 15, 2002. On and after such date, STC Broadcasting may redeem the Senior Subordinated Notes, in whole or in part, together with accrued and unpaid interest, if any, to the redemption date. The Senior Subordinated Notes will not be subject to any sinking fund requirements. Upon a change of control, as defined, STC Broadcasting will have the option, at any time on or prior to March 15, 2002, to redeem the Senior Subordinated Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest plus the applicable premium and if the Senior Subordinated Notes are not redeemed or if such change of control occurs after March 15, 2002, STC Broadcasting will be required to offer to repurchase the Senior Subordinated Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the repurchase date.

      The Senior Subordinated Notes are unsecured and subordinated in right of payment to all existing and future senior indebtedness of STC Broadcasting. The Senior Subordinated Notes rank pari passu with any future senior subordinated indebtedness of STC Broadcasting and will rank senior to all other subordinated indebtedness of STC Broadcasting. The indenture under which the Senior Subordinated Notes were issued permits STC Broadcasting to incur additional indebtedness, including senior indebtedness subject to certain limitations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On July 2, 1998, the Company entered into an Amended and Restated Credit Agreement (the “Senior Credit Agreement”) with various lenders which provides a $100,000 term loan facility and $65,000 revolving credit facility. The Senior Credit Agreement bears interest at an annual rate, at the Company’s option, equal to the applicable borrowing rate plus the applicable margin as defined in the Senior Credit Agreement (6.25% at December 31, 2001), or the Eurodollar Rate plus the applicable margin as defined in the Senior Credit Agreement (4.66% at December 31, 2001). Interest rates may be reduced in the event the Company meets certain financial tests relating to consolidated leverage.

      The Senior Credit Agreement provides for first priority security interests in all of the tangible and intangible assets of the Company and its direct and indirect subsidiaries. In addition, the loans under the Senior Credit Agreement are guaranteed by the Company’s current direct and indirect and any future subsidiaries. The Senior Credit Agreement contains certain financial and operating maintenance covenants. STC Broadcasting is limited in the amount of annual payments that may be made for capital expenditures and corporate expenses.

      The operating covenants of the Senior Credit Agreement and the Senior Subordinated Notes include limitations on the ability of Sunrise and STC Broadcasting to: (i) incur additional indebtedness, other than certain permitted indebtedness; (ii) permit additional liens or encumbrances, other than certain permitted liens; (iii) make any investments in other persons, other than certain permitted investments; (iv) become obligated with respect to contingent obligations, other than certain permitted contingent obligations; and (v) make restricted payments (including dividends on its common stock). The operating covenants also include restrictions on certain specified fundamental changes, such as mergers and asset sales, transactions with shareholders and affiliates and transactions outside the ordinary course of business as currently conducted, amendments or waivers of certain specified agreements and the issuance of guarantees or other credit enhancements.

      On September 11, 1998, STC Broadcasting entered into a three year interest rate swap agreement to reduce the impact of changing interest rates on $70,000 of its variable rate borrowings under the Senior Credit Agreement and the base interest rate was fixed at 5.15% plus the applicable borrowing margin. On December 30, 1999 STC Broadcasting entered into a swap agreement that fixed the interest rate on $25,000 of its floating rate borrowings for 18 months at 5% plus the applicable borrowing margin.

      On January 5, 2001, STC Broadcasting closed the sale of WJAC and WTOV to Cox and used $69,350 of the proceeds to reduce the term portion of the Senior Credit Agreement. Simultaneous with the sale to Cox, STC Broadcasting cancelled its $70,000 and $25,000 swap agreements and entered into a new swap agreement that fixed the interest rate on $25,000 of its remaining floating rate borrowings for 18 months at 4.56% plus the applicable borrowing margin. On June 29, 2001, STC Broadcasting cancelled its new interest rate swap by making a payment of approximately $163 which was charged to interest expense.

Sunrise

      On December 30, 1999, the Company entered into a Senior Subordinated Note Purchase Agreement with three investors who owned STC Broadcasting Redeemable Preferred Stock Series A and issued $25,000 of Senior Subordinated Promissory Notes (the “Sunrise Notes”) due December 29, 2008, and warrants to purchase shares of common stock of the Company. The Company used the proceeds of the Sunrise Notes to purchase $25,000 aggregate liquidation value of STC Broadcasting’s Redeemable Preferred Stock Series B.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company may pay interest to the investors quarterly on the last day of March, June, September and December, commencing March 31, 2000, at the annual rate of 14%; provided, however, that prior to March 31, 2002, interest will be accrued and added to the principal amount then outstanding on the Sunrise Notes. The terms and conditions of the Sunrise Notes are substantially identical to those terms and conditions contained in STC Broadcasting’s Senior Subordinated Notes.

Loan Waivers

      On December 21, 2001, in connection with the anticipated execution and delivery of the LIN Management Agreement (see footnote 16) Sunrise, STC Broadcasting and certain of the Company’s senior lenders entered into a Waiver and Seventh Amendment (the “Seventh Amendment”) to the Senior Credit Agreement pursuant to which the Company’s senior lenders agreed, among other things, to waive the Company’s compliance with certain financial covenants through and including the fiscal quarter ending June 30, 2002, waive compliance with certain covenants under the credit agreement that would have otherwise prohibited the transactions contemplated by the LIN Management Agreement, and waive any event of default during the period from December 31, 2001 to June 30, 2002 that may arise under the Senior Credit Agreement solely relating to Sunrise’s compliance with the $25,000 Sunrise Notes. Additionally, the Company’s senior lenders agreed, among other things, to modify the compliance thresholds in respect of STC Broadcasting’s consolidated interest coverage ratio and senior leverage ratio. In exchange for the waivers and amendments granted by the Company’s senior lenders, Sunrise and STC Broadcasting agreed that they would, during the period from December 21, 2001 through June 30, 2002, (i) limit the availability of the revolving line of credit to no more than $13,000 outstanding at any one time, (ii) fix the margins payable on borrowings bearing interest at the base rate and eurodollar rate at 1.50% and 2.75%, respectively, (iii) fix the commitment fee payable on Sunrise’s and STC Broadcasting’s unused revolving line of credit at 0.50%, (iv) use the proceeds of any asset sales consummated during such period to repay the senior lenders, (v) limit the amount of additional indebtedness incurred by Sunrise and STC Broadcasting, and (vi) limit the scope of dividends permitted to be paid to Sunrise. STC Broadcasting incurred $378 in fees related to the Seventh Amendment. After the Seventh Amendment became effective, the Company was in compliance with the financing and operating covenants of both the Senior Credit Agreement and the Senior Subordinated Notes.

      On February 8, 2002, STC Broadcasting entered into an Asset Purchase Agreement with Smith Television to sell substantially all the assets of the North Dakota Stations. The Company has requested a waiver from its senior lender of a loan covenant prohibiting the potential sale of these stations. The Company believes that the waiver will be granted since the proceeds will pay down all remaining amounts under the term loan portion of the Senior Credit Agreement.

8.     Redeemable Preferred Stock:

Series A

      In March of 1997, STC Broadcasting issued 300,000 shares of Redeemable Preferred Stock Series A with an aggregate liquidation preference of $30,000, or $100 per share, which is entitled to quarterly dividends that will accrue at a rate per annum of 14%. Prior to February 28, 2002, dividends may be paid in either additional whole shares of Redeemable Preferred Stock Series A or cash, at STC Broadcasting’s option, and only in cash beginning with the dividend payment period ending May 31, 2002. The Senior Subordinated Notes and the Senior Credit Agreement permit the

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payment of cash dividends after February 28, 2002. At December 31, 2001, dividends have been accrued but are unpaid on the Redeemable Preferred Stock Series A.

      The Redeemable Preferred Stock Series A is subject to mandatory redemption in whole on February 28, 2008, at a price equal to the then effective liquidation preference thereof, plus all accumulated and unpaid dividends to the date of redemption. Prior to February 28, 2008, the Company has various options on redemption of the Redeemable Preferred Stock Series A at various redemption prices exceeding the liquidation preference.

      STC Broadcasting may, at its option, subject to certain conditions, including its ability to incur additional indebtedness under the Senior Subordinated Notes and the Senior Credit Agreement, on any scheduled dividend payment date, exchange the Redeemable Preferred Stock Series A, in whole but not in part, for STC Broadcasting’s 14% subordinated exchange debentures due 2008 (the “Exchange Debentures”). Holders of the Redeemable Preferred Stock Series A will be entitled to receive $1.00 principal amount of Exchange Debentures for each $1.00 in liquidation preference of Redeemable Preferred Stock Series A.

      Holders of the Redeemable Preferred Stock Series A have no voting rights, except as otherwise required by law; provided, however, the holders of the Redeemable Preferred Stock Series A, voting together as a single class, shall have the right to elect the lesser of the two directors or 25% of the total number of directors constituting the Board of Directors of STC Broadcasting upon the occurrence of certain events, including but not limited to, the failure by STC Broadcasting on or after February 28, 2002, to pay cash dividends in full on the Redeemable Preferred Stock Series A for six or more quarterly dividend periods, the failure by STC Broadcasting to discharge any mandatory redemption or repayment obligation with respect to the Redeemable Preferred Stock Series A, the breach or violation of one or more of the covenants contained in the Certificate of Designation, or the failure by STC Broadcasting to repay at final stated maturity, or the acceleration of the final stated maturity of, certain indebtedness of STC Broadcasting.

Series B

      On February 5, 1999, STC Broadcasting entered into a $90,000 Redeemable Preferred Stock Series B bridge financing agreement (the “Preferred Agreement”) with three purchasers, two of which are participants in the Senior Credit Agreement, and sold $35,000 or 35,000 shares of Redeemable Preferred Stock Series B to fund the WUPW purchase, and $2,500 or 2,500 shares to fund an escrow account to pay dividends on the stock. On August 5, 1999, STC Broadcasting repaid all amounts outstanding under the Preferred Agreement by a borrowing of $21,000 under the Senior Credit Agreement, a $15,000 capital contribution from Sunrise, and $1,500 of available cash. The availability for selling additional preferred stock under the Preferred Agreement was cancelled.

      On December 30, 1999, STC Broadcasting sold to Sunrise 25,000 shares of Redeemable Preferred Stock Series B with an aggregate liquidation preference of $25,000. Each share is entitled to quarterly dividends that will accrue at a rate of 14% per annum, which are payable in cash or in additional whole shares of Redeemable Preferred Stock Series B. The Senior Credit Agreement prohibits the payment of cash dividends until May 31, 2002. At December 31, 2001, dividends have been accrued but are unpaid on the Redeemable Preferred Stock Series B and no cash dividends have been paid.

      The Redeemable Preferred Stock Series B is subject to mandatory redemption in whole on February 28, 2008 at a price equal to the then effective liquidation preference per share plus an amount in cash equal to all accumulated and unpaid dividends per share. Prior to February 28,

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008, STC Broadcasting can redeem the Redeemable Preferred Stock Series B at the then effective liquidation preference per share plus an amount in cash equal to all accumulated and unpaid dividends per share. In the event of a Change of Control (as defined in the Certificate of Designation for the Redeemable Preferred Stock Series B), STC Broadcasting must offer to purchase all outstanding shares at the then effective liquidation preference per share plus an amount in cash equal to all accumulated and unpaid dividends per share.

      With respect to dividends and distributions upon liquidation, winding-up and dissolution of STC Broadcasting, the Redeemable Preferred Stock Series B ranks senior to all classes of common stock of STC Broadcasting and the Redeemable Preferred Stock Series A of STC Broadcasting.

      Holders of the Redeemable Preferred Stock Series B have no voting rights, except as otherwise required by law or as expressly provided in the Certificate of Designation for the Redeemable Preferred Stock Series B; provided, however, the holders of the Redeemable Preferred Stock Series B, voting together as a single class, shall have the right to elect the lesser of two directors or 25% of the total number of directors constituting the Board of Directors of STC Broadcasting upon the occurrence of certain events, including but not limited to, the failure by STC Broadcasting to pay dividends, in cash or in-kind, on the Redeemable Preferred Stock Series B for six or more quarterly dividend periods or the failure by STC Broadcasting to discharge any mandatory redemption or repayment obligation with respect to the Redeemable Preferred Stock Series B or the breach or violation of one or more of the covenants contained in the Certificate of Designation or the failure by STC Broadcasting to repay at final stated maturity, or the acceleration of the final stated maturity of, certain indebtedness of STC Broadcasting.

      The Certificates of Designation for the Redeemable Preferred Stock Series A and B contain covenants customary for securities comparable to the Redeemable Preferred Stock Series A and B, including covenants that restrict the ability of STC Broadcasting and its subsidiaries to incur additional indebtedness, pay dividends and make certain other restricted payments, to merge or consolidate with any other person or to sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of STC Broadcasting. Such covenants are substantially identical to those covenants contained in the Senior Subordinated Notes.

      Redeemable Preferred Stock dividend and accretion consisted of the following:

	Years Ended December 31,

	2001	2000	1999

Series A
Accrued Dividends	$7,501	$6,538	$5,696
Accretion	136	136	136
Series B
Dividends Paid	—	—	1,191
Accretion	—	—	400

	$7,637	$6,674	$7,423

9.     Common Stock Warrants:

      In conjunction with the sale of the Sunrise Notes, warrants were issued to the noteholders for 47,200 shares of the Company’s Class B Common Stock. The warrants were assigned a value of $1,118 as of the date of issuance. Warrants with a value of $1,083 are vested as of December 31, 2001 and have been reflected on the accompanying consolidated statements of

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stockholders’ equity and comprehensive income. The warrants are exercisable at $.01 per share and vest quarterly beginning December 30, 1999 through December 31, 2002. If the Sunrise Notes are repaid prior to December 31, 2002, any remaining unvested warrants would expire. The purchasers received certain registration rights with respect to the shares of common stock of Sunrise issuable upon exercise of the warrants. On August 30, 2000, non-vested warrants to purchase 33,300 shares related to Hicks Muse entities were cancelled in conjunction with the Sunrise reorganization.

      In March of 1997, certain investors purchased 300,000 shares of the Redeemable Preferred Stock Series A of STC Broadcasting for a purchase price of approximately $28,500. The initial liquidation preference on the Redeemable Preferred Stock Series A of STC Broadcasting was $30,000. The investors in connection with the purchase received warrants to purchase 20,833 shares of Class B Common Stock of Sunrise. The warrants are exercisable at $0.1 per share and vest quarterly beginning March 1, 1997 through February 28, 2002. The purchasers received certain registration rights with respect to the shares of common stock of Sunrise issuable upon exercise of the warrants. On August 30, 2000, non-vested warrants to purchase 5,697 shares related to Hicks Muse entities were cancelled in conjunction with the Sunrise reorganization.

      The following table summarizes outstanding common stock warrants related to the Sunrise Notes and Redeemable Preferred Stock Series A:

	Class B Common Stock Purchase Warrants

	Related to Sunrise	Related to Redeemable Preferred
	Notes	Stock — Series A

Outstanding:
Balance at December 31, 1998	—	20,833
Issued	47,200	—

Balances at December 31, 1999	47,200	20,833
Cancelled in Sunrise Reorganization	(33,300)	(5,697)

Balance at December 31, 2000	13,900	15,136
No activity in 2001	—	—

Balance at December 31, 2001	13,900	15,136

Total Vested at:
Balance December 31, 1999	3,400	12,044

Balance December 31, 2000	10,880	14,323

Balance December 31, 2001	12,240	14,974

      The above vested warrants to purchase Class B Common Stock terminate prior to the expiration of an initial public offering of Sunrise or the sale or merger of Sunrise with an independent third party, as defined in the agreements.

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into the LIN Management Agreement with LIN (see footnote 16). In connection with the execution and delivery of the LIN Management Agreement, Sunrise issued a Stock Purchase Warrant to LIN to purchase up to 139,780 shares of Class B Common Stock of Sunrise at a price of $56.65 per share.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Stock Options:

      On August 30, 2000, two outside directors, John Massey and Dr. William Cunningham, were each issued options to purchase 1,000 shares of Sunrise Class B Common Stock at $200 per share, considered fair value at the time of the grant. The exercise price will increase at a rate of 8% per annum. The options will vest over a period of three years beginning one year from the date of grant and expire ten years from the date of grant. The options will become immediately exercisable upon a change of control of the Company. During 2001, John Massey was not re-elected to the Board of Directors of Sunrise and his non-vested warrants to purchase 667 shares were cancelled.

      The Company has elected the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no compensation cost has been recognized for grants of stock options in the consolidated financial statements. If compensation were recognized, it would not have a material impact on the Company’s consolidated results of operations or financial position.

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into the LIN Management Agreement with LIN (see footnote 16). In connection with the execution and delivery of the LIN Management Agreement, Sunrise adopted a 2002 Stock Option Plan, pursuant to which Sunrise has the authority to issue options to purchase up to 55,912 shares of Class B Common Stock of Sunrise to certain of the key employees and eligible non-employees of Sunrise and its subsidiaries. It is anticipated that these options will be granted to the LIN officers and employees who will be performing services for the Company on behalf of LIN under the LIN Management Agreement.

      On February 8, 2002, the 2002 Stock Option Plan was amended to increase the number of shares available for grant by 6,000 shares. Options to purchase 3,000 shares of Class B Common Stock at a price of $61.41 per share were granted to each of Dr. William Cunningham and William S. Banowsky, Jr. both of whom are directors of Sunrise and STC Broadcasting.

11.     Transactions with Affiliates:

      In March of 1997, the Company entered into a ten-year agreement (the “Monitoring and Oversight Agreement”) with Hicks Muse & Co. (“HMC”) an affiliate of Hicks Muse pursuant to which the Company has agreed to pay HMC an annual fee payable quarterly for oversight and monitoring services to the Company. The annual fee is adjustable on January 1, of each calendar year to an amount equal to 0.2% of the budgeted consolidated annual net revenues of the Company and its subsidiaries for the then-current fiscal year plus reimbursement of certain expenses.

      The Monitoring and Oversight Agreement makes available the resources of HMC concerning a variety of financial and operational matters. The Company does not believe that the services that have been, and will continue to be, provided to the Company by HMC could otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In the Company’s opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received, and to be received, by Sunrise and the Company. Total payments related to this agreement, including reimbursed expenses, amounted to approximately $127, $209, and $233 for the three years ended December 31, 2001, respectively. On January 7, 2002, Sunrise and STC Broadcasting entered into the First Amendment to Monitoring and Oversight Agreement with HMC pursuant to which the monitoring fee payable by the Company and Sunrise was reduced to an aggregate annual fee of $100 plus

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reimbursed expenses. The Monitoring and Oversight Agreement will terminate upon consummation of the LIN TV Merger.

      In March of 1997, the Company entered into a ten-year agreement (the “Financial Advisory Agreement”) with HMC pursuant to which HMC received a financial advisory fee of 1.5% of the transaction value at the closing of the Jupiter/ Smith acquisition as compensation for its services as financial advisor to the Company. HMC is entitled to receive a fee equal to 1.5% of the “transaction value” for each “add-on transaction” in which the Company is involved. The term “transaction value” means the total value of the add-on transaction including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the Financial Advisory Agreement), including the amount of any indebtedness, preferred stock or similar terms assumed (or remaining outstanding). The term “add-on transaction” means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly involving the Company or any of its subsidiaries, and any other person or entity. The Financial Advisory Agreement makes available the resources of HMC concerning a variety of financial and operational matters. The Company does not believe that the services that have been, and will continue to be provided by HMC could otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In the Company’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by the Company. Total fees paid under this agreement for the three years ended December 31, 2001, were $3,398, $0, and $1,764, respectively, and were capitalized as cost of acquisition, netted against proceeds from sale of stations or recorded as costs related to sales of stations. The Financial Advisory Agreement will terminate upon consummation of the LIN TV merger.

      In March of 1997, affiliates of Hicks Muse purchased 250,000 shares of the Redeemable Preferred Stock Series A for a purchase price of approximately $24,100 (or 96.5% of the initial liquidation preference of such shares) and received in connection therewith warrants to purchase 17,361 shares of Class B Common Stock of Sunrise. The Hicks Muse affiliates and the other purchaser of the Redeemable Preferred Stock Series A, received certain registration rights with respect to the shares of common stock of Sunrise issuable upon exercise of the warrants. On August 30, 2000, non-vested warrants to purchase 5,697 shares of Class B Common Stock were cancelled in conjunction with the Sunrise Reorganization and Hicks Muse sold its 250,000 shares to an unrelated party.

      In December of 1999, and in conjunction with the sale of the Sunrise Notes, affiliates of Hicks Muse purchased $22,500 of the notes and received in connection therewith warrants to purchase 42,480 shares of Class B Common Stock of Sunrise. The Hicks Muse affiliates and the other purchasers received certain registration rights with respect to the shares of common stock of Sunrise issuable upon exercise of the warrants. On August 30, 2000, warrants to purchase 33,300 shares of Class B Common Stock related to Hicks Muse were cancelled in conjunction with the Sunrise Reorganization and it sold its $22,500 of Sunrise Notes to an unrelated party.

      The Company has elected to participate in a Hicks Muse affiliate insurance program which covers vehicles, buildings, equipment, libel and slander, liability and earthquake damage. The Company pays actual invoice costs and no employee of Hicks Muse is compensated for these services other than through the above Monitoring and Oversight Agreement. Management believes the amounts paid are representative of the services provided.

      A defined contribution 401(k) savings plan is provided to employees of STC Broadcasting by Sunrise. Employees of STC Broadcasting who have been employed for six months and who have attained the age of 21 years are generally eligible to participate. Certain employees represented by

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

one union have elected not to participate in the plan and have established their own plan. Total contributions by the Company to the defined contribution 401(k) savings plan were approximately $445, $428, and $492 for the three years ended December 31, 2001, respectively.

      On January 31, 2001, STC Broadcasting and certain subsidiaries entered into an Asset Purchase Agreement with LIN to sell LIN certain assets of WNAC, including the FCC license and an interest in the revised JMPA for $2,500. On June 5, 2001, STC Broadcasting financed the purchase price by making a promissory note in favor of LIN for $2,500.and completed the sale of the WNAC assets and FCC License to LIN for $2,500. Affiliates of Hicks Muse have substantial interest in LIN.

      On January 7, 2002, Sunrise, STC Broadcasting, and STCLC entered into the LIN Management Agreement with LIN. (see footnote 16). Affiliates of Hicks Muse have a substantial investment in LIN.

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into the SBG Management Agreement. SBG is controlled by Robert N. Smith, the former chief executive officer and current director of Sunrise and STC Broadcasting (see footnote 17).

      On February 8, 2002, STC Broadcasting and STCLC entered into an Asset Purchase Agreement with Smith Television to sell substantially all the assets of the Company’s North Dakota Stations (see footnote 13). Smith Television is controlled by affiliates of Robert N. Smith.

      On February 19, 2002, Sunrise and LIN TV entered into the LIN TV Merger (see footnote 23). Affiliates of Hicks Muse have a substantial investment in LIN TV.

12.     Other Expense (Income), Net:

      Other expense (income), net consists of the following:

	December 31,

	2001	2000	1999

Loss on disposal of property and equipment, net	$1,404	$1,804	$402
Interest income	(1,020)	(351)	(250)
Expenses incurred related to:
Termination of employee	444	—	—
Sale of stations	14	823	—
Cancelled acquisition of Sinclair stations	—	875	—
Cancelled debt offering	—	—	825
Other, net	269	32	150

	$1,111	$3,183	$1,127

2001

      During 2001, the Company incurred $444 of expenses as a result of terminating the Company’s regional vice president. Approximately $1,200 of the loss on disposal of property and equipment, net, resulted from the replacement of analog transmitters at WNAC and WEYI.

2000

      On March 16, 1999, STC Broadcasting and Sinclair Communications, Inc. (“Sinclair”) entered into a purchase agreement (the “Sinclair Agreement”). Pursuant to the Sinclair

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement, STC Broadcasting agreed to acquire from Sinclair: WICS, Channel 20, Springfield, Illinois; WICD, Channel 15, Champaign, Illinois; and KGAN, Channel 2, Cedar Rapids, Iowa (collectively, the “Sinclair Stations”) for a total purchase price of $87,000 including working capital, fees and expenses. In April 1999, and at various other times, the Antitrust Division of the United States Department of Justice (“DOJ”) issued various requests for additional information under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the acquisition.

      On March 14, 2000, STC Broadcasting entered into a Termination Agreement with Sinclair thereby ending the Company’s plan to acquire the Sinclair Stations. The approval by the Antitrust Division of the DOJ was not received on a timely basis. Attempts were made to comply with various information requests of the DOJ, numerous compromises were offered to the DOJ and offers STC Broadcasting deemed reasonable were found unacceptable by the DOJ. STC Broadcasting incurred a one time charge of $875 in the first quarter 2000 related to its efforts to purchase the Sinclair Stations, respond to the information requests of the DOJ, its extended negotiation with the DOJ and STC Broadcasting’s subsequent effort to remarket WICS and WICD in an attempt to reach a reasonable compromise with the DOJ.

      During 2000, the Company incurred direct and incremental costs related to the sale of WTOV and WJAC in the amount of $823. Approximately $1,140 of the loss on disposal of property and equipment, net, resulted from the replacement of older equipment at the North Dakota properties and the remaining loss resulted from the replacement of older equipment at the remaining stations.

1999

      During 1999, Sunrise and STC Broadcasting had plans to sell debt securities of Sunrise or preferred stock of STC Broadcasting in a private placement to complete the Sinclair Agreement and repay the outstanding amounts under the Preferred Agreement. Sunrise and STC Broadcasting subsequently determined that they would attempt to fund the Sinclair Agreement through an additional borrowing under the Senior Credit Agreement and by an additional capital contribution by Sunrise. The results of operations for the year ended December 31, 1999 include a charge of $825 for expenses incurred related to the cancelled private placement.

13.     Impairment Charge on North Dakota Stations:

      In July of 2001, the Board of Directors of the Company directed management to seek a buyer for the North Dakota Stations. On November 7, 2001, STC Broadcasting entered into a non-binding letter of intent with Smith Television of New York, Inc., an entity indirectly controlled by Robert N. Smith, for the purchase of the North Dakota Stations for a price of $38,500. On February 8, 2002, STC Broadcasting and STCLC entered into an Asset Purchase Agreement with Smith Television to sell substantially all the assets of the Company’s North Dakota Stations. Payment of the purchase price will be $28,875 in cash at closing and a note in the amount of $9,625. This transaction is subject to review and approval by the FCC and other customary closing conditions. Additionally, for a period of 20 days following the execution of the Asset Purchase Agreement, Smith Television has the ability to terminate the Asset Purchase Agreement, without any liability therefor, if it has been unable to obtain a binding commitment from a nationally recognized financial institution to finance the acquisition. The indicated purchase price results in a carrying value of the North Dakota Stations exceeding the purchase price less cost of sale by $11,239. During the fourth quarter of 2001, the Company recorded an impairment charge of $11,239 related to the carrying value of certain intangible assets of the North Dakota Stations as a result of the proposed sale. The Company received a fairness opinion from an investment banking

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

firm to support the $38,500 purchase price and to comply with the covenant terms of the STC Broadcasting Senior Subordinated Notes.

      At December 31, 2001, the Company has segregated the assets of the North Dakota Stations on the balance sheets at December 31, 2001 and 2000 due to the proposed sale. The following is condensed information related to the North Dakota Stations:

	December 31,

	2001	2000

Assets
Receivables	$2,679	$2,746
Program rights	$1,197	$1,177
Property and equipment	$20,647	$24,196
Intangibles	$14,058	$27,054
Deferred acquisition costs	$774	$1,095
Other	$113	$90
Liabilities
Accounts payable and accrued expenses	$1,020	$1,102
Program rights payable	$1,229	$1,209

	Years Ended December 31,

	2001	2000	1999

Net revenues	$14,648	$16,939	$15,038
Expenses:
Station operating	$4,588	$4,806	$5,039
Selling, general & administrative	$4,871	$4,890	$4,820
Expenses realized from barter transactions	$480	$456	$396
Depreciation	$4,166	$5,029	$4,875
Amortization	$2,078	$2,494	$2,494

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Income Taxes:

      Commencing August 30, 2000, the Company files a consolidated federal income tax return with all of its subsidiaries. Prior to August 30, 2000, all nonqualifying subsidiaries filed separate federal income tax returns. The Company and certain subsidiaries file separate state income tax returns. The provision (benefit) for income taxes consists of the following for the three years ended December 31, 2001:

	Years Ended December 31,

	2001	2000	1999

Current Tax Provision
Federal	$600	$—	$—
State	1,200	—	—

Total current	1,800	—	—

Deferred Provision (Benefit):
Federal	10,035	(11,543)	(6,408)
State	1,764	(1,996)	(1,117)

Total deferred	11,799	(13,539)	(7,525)

Total Income Tax Provision (Benefit)	$13,599	$(13,539)	$(7,525)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred taxes reflect the tax effect on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company executed the sale of WJAC through the sale of the Stock of its wholly-owned subsidiary, WJAC, Incorporated. In connection with the sale of WJAC, Incorporated, $501 in deferred tax assets and $16,842 in deferred tax liabilities were transferred to Cox. Components of the Company’s net deferred tax position as of December 31, 2001 and 2000 are as follows:

	December 31,

	2001	2000

Deferred Tax Assets:
Net operating loss (NOL) and AMT credit carryforwards	$9,640	$22,770
Deferred debt costs	814	1,131
Financial reporting impairment charge on North Dakota Stations	4,271	—
Allowance for doubtful accounts	328	188
Other	4	431

	15,057	24,520

Deferred Tax Liabilities:
Intangible assets	(562)	(15,721)
Deferred gain on asset exchange	(4,433)	(4,912)
Property and equipment	(5,160)	(8,308)
Other	(121)	—

	(10,276)	(28,941)

Net deferred tax asset (liability)	4,781	(4,421)
Less: valuation allowance	(4,781)	—

	$0	$(4,421)

      The Company has federal and state NOL carryforwards which expire from 2012 through 2021. During the year ended December 31, 1999, the Company created $1,509 of valuation allowance to reserve for deferred tax assets resulting from nonqualifying subsidiaries’ NOLs for the tax reporting period. During 2000, the Company’s former nonqualifying subsidiaries qualified to file a consolidated federal income tax return due to changes in the Company’s ownership control. As a result, the Company reversed existing valuation allowance attributed to NOL related deferred tax assets. During 2001, the Company created $4,781 of valuation allowance to reserve for a portion of the deferred tax assets associated with the Company’s NOLs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of the income tax provision (benefit) based on the federal statutory income tax rate (35% in 2001, 34% in 2000 and 1999) to the Company’s income tax provision (benefit) is as follows for the three years ended December 31, 2001:

	Years Ended December 31,

	2001	2000	1999

Tax provision (benefit) at the statutory rate	$9,186	$(8,413)	$(7,958)
State income tax provision (benefit), net of federal tax effect	2,270	(2,656)	(1,131)
Valuation allowance	4,781	(2,489)	1,509
Recognition of excess of tax basis over financial reporting basis in investment in a subsidiary	(2,667)	—	—
Other	29	19	55

	$13,599	$(13,539)	$(7,525)

15.     Management Contracts:

Employment Agreements

      On March 1, 1997, the Company and STC Broadcasting Inc. entered into five-year employment agreements with four members of senior management for minimum base compensation of $250 and an annual bonus based upon criteria established by the Board of Directors. On February 1, 2001, the contracts were amended to eliminate a fixed termination date.

Non-Competition Agreement with Robert N. Smith

      On January 3, 2002, in connection with the anticipated execution and delivery of the LIN Management Agreement (see footnote 16), Sunrise and STC Broadcasting entered into a Non-Competition Agreement with Robert N. Smith. Under the terms of the Non-Competition Agreement, Mr. Smith resigned as an officer of Sunrise and STC Broadcasting and agreed to resign as Chairman of the Board of Sunrise and STC Broadcasting effective upon the closing date of the transactions for the transfer by SBP to William S. Banowsky, Jr. of its ownership interest in one share of Class A Common Stock of Sunrise. Pursuant to the Non-Competition Agreement, Mr. Smith’s Executive Employment Agreement with Sunrise and STC Broadcasting was terminated and in January 2002, the Company paid Mr. Smith a non-compete payment in the amount of $600 in exchange for the agreements of Mr. Smith contained therein.

      Under the Non-Competition Agreement, Mr. Smith agreed that for a period of 36 months after January 3, 2002, he will not engage in the television broadcast business within the DMA of any television broadcast station owned or operated by the Company or its respective subsidiaries (other than any television broadcast stations that are sold by the Company or its respective subsidiaries) (the “non-compete markets”). From and after January 3, 2002, the Non-Competition Agreement permits Mr. Smith to invest in, become employed by, serve as an officer of or otherwise render services to or for another business enterprise having or operating a number of television stations in a number of different DMAs, one or more of which are located in the non-compete markets: provided, however, that (i) no more than 25% of the broadcast cash flow generated by such other business enterprise is derived from television broadcast stations located within the non-compete markets and (ii) Mr. Smith does not work directly for the television broadcast stations located within the non-compete markets.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Separation Agreements

      On January 3, 2002, in connection with the anticipated execution and delivery of the LIN Management Agreement (see note 16), Sunrise and STC Broadcasting entered into separate Separation Agreements with each of David A. Fitz and Sandy DiPasquale (“Executives”). Under the terms of their respective Separation Agreements, Messrs. Fitz and DiPasquale resigned as employees of Sunrise and STC Broadcasting and agreed to resign as officers of Sunrise and STC Broadcasting effective upon the closing date of the transactions for the transfer by LIN Television Corporation to a third party of all of its ownership interest in television broadcast station WNAC-TV, Providence, RI (the “WNAC Transfer Date”). The respective Executive Employment Agreements of Messrs. Fitz and DiPasquale with Sunrise and STC Broadcasting were terminated in connection with the execution and delivery of their respective Separation Agreements.

      Under the terms of their respective Separation Agreements, each of Messrs. Fitz and DiPasquale agreed to provide certain consulting services to Sunrise and STC Broadcasting for the period from January 3, 2002 through June 30, 2002 (the “Consulting Period”). In exchange for these consulting services, the Company agreed to pay (i) Mr. Fitz a consulting fee of $153 and a one-time payment of $525, and (ii) Mr. DiPasquale a consulting fee of $175 and a one-time payment of $600. The consulting fees are payable in six monthly installments and the one-time payments were deposited in escrow during January of 2002, and are payable on June 30, 2002, in each case provided Messrs. Fitz and DiPasquale perform their respective obligations during the Consulting Period.

      The Separation Agreements contain non-competition covenants, which provide that during the Consulting Period and for a period of 18 months thereafter, Mr. Fitz and Mr. DiPasquale, as applicable, will not engage in the television broadcast business within the non-compete markets. From and after January 3, 2003, the Separation Agreements permit Mr. Fitz and Mr. DiPasquale, as applicable, to invest in, become employed by, serve as an officer of or otherwise render services to or for another business enterprise having or operating a number of television stations in a number of different DMAs, one or more of which are located in the non-compete markets; provided, however, that (i) no more than 25% of the broadcast cash flow generated by such other business enterprise is derived from television broadcast stations located within the non-compete markets and (ii) Executive does not work directly for the television broadcast stations located within the non-compete markets.

16.     LIN Management Agreement:

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into the LIN Management Agreement with LIN, pursuant to which, among other things, LIN will assume the management of WPRI-TV, Providence, RI; WEYI-TV, Saginaw, MI; WUPW-TV, Toledo, OH; KRBC-TV, Abilene, TX; KACB-TV, San Angelo, TX; WDTN-TV, Dayton, OH; WNAC-TV, Providence, RI; and any television broadcast stations that may be owned or operated by Sunrise, STC Broadcasting or STCLC in the future but excluding any television broadcast stations that may be sold in the future (the “LIN Managed Stations”). Subject to the direction and control of Sunrise, STC Broadcasting and STCLC, LIN will provide management services in order to manage, promote, maintain and operate the LIN Managed Stations. On or promptly after the WNAC Transfer Date, certain officers and employees of LIN will be elected to serve as officers of Sunrise, STC Broadcasting, STCLC and their respective subsidiaries.

      As compensation for the performance of LIN’s services, the Company will pay to LIN an annual management fee of $900 less the aggregate amount of the salaries of the LIN officers and employees who are elected as officers of the Company and who are otherwise compensated by the

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company for such services (“Salary Reimbursement”). In addition to the annual management fee, the Company will pay to LIN an annual fee equal to one-third of the cumulative and continuing cost savings (other than reductions in corporate overhead) actually realized by the LIN Managed Stations resulting from (i) the clustering of the LIN Managed Stations with LIN’s television broadcast stations or the consolidation of the management and operations of the LIN Managed Stations with those services related to LIN’s television broadcast stations, (ii) the introduction of new technology to the management and operations of the LIN Managed Stations, and (iii) the renegotiation of vendor agreements, programming agreements, supply agreements and other agreements for and on behalf of the Company or one or more of its subsidiaries relating to the LIN Managed Stations. LIN will also be entitled to reimbursement for (i) all reasonable out-of-pocket expenses that are directly incurred by it in connection with the performance of the services thereunder, (ii) all reasonable salaries and benefits of employees of LIN providing such services who are directly engaged in the performance of such services (to be calculated at hourly rates determined based on the individual employee’s annual compensation, including employee benefits) other than those employees in respect of which the Salary Reimbursement is allocable, which reasonable salaries and benefits shall not in the aggregate exceed $500 on an annualized basis, and (iii) the reasonable fees and out-of-pocket expenses of any independent contractor engaged in connection with the performance of such services, in each case subject to the operating budget for the applicable fiscal year.

      In connection with the execution and delivery of the LIN Management Agreement, Sunrise (i) issued a Stock Purchase Warrant (the “Warrant”) to LIN to purchase up to 139,780 shares of Class B Common Stock of Sunrise at a price of $56.65 per share (as adjusted from time to time pursuant to the terms of the Warrant) and (ii) adopted a 2002 Stock Option Plan, pursuant to which Sunrise has the authority to issue options to purchase up to 55,912 shares of Class B Common Stock of Sunrise to certain of the key employees and eligible non-employees of Sunrise and its subsidiaries. It is anticipated that these options will be granted to the LIN officers and employees who will be performing services for the Company on behalf of LIN under the LIN Management Agreement. In connection with the issuance of the Warrant, Sunrise granted to LIN piggy-back registration rights in respect of the shares of Class B Common Stock issuable on exercise of the Warrant.

      Unless terminated earlier, the LIN Management Agreement will terminate on January 2, 2005 subject to automatic annual extensions if it is not otherwise renewed. The LIN Management Agreement may be terminated (i) by the mutual consent of the parties thereto, (ii) by Sunrise and STC Broadcasting for any reason upon 180 days’ written notice to LIN, (iii) by Sunrise and STC Broadcasting for Cause (as defined therein), (iv) at any time after the WNAC Transfer Date, by Sunrise and STC Broadcasting, if Gary Chapman dies or is under a disability or ceases to be Chief Executive Officer of either Sunrise or STC Broadcasting (other than removal by the board of directors or stockholders of Sunrise or STC Broadcasting), and (v) by LIN for Good Reason (as defined therein) upon 30 days’ written notice.

      If the LIN Management Agreement is terminated by LIN for Good Reason or by Sunrise and STC Broadcasting without Cause (other than termination pursuant to clause (iv) of the preceding paragraph), then the Company is required to pay $1,350 to LIN. If the LIN Management Agreement is terminated by Sunrise or STC Broadcasting for Cause or by LIN without Good Reason, then LIN is required to pay $1,350 to Sunrise and STC Broadcasting.

      In connection with the execution and delivery of the LIN TV Merger Agreement, Sunrise, STC Broadcasting, STCLC and LIN TV entered into the Termination and Release Agreement pursuant to

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which the LIN Management Agreement and Registration Rights Agreement will be terminated effective as of the effective time of the LIN TV Merger.

17.     SBG Management Agreement:

      On January 7, 2002, Sunrise, STC Broadcasting and STCLC entered into the SBG Management Agreement with SBG, pursuant to which, among other things, SBG will assume the management of the North Dakota Stations. Subject to the direction and control of Sunrise, STC Broadcasting and STCLC, SBG will provide management services, as reasonably requested by Sunrise, STC Broadcasting and STCLC and as reasonably acceptable to SBG, in order to manage, promote, maintain and operate the North Dakota Stations. SBG will not be entitled to any management fee for performing the services required to be performed by it under the SBG Management Agreement, but will be entitled to reimbursement for all reasonable out-of-pocket expenses that are directly incurred by it in connection with the performance of the services thereunder. The term of the SBG Management Agreement commences on January 7, 2002 and continues until the closing of a sale of the North Dakota Stations, unless sooner terminated by the mutual consent of the parties thereto or by any party thereto, upon 30 days’ prior written notice to the non-terminating party.

18.     Commitments and Contingencies:

Legal Proceedings

      Lawsuits and claims are filed against the Company from time to time in the ordinary course of business including suits based on defamation. Management believes that the outcome of any such pending matters will not materially affect the financial position, results of operations or cash flows of the Company.

      On January 18, 2002, and at the request of LIN under the powers provided in the LIN Management Agreement, STC Broadcasting served notice on Katz Media Group, Inc. and Katz Millennium Sales and Marketing, Inc. (“Katz”) that they were terminating the representation agreement for WPRI, WNAC, WUPW, WDTN, and WEYI (the “Katz Stations”) effective January 25, 2002, and switching these stations to Petry Media Corporation and subsidiaries (“Petry”). On February 5, 2002, STC Broadcasting received a letter from Katz indicating that they were due commissions on the Katz Stations for commercials aired through January 25, 2002, of $223 and for commercials contracted or committed to prior to January 26, 2002, which will be broadcast after January 25, 2002 in the amount of $196. Additionally, Katz made certain claims related to termination obligations related to the Katz Stations in the amount of $2,508. On February 19, 2002, Petry agreed to indemnify and defend STC Broadcasting against any loss arising out of the termination of the Katz stations representation agreement with Katz. The claims are being negotiated between Katz and Petry and STC Broadcasting believes that there will be a settlement between the two parties that will not result in any liability on behalf of STC Broadcasting.

Network Affiliation Agreements

      STC Broadcasting is currently negotiating with FOX as to the terms of renewal of its affiliation agreements with WNAC and WUPW. While negotiations continue, the terms of the expired affiliation agreements remain in effect.

      Effective January 1, 2001, compensation received by WDTN-TV from the ABC Network was reduced by $700 a year pursuant to the affiliation agreement. This reduction was part of an overall

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

negotiation with Clear Channel related to its merger with AM/FM and the sale of WPRI to STC Broadcasting.

      STC Broadcasting’s affiliation agreement with the NBC network for KVLY expires on March 28, 2002 and the NBC network affiliation agreement for KFYR and its three satellites expired on December 31, 2001. STC Broadcasting has begun discussions on new agreements for both stations. The agreement on KFYR continues on a monthly basis while negotiations proceed.

Employees

      As of December 31, 2001, STC Broadcasting had approximately 599 full-time and 97 part-time employees. WEYI has a contract with United Auto Workers that expires on September 30, 2002 with respect to 37 employees. WDTN has a contract with the International Brotherhood of Electrical Workers (“IBEW”) that expires July 1, 2003 with respect to 52 employees. KFYR has a contract with IBEW that expires on September 9, 2003 with respect to 10 employees. No significant labor problems have been experienced by the Stations. STC Broadcasting considers its overall labor relations to be good. However, there can be no assurance that STC Broadcasting’s collective bargaining agreements will be renewed in the future or that STC Broadcasting will not experience a prolonged labor dispute, which could have a material adverse effect on STC Broadcasting’s business, financial condition, or results of operations.

Digital Conversion

      FCC regulations require the Company to commence digital operations by May 1, 2002, in addition to continuing the Company’s analog operation. The digital conversion will require an approximate $15,000 outlay for new equipment. During 2001, the Company signed master agreements with suppliers of antennas, transmission lines and transmitters. Digital expenditures amount to $3,958 for the year ended December 31, 2001, with the balance to be paid in 2002 and 2003. The Company anticipates that, due to equipment manufacturing delays and the non availability of tower crews during early 2002, it will file with the FCC for an extension of time to complete the digital construction, especially with respect to the stations located in North Dakota and Texas. Costs related to the North Dakota and Texas stations are estimated at $7,000. Although there can be no assurance that the FCC will so act, the Company anticipates that the FCC will grant such extensions. Although the Company believes it is highly unlikely, there is a remote possibility that the Company could lose the digital FCC license for a station that does not build-out within the time allowed by the FCC. The Company anticipates that digital expenditures will be paid for through available cash on hand, cash generated from operations and borrowings under the Company’s revolving credit facility.

Lease Commitments

      STC Broadcasting leases land for three transmitter towers, two studio/office facilities, satellite sales and news offices, two corporate offices and minor equipment. Total rent expenses were approximately $571, $640, and $421 for the three years ended December 31, 2001, respectively.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, the total minimum annual rental commitments under non-cancelable leases for the three transmitter land sites, the two studio facilities and the two corporate offices are as follows:

Year	Total

2002	$519
2003	495
2004	413
2005	358
2006	333
Thereafter	1,356

Total	$3,474

      The lease on the WUPW transmitter site is a 99 year lease with an end date of December 2, 2089. The Company has an option to purchase the property on August 1, 2018 at fair market value. The above lease commitment disclosure includes the monthly payments, (presently $5 a month plus an annual 3% increase) through the option date.

19.     Segment Information:

      STC Broadcasting has seven reportable segments, two license corporations and a corporate office in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” These segments are television stations in designated market areas (“DMA”) as defined by A. C. Nielsen Company.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. STC Broadcasting evaluates segment performance based on station broadcast operating income before depreciation, amortization, interest income, interest expense, income taxes, nonrecurring gains and losses, and extraordinary items. (“Management Evaluated Cash Flows”)

      STC Broadcasting has no intersegment sales or transfers other than interest that is allocated to certain subsidiaries of STC Broadcasting. All segments have local distinct management separate from senior corporate management. Each management team is evaluated based upon the station’s operating performance.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables set forth information by segments, aggregated with segments that have similar economic characteristics, and reconciles segment information to the consolidated financial statements amounts.

			Management						Gain on
		Net	Evaluated			Corporate	Interest	Asset	sale of
	Year	Revenues	Cash Flow	Depreciation	Amortization	Expenses	Expense	Impairment	stations

Segment Groups
49-75 DMA	2001	$47,862	$17,196	$6,240	$1,329	$0	$1,067	$0	$(6)
	2000	44,880	22,476	5,112	943	0	2,560	0	0
	1999	44,409	20,965	4,991	925	0	2,560	0	979
76 DMA and above	2001	19,092	5,503	5,402	505	0	704	0	1,850
	2000	35,351	15,399	8,722	1,057	0	4,384	0	0
	1999	36,748	12,779	8,373	1,055	0	4,384	0	0
License Corporations	2001	0	0	0	16,557	0	0	11,239	50,958
	2000	0	0	0	19,995	0	0	0	0
	1999	0	0	0	20,271	0	0	0	3,521
Corporate	2001	0	0	106	259	3,096	16,617	0	14,979
	2000	0	0	99	256	3,927	16,283	0	0
	1999	0	0	41	254	3,499	14,170	0	0

Company Totals:	2001	66,954	22,699	11,748	18,650	3,096	18,388	11,239	67,781
	2000	80,231	37,875	13,933	22,251	3,927	23,227	0	0
	1999	81,157	33,744	13,405	22,505	3,499	21,114	0	4,500

			Net income
			(loss)			New
		Other,	before	Total	Capital	Program	Program	Program
	Year	Net	income tax	Assets	Expenditures	Rights	Amortization	Payments

Segment Groups
49-75 DMA	2001	$1,403	$7,151	$59,622	$3,202	$3,368	$4,942	$5,509
	2000	693	13,168	42,665	3,185	1,324	3,530	3,879
	1999	346	13,122	49,632	1,813	4,048	4,455	4,543
76 DMA and above	2001	21	721	31,322	852	775	661	671
	2000	1,241	(5)	51,017	1,740	762	1,483	1,453
	1999	189	(1,222)	64,867	3,551	2,064	1,723	1,815
License Corporations	2001	0	23,162	193,151	0	0	0	0
	2000	0	(19,995)	241,243	0	0	0	0
	1999	0	(16,750)	261,241	0	0	0	0
Corporate	2001	(313)	(4,786)	20,468	4,008	0	0	0
	2000	1,249	(21,814)	14,471	14	0	0	0
	1999	592	(18,556)	8,433	417	0	0	0

Company Totals:	2001	1,111	26,248	304,563	8,062	4,143	5,603	6,180
	2000	3,183	(28,646)	349,396	4,939	2,086	5,013	5,332
	1999	1,127	(23,406)	384,173	5,781	6,112	6,178	6,358

(1)	The tax provision (benefit) is allocated entirely to the corporate office.

(2)	Interest expense is allocated to various subsidiaries, which own WJAC, KRBC, KACB, WTOV and WNAC.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.     Unaudited Quarterly Data:

				Net Income (Loss)
Year Ended	Net	Net Income		Applicable to
December 31,	Revenues	(Loss)		Common Stock

2001
1st quarter	$13,169	$47,381	(1)	$45,568	(1)
2nd quarter	16,998	(10,428	)(2)	(12,304	)(2)
3rd quarter	16,676	(7,934)		(9,875)
4th quarter	20,111	(16,370	)(3)	(18,377	)(3)
2000
1st quarter	$18,553	$(6,959)		$(8,544)
2nd quarter	21,748	(4,934)		(6,574)
3rd quarter	18,800	2,084		389
4th quarter	21,130	(5,298)		(7,052)
1999
1st quarter	$20,414	$(5,296)		$(7,000)
2nd quarter	21,207	(3,036)		(5,067)
3rd quarter	18,223	(5,401)		(7,557)
4th quarter	21,313	(2,148)		(3,680)

(1)	Includes the effect of $78,315 gain on the sale of the WJAC and WTOV (see footnote 4).

(2)	Includes the effect of $9,594 loss on the sale of WNAC (see footnote 4).

(3)	Includes the effect of $11,239 impairment charge related to sale of the North Dakota Stations (see footnote 13).

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.     Valuation and Qualifying Accounts:

	Balance at	Charged to	Charged		Write offs	Balance
	Beginning	Costs and	to Other		Net of	at End
Description	of Period	Expenses	Accounts		Recoveries	of Period

Allowance for doubtful accounts
Year ended December 31, 2001	$336	$490	$239	(1)(3)	$318	$747 (2)
Year ended December 31, 2000	$546	$492	(142	)(3)	$560	$336 (2)
Year ended December 31, 1999	$504	$403	—		$361	$546

(1)	Amount includes $235 of allowance for doubtful account balances in connection with the acquisition of WPRI.

(2)	Receivables included in broadcast assets held for sale have an additional $84 and $142 of an allowance for doubtful accounts in 2001 and 2000, respectively.

(3)	Transfer to broadcast asset held for sale.

22.     Pro forma Unaudited Historical Information:

      Set forth below is a summary of certain unaudited pro forma financial information reflecting the effects of the sale of WJAC and WTOV, the purchase of WPRI, the sale of WNAC’s FCC license and other assets (“Historical Transactions”) and the historical transactions and the sale of the North Dakota Stations (“Historical and Proposed Transactions”) on the historical consolidated statement of operations of the Company as if all of these transactions had taken place at January 1, 2001. The following pro forma information is not indicative of the actual results that would have been achieved since January 1, 2001 nor is it indicative of the future results of operations.

	Year Ended December 31, 2001

		Historical and
	Historical	Proposed Transactions

Net broadcasting revenue	$74,237	$59,589

Net income	$15,365	$19,275

Net income applicable to common stock	$7,728	$11,638

23.     Merger With LIN TV:

      On February 19, 2002, Sunrise and LIN TV entered into the LIN TV Merger pursuant to which, upon the terms and conditions thereof, Sunrise would merge with LIN into LIN TV. Upon consummation of the acquisition, each issued and outstanding share of Sunrise’s Class A Common Stock and Class B Common Stock held by holders other than affiliates of Hicks Muse will be automatically converted into the right to receive approximately 22.4863 shares of LIN TV Class A Common Stock, and each issued and outstanding share of Sunrise Class B Common Stock held by affiliates of Hicks Muse will be automatically converted into the right to receive approximately 22.4863 shares of LIN TV Class B Common Stock, subject in each case to adjustment in the event of a stock split, combination, issuance of additional shares of common stock and similar events. In addition, option and warrants, other than those held by affiliates of Hicks Muse, to acquire shares of Sunrise Common Stock that are outstanding immediately prior to the Merger will be converted to the right to receive shares of LIN TV Class A Common Stock with share amounts and exercise prices adjusted based on the same terms. Issued and outstanding warrants to acquire shares of Sunrise Common Stock held by affiliates to Hicks Muse will be converted into the right to receive shares of LIN TV Class B Common Stock with share amounts and exercise prices adjusted based on the same terms.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The closing of the LIN TV Merger is conditioned upon, among other things, the following:

•	stockholder approval from LIN TV and Sunrise;

•	FCC approval of the transfer of control of STCLC’s FCC licenses;

•	the sale of North Dakota Stations by Sunrise and the sale of WNAC-TV by LIN TV and the replacement of the STC Broadcasting Senior Credit Agreement;

•	the delivery of opinions from respective financial advisors to the effect that the consideration given and received by each party to the merger agreement is fair, from a financial point of view, to its respective stockholders; and

•	consent to the merger by third parties, including those required under STC Broadcasting network affiliation agreements and station leases.

•	the delivery of opinions from Sunrise and LIN TV FCC counsel.

      The merger agreement terminates on February 19, 2003 and can be terminated by our mutual agreement or either party can terminate if its other party breaches as representation or warranty or fails to perform and such breach or failure constitutes a material adverse effect.

      Under the merger agreement, LIN TV has agreed to indemnify and provide directors’ and officers’ liability insurance for each current and former director, officer and employee of Sunrise or any of its subsidiaries against claims arising out of actions or omissions occurring prior to the merger arising out of the fact that such person is or was a director, officer or employee or arising out of the merger.

      If the LIN TV Merger is not consummated prior to the completion of a planned initial public offering of LIN TV, LIN TV may lend Sunrise an amount sufficient to repay substantially all of its outstanding indebtedness and redeem STC Broadcasting’s outstanding Series A Preferred Stock, other than Series A Preferred Stock and Sunrise Notes, that affiliates of Hicks Muse expect to acquire from a third party and exchange for shares of LIN TV Class B Common Stock. It is anticipated that the loan will bear interest, payable monthly, at a rate of 9% per annum and will mature one year from its issue date, subject to extension by LIN TV. The loan will be secured by substantially all of the assets of Sunrise, other than FCC licenses, and a pledge of the capital stock of Sunrise’s subsidiary that holds those FCC licenses. It is anticipated that the loan agreement will prohibit, among other things, the ability of Sunrise and its subsidiaries to incur any additional indebtedness or liens or enter into any transaction that is not in the ordinary course of its business.

      Hicks Muse intends to make a significant investment in LIN TV Class B Common Stock. In connection with this investment, Hicks Muse expects to acquire approximately $78 million of STC Broadcasting outstanding Series A Preferred Stock and Sunrise Notes from a third party. LIN TV expects to enter into an exchange agreement with Hicks Muse pursuant to which LIN TV will exchange the STC Broadcasting Series A Preferred Stock and Sunrise Notes held by Hicks Muse for shares of LIN TV Class B Common Stock upon the consummation of the LIN TV Merger. Hicks Muse will receive a number of shares of LIN TV Class B common stock having an equivalent value to the Series A Preferred Stock and Sunrise Notes based upon the initial public offering price of LIN TV Class A common stock.

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.     Subsequent Events:

      On February 28, 2002, the senior lenders granted the Company the requested waiver of the loan covenant prohibiting the North Dakota Stations sale.

      On March 29, 2002, Sunrise and LIN TV Corp. entered into the First Amendment to Agreement and Plan of Merger (“First Amendment”), pursuant to which, among other things, the sale of the North Dakota Stations was removed as a condition to the closing of the merger. The First Amendment also reduces the number of shares of LIN TV Corp. common stock to be issued in the merger for each outstanding share of Sunrise common stock by reducing the exchange ratio from 22.4862984 to 20.2784; provided, however, that if the transactions contemplated by the Revised Agreement (as defined below) have not been consummated by the effective time of the merger, the exchange ratio shall be deemed to be 10.5634.

      The First Amendment further provides that in the event the effective time of the merger occurs prior to the Determination Date (as defined below) and the transactions contemplated by the Revised Agreement have not been consummated prior to the effective time of the merger, LIN TV Corp. will reserve for issuance that number of shares of LIN TV Corp. common stock equal to the difference between the aggregate number of shares that would be issuable to all former holders of Sunrise common stock under the 20.2784 exchange ratio and the aggregate number of shares issuable to all former holders of Sunrise common stock under the 10.5634 exchange ratio (the “LIN Reserved Shares”). In the event that the transactions contemplated by the Revised Agreement are consummated after the effective time of the merger but on or prior to the Determination Date, LIN TV Corp. shall issue to each holder of LIN TV Corp. common stock who was a holder of Sunrise common stock immediately prior to the effective time of the merger that number of shares of LIN TV Corp. common stock equal to the difference between (i) the number of shares of LIN TV Corp. common stock issued to such holder under the 10.5634 exchange ratio and (ii) the number of shares of Common Stock of LIN TV that would have been issued to such holder in the event that the exchange ratio had been 20.2784. In the event that the transactions contemplated by the Revised Agreement are not consummated as of the Determination Date, LIN TV Corp. will have no obligations to continue to reserve the LIN Reserved Shares. “Determination Date” means May 31, 2002, provided that in the event that the Extension Fee (as defined in the Revised Agreement) is paid in accordance with Section 13.1.2 of the Revised Agreement, then June 30, 2002.

      On March 28, 2002, STC Broadcasting and STCLC entered into an Amended and Restated Asset Purchase Agreement (“Revised Agreement”) with Smith Television pursuant to which the parties agreed to: (i) reduce the purchase price from $38,500 to $36,000; (ii) provide for a license closing at which time the North Dakota Stations’ FCC Assets would be transferred to Smith Television of North Dakota License Holdings, Inc. (“STNDLH”) for payment of $1,000; (iii) provide for a closing on the remaining North Dakota Stations’ assets on or before May 31, 2002, at which time Smith Television would make a cash payment of $27,875 and enter into a promissory note in the amount of $7,125; and (iv) enter into a Put and Option Agreement. The Revised Agreement was negotiated and approved by a special committee of the Board of Directors.

      On March 26, 2002, the FCC approved the transfer of the North Dakota Stations FCC licenses from STCLC to STNDLH. On March 28, 2002, the license closing was consummated between STC Broadcasting and STNDLH by the payment of the $1,000 by STNDLH.

      On March 28, 2002, STC Broadcasting, STCLC and Smith Television entered into a Put and Option Agreement. To the extent that the Closing, as defined in the Revised Agreement, has not occurred on or prior to the Drop Dead Date (as defined in the Revised Agreement) then from and

SUNRISE TELEVISION CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after the later to occur of (i) Drop Dead Date and (ii) the consummation or termination of the LIN TV Merger, as such agreement may be amended, Smith Television shall have the right to require STC Broadcasting to purchase the FCC assets for a purchase price of $1,000. STC Broadcasting or its permitted assignee has the right to purchase the FCC Assets for a purchase price of $1,000 upon the termination of either the Revised Agreement or the Lease Agreement (defined below). Either of these transactions would be subject to the FCC approving the transfer from Smith Television to STC Broadcasting of the North Dakota Stations’ FCC Licenses.

      On March 28, 2002, Sunrise, STC Broadcasting and STNDLH entered into a Lease Agreement by which STNDLH would rent from STC Broadcasting substantially all of the real, personal and intangible assets, other than the FCC Assets, of the North Dakota Stations and the North Dakota Stations’ employees in return for the cash flow, as defined in the Lease Agreement, from the North Dakota Stations. The term of the agreement shall continue until the earlier of (i) the closing of Smith Television’s purchase of the North Dakota Stations’ assets pursuant to the Revised Agreement and (ii) the closing under the Put and Option agreement. The SBG Management Agreement was terminated effective March 28, 2002.

      On March 29, 2002, Sunrise entered into a First Amendment to the Non-Qualified Stock Option Letter Agreements with each of Dr. William Cunningham and William S. Banowsky, Jr., pursuant to which the exercise price of 3,000 options previously granted to each of Dr. Cunningham and Mr. Banowsky was reduced from $61.41 to $12.88 per share.

LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP.

news 8
SKY LINK

WOOD TV - Grand Rapids, MI

WIVB - Buffalo, NY

KXAN NEWS

KXAN - Austin, TX

Commitment to Local News Programming

WTNH - New Haven, CT

LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP. • LIN TV CORP.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our class A common stock.

Prospectus Summary	1
Risk Factors	8
Special Note About Forward-Looking Statements	17
Dividend Policy	18
Dilution	18
Use of Proceeds	19
Capitalization	20
Unaudited Pro Forma Financial Data	21
Selected Consolidated Financial Data	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
The Transactions	44
Business	47
Management	74
Certain Relationships and Related Transactions	83
Principal Stockholders	87
Description of Our Indebtedness	90
Description of Capital Stock	93
Shares Eligible for Future Sale	98
Certain United States Federal Tax Considerations for Non-United States Holders	100
Underwriting	103
Legal Matters	107
Experts	107
Where You Can Find Additional Information	107
Index to Financial Statements	F-1

Until                     , 2002 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

14,650,000 Shares

Class A Common Stock

Deutsche Bank Securities

Bear, Stearns & Co. Inc.

JPMorgan

Credit Suisse First Boston

Morgan Stanley

Prospectus

                    , 2002

PART II

(Information not required in the prospectus)

Item 13.	Other Expenses of Issuance and Distribution

      Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$34,100
NASD filing fee	30,500
NYSE listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be completed by amendments.

Item 14.     Indemnification of Directors and Officers

      Our company is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

      Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

      Under the Registration Rights Agreement, which will be dated as of the closing date of the offering,           , 2002, the Registrant will indemnify any stockholder that demands or participates and any underwriter that participates in a registration pursuant to the terms of the Registration Rights Agreement, as well as each of their respective officers, directors and control person, from and against any losses, claims, damages or liabilities, joint or several, to which such indemnified persons may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement of material fact contained therein, or arise out of or are based on the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

      Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

      The Underwriting Agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

Item 15.     Recent Sales of Unregistered Securities

      LIN TV Corp., formerly known as Ranger Equity Holdings Corporation, undertook a reclassification of its issued and outstanding capital stock in a transaction exempt from registration under Section 3(a)(9) of the Securities Act in March 2001.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number		Description

1.1	—	Underwriting Agreement.*
2.1	—	Agreement and Plan of Merger among Sunrise Television Corp. and LIN TV Corp. dated as of February 19, 2002.††††
2.2	—	First Amendment to Agreement and Plan of Merger, dated as of March 29, 2002, between LIN TV Corp. and Sunrise Television Corp.†††
3.1	—	Form of Second Amended and Restated Certificate of Incorporation of LIN TV Corp.†††
3.2	—	Amended and Restated Bylaws of LIN TV Corp.*
4.1	—	Specimen of stock certificate representing the Registrant’s common stock, $.01 par value per share.*
4.2	—	Form of Registration Rights Agreement, dated as of , 2002 by and among LIN TV Corp. (f/k/a Ranger Equity Holdings Corporation) and the stockholders named therein.*
5.1	—	Opinion of Weil, Gotshal & Manges LLP as to the securities issued hereby.*
10.1	—	Indenture, dated as of March 3, 1998, among LIN Acquisitions Company, the Guarantors named therein, and the Bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 8 3/8% Senior Subordinated Notes due March 1, 2008.(1)
10.2	—	Indenture, dated as of March 3, 1998, among LIN Holdings Corp. and the bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 10% Senior Discount Notes due March 1, 2008.(1)

Exhibit
Number			Description

10.3		—	Indenture, dated as of June 14, 2001, among LIN Television Corp. and the bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 8% Senior Notes.(2)
10.4		—	Indenture, dated as of June 14, 2001, among LIN Holdings Corp. and The Bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 10% Senior Discount Notes due March 1, 2008.(2)
10.5		—	Amended and Restated Credit Agreement, dated June 29, 2001, among the issuers, JPMorgan Chase, as administrative agent, and lenders named therein.(2)
10.6		—	Guarantee and Collateral Agreement, dated as of March 3, 1998, made by LIN Holdings Corp., LIN Acquisition Company, LIN Television Corporation and the Guarantors named herein, in favor of The Chase Manhattan Bank, as Administrative Agent.(1)
10.7		—	Amended and Restated Financial Advisory Agreement, dated as of February 20, 2002, among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp. and Hicks, Muse & Co. Partners, L.P.††
10.7.	1	—	First Amendment to Amended and Restated Financial Advisory Agreement, dated as of March , 2002, by and among LIN Television Corporation, LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P.*
10.8		—	Amended and Restated Transaction Agreement, dated as of January 22, 1998, between National Broadcasting Company Inc., Outlet Broadcasting, Inc., LIN Television of Texas L.P., LIN Television Corporation, Station Venture Holdings, LLC, Station Venture Operations, LP, and Ranger Holdings Corp.(1)
10.9		—	Employment Agreement dated as of January 1, 2002, by and among LIN TV Corp. and Gary R. Chapman.(3)
10.10		—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and Paul Karpowicz.(4)
10.11		—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and C. Robert Ogren, Jr.(4)
10.12		—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and Gregory M. Schmidt.(4)
10.13		—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and Peter E. Maloney.(1)
10.14		—	LIN Television Corporation Retirement Plan, as amended and restated.(4)
10.15		—	LIN Television Corporation 401(k) Plan and Trust.(5)
10.16		—	LIN TV Corp. (formerly known as Ranger Equity Holdings Corporation) 1998 Stock Option Plan.(6)
10.17		—	LIN TV Corp. (formerly known as Ranger Equity Holdings Corporation) 1998 Phantom Stock Plan.(2)
10.18		—	Termination and Release Agreement, dated as of February 20, 2002, by and among LIN Television Corp., LIN TV Corp., LIN Holdings Corp. and Hicks, Muse & Co. Partners, L.P.††
10.19		—	First Amendment to Termination and Release Agreement, dated as of April , 2002, by and among LIN Television Corporation, LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P.*
10.20		—	Form of LIN TV Corp. Promissory Note.*

Exhibit
Number		Description

10.21	—	Form of Warrant of LIN TV Corp.††
10.22	—	Exchange Agreement, dated as of February 19, 2002, by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P. and LIN TV Corp.†
10.23	—	LIN TV Corp. 2002 Stock Plan.*
10.24	—	LIN TV Corp. 2002 Non-Employee Director Stock Option Plan.*
10.25	—	LIN TV Corp. 2002 Employee Stock Purchase Plan.*
21.1	—	Subsidiaries of the Registrant.††††
23.1	—	Consent of Weil, Gotshal & Manges LLP (included in the opinions filed as Exhibit 5.1 to this Registration Statement).*
23.2	—	Consent of PricewaterhouseCoopers LLP, independent accountants.†
23.3	—	Consent of Arthur Andersen LLP, independent accountants.†
24.1	—	Power of Attorney for LIN TV Corp. (included on the signature page to this Registration Statement).††††
99.1	—	Director nominee consent, dated February 19, 2002 by Mr. William S. Banowsky, Jr.††††
99.2	—	Director nominee consent, dated February 19, 2002 by Mr. William Cunningham.††††
99.3	—	Arthur Andersen LLP letter.†††
99.4	—	Director nominee consent, dated April 18, 2002 by Antoinette Cook Bush.†
99.5	—	Director nominee consent, dated April 19, 2002 by Wilma H. Jordan.†

 † Filed herewith.

††	Previously filed with Amendment No. 2 to this registration statement.

†††	Previously filed with Amendment No. 1 to this registration statement.

††††	Previously filed with the initial filing of this registration statement.

 * To be filed by amendment.

(1)	Incorporated by reference to the Registration Statement on Form S-1 of LIN Holdings Corp. and LIN Television Corporation, dated May 29, 1998, File No. 333-54003.

(2)	Incorporated by reference to the Quarterly Report on Form 10-Q of LIN Holdings Corp. and LIN Television Corporation for the fiscal quarter, ended June 30, 2001.

(3)	Incorporated by reference to the Annual Report on Form 10-K of LIN Holdings Corp. and LIN Television Corporation, dated April 1, 2002.

(4)	Incorporated by reference to the Quarterly Report on Form 10-Q of LIN Television Corporation for the fiscal quarter ended September 30, 1996, File No. 0-25206.

(5)	Incorporated by reference to the Registration Statement on Form S-1 of LIN Broadcasting Corporation, dated October 4, 1994, File No. 33-84718.

(6)	Incorporated by reference to the Annual Report on Form 10-K of LIN Holdings Corp. and LIN Television Corporation, dated March 31, 1999, File No. 333-54003-06.

      (b) Financial Statement Schedules:

      Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or accompanying notes.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

      The undersigned Registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island on April 22, 2002.

LIN TV CORP.

/s/ GARY R. CHAPMAN

Gary R. Chapman
Chairman, President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

* Gary R. Chapman		Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 22, 2002

* Paul Karpowicz		Vice President of Television and Director (Principal Operating Officer)	April 22, 2002

/s/ WILLIAM A. CUNNINGHAM William A. Cunningham		Vice President and Controller (Principal Accounting Officer)	April 22, 2002

* Deborah R. Jacobson		Vice President of Corporate Development and Treasurer (Principal Financial Officer)	April 22, 2002

* Randall S. Fojtasek		Director	April 22, 2002

* Royal W. Carson, III		Director	April 22, 2002

*By:	/s/ WILLIAM A. CUNNINGHAM William A. Cunningham Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number			Description

1.1		—	Underwriting Agreement.*
2.1		—	Agreement and Plan of Merger among Sunrise Television Corp. and LIN TV Corp. dated as of February 19, 2002.††††
2.2		—	First Amendment to Agreement and Plan of Merger, dated as of March 29, 2002, between LIN TV Corp. and Sunrise Television Corp.†††
3.1		—	Form of Second Amended and Restated Certificate of Incorporation of LIN TV Corp.†††
3.2		—	Amended and Restated Bylaws of LIN TV Corp.*
4.1		—	Specimen of stock certificate representing the Registrant’s common stock, $.01 par value per share.*
4.2		—	Form of Registration Rights Agreement, dated as of , 2002 by and among LIN TV Corp. (f/k/a Ranger Equity Holdings Corporation) and the stockholders named therein.*
5.1		—	Opinion of Weil, Gotshal & Manges LLP as to the securities issued hereby.*
10.1		—	Indenture, dated as of March 3, 1998, among LIN Acquisitions Company, the Guarantors named therein, and the Bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 8 3/8% Senior Subordinated Notes due March 1, 2008.(1)
10.2		—	Indenture, dated as of March 3, 1998, among LIN Holdings Corp. and the bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 10% Senior Discount Notes due March 1, 2008.(1)
10.3		—	Indenture, dated as of June 14, 2001, among LIN Television Corp. and the bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 8% Senior Notes.(2)
10.4		—	Indenture, dated as of June 14, 2001, among LIN Holdings Corp. and The Bank of New York, successor to United States Trust Company of New York, as Trustee, relating to the 10% Senior Discount Notes due March 1, 2008.(2)
10.5		—	Amended and Restated Credit Agreement, dated June 29, 2001, among the issuers, JPMorgan Chase, as administrative agent, and lenders named therein.(2)
10.6		—	Guarantee and Collateral Agreement, dated as of March 3, 1998, made by LIN Holdings Corp., LIN Acquisition Company, LIN Television Corporation and the Guarantors named herein, in favor of The Chase Manhattan Bank, as Administrative Agent.(1)
10.7		—	Amended and Restated Financial Advisory Agreement, dated as of February 20, 2002, among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp. and Hicks, Muse & Co. Partners, L.P.††
10.7.	1	—	First Amendment to Amended and Restated Financial Advisory Agreement, dated as of March , 2002, by and among LIN Television Corporation, LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P.*

Exhibit
Number		Description

10.8	—	Amended and Restated Transaction Agreement, dated as of January 22, 1998, between National Broadcasting Company Inc., Outlet Broadcasting, Inc., LIN Television of Texas L.P., LIN Television Corporation, Station Venture Holdings, LLC, Station Venture Operations, LP, and Ranger Holdings Corp.(1)
10.9	—	Employment Agreement dated as of January 1, 2002, by and among LIN TV Corp. and Gary R. Chapman.(3)
10.10	—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and Paul Karpowicz.(4)
10.11	—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and C. Robert Ogren, Jr.(4)
10.12	—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and Gregory M. Schmidt.(4)
10.13	—	Severance Compensation Agreement dated as of September 5, 1996, between LIN Television Corporation and Peter E. Maloney.(1)
10.14	—	LIN Television Corporation Retirement Plan, as amended and restated.(4)
10.15	—	LIN Television Corporation 401(k) Plan and Trust.(5)
10.16	—	LIN TV Corp. (formerly known as Ranger Equity Holdings Corporation) 1998 Stock Option Plan.(6)
10.17	—	LIN TV Corp. (formerly known as Ranger Equity Holdings Corporation) 1998 Phantom Stock Plan.(2)
10.18	—	Termination and Release Agreement, dated as of February 20, 2002, by and among LIN Television Corp., LIN TV Corp., LIN Holdings Corp. and Hicks, Muse & Co. Partners, L.P.††
10.19	—	First Amendment to Termination and Release Agreement, dated as of April , 2002, by and among LIN Television Corporation, LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P.*
10.20	—	Form of LIN TV Corp. Promissory Note.*
10.21	—	Form of Warrant of LIN TV Corp.††
10.22	—	Exchange Agreement, dated as of February 19, 2002, by and among Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3 Coinvestors, L.P. and LIN TV Corp.†
10.23	—	LIN TV Corp. 2002 Stock Plan.*
10.24	—	LIN TV Corp. 2002 Non-Employee Director Stock Option Plan.*
10.25	—	LIN TV Corp. 2002 Employee Stock Purchase Plan.*
21.1	—	Subsidiaries of the Registrant.††††
23.1	—	Consent of Weil, Gotshal & Manges LLP (included in the opinions filed as Exhibit 5.1 to this Registration Statement).*
23.2	—	Consent of PricewaterhouseCoopers LLP, independent accountants.†
23.3	—	Consent of Arthur Andersen LLP, independent accountants.†
24.1	—	Power of Attorney for LIN TV Corp. (included on the signature page to this Registration Statement).††††

Exhibit
Number		Description

99.1	—	Director nominee consent, dated February 19, 2002 by Mr. William S. Banowsky, Jr.††††
99.2	—	Director nominee consent, dated February 19, 2002 by Mr. William Cunningham.††††
99.3	—	Arthur Andersen LLP letter.†††
99.4	—	Director nominee consent, dated April 18, 2002 by Antoinette Cook Bush.†
99.5	—	Director nominee consent, dated April 19, 2002 by Wilma H. Jordan.†

 † Filed herewith.

††	Previously filed with Amendment No. 2 to this registration statement.

†††	Previously filed with Amendment No. 1 to this registration statement.

††††	Previously filed with the initial filing of this registration statement.

   * To be filed by amendment.

(1)	Incorporated by reference to the Registration Statement on Form S-1 of LIN Holdings Corp. and LIN Television Corporation, dated May 29, 1998, File No. 333-54003.

(2)	Incorporated by reference to the Quarterly Report on Form 10-Q of LIN Holdings Corp. and LIN Television Corporation for the fiscal quarter, ended June 30, 2001.

(3)	Incorporated by reference to the Annual Report on Form 10-K of LIN Holdings Corp. and LIN Television Corporation, dated April 1, 2002.

(4)	Incorporated by reference to the Quarterly Report on Form 10-Q of LIN Television Corporation for the fiscal quarter ended September 30, 1996, File No. 0-25206.

(5)	Incorporated by reference to the Registration Statement on Form S-1 of LIN Broadcasting Corporation, dated October 4, 1994, File No. 33-84718.

(6)	Incorporated by reference to the Annual Report on Form 10-K of LIN Holdings Corp. and LIN Television Corporation, dated March 31, 1999, File No. 333-54003-06.